Exhibit T3E-1

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF ILLINOIS

EASTERN DIVISION

)
In re:	)	Chapter 11
)
CAESARS ENTERTAINMENT OPERATING	)	Case No. 15-01145 (ABG)
COMPANY, INC., et al.[1]	)
)
Debtors.	)	(Jointly Administered)
)

DISCLOSURE STATEMENT FOR THE DEBTORS’

SECOND AMENDED JOINT PLAN OF REORGANIZATION

PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

THIS IS NOT A SOLICITATION OF AN ACCEPTANCE OR REJECTION OF THE PLAN WITHIN THE

MEANING OF SECTION 1125 OF THE BANKRUPTCY CODE. ACCEPTANCES OR REJECTIONS OF

THE PLAN MAY NOT BE SOLICITED UNTIL A DISCLOSURE STATEMENT HAS BEEN APPROVED

BY THE BANKRUPTCY COURT. THIS DRAFT DISCLOSURE STATEMENT HAS NOT BEEN

APPROVED BY THE BANKRUPTCY COURT

James H.M. Sprayregen, P.C.	Paul M. Basta, P.C.
David R. Seligman, P.C.	Nicole L. Greenblatt, P.C.
KIRKLAND & ELLIS LLP	KIRKLAND & ELLIS LLP
KIRKLAND & ELLIS INTERNATIONAL LLP	KIRKLAND & ELLIS INTERNATIONAL LLP
300 North LaSalle	601 Lexington Avenue
Chicago, Illinois 60654	New York, New York 10022
Telephone: (312) 862-2000	Telephone: (212) 446-4800
Facsimile: (312) 862-2200	Facsimile: (212) 446-4900

Counsel to the Debtors and Debtors in Possession

Dated: June 28, 2016

[1]	A complete list of the Debtors and the last four digits of their federal tax identification numbers may be obtained at https://cases.primeclerk.com/CEOC.

IMPORTANT INFORMATION FOR YOU TO READ

THE DEADLINE TO VOTE ON THE PLAN IS

October 31, 2016, at 4:00 p.m. (prevailing Central Time).

FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE ACTUALLY RECEIVED BY PRIME

CLERK BEFORE THE VOTING DEADLINE AS DESCRIBED HEREIN

This disclosure statement (this “Disclosure Statement”) provides information regarding the Debtors’ Plan,2 which the Debtors seek to have confirmed by the Bankruptcy Court. A copy of the Plan is attached hereto as Exhibit A. Unless otherwise noted, all capitalized terms used but not otherwise defined in this Disclosure Statement have the meanings ascribed to them in the Plan. The rules of interpretation set forth in Article I.B of the Plan govern the interpretation of this Disclosure Statement.3

The consummation and effectiveness of the Plan are subject to certain material conditions precedent described herein and set forth in Article IX of the Plan. There is no assurance that the Bankruptcy Court will confirm the Plan or, if the Bankruptcy Court does confirm the Plan, that the conditions necessary for the Plan to go effective will be satisfied or otherwise waived.

You are encouraged to read this Disclosure Statement (including Article IX hereof entitled “Risk Factors”) and the Plan in their entirety before submitting your Ballot to vote on the Plan.

The Bankruptcy Court’s approval of this Disclosure Statement does not constitute a guarantee by the Bankruptcy Court of the accuracy or completeness of the information contained herein or an endorsement by the Bankruptcy Court of the merits of the Plan.

Summaries of the Plan and statements made in this Disclosure Statement are qualified in their entirety by reference to the Plan. The summaries of the financial information and the documents annexed to this Disclosure Statement or otherwise incorporated herein by reference are qualified in their entirety by reference to those documents. The statements contained in this Disclosure Statement are made only as of the date of this Disclosure Statement, and there is no assurance that the statements contained herein will be correct at any time after such date. Except as otherwise provided in the Plan or in accordance with applicable law, the Debtors are under no duty to update or supplement this Disclosure Statement.

The Debtors are providing the information in this Disclosure Statement to Holders of Claims and Interests for purposes of soliciting votes to accept or reject the Debtors’ Second Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code. In the event of any inconsistency between the Disclosure Statement and the Plan, the relevant provisions of the Plan will govern. Nothing in this Disclosure Statement may be relied upon or used by any entity for any other purpose. Before deciding whether to vote for or against the Plan, each Holder entitled to vote should carefully consider all of the information in this Disclosure Statement, including the Risk Factors described in Article IX.

[2]	As used herein, “Plan” means the Debtors’ Second Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, a copy of which is attached as Exhibit A to this Disclosure Statement and incorporated herein by reference, as it may be altered, amended, modified, or supplemented from time to time in accordance with the terms of Article IX thereof, and including all exhibits thereto and the Plan Supplement. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Plan.
[3]	The Debtors have proprietary rights to a number of trademarks used in this Disclosure Statement that are important to their businesses, including, without limitation, Caesars, Caesars Entertainment, Caesars Palace, Harrah’s, Total Rewards, Horseshoe, Paris Las Vegas, Flamingo, and Bally’s. This Disclosure Statement may omit the registered trademark (®) and trademark (™) symbols for such trademarks named herein.

The Debtors urge each Holder of a Claim or Interest to consult with its own advisors with respect to any legal, financial, securities, tax, or business advice in reviewing this Disclosure Statement, the Plan, and each proposed transaction contemplated by the Plan.

This Disclosure Statement contains, among other things, summaries of the Plan, certain statutory provisions, certain events in the Debtors’ Chapter 11 Cases, and certain documents related to the Plan, attached hereto and/or incorporated by reference herein. Although the Debtors believe that these summaries are fair and accurate, they are qualified in their entirety to the extent that they do not set forth the entire text of such documents or statutory provisions or every detail of such events. In the event of any inconsistency or discrepancy between a description in this Disclosure Statement and the terms and provisions of the Plan or any other documents incorporated herein by reference, the Plan or such other documents will govern for all purposes. Factual information contained in this Disclosure Statement has been provided by the Debtors’ management except where otherwise specifically noted. The Debtors do not represent or warrant that the information contained herein or attached hereto is without any material inaccuracy or omission.

The Debtors have prepared this Disclosure Statement in accordance with section 1125 of the Bankruptcy Code, Bankruptcy Rule 3016(b), and Local Bankruptcy Rule 3016-1 and is not necessarily prepared in accordance with federal or state securities laws or other similar laws.

The Debtors did not file this Disclosure Statement with the Securities and Exchange Commission (the “SEC”) or any state authority. Neither the SEC nor any state authority has passed upon the accuracy or adequacy of this Disclosure Statement or upon the merits of the Plan. The securities to be issued on or after the effective date will not have been the subject of a registration statement filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”) or any securities regulatory authority of any state under any state securities law (“Blue Sky Law”). The securities to be issued will be issued pursuant to the Plan in reliance on section 4(a)(2) of the Securities Act and similar Blue Sky Law provisions, as well as, to the extent applicable, the exemption from the Securities Act and equivalent state law registration requirements provided by section 1145(a)(1) of the Bankruptcy Code, to exempt the offer and the issuance of new securities in connection with the solicitation of the Plan from registration under the Securities Act and Blue Sky Law.

In preparing this Disclosure Statement, the Debtors relied on financial data derived from the Debtors’ books and records and on various assumptions regarding the Debtors’ businesses. Although the Debtors believe that such financial information fairly reflects the financial condition of the Debtors as of the date hereof and that the assumptions regarding future events reflect reasonable business judgments, the Debtors make no representations or warranties as to the accuracy of the financial information contained in this Disclosure Statement or assumptions regarding the Debtors’ businesses and their future results and operations. The Debtors expressly caution readers not to place undue reliance on any forward-looking statements contained herein.

This Disclosure Statement does not constitute, and should not be construed as, an admission of fact, liability, stipulation, or waiver. The Debtors may seek to investigate, file, and prosecute Claims and may object to Claims after the Confirmation or Effective Date of the Plan irrespective of whether this Disclosure Statement identifies such Claims or objections to Claims.

The Debtors are making the statements and providing the financial information contained in this Disclosure Statement as of the date hereof, unless otherwise specifically noted. Although the Debtors may subsequently update the information in this Disclosure Statement, the Debtors have no affirmative duty to do so, and expressly disclaim any duty to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. Holders of Claims and Interests reviewing this Disclosure Statement should not infer that, at the time of their review, the facts set forth herein have not changed since this Disclosure Statement was filed. Information contained herein is subject to completion, modification, or amendment. The Debtors reserve the right to file an amended or modified Plan and related Disclosure Statement from time to time, subject to the terms of the Plan.

ii

The Debtors have not authorized any entity to give any information about or concerning the Plan other than that contained in this Disclosure Statement. The Debtors have not authorized any representations concerning the Debtors or the value of their property other than as set forth in this Disclosure Statement.

If the Bankruptcy Court confirms the Plan and the Effective Date occurs, the terms of the Plan and the Restructuring Transactions contemplated by the Plan will bind the Debtors, any person acquiring property under the Plan, all Holders of Claims and Interests (including those Holders of Claims and Interests that do not submit Ballots to accept or reject the Plan or that are not entitled to vote on the Plan), and any other person or entity as may be ordered by the Bankruptcy Court in accordance with the applicable provisions of the Bankruptcy Code.

QUESTIONS AND ADDITIONAL INFORMATION

If you would like to obtain copies of this Disclosure Statement, the Plan, or any other solicitation materials or publicly filed documents in the Chapter 11 Cases, or if you have any questions about the solicitation and voting process or the Chapter 11 Cases generally, please contact the Debtors’ Notice and Claims Agent, Prime Clerk LLC by (i) email at ceocballots@primeclerk.com, (ii) calling (855) 842-4123 within the United States or Canada or, outside of the United States or Canada, by calling +1 (646) 795-6969, (iii) visiting https://cases.primeclerk.com/CEOC, or (iv) writing to Prime Clerk LLC, 830 Third Avenue, 3rd Floor, New York, New York 10022.

Any Ballot received after the Voting Deadline, or otherwise not in compliance with the Solicitation Procedures set forth in the Solicitation Procedures Order will not be counted.

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TABLE OF CONTENTS

		Page
ARTICLE I. EXECUTIVE SUMMARY		1

A.	Introduction	1
B.	Development of the Debtors’ Proposed Plan	2
C.	Plan Overview	5
D.	Creditor Recoveries	7
E.	Plan Contingencies	12
F.	Marketing Process	13
G.	Recommendation	14

ARTICLE II. BACKGROUND TO THE CHAPTER 11 CASES		14

A.	The Debtors’ Businesses	14
B.	The Debtors’ Corporate Structure, Parent, and Affiliates	17
C.	Management of the Debtors	20
D.	The Debtors’ Capital Structure	24

ARTICLE III. EVENTS LEADING TO THE CHAPTER 11 FILINGS		27

A.	Economic Challenges	27
B.	Certain Prepetition Challenged Transactions	29
C.	Recent and Impending Property Closures	29
D.	Litigation Regarding Challenged Transactions and CEC’s Guarantees	29
E.	Prepetition Restructuring Negotiations and Prepetition RSA	32
F.	Proposed Merger of CEC and CAC	33
G.	The Debtors’ Financial Outlook and Business Strategy Going Forward	34

ARTICLE IV. MATERIAL EVENTS OF THE CHAPTER 11 CASES		34

A.	Involuntary Chapter 11 Proceedings	34
B.	First Day Pleadings and Certain Related Relief	35
C.	Appointment of Official Committees	40
D.	Special Governance Committee Investigation	41
E.	The Examiner	51
F.	Mesirow Financial Consulting’s Role in the SGC Investigation	57
G.	Positions of CEC, the Sponsors, the Second Priority Noteholders Committee, and the Ad Hoc Group of 5.75% and 6.50% Notes Regarding the Challenged Transactions	60
H.	Value of CEC Contributions	70
I.	The Second Lien Standing Motion	70
J.	Development of the Proposed Restructuring and Plan	71
K.	Marketing Process	79
L.	Exclusivity	81
M.	Mediation	82
N.	The Lien Standing Challenges	82
O.	The 1111(b) Claim Objections	83
P.	Debtors’ Objections to Second Lien Notes Claims	84
Q.	Claims Bar Date and the Claims Objection Process	88
R.	Deferred Compensation Plan Issues	89
S.	Adversary Proceedings and Contested Matters	91
T.	Other Pending Litigation Proceedings	99
U.	Monetizing the Former Harrah’s Tunica Property	99

i

V.	Workload Bonus Program	99
W.	Rejection and Assumption of Executory Contracts and Unexpired Leases	100
X.	Postpetition Letter of Credit Facility	101
Y.	Debtors’ Monthly Operating Reports	102

ARTICLE V. SUMMARY OF THE PLAN		102

A.	Proposed Treatment of Each Class of Claims and Interests	102
B.	Proposed Distributions to Holders of Allowed Claims and Interests	106
C.	Timing and Calculation of Amounts to Be Distributed	115
D.	Process for Dealing with Disputed Claims	116
E.	The Separation Structure	116
F.	Sources of Recovery	117
G.	Shared Services	127
H.	Master Lease Agreements	127
I.	Management and Lease Support Agreements	127
J.	Transition Services Agreement	128
K.	Corporate Governance	128
L.	Right of First Refusal Agreement	129
M.	PropCo Call Right Agreement	129
N.	The Bank Guaranty Settlement	129
O.	Subsidiary-Guaranteed Notes Settlement	130
P.	Unsecured Creditors Committee Settlement	130
Q.	Adequate Protection and Operating Cash for OpCo and the REIT	131
R.	General Settlement and Discharge of Claims, Interests, Causes of Action, and Controversies	132
S.	Ordinary Course of Business Through the Effective Date	132
T.	The Debtor Release, Third-Party Release, Exculpation, and Injunction	132
U.	Retention of Causes of Action	135
V.	Treatment of Executory Contracts and Unexpired Leases	136

ARTICLE VI. SOLICITATION AND VOTING PROCEDURES		140

A.	Solicitation Packages	140
B.	Voting Rights	141
C.	Voting Procedures	142
D.	Ballots and Master Ballots Not Counted	143

ARTICLE VII. FIRST LIEN CREDITOR ELECTIONS		143

A.	PropCo Preferred Equity Put Election	143
B.	PropCo Equity Election	144
C.	Plan Supplement	144

ARTICLE VIII. CONFIRMATION OF THE PLAN		144

A.	Confirmation Hearing	144
B.	Requirements for Confirmation of the Plan	145
C.	Acceptance by Impaired Classes	152
D.	Confirmation without Acceptance by All Impaired Classes	152

ARTICLE IX. RISK FACTORS		154

A.	Certain Bankruptcy Law Considerations	154
B.	Risk Factor Regarding the NRF Claim	156

C.	Risk Factor Regarding the Proposed Merger Between CEC and CAC	156
D.	Second Priority Noteholders Committee Risk Factor Regarding the CEC Consideration	157
E.	Risk Factors Regarding Lack of Injunction of Parent Guaranty Litigation	157
F.	Risk Factors and Considerations Regarding the Companies’ Businesses and Operations	157
G.	Risk Factors and Considerations Regarding PropCo’s, CPLV Sub’s, and the REIT’s Businesses and Operations	162
H.	Risk Factors and Considerations Regarding the Companies’ Financial Condition	163
I.	Risk Factors and Considerations Regarding the Separation of the Debtors into OpCo, PropCo, and the REIT	166
J.	Risk Factors and Considerations Regarding the Status of the REIT as a Real Estate Investment Trust	168
K.	Risk Factor Relating to Appeal and Equitable Mootness	173
L.	Risks Relating to the New Debt	173
M.	Risks Relating to the New Interests Under the Plan	181
N.	Risks Relating to the New CEC Common Stock and New CEC Convertible Notes	185
O.	Risks Related to the Marketing Process	188
P.	Risk Factor Related to the Deferred Compensation Settlement	188
Q.	Disclosure Statement Disclaimer	189
R.	Liquidation Under Chapter 7	190

ARTICLE X. CERTAIN SECURITIES LAW MATTERS		190

A.	Issuance of Securities under the Plan Pursuant to the Plan:	190
B.	Subsequent Transfers of Securities Issued under the Plan	192

ARTICLE XI. CERTAIN UNITED STATES INCOME TAX CONSEQUENCES OF THE PLAN		193

A.	Introduction	193
B.	Certain Federal Income Tax Consequences of the Plan to the Debtors	194
C.	Certain Federal Income Tax Consequences of the Plan to U.S. Holders of Allowed Claims and Interests	195
D.	Certain Federal Income Tax Consequences of the Plan to Non-U.S. Holders of Allowed Claims and Interests	207
E.	Certain REIT Tax Considerations, Including Certain Dividend Requirements	208
F.	Tax Aspects of REITCo’s Ownership of PropCo	220
G.	Ownership and Disposition of the PropCo LP Interests	221
H.	Ownership and Disposition of New CEC Common Equity and New CEC Convertible Notes	223
I.	Ownership and Disposition of New CEC Convertible Notes and Conversion of New CEC Convertible Notes Into New CEC Common Equity	224
J.	Constructive Distributions to Holders of New CEC Common Equity and New CEC Convertible Notes	226
K.	Withholding and Reporting	226

EXHIBITS

EXHIBIT A	Debtors’ Second Amended Joint Plan of Reorganization

EXHIBIT B	Corporate Structure of the Debtors and Certain Non-Debtor Affiliates as of the Petition Date

EXHIBIT C	Contribution Analysis

EXHIBIT D	Liquidation Analysis

EXHIBIT E	Financial Projections

EXHIBIT F	Valuation Analysis

EXHIBIT G	Debtors’ Consolidated Annual Financial Statements

EXHIBIT H	Examiner Report Introduction and Executive Summary

EXHIBIT I	Standalone Plan Analysis

EXHIBIT J	New CEC Financial Projections

EXHIBIT K	Second Priority Noteholders Committee Summary of Examiner Report

EXHIBIT L	Excerpt of March 16, 2016 Hearing Transcript

ARTICLE I.

EXECUTIVE SUMMARY

A.	Introduction

The proposed Plan achieves a complicated but tax-efficient corporate and balance sheet restructuring that maximizes the value of the Debtors’ two primary assets: their businesses and the estate causes of action against Caesars Entertainment Corporation (“CEC”), Caesars Acquisition Company (“CAC”), other non-Debtor affiliates, and certain third parties (the “Estate Claims”). Rather than expose the Debtors and their stakeholders to the risks of potentially value-destructive litigation with affiliates, the Plan provides for a global settlement of the Debtors’ claims and causes of action against CEC and its affiliates by securing substantial contributions from CEC and its affiliates to support significant near-term recoveries (in both quantum and form of consideration) to all of the Debtors’ stakeholders. Importantly, the value-maximizing REIT structure and associated creditor recoveries contemplated by the proposed Plan rely on significant cash and non-cash contributions, as well as ongoing credit support, from CEC and its affiliates, which contributions are conditioned upon, and would not be available without, releases for CEC and its affiliates. In exchange for the releases essential to the proposed global settlement embodied in the Plan, CEC and its affiliates are providing contributions that the Debtors estimate have a midpoint value of $4.0 billion, as more fully discussed in the contribution analysis attached hereto as Exhibit C. The Debtors, informed by the conclusions of the investigation conducted by the independent Special Governance Committee of the Board of Directors of CEOC (the “Special Governance Committee”) and the findings of the Bankruptcy Court-appointed Examiner’s final report, believe these contributions represent a fair and reasonable settlement is in the best interest of the Debtors and their estates, that sufficient to support the releases included in the Plan, and will be prepared to meet their burden on these issues at confirmation.4

The Debtors have evaluated alternative transaction structures, including a standalone reorganization structure that would allow for parallel litigation against CEC and its affiliates through the formation of a litigation trust to pursue the Estate Claims. As set forth more fully in an analysis attached hereto as Exhibit I, however, separating the Debtors from the broader Caesars enterprise involves complicated operational challenges and is likely to result in both decreased financial performance and lower distributable value. Moreover, without the contributions from CEC and its affiliates, the Debtors would have to provide a greater portion of recoveries in equity instead of the significant cash and debt recoveries to first lien creditors contemplated by the Plan, and the Debtors cannot force secured creditors to accept an equity recovery on account of their collateral without their consent. Indeed, after careful analysis, the Debtors and the Special Governance Committee have determined that no alternative provides better value for the Debtors and their Estates, especially on a risk-adjusted basis, than the proposed Plan.

The Debtors have been engaged in extensive negotiations with their stakeholders as part of an ongoing mediation process. As a result of this process, the Unsecured Creditors Committee, certain holders of Subsidiary-Guaranteed Notes Claims, CEC, and CAC, have agreed to restructuring support agreements demonstrating their support of the Plan, and certain holders of Prepetition Credit Agreement Claims entered into an amended restructuring support agreement reaffirming their support of the Plan. Moreover, the holders of more than 80 percent in amount of First Lien Notes Claims are party to a restructuring support agreement with the Debtors and CEC, though that agreement is terminable because the Debtors have missed milestones under the agreement and the terms of the Plan provide different (and improved) recoveries for the Holders of First Lien Notes Claims. Notably, because the Plan contemplates that Holders of First Lien Notes Claims receive recoveries in equity, to avoid a difficult cramdown fight, the support of such Holders will be important for achieving confirmation of the Plan. See Bankruptcy Code § 1129(b)(2)(A).

As of the date hereof, the Ad Hoc Committee of First Lien Noteholders, the Second Priority Noteholders Committee, BOKF, Frederick Barton Danner, and the Ad Hoc Group of 5.75% and 6.50% Notes do not support the Plan. The Ad Hoc Committee of holders of 12.75% Second Lien Notes, which collectively hold more than the majority of the face amount of such notes, also does not support the Plan, and would encourage other holders of the 12.75% Second Lien Notes to vote against the Plan.

[4]	The Special Governance Committee’s investigation, including its conclusions, the claims of various creditors that the work of the Special Governance Committee is tainted and not credible (and their assertions that the Bankruptcy Court has found it not credible), and the Debtors’ view that the work of the Special Governance Committee is valuable and credible, is described in detail in Article IV.D and Article IV.F below.

Because the proposed Plan maximizes creditor recoveries, meaningfully reduces the Debtors’ aggregate debt (by approximately $10 billion), and best positions the Debtors’ businesses for future success, the Debtors encourage you to vote to accept the Plan.

B.	Development of the Debtors’ Proposed Plan

CEOC is a majority-owned operating subsidiary of CEC; the remaining Debtors are direct and indirect subsidiaries of CEOC. CEC, together with its subsidiaries (including the Debtors) and its affiliates, is the world’s most diversified casino-entertainment company (collectively, “Caesars”). Caesars owns and operates or manages 50 casinos in five countries on three continents, with properties in the United States, Canada, the United Kingdom, South Africa, and Egypt. The Debtors, for their part, own and operate or manage 38 gaming and resort properties in fourteen states and five countries, operating primarily under the Caesars®, Harrahs®, and Horseshoe® brand names. The Debtors employ approximately 32,000 people.

The Debtors’ capital structure is the result of a $30.7 billion leveraged buyout—one of the largest in history (the “2008 LBO”)—that was completed just as the global economy took a precipitous downturn. The Debtors’ significant debt load following the 2008 LBO hampered their ability to confront the challenges brought on by decreased consumer spending, increased competition in Las Vegas and local geographic markets, and system-wide revenue declines, including significant declines in the Atlantic City market. Despite implementing dozens of cost-cutting initiatives and executing numerous capital markets transactions, the Debtors were unable to achieve an out-of-court solution to their financial distress.

As of the Petition Date, the Debtors’ outstanding funded debt obligations totaled approximately $18 billion (excluding accrued and unpaid interest), and comprise the following classes of claims:

•	Four tranches of first lien bank debt totaling approximately $5.35 billion (the “Prepetition Credit Agreement Claims”);[5]

•	Three series of outstanding first lien notes totaling approximately $6.35 billion (the “First Lien Notes Claims”);

•	Four series of outstanding second lien notes totaling approximately $5.25 billion (the “Second Lien Notes Claims”);

•	One series of subsidiary-guaranteed unsecured notes of approximately $479 million (the “Subsidiary-Guaranteed Notes Claims”); and

•	Two series of senior unsecured notes totaling approximately $530 million (the “Senior Unsecured Notes Claims”).

Additionally, certain of the Debtors’ funded debt creditors are party to various intercreditor agreements, which govern, among other things, the payment, priority, rights, and remedies among and available to such creditors. The following table illustrates the Debtors’ outstanding funded debt as of the Petition Date, including the applicable maturities and interest rates for each tranche of debt.

[5]	CEC has a contractual obligation to guarantee collection (rather than payment) of the Prepetition Credit Agreement Claims.

As of January 15, 2015
CEOC Debt ($ in Millions)	Maturity	Interest Rate	Face Value[6]
Term Loan B4	2016	10.50%	$376.7
Term Loan B5	2017	5.95%	937.6
Term Loan B6	2017	6.95%	2,298.8
Term Loan B7	2017	9.75%	1,741.3

Prepetition Credit Agreement			5,354.4
11.25% First Lien Notes	2017	11.25%	2,095.0
8.50% First Lien Notes	2020	8.50%	1,250.0
9.00% First Lien Notes	2020	9.00%	3,000.0

First Lien Notes			6,345.0
12.75% Second Lien Notes	2018	12.75%	750.0
10.00% Second Lien Notes due 2018	2018	10.00%	3,680.5
10.00% Second Lien Notes due 2018	2018	10.00%	804.1
10.00% Second Lien Notes due 2015	2015	10.00%	3.7

Second Lien Notes			5,238.3
10.75% Senior Subsidiary-Guaranteed Notes	2016	10.75%	478.6

Subsidiary-Guaranteed Notes			478.6
6.50% Senior Unsecured Notes	2016	6.50%	296.7
5.75% Senior Unsecured Notes	2017	5.75%	233.3

Senior Unsecured Notes			530.0
Capitalized Lease Obligations	to 2017	Various	15.4
Special Improvement District Bonds	2037	5.30%	46.9
Other Unsecured Funded Debt	2016–2021	0–6.00%	24.7

Other General Borrowings			87.0

Total Funded Debt			$18,033.3

The Debtors’ significant funded debt obligations are not sustainable. Between 2009 and the Petition Date, the Debtors’ annual interest expenses have far exceeded their annual EBITDA; in 2014 alone, the Debtors generated approximately $800 million of EBITDA compared with more than $2.2 billion of interest expense. Put simply, although the Debtors’ businesses remain operationally strong and cash-flow positive with higher levels of EBITDA in 2015, they simply cannot service a capital structure with approximately $18 billion of funded debt. This capital structure must be materially deleveraged to optimize the value of the Debtors’ businesses going forward.

The Debtors also have another important asset around which to reorganize: valuable Estate Claims. Specifically, certain of the prepetition transactions executed by Caesars purportedly to assist the Debtors in meeting interest obligations, extending debt maturities, and transferring debt and capital expenditure obligations have been the subject of investigations by the Special Governance Committee and the Bankruptcy Court-appointed Examiner.

[6]	These figures do not include accrued and unpaid interest as of January 15, 2015. The total Allowed Claim amounts can be found in Article V.A.

As described further herein, both the Special Governance Committee and the Examiner have determined that the Debtors’ estates have valuable claims and causes of action against CEC and its non-Debtor affiliates related to certain of these transactions—important estate assets that must be maximized through litigation or settlement as part of any restructuring. In developing the Plan, the Debtors have focused on maximizing the value of both the Debtors’ business and litigation assets, while also recognizing the complexity of reconciling those two objectives.

On the business side, the Plan contemplates the transformation of the Debtors’ business into a real estate investment trust (or REIT) structure that offers tax and other advantages resulting in higher valuations for REITs than comparable non-REIT companies, allowing the Debtors to deliver additional value to their stakeholders. The Debtors believe, and no party other than the Second Priority Noteholders Committee has disputed, that maximizing the benefits of the proposed REIT structure and optimizing the form of consideration distributed to creditors (i.e., greater amounts of cash and debt and equity with a higher overall value) is best achieved through the credit support to be provided by “New CEC” (the new CEC entity created through CEC’s merger with CAC) under the Plan. Specifically, the Plan contemplates that New CEC will make substantial contributions to the Debtors’ reorganization, including to guarantee OpCo’s monetary obligations under the Master Lease Agreements, which underpin the REIT’s ability to support the more than $6 billion of debt contemplated in the Plan. In addition, New CEC will also provide a guarantee, if necessary, in respect of the OpCo debt, which will assist the Debtors in syndicating such debt and support any “take-back” debt that would be issued under the Plan if the Debtors’ first lien creditors agree to waive the OpCo debt syndication requirement. New CEC Financial Projections can be found in Exhibit J.

With respect to the Estate Claims, in parallel with the development of the Plan, the Special Governance Committee commenced a comprehensive investigation into the Estate Claims beginning in August 2014. As described further in Article IV.D herein, the SGC Investigation evolved over time as the Special Governance Committee and its advisors obtained more documents and information to consider. In connection with the Debtors’ entry into the Prepetition RSA, the Special Governance Committee agreed, based on the preliminary findings of its investigation at that time and subject to the satisfactory conclusion of such investigation after receiving all of the outstanding information it had requested, that the Estate Claims had significant value and that CEC’s contributions to the then-proposed plan of reorganization—valued at no less than $1.5 billion at the time—were sufficient to settle such claims. As discussed further below, subsequent to entering into the Prepetition RSA, based on continued negotiations among CEC, the Special Governance Committee, and the Debtors’ senior creditors, CEC agreed to make significant additional contributions while the Special Governance Committee continued its investigation, which were reflected in prior iterations of the Plan. The Plan contemplates contributions from CEC and its affiliates that the Debtors estimate have a midpoint value of $4.0 billion, as calculated in accordance with the contribution analysis attached hereto as Exhibit C. The Special Governance Committee believes this amount provides for a fair and reasonable settlement that is well within the ranges of values supportive of the releases contemplated by the Plan. As described in Article IV.F, certain creditors have asserted that the Special Governance Committee’s investigation is not credible, but the Debtors strongly disagree.

As described further in Exhibit I, the Debtors, through the Special Governance Committee and with the assistance of financial advisor and investment banker Millstein & Co., L.P. (“Millstein”) and AlixPartners, also evaluated alternative transaction structures, including standalone reorganization structures that would allow for parallel litigation against CEC through the formation of a litigation trust or otherwise (including a standalone REIT unsupported by CEC’s contributions). In evaluating value-maximizing alternatives, the Debtors and their senior stakeholders also recognized that, given the existing enterprise structure, any plan that separates CEOC from the broader Caesars enterprise, or that maintains the enterprise structure while CEOC prosecutes litigation claims against its affiliates, has business and implementation risk that are substantially greater than the risks inherent in the proposed Plan. A reorganization supported by the Debtors’ existing parent, on the other hand, has several business benefits, including (i) minimizing the risk of triggering significant tax obligations that could arise in a deconsolidated scenario, (ii) both increasing the likelihood and accelerating the timing of the Debtors obtaining regulatory approvals for their proposed restructuring transactions, (iii) ensuring the Debtors’ continued access to enterprise shared services and experienced gaming employees, and (iv) maintaining the benefits of the Debtors’ important Total Rewards® loyalty program and inclusion in the broader Caesars property network, which drive enhanced operating and financial performance. For all of these reasons, the Debtors determined that maximizing the value of their business assets can best be achieved by ensuring the continued support of CEC (and its affiliates)—who are also the primary targets of the Estate Claims.7

[7]	Given the existing structural and operational affiliations among CEOC and CEC, as well as the need for CEC to compensate the Debtors on account of Estate Claims, the Debtors believe that CEC is the best candidate to provide the necessary credit support for the value-maximizing REIT structure. Nevertheless, as discussed in Article I.F and Article IV.K below, the Debtors are conducting a marketing process to, among other things, determine whether there is any other third party whose involvement could result in better recoveries to creditors, both in form and amount.

Moreover, none of the extremely valuable CEC contributions to be made pursuant to the Plan will be available to the Debtors in the near term in the absence of either (i) a global settlement resolving both Estate Claims and certain direct claims held by third parties, including claims related to CEC’s any purported guaranty of the Debtors’ prepetition debt (the “Third-Party Claims”), or (ii) a release of the Estate Claims and the Third-Party Claims through the Plan. For obvious reasons, the cash and credit support contemplated by the proposed Plan simply will not work if claims against the credit parties (i.e., CEC and CAC) are not released. And not surprisingly, CEC and its affiliates have conditioned their substantial financial and credit support for any proposed plan on securing releases of such claims. Put simply, CEC and its affiliates will not voluntarily make a multi-billion dollar contribution to the Debtors’ restructuring efforts without obtaining these releases.

The Debtors determined (subject to the market test described below) that there is no value-maximizing alternative to the proposed Plan, under which the Debtors will settle estate litigation claims through significant contributions to these estates, including important credit support for the REIT structure.

C.	Plan Overview[8]

To effectuate the Plan, the Debtors will, among other things convert their prepetition corporate structure into two companies—OpCo and PropCo. The primary features of the credit-enhanced REIT structure contemplated by the Plan are as follows:

•	PropCo, as a subsidiary of a REIT entity, will directly or indirectly own substantially all of the Debtors’ real property assets and related fixtures. Caesars Palace Las Vegas will be owned by “CPLV,” a separate subsidiary of PropCo.[9]

•	OpCo will, other than with respect to certain properties and operations contributed to a taxable REIT subsidiary of the REIT entity, lease the real property and fixtures pursuant to two master lease agreements (the “MLAs”), one with PropCo and one with CPLV, and will manage the Debtors’ properties and facilities on an ongoing basis. OpCo will continue to own substantially all operations, gaming licenses, personal property, and other related interests.

•	The reorganized Debtors will remain part of the overall Caesars enterprise, and New CEC will provide guarantees of OpCo’s payments under the two MLAs and of new OpCo debt issued in connection with the Plan.

[8]	The Plan is described more fully herein and this overview of the Plan is qualified in its entirety by reference to the Plan and the more detailed overview provided in this Disclosure Statement.
[9]	CPLV will be a separate entity to facilitate third-party financing.

A combination of new debt, preferred shares, and common shares issued by the REIT, PropCo, OpCo, and the CPLV Entities,10 as applicable, as well as cash, convertible debt securities and direct equity issued by New CEC,11 as applicable, will be used to provide distributions to creditors under the Plan. The proposed corporate and capital structure as of the Effective Date is depicted in the chart below, which summarizes the projected total leverage based on projected funded debt obligations of OpCo, PropCo, and the CPLV Entities upon consummation of the Plan.12 Before taking into account the PropCo Equity Election, the Debtors estimate that the funded debt across each of OpCo, PropCo, and the CPLV Entities will total approximately $8,170 million to $8,287 million. The following illustrative organizational chart summarizes the organizational structure of the reorganized entities, including their new capital structure, on the Effective Date:13

To achieve the leverage necessary to support distributions under the Plan, the Plan is conditioned upon New CEC making significant contributions to the Debtors’ reorganization. These contributions include direct contributions to the estate to settle claims and facilitate the credit-enhanced REIT structure, as well as direct contributions to creditors to enhance recoveries. Specifically, on behalf of itself and its non-Debtor affiliates, the Plan contemplates New CEC making the following contributions:14

[10]	References in this executive summary to PropCo equity (both common and preferred) refer to equity that likely will be issued by the REIT as REIT stock, provided that in certain circumstances described in detail below and in the Plan, such equity may instead be issued by PropCo itself as PropCo LP Interests.
[11]	Specifically, creditors will receive preferred shares of CEOC that will be exchanged for shares of New CEC pursuant to a merger of CEOC into a newly-formed subsidiary of New CEC (the “CEOC Merger”).
[12]	The Plan contemplates that certain debt issued by OpCo and the CPLV Entities will be syndicated to third parties for cash, which cash will be distributed to fund creditor recoveries, and that PropCo will issue new debt directly to the Debtors’ creditors on the terms agreed in the RSAs. To the extent that the Debtors are unable to syndicate the entirety of the new OpCo debt, and subject to waivers by the Requisite Consenting Bank Lenders and/or the Requisite Consenting Noteholders, the Plan contemplates OpCo issuing new debt directly to the Debtors’ creditors, for which debt CEC will provide a guarantee. Similarly, to the extent that the Debtors are unable to syndicate the entirety of the new CPLV debt, the Plan contemplates the CPLV Entities issuing new debt directly to the Debtors’ creditors in an amount required to make up the shortfall, subject to certain limitations.
[13]	For illustrative purposes only, the following chart reflects pro forma ownership interests under the Spin Structure. The following chart does not reflect PropCo Common LP Interests or PropCo Preferred LP Interests that may be issued to certain Holders of Claims to the extent such Holders would own more than 9.8% of the stock issued by the REIT, subject to certain waiver provisions as discussed in greater detail below. All dollar amounts are in millions.
[1][4]	Importantly, CEC will fund contributions under the Plan, in part, from access to cash that it will obtain through the proposed merger with CAC. Certain of the direct and indirect subsidiaries of CAC would also be targets of certain of the Estate Claims.

•	$406 million in direct cash contributions to fund Plan distributions, other restructuring transactions contemplated by the Plan, and general corporate purposes, and up to an additional $6.5 million to fund distributions to certain classes of the Debtors’ unsecured creditors;

•	Committing (with no associated fee) to purchase 100% of OpCo common equity and—if the REIT structure is accomplished through the “partnership contribution structure”—5% of PropCo common equity;

•	Call rights to PropCo to purchase the Harrah’s Laughlin, Harrah’s Atlantic City and Harrah’s New Orleans properties, which have been extended for five years;

•	A guarantee of OpCo’s MLA payment obligations, which underpins the value of PropCo and its ability to service the debt it will carry;

•	A guarantee of OpCo debt, if necessary, to reduce the syndication risk on such debt;

•	$1 billion of convertible notes issued by New CEC;

•	Preemptive rights to participate in the New CEC Capital Raise;

•	Up to 53.1% of New CEC Common Equity (including New CEC Common Equity convertible through the New CEC convertible notes), which will be provided upon exchange of new CEOC preferred stock in connection with the CEOC merger; and

•	A waiver by CAC of its recoveries on approximately $293 million of Senior Unsecured Notes.

In the aggregate, the Debtors, based on an analysis by Millstein more fully explained in Exhibit C, estimate the midpoint value of these contributions at approximately $4.0 billion if Class F votes to reject the Plan and $4.3 billion if Class F votes to accept the Plan. Because some of CEC’s contributions to the Debtors under the Plan take the form of direct credit support, such as the guarantee of OpCo’s operating lease obligations, the Plan is explicitly conditioned upon obtaining (i) a global settlement of all claims the Debtors may have against CEC or certain of its affiliates and (ii) comprehensive releases for CEC and its affiliates for claims or causes of action that the Debtors’ creditors may have against CEC and its affiliates, including with respect to any obligations CEC may have related to guarantees of CEOC’s debt. The Debtors believe that the value of the contributions is sufficient to support the releases included in the Plan, including the release of Estate and Third-Party Claims, and will be prepared to meet their burden on this issue at confirmation.

The Plan also contains a number of additional provisions not highlighted in this executive summary. Please refer to Article V hereof for a more detailed summary of the Plan.

D.	Creditor Recoveries

As discussed more fully herein and in the Plan, the Plan generally provides for the following recoveries to be shared pro rata among the holders of claims in the various classes:15

[15]	As discussed in detail below and in the Plan, creditor recoveries and the applicable allocation of Plan consideration are subject to, among other things, each voting Class’s acceptance of the Plan, various put, call, and other election rights in the Plan as well as the syndication requirements and waivers built into the Plan. For illustrative purposes only, and solely for purposes of this Article I.D, the following descriptions and summaries of recoveries and allocation of Plan consideration assume the following (unless expressly stated otherwise): (a) the Debtors successfully syndicate $2.0 billion of CPLV Market Debt and all of the OpCo debt to third parties for cash; (b) the First Lien Bank Lenders do not make the CPLV Mezzanine Election, and (c) each Class votes to accept the Plan. Additionally, all recovery percentages value the various components of Plan consideration at Plan value and the amount of debt is shown before taking the PropCo Equity Election into account. Importantly, certain of the securities being issued (particularly the equity securities) could trade at prices above or below Plan value.

•	First Lien Bank Lenders: Approximately $3,193 million of cash, $1,961 million of first lien PropCo debt, $250 million of second lien PropCo debt, and 5% of New CEC Common Equity on a fully diluted basis (subject to reduction to 4% of New CEC Common Equity if the Holders of Second Lien Notes Claims vote to accept the Plan); provided that if this class waives the Plan’s syndication requirement with respect to the OpCo debt, certain cash recoveries could be replaced by OpCo “take back” debt on the terms specified in the Plan.

•	First Lien Noteholders: Approximately $2,037 million of cash, $431 million of first lien PropCo debt, $1,425 million of second lien PropCo debt, preferred equity in PropCo (subject to certain put and call rights), $100 million of CPLV Mezzanine Debt, 100% of PropCo Common Equity on a fully diluted basis, and 15.8% of New CEC Common Equity (subject to reduction to 12.5% of New CEC Common Equity if the Holders of Second Lien Notes Claims vote to accept the Plan, provided that in that scenario such Holders will receive either Cash in the amount of $20,000,000 per month and/or OpCo Series A Preferred Stock, which shall be exchanged for New CEC Common Equity of a value equal to $20,000,000 per month (at a price per share of New CEC Common Equity using an implied equity value for New CEC of $6.5 billion), in both instances commencing on May 1, 2017, and ending on the Effective Date, which amount shall be prorated for any partial month); provided that if this class waives the Plan’s syndication requirement with respect to the OpCo debt, certain cash recoveries could be replaced by OpCo “take back” debt on the terms specified in the Plan.

•	Non-First Lien Claimants: The Plan contemplates that the following seven groups of Non-First Lien Claims will share recoveries from the same form of consideration: (i) the Second Lien Notes Claims; (ii) the Subsidiary-Guaranteed Notes Claims; (iii) the Senior Unsecured Notes Claims; (iv) Undisputed Unsecured Claims at the non-BIT Debtors; (v) Disputed Unsecured Claims at the non-BIT Debtors; (vi) Insurance Covered Unsecured Claims at the non-BIT Debtors; and (vii) General Unsecured Claims at the BIT Debtors.[16] These claims have been separately classified to reflect distinct creditor rights, priorities, or proposed treatment and will thus receive varying amounts of the following (collectively, the “Non-First Lien Recovery Consideration”):

•	each applicable class’s share, as set forth in the Plan, of $1.0 billion of New CEC Convertible Notes, which shall be convertible pursuant to the terms of the New CEC Convertible Notes Indenture in the aggregate for up to 12.2% of New CEC Common Equity on a fully diluted basis; and

•	OpCo Series A Preferred Stock, which shall be exchanged for up to 24.4% of New CEC Common Equity on a fully diluted basis (after accounting for dilution by the New CEC Convertible Notes but before any New CEC Capital Raise and assuming all Classes vote yes) pursuant to the CEOC Merger.

[16]

The “BIT Debtors” are those Debtors at which, based on the Liquidation Analysis, the Debtors have determined that Holders of General Unsecured Claims are entitled to higher recoveries than Holders of General Unsecured Claims at other Debtors. The BIT Debtors include (a) the Par Recovery Debtors, (b) Winnick Holdings, LLC, (c) Caesars Riverboat Casino, LLC, and (d) Chester Downs Management Company, LLC.

Generally, the Non-First Lien Claimants will share a Pro Rata portion of the Non-First Lien Recovery Consideration. However, Holders of Undisputed Unsecured Claims and Disputed Unsecured Claims, if they vote as a Class to accept the Plan, will also receive Cash from the Unsecured Creditor Cash Pool (which will be comprised of up to approximately $6.2 million contributed by New CEC) on the terms set forth in the Plan. Similarly, Holders of Insurance Covered Unsecured Claims, after accounting for insurance, will also receive Cash from the Unsecured Insurance Creditor Cash Pool (which will be comprised of up to approximately $300,000 contributed by New CEC) on the terms set forth in the Plan. In addition, with respect to the Par Recovery Unsecured Claims, Winnick Unsecured Claims, Caesars Riverboat Casino Unsecured Claims, and Chester Downs Management Unsecured Claims, Holders of such Claims shall receive Non-First Lien Recovery Consideration in an amount equal to 100%, 67%, 71%, and 87%, respectively, of such Holders’ Claim.17 And Subsidiary-Guaranteed Notes Claims will receive Non-First Lien Recovery Consideration in an amount equal to approximately 85% (midpoint) of such Holders’ Claims. The Convenience Unsecured Claims will receive recoveries from the Convenience Cash Pool, which consists of $12.5 million, and will not receive any recoveries from the Non-First Lien Recovery Consideration. Additionally, the Non-Obligor Unsecured Claims will receive payment in full in cash due to the fact that the Non Obligor Debtors are not liable for any of the Debtors’ funded debt obligations.

The following pie charts illustrate the approximate allocation of the various forms of Plan consideration (cash, debt, and equity) that comprise the recovery of each class of funded debt and unsecured claims:

Class A – 100% Recovery	Class B – 100% Recovery

[17]	As described more fully in Article VIII.B.2 and Exhibit D, the Debtors have carefully reviewed the result of their Liquidation Analysis and have determined that certain of the Debtor entities, including the Non-Obligor Debtors, the Par Recovery Debtors, Winnick Holdings, LLC, Caesars Riverboat Casino, LLC, and Chester Downs Management Company, LLC are likely to achieve greater recoveries in a liquidation scenario than those otherwise available to Holders of Non-First Lien Claims under the Plan. Recoveries for these Debtors have been adjusted accordingly under the Plan.

Class C – 100% Recovery	Class D – Prepetition Credit Agreement Claims [18] Class F Rejects – 113% - 117% Recovery Class F Accepts – 112% - 115% Recovery

Class E – Secured First Lien Notes Claims[1] Class F Rejects – 96% - 128% Recovery Class F Accepts – 94% - 124% Recovery	Class F – Second Lien Notes Claims Accept: 29% - 48% Recovery Reject: 22% - 34% Recovery

Class G – Subsidiary-Guaranteed Notes Claims 61%-105% Recovery	Class H – Senior Unsecured Notes Claims Accept: 33% - 56% Recovery Reject: 22% - 33% Recovery

[18]	Pie chart reflects consideration split in scenario where Class F rejects the Plan

Class I – Undisputed General Unsecured Claims Accept: 34% - 54% Recovery Reject: 22% - 33% Recovery	Class J – Disputed General Unsecured Claims 34% - 54% Recovery

Class K – Convenience Class Claims 46% Recovery	Class L – Insurance Covered Unsecured Claims 34% - 54% Recovery

Classes M-P – Unsecured Claims against BIT Debtors 67% - 100% Recovery

Importantly, the Plan is a joint plan of reorganization for all Debtors in the Chapter 11 Cases, and the Plan takes into account the different rights and claim priorities at each Debtor in allocating recoveries as well as the various intercreditor arrangements between the Debtors’ various funded debt stakeholders. The recoveries described above are improved recoveries based on each respective Class voting to accept the Plan. Recoveries under the Plan may be less for Holders of Claims in a particular Class if that Class does not vote to accept the Plan.

For a further description of the classification, exact proposed treatment, distributions, voting rights, and projected recoveries of Claims against and Interest in the Debtors, as well as the timing and calculation of amounts to be distributed under the Plan, the sources and uses of such distributions, and the process for handling Disputed Claims, please see Article V.D hereof and the Plan.

E.	Plan Contingencies

Although, subject to the marketing process described below, the Debtors believe that the settlement and restructuring proposed in the Plan is the best alternative for maximizing stakeholder recoveries, the Plan is subject to a number of conditions and there are certain material risks to the Debtors’ ability to implement the Plan and consummate near-term creditor distributions, including the following:

•	Syndication Requirement: The Plan contains a material financing contingency in that the Debtors have agreed to syndicate OpCo and CPLV debt to third parties so that at least $3,335 million in Cash proceeds are distributed to first lien creditors. Although requisite holders of the Debtors’ first lien debt may waive the syndication requirements with respect to certain debt and agree to accept “take back” paper on the terms specified in the Plan, there are no guarantees that the Debtors will be able to satisfy their syndication obligations or that creditors will waive the syndication requirement.

•	CEC Merger with Caesars Acquisition Company: CEC has agreed to provide substantial contributions to the Debtors’ restructuring through direct contributions to the estate, consideration in the form of cash and securities directly to the Debtors’ creditors, and important ongoing credit support for the REIT structure. On December 22, 2014, CEC entered into a merger agreement with CAC, which merger will provide CEC with access to cash necessary to fund its obligations to the Debtors as contemplated by the Plan. Moreover, the combined value of the merged CEC-CAC underlies the value of the CEC securities to be issued in connection with the Plan. This merger of two public companies, however, remains subject to ongoing negotiation. In particular, the Debtors expect that independent committees of the boards of directors of CEC and CAC will review the terms of the CEC-CAC merger to ensure each receives maximum residual value for their respective public shareholders. Put simply, the amount of New CEC Common Equity given to CEOC creditors could impact the viability of the merger. The Debtors are focused on ensuring that the Plan obtains the greatest possible consideration from both CEC and CAC on account of the Estate and Third-Party Claims while maintaining the viability of the merger to ensure such contributions. If CEC is unable to complete this merger for any reason, CEC will not be able to meet its funding obligations under the Plan and the feasibility of the Plan would be threatened.

•	Third-Party Releases: To facilitate the substantial contributions that CEC is making in support of the Debtors’ reorganization, the Plan is predicated on, and dependent upon, the settlement of all of the Debtors’ claims and causes of action against, among others, the CEC Released Parties,[19] as well as releases of certain claims third parties may have against, among others, the CEC Released Parties. Such releases include, among other things, any claims and causes of action related to CEC’s purported guarantees of the Debtors’ funded debt obligations, which are subject to the pending Parent Guarantee Litigation.[20] Various third parties, including certain of the parties to the Parent Guarantee Litigation, have informed the Debtors that as of the date of this Disclosure Statement, they object to the release of their claims against CEC on account of CEC’s purported guarantees. If CEC’s guarantee obligations are reinstated in the Parent Guarantee Litigation, there is a material risk that CEC may be unwilling or unable to make the contributions contemplated by the Plan. The Parent Guarantee Litigation also poses a material risk to the Debtors’ ability to obtain the Third-Party Releases proposed in the Plan. As described in Article VIII.B.1, below, the Second Priority Noteholders Committee believes that the

[19]	The CEC Released Parties include, among others, certain non-Debtors, the Sponsors, and associated individuals.
[20]

As discussed more fully in Article IV.S.1 herein, on June 15, 2016, the Bankruptcy Court granted an injunction staying the commencement of trials in certain of the Parent Guarantee Litigation until August 29, 2016.

forced, involuntary release of the guarantee claims is illegal and contrary to establish law because, among other things, Second Priority Noteholders are not being compensated in any way for the individual rights and claims they have against CEC that would be released and eliminated under the Plan. The Ad Hoc Committee of holders of 12.75% Second Lien Notes agrees with the position of the Second Priority Noteholders Committee. Similarly, Mr. Danner joins in these contentions as it applies to the holders of 6.50% Senior Unsecured Notes and the Ad Hoc Group of 5.75% and 6.50% Notes likewise joins these contentions for the holders of Senior Unsecured Notes.

•	Lack of First Lien Noteholder Support: The members of the Ad Hoc Committee of First Lien Noteholders represent to hold or otherwise control approximately 54 percent of the First Lien Notes. As a result, if the First Lien Noteholders vote to reject the Plan, the Plan can only be confirmed if, among other things, it satisfies the cramdown requirements of section 1129(b) of the Bankruptcy Code with respect to the holders of Class E Secured First Lien Notes Claims. Because, among other things, the Plan contemplates that a portion of the consideration to be provided to the Holders of Secured First Lien Notes Claims will take the form of equity securities, it will be difficult for the Debtors to satisfy the requirements of section 1129(b) with respect to Class E because the Debtors cannot force secured creditors to accept an equity recovery on account of their collateral without their consent. Bankruptcy Code § 1129(b)(2)(A). In addition, if Holders of Secured First Lien Notes Claims vote to reject the Plan, the Debtors may not be able to deliver the guaranty release and the waiver of the intercreditor turnover rights contemplated in the Plan. See Article V.F.9. Accordingly, if the members of the Ad Hoc Committee of First Lien Noteholders vote to reject the Plan, the Debtors may not be able to confirm the Plan and deliver the Class treatment otherwise proposed therein. The Debtors reserve all rights with respect to this confirmation issue.

Although these significant contingencies reflect the fragility of the proposed resolution for these complex cases, the Debtors believe that the Plan provides the Debtors and their creditors with the best option to maximize recoveries and enable the Debtors to exit chapter 11 and encourage you to vote to accept the Plan.

The Second Priority Noteholders Committee has requested that the Debtors include the following as an additional risk factor with regard to the Plan:

CEC is under no obligation to make the contribution on which the Plan is premised. It can walk away from its commitment at any time, without consequence or repercussion. CEC or its affiliate, CAC, also can call off their merger, which is a precondition to CEC’s payments under the Plan, at any time. As a result, the Debtors’ ability to consummate the Plan depends, in part, on entities and individuals whom the Examiner found to have breached their fiduciary duties (and aided and abetted others in their breaches) to the Debtors.

The Debtors disagree with the Second Priority Noteholders Committee’s assessment of CEC’s support of the Plan. CEC’s support of the Plan is documented in several places, in particular the recent restructuring support, settlement, and contribution agreement (the “CEC RSA”) described below in Article IV.J.4. The CEC RSA may be terminated by the parties thereto under certain circumstances.

F.	Marketing Process

Although the Debtors believe that the Plan maximizes recoveries for the Debtors’ creditors, CEC will own all of the OpCo equity distributed under the Plan. Accordingly, the Plan is likely to be considered a “new value” plan of reorganization under applicable bankruptcy law. Thus, to market test CEC’s investment as required by applicable law—and to otherwise fulfill their obligations as estate fiduciaries by ensuring that there is no better alternative to the existing Plan—the Debtors commenced a process to market test the Plan in November 2015. Through the marketing process, the Debtors, through Millstein, solicited proposals for a potential transaction to acquire the Debtors and their controlled non-Debtor subsidiaries. To date, the Debtors have not received any bids for the entire company (either CEOC’s equity or a sale of all assets). The Debtors have received offers for certain assets; however, none of these offers to date have offered greater value and increased recoveries than those recoveries included in the Plan. This marketing process remains ongoing and the Debtors will continue to accept bids from third parties to ensure their ability to maximize value for all stakeholders. To the extent the marketing process results in a higher or otherwise better offer for the Debtors’ businesses, the Debtors reserve the right to amend the Plan in accordance with such offer. The Second Priority Noteholders Committee’s position on the marketing process is described below in Article IV.K.4.

G.	Recommendation

The Debtors’ Special Governance Committee has approved the Plan—including the settlements incorporated therein—and believe the Plan is in the best interests of the Debtors’ Estates. As such, the Debtors recommend that all Holders entitled to vote accept the Plan by returning their Ballots and Master Ballots, as applicable, so that Prime Clerk LLC, the Debtors’ notice and claims agent (“Prime Clerk”), actually receives such Ballots or Master Ballots by the Voting Deadline. Assuming the Plan receives the requisite acceptances, the Debtors will seek the Bankruptcy Court’s approval of the Plan at the Confirmation Hearing.

ARTICLE II.

BACKGROUND TO THE CHAPTER 11 CASES.

Below is a summary of the Debtors’ businesses and operations. For additional details concerning the Debtors and the background to the Chapter 11 Cases, please refer to the Debtors’ Memorandum in Support of Chapter 11 Petitions [Docket No. 4] and the Declaration of Randall S. Eisenberg, Chief Restructuring Officer of Caesars Entertainment Operating Company, Inc., in Support of First Day Pleadings [Docket No. 6].

A.	The Debtors’ Businesses

1.	The Debtors’ Owned and Managed Domestic Properties

The Debtors were founded in 1937, when William F. Harrah opened a small bingo hall in Reno, Nevada. That casino, now called Harrah’s Reno, is still owned and operated by the Debtors. Since then, the Debtors have grown their businesses across the country and around the globe. Today, the Debtors’ core casino offerings are spread across the United States—including strong concentrations in Chicagoland, Nevada, and Atlantic City—as well as throughout the world.

In Nevada, the Debtors own and operate four properties, including their flagship Caesars Palace Property located in the heart of the Las Vegas “Strip.” The Debtors’ other Nevada gaming properties are Harrah’s Reno, Harrah’s Lake Tahoe, and Harveys Lake Tahoe. In total, the Debtors operate approximately 270,000 square feet of gaming space and 6,400 hotel rooms in Nevada, including over 3,600 slot machines and 350 table games.

The Debtors’ Chicagoland locations are an important cash flow driver for their business. The Debtors own and operate two casinos in the Chicagoland market: Horseshoe Casino Hammond in Hammond, Indiana—their second-most profitable casino behind Caesars Palace—and Harrah’s Joliet in Joliet, Illinois. Together, these locations include almost 400,000 square feet of gaming space, more than 200 hotel rooms, more than 4,100 slot machines, and more than 130 table games.

The Debtors also have significant operations in Atlantic City. The Debtors’ presence in Atlantic City dates back to 1979—three years after New Jersey authorized legal gambling—when they opened Caesars Atlantic City and Bally’s Atlantic City. The Debtors also owned and operated a third casino in Atlantic City (the Showboat Atlantic City) until August 2014, when that property was closed and then later sold to a New Jersey university. The Debtors currently have more than 240,000 square feet of gaming space and approximately 2,400 hotel rooms in Atlantic City, including approximately 3,700 slot machines and 320 table games.

Finally, the Debtors own and operate or manage 15 gaming properties in other U.S. locations, including managed properties on Native American reservations. These properties are spread throughout the country but are primarily concentrated in the Midwest and South. In total, these locations include more than 1.0 million square feet of gaming space, 5,000 hotel rooms, 23,000 slot machines, and 1,000 table games.

Certain of the material properties that the Debtors own include:

Nevada		Illinois and Indiana
Caesars Palace Las Vegas	Las Vegas, NV	Harrah’s Joliet	Joliet, IL
Harrah’s Reno	Reno, NV	Harrah’s Metropolis	Metropolis, IL
Harrah’s Lake Tahoe	Lake Tahoe, NV	Horseshoe Hammond	Hammond, IN
Harveys Lake Tahoe	Lake Tahoe, NV	Horseshoe Southern Indiana	Elizabeth, IN

Iowa and Missouri		Louisiana and Mississippi
Harrah’s Council Bluffs	Council Bluffs, IA	Harrah’s Gulf Coast	Biloxi, MS
Harrah’s North Kansas City	North Kansas City, MO	Harrah’s Louisiana Downs	Bossier City, LA
Horseshoe Council Bluffs	Council Bluffs, IA	Horseshoe Bossier City	Bossier City, LA
		Horseshoe Tunica	Tunica, MS
		Tunica Roadhouse Hotel & Casino	Tunica, MS

New Jersey
Bally’s Atlantic City	Atlantic City, NJ
Caesars Atlantic City	Atlantic City, NJ

In addition to owning the properties above, the Debtors receive a portion of the management fees associated with certain casinos owned by Caesars Growth Partners, LLC (“CGP”) and managed by Caesars Enterprise Services, LLC (“CES”), including Planet Hollywood Resort and Casino in Las Vegas, The Cromwell (formerly Bill’s Gamblin’ Hall & Saloon) in Las Vegas, The LINQ Hotel & Casino in Las Vegas, Bally’s in Las Vegas, and Harrah’s New Orleans in Louisiana. See Article II.B.4 hereof for a discussion of the corporate functions performed by CES. The Debtors receive fees for managing the Horseshoe Baltimore in Maryland, which is owned by CGP, and certain other non-Debtor properties, including: Harrah’s Ak-Chin (Phoenix, Arizona); Harrah’s Cherokee (Cherokee, North Carolina); Harrah’s Resort Southern California (San Diego, California); Harrah’s Philadelphia (Chester, Pennsylvania); Horseshoe Cincinnati (Cincinnati, Ohio); Horseshoe Cleveland (Cleveland, Ohio); ThistleDown Racino (Cleveland, Ohio); and Conrad Punta del Este Resort and Casino (Punta del Este, Uruguay). Notably, the Debtors’ non-Debtor subsidiaries Horseshoe Cincinnati Management, LLC, Horseshoe Cleveland Management, LLC, and Thistledown Management, LLC (collectively, the “ROC Entities”) are winding down their management of Horseshoe Cincinnati, Horseshoe Cleveland, and the ThistleDown Racino, and will no longer be affiliated with these gaming properties as of June 30, 2016. The ROC Entities will receive management fee payments through June 30, 2016, and a termination payment in December 2016 of $125 million, comprised of $83.5 million in cash and $41.5 million as an offset for certain capital contributions the ROC Entities would otherwise be required to make. Lastly, the Debtor Caesars Entertainment Windsor Limited (“CEWL”) operates Caesars Windsor, a casino owned by the Canadian province of Ontario through the Ontario Lottery and Gaming Corporation.

2.	The Debtors’ Partnerships, Multiple-Member LLCs, and Other Strategic Relationships

The Debtors and certain of their non-Debtor subsidiaries are partial equity holders in several strategic relationships, many taking the form of partnerships and limited liability companies, including one of the Debtors—Des Plaines Development Limited Partnership, the owner of Harrah’s Joliet. Des Plaines Development Limited Partnership is a partnership between Debtor Harrah’s Illinois Corporation (80 percent equity interest) and non-Debtor Des Plaines Development Corporation (20 percent equity interest). Located in Joliet, Illinois, Harrah’s Joliet primarily draws customers from the surrounding Chicago metropolitan area. Debtor Harrah’s Illinois Corporation manages Harrah’s Joliet for a fee pursuant to a management agreement. Harrah’s Joliet consists of nearly 40,000 square feet of gaming space, including over 1,100 slot machines and approximately 31 table games.

The Debtors and certain of their non-Debtor subsidiaries are also partial equity owners of the following non-Debtor entities:

•	Atlantic City Express Service, LLC (approximately 33.3 percent owned by Debtor Boardwalk Regency Corporation);

•	Baluma Holdings S.A. (approximately 95.23 percent collectively owned by Debtors Harrah’s International Holding Company, Inc. and B I Gaming Corporation) and Baluma S.A. (approximately 55 percent owned by Baluma Holdings S.A.);

•	Caesars Casino Castilla La Mancha S.A. (approximately 60 percent owned by non-Debtor subsidiary Caesars Spain Holdings Limited);

•	Chester Downs and Marina LLC (approximately 99.5 percent owned by Debtor Harrah’s Chester Downs Investment Company, LLC);

•	Creator Capital Limited (approximately 7.5 percent owned by Debtor Harrah’s Interactive Investment Company);

•	Emerald Safari Resort (Pty) Limited (approximately 70 percent owned by non-Debtor subsidiary LCI (Overseas) Investments Pty Ltd.);

•	LAD Hotel Partners, LLC (approximately 49 percent owned by Debtor Harrah’s Bossier City Investment Company, L.L.C.);

•	Sterling Suffolk Racecourse, LLC (approximately 4.2 percent owned by Debtor Caesars Massachusetts Investment Company, LLC); and

•	Caesars Enterprise Services, LLC (approximately 69 percent owned by Debtor CEOC).[21]

3.	The Debtors’ International Operations

As of the Petition Date, the Debtors and their non-Debtor subsidiaries own and/or operate various non-U.S. casinos. In Windsor, Ontario, Canada, Debtor CEWL operates Caesars Windsor, a casino owned by the province of Ontario through the Ontario Lottery and Gaming Corporation. One day after the Petition Date, on January 16, 2015, CEWL filed an application under section 46 of Canada’s Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36 (as amended, the “CCAA”) in the Ontario Superior Court of Justice (the “Canadian Court”), seeking, among other things, recognition of the Chapter 11 Cases as “foreign main proceedings” as such term is defined in section 45 of the CCAA. The Canadian Court granted the relief requested and designated the Chapter 11 Cases as foreign main proceedings on January 19, 2015. As of the date hereof, the CEWL matter remains pending before the Canadian Court.

Additionally, certain of the Debtors’ non-Debtor subsidiaries own leasehold interests in and operate three casinos in London: The Sportsman, The Playboy Club London, and The Casino at the Empire. These casinos primarily draw customers from the London metropolitan area, as well as international visitors. The Debtors also own and operate Alea Nottingham, Alea Glasgow, Manchester235, Rendezvous Brighton, and Rendezvous Southend-on-Sea, each of which are located in the United Kingdom, and primarily draw customers from their respective local areas.

In Egypt, certain of the Debtors’ non-Debtor subsidiaries manage two casinos: The London Club Cairo (which is located at the Ramses Hilton) and Caesars Cairo (which is located at the Four Seasons Cairo). These two casinos primarily draw their customers from countries in the Middle East. Further, one of the Debtors’ non-Debtor subsidiaries maintains a 70 percent ownership interest in and also manages the Emerald Safari casino-resort, which is located in the province of Gauteng in South Africa and primarily draws its customers from South Africa. Lastly, the Debtors and their subsidiaries own approximately 95.23 percent of Baluma Holdings S.A., a non-Debtor entity that in turn owns 55 percent of Conrad Punta del Este Resort and Casino (the “Conrad”). The remaining 45 percent is owned by third-party Enjoy S.A., which is primarily responsible for managing the Conrad.

[21]	CES is discussed in detail in Article II.B.4 below.

4.	The Total Rewards® Program

One of the Debtors’ key competitive advantages is their industry-leading customer loyalty program, Total Rewards®, which has approximately 45 million members. Total Rewards® participants are able to earn “Reward Credits” by spending money at Caesars properties, which they can later redeem for various on-property amenities, merchandise, gift cards, and travel. Customers can also earn status within the Total Rewards® program based on their level of engagement with the Debtors and certain of their non-Debtor affiliates in a calendar year. Total Rewards® tiers are designated as Gold, Platinum, Diamond, or Seven Stars, and each offers an increasing set of customer benefits and privileges. By structuring the program in tiers with increasing benefits on the amount of the customer’s activity, Caesars’ customers are incentivized to consolidate their entertainment spending at casinos owned or managed by the Debtors and certain of their non-Debtor affiliates.

Additionally, the Debtors maintain a database containing information about their Total Rewards® customers, aspects of their casino gaming play, and their preferred spending choices outside of gaming. The Debtors use this information for marketing promotions, including through direct mail campaigns, the use of electronic mail, their website, mobile devices, social media, and interactive slot machines. Through these marketing promotions, the Debtors are able to generate additional customer play across the properties owned or managed by the Debtors and certain of their non-Debtor affiliates, helping the Debtors capture a growing share of their customers’ entertainment spending.

5.	Intellectual Property

The development of intellectual property is part of the Debtors’ overall business strategy, and the Debtors seek to establish and maintain their proprietary rights in their business operations and technology through the use of patents, copyrights, trademarks, and trade secret laws. Although the Debtors’ businesses as a whole are not substantially dependent on any one patent or trademark, the Debtors’ portfolio of intellectual property assets will form the bedrock for the Debtors’ future success. In particular, Debtors Caesars License Company, LLC and Caesars World, Inc. hold multiple trademarks related to the Debtors’ businesses, including Bally’s, Caesars, Caesars Palace, Harveys, Total Rewards, Reward Credits, and Horseshoe.

6.	Governmental Regulation

The gaming industry is highly regulated, requiring the Debtors to maintain licenses and pay gaming taxes to continue their operations. Each of the Debtors’ casinos is subject to extensive regulation under the laws, rules, and regulations of the jurisdiction in which it is located. These laws, rules, and regulations generally concern the responsibility, financial stability, and character of the owners, managers, and persons with financial interests in the gaming operations. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

Besides laws, rules, and regulations relating to gaming, the Debtors’ businesses are also subject to various foreign, federal, state, and local laws and regulations, including restrictions and conditions concerning alcoholic beverages, smoking, environmental matters, employees, currency transactions, taxation, zoning and building codes, construction, land use, and marketing and advertising. Further, because the Debtors deal with significant amounts of cash in the ordinary course of their operations, they are subject to various reporting and anti-money laundering regulations.

B.	The Debtors’ Corporate Structure, Parent, and Affiliates

The Debtors’ corporate organization as of the Petition Date is depicted on the chart attached hereto as Exhibit B, which also identifies CEOC’s various Debtor and non-Debtor subsidiaries. As set forth on Exhibit B, CEC owns approximately 89 percent of the outstanding shares of CEOC’s common stock. Certain institutional investors own approximately 5 percent of CEOC’s common stock, and the remaining 6 percent is held by employees who received the stock pursuant to an employee benefit plan that was instituted in May 2014 for CEOC’s directors, officers, and other management-level employees. CEOC, in turn, directly or indirectly wholly- or majority-owns its Debtor subsidiaries.

In addition to CEOC, CEC owns casino-entertainment properties indirectly through Caesars Entertainment Resort Properties, LLC (“CERP”) and CGP. CERP and CGP are licensed to use Total Rewards®, the industry-leading customer loyalty program to market promotions and generate customer play across the entire network of Caesars properties.

1.	Caesars Entertainment Corporation

On January 28, 2008, investment funds affiliated with Apollo Global Management, LLC and TPG Capital, L.P.,22 together with certain co-investors, acquired CEC for approximately $30.7 billion through the 2008 LBO. On February 8, 2012, CEC conducted an initial public offering of its common stock, which now actively trades on the NASDAQ under the ticker symbol “CZR.” Funds affiliated with Apollo or TPG, together with certain co-investors, own or control approximately 60 percent of CEC’s common stock, and thus have voting control of the company. CEC’s remaining common stock is held by institutional and retail investors not affiliated with Apollo or TPG. As of the Petition Date, CEC had a market capitalization of $1.8 billion.

2.	Caesars Entertainment Resort Properties, LLC

After the 2008 LBO, CEC operated through two primary groups of wholly owned subsidiaries: (a) CEOC and (b) a group of six subsidiaries financed with real estate loans (the “CMBS Debt”): Harrah’s Atlantic City Holding, LLC; Harrah’s Las Vegas, LLC; Harrah’s Laughlin, LLC; Flamingo Las Vegas Holding, LLC; Paris Las Vegas Holding, LLC; and Rio Properties, LLC (the “CMBS Properties”).

In September 2013, CEC announced that the CMBS Properties would enter into a series of transactions to refinance their outstanding CMBS Debt and reposition them as subsidiaries of CERP, a newly-created direct subsidiary of CEC. As discussed more fully below, the Debtors sold certain properties to CERP in conjunction with this refinancing.

3.	Caesars Growth Partners, LLC

CGP is a partnership formed by (a) CAC23 and (b) certain subsidiaries of CEC. CAC purchased approximately 42.4 percent of the economic interest and 100 percent of the voting rights in CGP while CEC, through certain subsidiaries, owns the remaining approximately 57.6 percent economic interest (with no voting rights). CAC acquired its stake in CGP in exchange for $457.8 million in cash while CEC acquired its interest in CGP in exchange for $1.1 billion in face value of Senior Unsecured Notes and all of CEC’s equity in Caesars Interactive Entertainment (“CIE”).

According to CEC, CGP was designed to be a flexible organization that could raise capital necessary to fund Caesars’ more capital-intensive growth projects, such as online gaming and certain properties in need of significant investment. CIE, now a CGP subsidiary, publishes games on social media and mobile applications. CIE also operates real-money online gaming websites in Nevada and New Jersey, offers “play for fun” versions of these websites in other jurisdictions, and owns the World Series of Poker tournament and brand.

[22]	Apollo Global Management, LLC and affiliated funds and management companies are collectively referred to herein as “Apollo”. TPG Capital, L.P. and affiliated funds and management companies are collectively referred to herein as “TPG”. The funds and companies included in these definitions are separate legal entities and the definitions are used here solely for convenience.
[23]	CAC is a publicly-traded company formed by the Sponsors. CAC was established on October 21, 2013, and initially funded with $457.8 million in cash from the Sponsors. On November 18, 2013, CAC closed a public rights offering, which resulted in another $700 million in funding from both non-Sponsor and Sponsor investment. After this follow-on offering, the Sponsors owned or controlled approximately 51 percent of CAC’s common shares.

As discussed below, since its formation CGP has purchased several properties and a portion of their associated management fees from CEOC.

4.	Caesars Enterprise Services, LLC

CES (sometimes referred to as “ServicesCo”) is a joint venture among CEOC, CERP, and Caesars Growth Properties Holdings, LLC (“CGPH”), an indirect subsidiary of CGP and holding company for the CGP subsidiaries that own Planet Hollywood Resort and Casino, The Cromwell, Horseshoe Baltimore, The LINQ Hotel & Casino in Las Vegas, Bally’s Las Vegas, and Harrah’s New Orleans. Historically, CEOC and its employees managed and funded centralized corporate functions—such as legal, accounting, payroll, information technology, and other enterprise-wide services—for all Caesars properties. As the company expanded since 2008, including with the formation of CAC and CGP (which did not exist when the initial centralized service structure was put in place), CES was formed in 2014, according to CEC, as a centralized “Services Company” to (a) manage centralized assets, such as certain intellectual property and the Total Rewards® loyalty program, (b) employ personnel who provide enterprise-wide services to Caesars branded properties, and (c) ensure an equitable allocation of costs around centralized services, including capital expenditures for shared services and the prioritization of projects.

CERP and CGPH contributed the initial funding needs of CES with $42.5 million and $22.5 million in cash, in exchange for which they received 20.2 percent and 10.8 percent ownership of CES, respectively. CEOC owns the remaining 69 percent of CES. Each of CEOC, CERP, and CGPH has equal 33 percent voting control over CES, rather than in accordance with their ownership stakes. CES’s management and operations are governed by a steering committee, which consists of one member from each of CEOC, CERP, and CGPH. The steering committee can take action by a majority vote (subject to unanimity requirements for certain material actions) or written consent of the steering committee members.

CES provides the Debtors with substantially all of their corporate, regional, and shared (with CERP, CGPH/CGP, or both) employees, as well as substantially all of their property-level employees at the director level or above. As of the Petition Date, the majority of the approximately 2,000 management-level personnel responsible for running the Debtors’ businesses are employed by CES, and CES is responsible for all employment-related obligations associated with these employees, including employment agreements, collective bargaining agreements, and any obligation to bargain and negotiate with a union.

Pursuant to an Omnibus License and Enterprise Services Agreement (the “Omnibus Agreement”), CEOC granted to CES a non-exclusive license to use—but otherwise retained ownership of—certain intellectual property, including Total Rewards®. In turn, CES generally grants to each entity that owns a property a license in and to the intellectual property relevant to such entity’s property.

CES is a cost-allocation center and is therefore not designed to make profit; all services provided for CEOC, CERP, and CGP are provided on a profit-neutral basis. The corporate overhead expenses incurred by CES in performing centralized services, employing personnel, and managing intellectual property are allocated among CEOC, CERP, and CGPH, and generally reimbursed on a weekly basis, with a monthly true-up.24 Allocation percentages are based on a complex allocation methodology that takes into account each entity’s consumption of the specified service or cost.

Prior to the formation of CES, the Debtors also historically managed payroll and accounts payable functions for CEOC, CERP, and CGP and their predecessor entities, with periodic reimbursements from CERP and CGP. The formation of CES has shifted these duties from the Debtors to CES, with CES processing all payroll data for the Debtors and their non-Debtor affiliates, and in substantially all cases acting as a third-party administrator in making payments to the Debtors’ employees and remitting any appropriate deductions on account of payroll taxes or other withholdings to taxing authorities and other third-party benefit providers. CES provides the same services for CERP and CGP.

[24]	From time to time, CES has and may continue to issue capital calls to CEOC, CERP, and CGPH to ensure that CES meets its working capital requirements.

With respect to accounts payable, CES generally manages and funds all accounts payable on behalf of the Debtors and their non-Debtor affiliates. If and when CES makes a payment for any direct expense on behalf of CEOC, CERP, or CGP, CES is reimbursed on a regular basis (usually within 24–48 hours) for those payments.

Finally, CES functions as the governor on all enterprise-wide investments, including capital expenditures. The CES steering committee must approve all such enterprise-wide capital expenditures and cost allocations relating thereto.

C.	Management of the Debtors

1.	Board of Directors

CEOC’s board of directors (the “CEOC Board of Directors”) currently consists of six members. Two of the six members are independent directors, as defined in the corporate governance standards of the New York Stock Exchange. On March 18, 2016, Marc Rowan, a co-founder and Senior Managing Director of Apollo Global Management, LLC who had served as a member of the CEOC Board of Directors since June 2014 and as a director at CEC since January 2008, resigned from the CEOC Board of Directors. Set forth below are the directors of the CEOC Board of Directors as of the date of this Disclosure Statement.

Name	Biography
David Bonderman	Mr. Bonderman became a member of the CEOC Board of Directors in June 2014 and has been a director of CEC since January 2008. Mr. Bonderman is a TPG Founding Partner. Prior to forming TPG in 1993, Mr. Bonderman was Chief Operating Officer of the Robert M. Bass Group, Inc. (now doing business as Keystone Group, L.P.) in Fort Worth, Texas. He holds a bachelor’s degree from the University of Washington and a law degree from Harvard University. He has previously served on the boards of directors of Gemalto N.V., Burger King Holdings, Inc., Washington Mutual, Inc., IASIS Healthcare LLC, and Univision Communications and Armstrong World Industries, Inc. Mr. Bonderman also currently serves on the boards of directors of JSC VTB Bank, Energy Future Holdings Corp., General Motors Company, CoStar Group, Inc., and Ryanair Holdings PLC, of which he is Chairman.

Kelvin Davis	Mr. Davis became a member of the CEOC Board of Directors in June 2014 and has been a director of CEC since January 2008. Mr. Davis is a TPG Senior Partner and Head of TPG’s North American Buyouts Group, incorporating investments in all non-technology industry sectors. He also leads TPG’s Real Estate investing activities. Prior to joining TPG in 2000, Mr. Davis was President and Chief Operating Officer of Colony Capital, Inc., a private international real estate-related investment firm which he co-founded in 1991. He holds a bachelor’s degree from Stanford University and an M.B.A. from Harvard University. Mr. Davis currently serves on the boards of directors of AV Homes, Inc., Northwest Investments, LLC (which is an affiliate of ST Residential), Parkway Properties, Inc., Taylor Morrison Home Corporation, Univision Communications, Inc., and Catellus Development Corporation. He is a member of the Executive Committee and Human Resources Committee.

Name	Biography
Gary Loveman	Mr. Loveman is Chairman of the CEOC Board of Directors, and has also been the Chairman of the Board of CEC since January 1, 2005. Until recently, Mr. Loveman was Chief Executive Officer of Caesars Entertainment, a position he had held since January 2003, and was formerly President of Caesars Entertainment since April 2001. He has over 15 years of experience in retail marketing and service management, and he previously served as an associate professor at the Harvard University Graduate School of Business. He holds a bachelor’s degree from Wesleyan University and a Ph.D. in Economics from the Massachusetts Institute of Technology. Mr. Loveman also serves as a director of Coach, Inc. and FedEx Corporation.

David Sambur	Mr. Sambur became a member of the CEOC Board of Directors in June 2014 and has been a director of CEC since November 2010. Mr. Sambur is a Partner of Apollo Global Management, having joined in 2004. Mr. Sambur has experience in financing, analyzing, investing in, and/or advising public and private companies and their boards of directors. Prior to joining Apollo, Mr. Sambur was a member of the Leveraged Finance Group of Salomon Smith Barney Inc. Mr. Sambur serves on the board of directors of Verso Paper Corp., CEC, CAC, Momentive Performance Materials Holdings, Momentive Specialty Chemical, Inc., and AP Gaming Holdco, Inc. Mr. Sambur graduated summa cum laude and Phi Beta Kappa from Emory University with a BA in Economics. Mr. Sambur is a member of CEOC’s Restructuring Committee.

Ronen Stauber	Mr. Stauber became a member of the CEOC Board of Directors in June 2014 and serves as a member of the Special Governance Committee and the Restructuring Committee. He leads the day-to-day activities of Jenro Capital, which provides transaction and consulting services to corporations, private equity firms, and family investment offices. Prior to Jenro, Mr. Stauber was Head of Private Equity at Berggruen Holdings Ltd., an over $2 billion net asset private investment firm, where he managed over nineteen portfolio companies in the United States and Europe as well as real estate development assets in India, Turkey, and Israel. The portfolio companies were in various industries, including for-profit education, print finishing, furniture, building materials, and car rentals. From 2006 to 2009, Mr. Stauber was an Operating Partner at Pegasus Capital Advisors where he led or participated in over 30 deal teams across a variety of industries and deal sizes. Mr. Stauber was responsible for Pegasus Capital Advisors’ investment in ImageSat International, an international satellite-imagery company, where he also served as a board member. From 1997 to 2006, he was an executive with Cendant Corporation. While at Cendant, Mr. Stauber served as president and Chief Executive Officer of Cendant Corporation’s Consumer Travel, International Markets business unit, as well as Chief Operating Officer of Gullivers Travel Associates. Mr. Stauber previously led Cendant’s strategic development efforts.

Name	Biography
Steven Winograd	Mr. Winograd became a member of the CEOC Board of Directors in June 2014 and serves as a member of the Special Governance Committee and the Restructuring Committee. Since September 2015, Mr. Winograd has been a Managing Director of PennantPark Investment Advisers, a direct lender to, and co-investor in, middle market companies which are, in many cases, affiliated with private equity firms. PennantPark provides financing and invests across a company’s entire capital structure, including senior and junior debt, preferred stock and common equity co-investments. Mr. Winograd’s responsibilities at PennantPark include originating, structuring and managing new investments, assisting with the firm’s fund raising efforts, and working to broaden and deepen its relationships and visibility with private equity firms, intermediaries, and management teams. Prior to joining PennantPark, since August 2011, he had been a managing director in the Financial Sponsors Group of the Investment & Corporate Banking division of BMO Capital Markets, where he was responsible for managing relationships with a number of large-cap and mid-cap private equity clients and their portfolio companies. Prior to joining BMO Capital Markets, from 2004 through 2011, Mr. Winograd was a Managing Director in the Financial Sponsors Group of Merrill Lynch, which was acquired by Bank of America in 2009. Prior to joining Merrill Lynch, Mr. Winograd held senior level positions at a number of other investment banking firms including Deutsche Bank, Bear Sterns, and Drexel Burnham. Mr. Winograd also spent two years as a General Partner of The Blackstone Group where he was involved in investing the firm’s private equity fund, as well as two years as a Managing Director of the Argosy Group, a restructuring advisory firm. During over 33 years as an investment banker, Mr. Winograd has completed numerous transactions for a wide variety of public and private companies including mergers and acquisitions, debt and equity financings, and restructurings. Mr. Winograd also serves as a disinterested Authorized Representative (the functional equivalent of an Independent Director) of Linn Acquisition Company LLC, a wholly owned subsidiary of Linn Energy, LLC, where he manages Linn Acquisition’s direct subsidiary Berry Petroleum Company, LLC, which along with Linn Energy, is one of the top 20 independent oil and gas exploration and production companies in the United States. Mr. Winograd received a BA from Wesleyan University and an MBA from the Columbia University Graduate School of Business, where he was elected to the Beta Gamma Sigma Honor Society.

2.	Executive Officers

Set forth below are the senior executive officers of CEOC as of the date of this Disclosure Statement and each officer’s position within CEOC.

Name	Biography
John Payne	Mr. Payne is President and Chief Executive Officer of CEOC. Mr. Payne joined CEC nearly 19 years ago as a President’s Associate. Most recently, he served as President, Central Markets & Partnership Development for Caesars Entertainment. Prior to this role, Mr. Payne was President of Enterprise Shared Services from July 2011 to May 2013. Previously, he was Central Division President. Mr. Payne has held general manager roles of several properties, including Harrah’s New Orleans.

Name	Biography
Mary Elizabeth Higgins	Ms. Higgins is Chief Financial Officer of CEOC. Ms. Higgins joined CEOC from Global Cash Access Inc., where she served as Chief Financial Officer and Executive Vice President from September 2010 to March 2014 and was responsible for all facets of financial management, including financial controls and reporting, taxation, financial planning, treasury, and investor relations. Prior to this, Ms. Higgins held the Chief Financial Officer role at Herbst Gaming Inc. and Camco Inc., successively. She holds a bachelor’s degree in international relations from the University of Southern California and an MBA in finance from Memphis State University.

Timothy Lambert	Mr. Lambert is General Counsel of CEOC. Mr. Lambert joined Empress Entertainment, a predecessor of CEC, in 1995. He was most recently Vice President and Chief Counsel Regional Operations, Regulatory & Compliance for Caesars Entertainment, and continues to retain this position after his appointment as General Counsel. Mr. Lambert graduated Cum Laude from Illinois Wesleyan University with a bachelor’s degree in business administration, and received his law degree from the University of Illinois College of Law, where he graduated Magna Cum Laude.

Randall S. Eisenberg	Mr. Eisenberg is Chief Restructuring Officer of CEOC. He is also a Managing Director at AlixPartners. Mr. Eisenberg has over 25 years of experience advising senior management, boards of directors, equity sponsors, and credit constituents in the transformation and restructuring of underperforming companies. Although many of his matters remain confidential, Mr. Eisenberg has been involved with some of the largest and most complex restructurings in the recent past, including Anthracite Capital, Inc., Delphi Corporation, Jackson Hewitt, Kmart Corporation, Momentive Performance Materials, Inc., Planet Hollywood International, Inc., Rotech Healthcare, Inc., RSL Communications, Ltd., Select Staffing, US Airways Group, Inc., Vertis, Inc., and Visteon Corp. Mr. Eisenberg is a fellow in both the American College of Bankruptcy and International Insolvency Institute, and is a past Chairman, President, and Board Member of the Turnaround Management Association.

3.	The Special Governance Committee

On June 27, 2014, the Debtors appointed Steven Winograd and Ronen Stauber (both listed above) as independent directors of CEOC. Messrs. Winograd and Stauber then formed the Special Governance Committee on July 30, 2014. As described in greater detail in Article IV.D below, the Special Governance Committee was charged with, among other things, conducting an independent investigation into potential claims that the Debtors and/or their creditors may have against CEC or its affiliates, including claims that eventually formed the bases of filed creditor complaints. Various creditors including the Second Priority Noteholders Committee believe this investigation is tainted as further described below in Article IV.F; the Debtors strongly disagree. Further, since its formation, the Special Governance Committee has been actively monitoring restructuring negotiations with creditors and has engaged in its own negotiations with CEC to secure substantial contributions by CEC to the restructuring and improved recoveries for all stakeholders.

4.	The Restructuring Committee

On January 14, 2015, a Restructuring Committee (the “Restructuring Committee”) of the CEOC Board of Directors was established. The Restructuring Committee is comprised of David Sambur, Steven Winograd, and Ronen Stauber. Randall S. Eisenberg, as CEOC’s Chief Restructuring Officer, reports directly to the Restructuring Committee, and the Restructuring Committee has the power and authority to oversee certain of the Debtors’ restructuring matters and act on behalf of the CEOC Board of Directors with respect to such matters.

D.	The Debtors’ Capital Structure

As of the Petition Date, the Debtors have outstanding funded debt for borrowed money in the aggregate principal amount of approximately $18 billion. These obligations are discussed in turn below.

1.	First Lien Debt

(a)	Prepetition Credit Agreement Debt

As of the Petition Date, CEOC owed approximately $5.35 billion under four term loans issued pursuant to the Prepetition Credit Agreement. Under the Prepetition Credit Agreement, CEOC has approximately $106.1 million of capacity under a revolving credit facility, approximately $101.3 million of which was committed to outstanding letters of credit as of the Petition Date. In addition, Prepetition Credit Agreement Claims include the Swap and Hedge Claims, which arose pursuant to certain of CEOC’s interest rate swap agreements that it uses to manage certain variable and fixed interest rates.

CEC guarantees CEOC’s obligations under the Prepetition Credit Agreement pursuant to the terms of that certain Guaranty and Pledge Agreement, dated as of July 25, 2014, made by CEC in favor of Credit Suisse AG, Cayman Islands Branch (“Credit Suisse”), in its capacity as successor agent under the Prepetition Credit Agreement, as amended by that certain Amendment dated August 21, 2015 (as the same may be further amended, restated, or supplemented from time to time) (the “Guaranty and Pledge Agreement”).

(b)	First Lien Notes

As of the Petition Date, CEOC owed approximately $6.35 billion in principal amount outstanding to holders of the First Lien Notes (the “First Lien Noteholders”) issued by CEOC pursuant to the First Lien Notes Indentures, including the 8.50% First Lien Notes Indenture, the 9.00% First Lien Notes Indentures, and the 11.25% First Lien Notes Indenture (collectively, the “First Lien Notes Indentures”). UMB Bank, N.A. is the indenture trustee for each of the First Lien Notes Indentures (the “First Lien Notes Indenture Trustee” or “UMB”).

(c)	First Lien Collateral and Intercreditor Agreements

CEOC’s prepetition obligations under the Prepetition Credit Agreement and the First Lien Notes (collectively the “First Lien Debt”) are secured by first priority liens on the “Collateral,” as defined in that certain Amended and Restated Collateral Agreement (as amended, modified, waived, and/or supplemented from time to time, the “First Lien Collateral Agreement”), dated as of June 10, 2009, by and among CEOC, certain CEOC subsidiaries identified therein (together with CEOC, the “First Lien Pledgors”), and the collateral agent under the Prepetition Credit Agreement (the “First Lien Collateral Agent”).25

Pursuant to the First Lien Collateral Agreement, the First Lien Pledgors pledged substantially all of their assets—including, among other things, commercial tort claims and cash—to secure the First Lien Debt. Specifically, section 4.04(b) of the First Lien Collateral Agreement requires the First Lien Pledgors to (a) promptly notify the First Lien Collateral Agent if the First Lien Pledgors at any time hold or acquire any commercial tort claim that the First Lien Pledgors reasonably estimate to be in an amount greater than $15 million and (b) grant to the First Lien Collateral Agent a security interest in such commercial tort claim and in the proceeds thereof.26 On September 25, 2014, in compliance with their obligations under the First Lien Collateral Agreement, the First Lien Pledgors granted to the First Lien Collateral Agent, for the benefit of creditors under the Prepetition Credit Agreement (“First Lien Lenders”) and the First Lien Noteholders (together with the First Lien Lenders, the “First Lien Creditors”), an interest in and lien on all of the First Lien Pledgors’ rights, title, and interests in certain commercial tort claims (the “Commercial Tort Claims”) and proceeds thereof, to the extent any such claims exist.27

[25]	Bank of America, N.A. was the original administrative agent and collateral agent under the Prepetition Credit Agreement and was replaced in such capacities by Credit Suisse on July 25, 2014
[26]	Generally, a categorical description is insufficient to grant a security interest in commercial tort claims. See U.C.C. §§ 9-108(e)(1); 9-204(b)(2).
[27]	As described further in Article IV.N and Article IV.O below, the Unsecured Creditors Committee and the Subsidiary-Guaranteed Notes Trustee (as defined herein) have filed motions seeking standing to pursue challenges to certain of the First Lien Creditors’ liens. The Bankruptcy Court has continued that standing request. See [Docket Nos. 3403, 3404]. Pursuant to the UCC RSA and the SGN RSA, the Debtors expect that the Unsecured Creditors Committee and the Subsidiary-Guaranteed Notes Trustee will keep each of their respective motions for standing in abeyance through the Confirmation Hearing.

The First Lien Agents,28 and other parties from time to time, entered into that certain First Lien Intercreditor Agreement, dated as of June 10, 2009 (as amended, restated, modified, and supplemented from time to time, the “First Lien Intercreditor Agreement”), which was consented to by CEOC and CEC and governs, among other things: (i) payment and priority with respect to holders of claims related to the First Lien Debt; (ii) rights and remedies of First Lien Creditors with respect to debtor-in-possession financing, use of cash collateral, and adequate protection in a chapter 11 case; and (iii) the relative priority of liens granted to holders of “First Lien Obligations” (as defined in the First Lien Intercreditor Agreement).

2.	Second Lien Debt

(a)	Second Lien Notes

As of the Petition Date, CEOC owed approximately $5.24 billion in principal amount outstanding to holders of Second-Priority Senior Secured Notes (the “Second Lien Notes”) issued pursuant to the Second Lien Notes Indentures, including the 10.00% Second Lien Notes Indentures and the 12.75% Second Lien Notes Indentures.

(b)	Second Lien Collateral and Intercreditor Agreements

CEOC’s prepetition obligations under the Second Lien Notes (the “Second Lien Debt”) are secured by second priority liens in the “Collateral,” as defined in and subject to the terms of that certain Collateral Agreement (as amended, restated, modified, and supplemented from time to time, the “Second Lien Collateral Agreement” and together with the First Lien Collateral Agreement, the “Collateral Agreements”), dated as of December 24, 2008, by and among CEOC, certain CEOC subsidiaries identified therein (together with CEOC, the “Second Lien Pledgors”), and the Second Lien Agent,29 in its capacity as collateral agent (the “Second Lien Agent” and collectively with the First Lien Collateral Agent, the “Collateral Agents”). Section 4.01 of the Second Lien Collateral Agreement expressly excludes cash and deposit accounts from the collateral package securing the Second Lien Debt.30

Section 4.04(b) of the Second Lien Collateral Agreement requires the Second Lien Pledgors to (i) promptly notify the Second Lien Collateral Agent if the Second Lien Pledgors at any time hold or acquire any commercial tort claim the Second Lien Pledgors reasonably estimate to be in an amount greater than $15 million and (ii) grant to the Second Lien Collateral Agent, for the benefit of owners of the Second Lien Notes (the “Second Lien Noteholders”) a security interest in such commercial tort claim and in the proceeds thereof. On November 25, 2014, in compliance with the Second Lien Collateral Agreement, the Second Lien Pledgors granted to the Second Lien Collateral Agent a security interest in and lien on all of the Second Lien Pledgors’ rights, title, and interests in and to the Commercial Tort Claims and proceeds thereof, to the extent any such claims exist.31

[28]	As used herein, “First Lien Agents” means, collectively, the First Lien Collateral Agent and the First Lien Notes Indenture Trustee, including any predecessor in such capacity as applicable.
[29]	As used herein, “Second Lien Agent” means U.S. Bank National Association (“U.S. Bank”) in its capacity as indenture trustee under the Second Lien Notes Indentures and collateral agent under the Second Lien Collateral Agreement, and any successors in such capacities, including Delaware Trust Company.
[3][0]	See Second Lien Collateral Agreement § 4.01 (“Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute a grant of a security interest in . . . cash, deposit accounts and securities accounts (to the extent that a Lien thereon must be perfected by an action other than the filing of customary financing statements).” Because perfection of a lien on cash or deposit accounts requires control or possession, the Second Lien Collateral Agreement does not provide Second Lien Noteholders with a security interest therein.
[31]	As described further in Article IV.N and Article IV.O below, the Unsecured Creditors Committee and the Subsidiary-Guaranteed Notes Trustee have filed motions seeking standing to pursue challenges to certain of the Second Lien Noteholders’ liens. The Bankruptcy Court has continued that standing request. See [Docket Nos. 3403, 3404]. Pursuant to the UCC RSA and the SGN RSA, the Debtors expect that the Unsecured Creditors Committee and the Subsidiary-Guaranteed Notes Trustee will keep each of their respective motions for standing in abeyance through the Confirmation Hearing.

The First Lien Agents and the Second Lien Agent entered into that certain Intercreditor Agreement, dated as of December 24, 2008 (as amended, restated, modified, and supplemented from time to time, the “Second Lien Intercreditor Agreement”), which was acknowledged by CEOC. The Second Lien Intercreditor Agreement governs, among other things, the relative priority of the First Lien Debt and the Second Lien Debt and the rights and remedies of First Lien Creditors and Second Lien Noteholders with respect to debtor-in-possession financing, use of cash collateral, and adequate protection.

3.	Subsidiary-Guaranteed Debt

(a)	Subsidiary-Guaranteed Notes

As of the Petition Date, CEOC owed approximately $479 million in principal amount outstanding to holders of Subsidiary-Guaranteed Notes issued pursuant to the Subsidiary-Guaranteed Notes Indenture. CEOC’s prepetition obligations under the Subsidiary-Guaranteed Notes were guaranteed by the Subsidiary Guarantors—a group comprised of certain of CEOC’s direct and indirect subsidiaries, all or substantially all of which pledged assets to the First Lien Collateral Agent to secure the First Lien Debt.

(b)	Subsidiary-Guaranteed Notes Intercreditor Agreement

The First Lien Collateral Agent (in its capacity as such and also as administrative agent) and the Subsidiary-Guaranteed Notes Indenture Trustee, among others, entered into that certain Intercreditor Agreement, dated as of January 28, 2008 (the “Subsidiary-Guaranteed Notes Intercreditor Agreement”). The Subsidiary-Guaranteed Notes Intercreditor Agreement includes, among other things, a provision requiring the Holders of Subsidiary-Guaranteed Notes to turnover a portion of the payments made to them by any Subsidiary Guarantor (but not from CEOC) prior to the indefeasible payment in full in cash of certain first lien obligations. As addressed in greater detail in Article IV.J.3 and Note 14 of the Debtors’ Liquidation Analysis attached hereto as Exhibit D, a dispute exists among the Debtors and certain of their stakeholders, including, among others, Holders of Subsidiary-Guaranteed Notes Claims, Holders of Prepetition Credit Agreement Claims, and Holders of Secured First Lien Notes Claims concerning the potential application of these provisions, and the Subsidiary Guaranteed Notes Indenture Trustee has disputed, among other things, whether the Holders of First Lien Notes Claims may benefit from the turnover provision therein.

4.	Senior Unsecured Notes

As of the Petition Date, CEOC owed approximately $530 million in principal amount outstanding to holders of Senior Unsecured Notes issued pursuant to the Senior Unsecured Notes Indentures, including the 5.75% Senior Unsecured Notes Indenture and the 6.50% Senior Unsecured Notes Indenture. Certain affiliates of CAC are holders of Senior Unsecured Notes representing approximately $289 million in principal amount. As set forth in Article IV.D.8, Holders of approximately $82.4 million of Senior Unsecured Notes entered into a purchase and support agreement with CEOC and CEC in August 2014, pursuant to which they agreed to be deemed to consent to any restructuring of the Senior Unsecured Notes (including the Amended Senior Unsecured Notes, as defined herein) that has been consented to by holders of at least 10 percent of the outstanding 6.50% Senior Unsecured Notes Due 2016 and 5.75% Senior Unsecured Notes Due 2015, as applicable. Approximately $159 million in principal amount of Senior Unsecured Notes remains outstanding that is not owned by CAC or the August Noteholders (as defined herein).

ARTICLE III.

EVENTS LEADING TO THE CHAPTER 11 FILINGS

The Debtors and their non-Debtor affiliates operate one of the largest and most comprehensive portfolios of casino properties in North America. The Debtors’ combination of both local and destination options for gaming and entertainment offers many patrons a unique opportunity to enjoy a high-quality gaming experience not only on vacation, but throughout the year. Unlike competitors that offer only regional gaming properties, the Debtors have been able to obtain higher than average spending at their regional properties because their industry-leading customer loyalty program, Total Rewards®, provides customers with entertainment and gaming rewards that can be used in Las Vegas and other destinations. And unlike competitors that offer only destination properties, the Debtors’ more frequent interactions with their customers at the local level allows them to fashion personally tailored reward packages that enhance their customers’ experiences and encourage trips to destinations such as Las Vegas. This symbiotic relationship between the Debtors’ properties promotes higher customer traffic and spending throughout the enterprise, including both regional and destination properties.

A.	Economic Challenges

1.	The 2008 Recession

The 2008 recession had a significant impact on the Debtors, with enterprise-wide net revenues before promotional allowances falling from $12.7 billion in 2007 to $10.3 billion in 2009. In response to the 2008 recession, the Debtors eliminated hundreds of millions of dollars of corporate, marketing, and operational costs. Despite these efforts, CEC’s adjusted EBITDA dropped from $2.1 billion in 2007 to $1.7 billion in 2009, and continued to decline through the Petition Date.32

2.	Changing Consumer Spending Habits

The challenges facing the Debtors were not limited to the 2008 recession. Even though the economy has improved, the Debtors are now facing changing consumer preferences. For example, the “Millennial” generation has shown less interest in gaming than previous generations. Thus, although Las Vegas’s tourist numbers have largely rebounded to pre-recession rates, visitors, on average, are younger and less willing to gamble. According to the Las Vegas Convention and Visitors Bureau, 47 percent of Las Vegas visitors in 2012 indicated that their primary reasons to visit was for vacation or pleasure instead of gambling, which is up from 39 percent in 2008.33 To address this changing dynamic and capture this younger crowd, many of the newest gaming properties provide significant non-gaming entertainment options. The Debtors likewise are pursuing younger customers, including by renovating Caesars Palace’s nightclub to drive additional traffic to that property. But nightlife, restaurants, and other entertainment options are not as profitable as gaming.

3.	Increased Competition

The Debtors also face increased competition for gaming dollars. Since 2001, nine states have legalized gambling (bringing the total to 18), which has resulted in more local casinos.34 In Ohio, for example, the first casino opened in 2012—now there are eleven. Similarly, over the past five years, Pennsylvania, which had almost no gaming at the time the 2008 LBO was signed, has become the second-largest domestic gaming market outside of Nevada.35 These additional gaming options have added pressure to existing casinos as the total customer population has remained relatively stable.36

[32]	After the Petition Date and during the Chapter 11 Cases, the Debtors’ business operations have consistently provided strong cash flow. SeeArticle IV.Y
[33]	Las Vegas Convention & Visitors Auth., 2012 Las Vegas Visitor Profile [Page 17] (2012), available at http://www.lvcva.com/includes/content/images/MEDIA/docs/2012-Las_Vegas_Visitor_Profile1.pdf.
[34]	Ryan McCarthy, The End of a Casino Monopoly, in Three Charts, Washington Post (Sept. 23, 2014), http://www.washingtonpost.com/news/storyline/wp/2014/09/23/the-end-of-a-casino-monopoly-in-three-charts/; Matt Villano, All In: Gambling Options Proliferate Across USA, USA Today (Jan. 26, 2013), http://www.usatoday.com/ story/travel/destinations/2013/01/24/gambling-options-casinos-proliferate-across-usa/1861835.
[35]	IBISWorld: Safe Bet: A rise in tourism and personal expenditure will boost demand for casinos, IBISWorld Industry Report 71321: Non-Casino Hotels in the US, 8 (November 2014).
[36]	Josh Barro, The Strange Case of States’ Penchant for Casinos, N.Y. Times (Nov. 5, 2014), http://www.nytimes.com/2014/11/06/upshot/the-strange-case-of-states-addiction-to-casinos.html?abt=0002&abg=1(“States have gradually expanded legal gambling over the last four decades as a way to generate revenue without unpopular tax increases. But large parts of the American market are now saturated, with revenue in decline in most major casino markets. A majority of Americans already live relatively near casinos, so opening new ones does more to shift revenue around than to generate new business. As supply has outpaced demand, some casinos are closing, and governments have missed their projections for gambling-related revenue.”).

Even in Las Vegas, new developments have increased competition for existing casinos. Since 2008, three new developments have opened on the Las Vegas Strip: (a) in December 2008, Wynn Resorts Limited opened the $2.3 billion Encore Las Vegas, which includes more than 2,000 hotel rooms, approximately 76,000 square feet of gaming space, and approximately 27,000 square feet of retail and entertainment space; (b) in December 2009, MGM Resorts International opened up CityCenter, a $9.2 billion gaming and residential resort that includes more than 6,000 hotel rooms, approximately 150,000 square feet of gaming space, and 500,000 square feet of retail and restaurant space; and (c) in December 2010, the Cosmopolitan Las Vegas, a $3.9 billion gaming resort, opened, adding approximately 3,000 hotel rooms, 110,000 square feet of gaming space, and 300,000 square feet of retail and restaurant space. These developments, as well as newly renovated properties by many of Las Vegas’s traditional operators, have increased the supply of gaming, hotel, restaurant, and shopping opportunities available to Las Vegas visitors, leading to top-line revenue pressures for Caesars Palace.

4.	Challenges in the Atlantic City Market

The Debtors also face significant challenges in the Atlantic City market, where they own Caesars Atlantic City and Bally’s Atlantic City. These challenges are the result of, among other things, the effects of Hurricanes Irene and Sandy on the local economy, an oversaturated local market, and increased competition from casinos on the East Coast. As the chair of the New Jersey Casino Control Commission noted in the opening to that body’s 2010 annual report:

Over the years, Atlantic City’s gaming industry has gone from enjoying a monopoly in the eastern half of the United States to a fiercely competitive situation today with slot machines or full blown casinos in every neighboring state. Gamblers in the New York, Philadelphia and Baltimore metropolitan areas now have places a lot closer to home than Atlantic City is. The so-called “convenience gambler” has found more convenient places to go to gamble. Similarly, development of casino hotels in Macau and Singapore, as well as the new properties in Las Vegas, has made it harder for Atlantic City to attract the real high-end players.37

As a result, Atlantic City has seen several high-profile casino bankruptcies in recent years.38 Four Atlantic City casinos closed in 2014 alone,39 including the Debtors’ Showboat Atlantic City property. According to the Atlantic City Gaming Industry Report, prepared by the Office of Communications, State of New Jersey Casino Control Commission, gaming revenues for Atlantic City properties have declined more than 40 percent since the 2008 LBO, from $5.2 billion in 2006 to $2.7 billion in 2014.

[37]	State of New Jersey Casino Control Comm’n, 2010 Annual Report (2010), available at http://www.state.nj.us/casinos/reports.
[38]	See, e.g., In re Trump Entertainment Resorts, Inc., No. 14-12103 (KG) (Bankr. D. Del.); In re Revel AC, Inc., No. 14-22654 (GMB) (Bankr. D.N.J.); In re Revel AC, Inc., No. 13-16253 (JHW) (Bankr. D.N.J.).
[39]

Mark Berman, Trump Plaza Closes, Making It Official: A Third of Atlantic City’s Casinos Have Closed This Year, Wash. Post (Sept. 16, 2014), http://www.washingtonpost.com/news/post-nation/wp/2014/09/16/trump-plaza-closes-making-it-official-a-third-of-atlantic-citys-casinos-have-closed-this-year.

B.	Certain Prepetition Challenged Transactions

Prior to the Petition Date, the Debtors were involved in numerous asset sales, capital market transactions, and other transactions. Certain of these transactions were with affiliates (collectively, the “Challenged Transactions”), including (i) the CIE Transactions, (ii) the 2010 Trademark Transfer, (iii) the CERP Transaction, (iv) the Growth Transaction, (v) the Four Properties Transaction, (vi) the Shared Services Joint Venture, (vii) the B-7 Refinancing, (viii) repayment of an intercompany revolver, and (iv) the August Notes Transaction (each as defined below, as applicable). As discussed more fully in Article IV.D and Article IV.E below, the Challenged Transactions have been the subject of investigation by the Special Governance Committee and the Bankruptcy Court-appointed Examiner. In addition, the Challenged Transactions have been the subject of numerous creditor group lawsuits as discussed more fully in Article III.D below.

C.	Recent and Impending Property Closures

The Debtors have considered other options to reduce overhead and improve cash flows. In particular, the Debtors conducted a comprehensive review of their property portfolio to identify their weakest performing casino properties, especially those in markets that are oversupplied with gaming options. As a result of this review, the Debtors closed two U.S. properties in 2014: Harrah’s Tunica, which was closed on June 2, 2014, and Showboat Atlantic City, which was closed on August 31, 2014. Subsequently, the Debtors sold the Showboat Atlantic City property to a New Jersey public university in a transaction that closed on December 12, 2014. As described more fully herein at Article IV.U, the Debtors sold the Harrah’s Tunica property during the Chapter 11 Cases. In addition, the Debtors ceased their greyhound racing activities at the Horseshoe Council Bluffs casino in Council Bluffs, Iowa, effective December 31, 2015, in response to local legislation. The Horseshoe Council Bluffs casino otherwise remains open for business.

D.	Litigation Regarding Challenged Transactions and CEC’s Guarantees

The Challenged Transactions are the subject of serious and complicated disputes between CEOC, various of its creditors, and CEC and its affiliates. Generally speaking, the creditors claim that the Challenged Transactions were unlawful and/or violated certain covenants under the applicable indentures. More specifically, the Debtors’ various noteholder groups allege that assets were transferred at below-market prices as part of a scheme by CEC and the Sponsors to transfer valuable assets from CEOC to CEC and its affiliates to remove them from the reach of CEOC’s creditors. The creditors further allege that CEOC’s directors and officers are unavoidably conflicted due to their extensive business and commercial ties to CEC and the Sponsors, and that they violated their fiduciary duties by approving the transactions. Each of these claims and allegations are subject to vigorous dispute by the defendants in such actions. The Special Governance Committee’s investigation into these claims is discussed more fully in Article IV.D below. Similarly, the Examiner’s Report on the Challenged Transactions is discussed in Article IV.E below.

On August 4, 2014, Wilmington Savings Fund Society, FSB, solely in its capacity as indenture trustee under the 10.00% Second Lien Notes Indenture dated as of April 15, 2009 (“WSFS”), commenced an action in the Court of Chancery of the State of Delaware against, among others, CEC, CEOC, CGP, CERP, CEC’s directors, and certain of CEOC’s directors in a case captioned Wilmington Savings Fund Society, FSB v. Caesars Entertainment Corporation, C.A. No. 10004-VCG (the “WSFS Delaware Action”). In the WSFS Delaware Action, WSFS alleged claims for, among other things, intentional and constructive fraudulent transfer, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, corporate waste, and breach of contract. On August 3, 2015, WSFS amended its complaint to assert certain claims under the Trust Indenture Act of 1939 (the “TIA”) against CEC related to the release of CEC’s guarantee of the amounts outstanding under the 10.00% Second Lien Notes Indenture [Del. Ch. Court Docket ID. 74742841]. The claims in the WSFS Delaware Action are focused on the CIE, CERP, Growth, and Four Properties Transactions, as well as the Shared Services Joint Venture. During the pendency of the Chapter 11 Cases, the action has been automatically stayed with respect to the Debtors as well as derivative claims that belong to the Estates against CEC, CGP, CERP, CEC’s directors, and certain of CEOC’s directors. Vice Chancellor Glasscock denied a motion to dismiss with respect to CEC on March 18, 2015. Plaintiffs have advised the Bankruptcy Court that they agreed their derivative claims are automatically stayed and therefore are only pursuing their independent breach of contract and TIA claims, alleging that CEC remains liable under the parent guarantee formerly applicable to 10.00% Second-Priority Notes due 2018. On March 14, 2016, WSFS moved for partial summary judgment, asking the court to determine that WSFS is entitled to its $3.6 billion claim because the relevant section of the indenture is unambiguous and an event of default occurred [Del. Ch. Court Docket ID. 76344683]. On April 25, 2016, CEC submitted a cross-motion for partial summary judgment in response. As of the date hereof, briefing on these summary judgment motions is complete. In addition, as described below in Article IV.S.1, an injunction staying the commencement of trials in the BOKF SDNY Action (as defined below) expired on May 9, 2016. On June 6, 2016, the Debtors filed an emergency motion seeking a temporary restraining order and preliminary injunction enjoining the plaintiffs in the Parent Guarantee Litigation from further prosecuting their guaranty lawsuits because the Debtors believe such an injunction is necessary to protect the Debtors’ ability to reorganize in the Chapter 11 Cases [Adv. Case. No. 15-00149 (ABG), Docket No. 241]. After an evidentiary hearing held on June 8, 9, and 13, the Bankruptcy Court granted the Debtors’ motion on June 15, 2016, enjoining the plaintiffs in the Parent Guarantee Litigation from further prosecuting their guaranty lawsuits until August 29, 2016.

On August 5, 2014, CEC and CEOC commenced a lawsuit in the Supreme Court of New York, County of New York, against certain institutional holders of First and Second Lien Notes, which is captioned Caesars Entertainment Operating Company, Inc. and Caesars Entertainment Corporation v. Appaloosa Investment Limited Partnership I, et al., Index No. 652392/2014 (the “New York State Action”). The members of the Special Governance Committee abstained from the decision to file the New York State Action. In the New York State Action, CEC and CEOC asserted that the defendants tortiously interfered with CEC’s and CEOC’s businesses in an attempt to improve defendants’ credit default swap and other securities positions. CEC and CEOC also sought declarations that no defaults occurred under CEOC’s First and Second Lien Notes Indentures and that there have been no breaches of fiduciary duty or fraudulent transfers. Defendants filed motions to dismiss this action in October 2014. On June 29, 2015, the court dismissed the complaint without prejudice, reserving its decision on Count I of the complaint pending a motion by the defendants [Docket No. 155]. On July 20, 2015, the court dismissed Count I of the claim with prejudice [Docket No. 160], so the entire complaint is now dismissed. On June 23, 2016, certain Holders of Second Lien Notes and WSFS brought suit against CEC on account of the New York State Action asserting, among other things, causes of action for malicious prosecution, abuse of process, and recovery of costs and attorney’s fees incurred in connection with the New York State Action.

On November 25, 2014, the First Lien Notes Indenture Trustee, in its capacity as trustee under the 8.50% First Lien Notes Indenture, commenced an action in the Court of Chancery of the State of Delaware against CEC, CEOC, CGP, CERP, CEC’s directors, and all of CEOC’s directors in a case captioned UMB Bank v. Caesars Entertainment Corporation, C.A. No. 10393-VCG (the “UMB Receiver Action”). In the UMB Receiver Action, the First Lien Notes Indenture Trustee has alleged that CEC engaged in a fraudulent scheme to strip assets from CEOC, and seeks, among other things, to have the Delaware Chancery Court appoint a receiver to manage CEOC’s affairs for the benefit of its noteholders. Pursuant to the Prepetition RSA, the UMB Receiver Action was consensually stayed as to all defendants upon the filing of the Chapter 11 Cases.

On September 3 and October 2, 2014, certain Senior Unsecured Noteholders commenced two actions against CEC and CEOC in the United States District Court for the Southern District of New York, which are captioned MeehanCombs Global Credit Opportunities Master Fund, LP v. Caesars Entertainment Corp. and Caesars Entertainment Operating Co., Inc., Case No. 14-cv-07091-SAS (the “MeehanCombs SDNY Action”), and Danner v. Caesars Entertainment Corp. and Caesars Entertainment Operating Co., Inc., Case No. 14-cv-07973-SAS (the “Danner SDNY Action,” and together with the MeehanCombs SDNY Action the “Unsecured Noteholder SDNY Actions”).40 Through the Unsecured Noteholder SDNY Actions, these Senior Unsecured Noteholders have asserted that the Senior Unsecured Notes Transaction breached the Senior Unsecured Notes Indentures, violated the TIA, and breached the covenant of good faith and fair dealing. The Unsecured Noteholder SDNY Actions were stayed with respect to CEOC as a result of the automatic stay, but continue to proceed with respect to CEC. On January 15, 2015, CEC’s motion to dismiss in the Danner SDNY Action was denied in its entirety and CEC’s motion to dismiss in the MeehanCombs SDNY Action was granted in part and denied in part. See MeehanCombs Global

[40]

On March 18, 2016, MeehanCombs Global Credit Opportunities Master Fund, LP withdrew from the MeehanCombs SDNY Action. The other plaintiffs in the MeehanCombs SDNY Action continue to pursue their asserted claims.

Credit Opportunities Master Funds, LP v. Caesars Entm’t Corp., 80 F. Supp. 3d 507 (S.D.N.Y. 2015). The plaintiffs in the MeehanCombs SDNY Action filed an amended complaint on January 29, 2015, which, among other changes, added a cause of action against CEC for breaches of contract and guarantees relating to the Debtors’ bankruptcy filings. The plaintiff in the Danner SDNY Action filed an amended complaint on February 19, 2015. On October 23, 2015, the Unsecured Noteholders SDNY Action plaintiffs moved for partial summary judgment [Docket No. 67 in the MeehanCombs SDNY Action and Docket No. 60 in the Danner SDNY Action] asserting that the Senior Unsecured Notes Transaction in August 2014 was a violation of the TIA as a matter of law. On December 29, 2015, Judge Scheindlin denied the motion for summary judgment because there were open issues of fact related to certain transactions in May 2014 that also may have resulted in the release of CEC’s guaranty of the outstanding obligations under the Senior Unsecured Notes Indentures.41 See MeehanCombs Global Credit Opportunities Master Funds, LP v. Caesars Entm’t Corp., 2015 WL 9478240 (S.D.N.Y. Dec. 29, 2015). On January 13, 2016, the Danner and MeehanCombs plaintiffs filed a letter with the court requesting that the trial be consolidated with the trial in the Secured Noteholder SDNY Actions (as defined below) [Docket No. 90 in the MeehanCombs SDNY Action and Docket No. 89 in the Danner SDNY Action], which at that time was scheduled for March 14, 2016. In response, on January 15, 2016, CEC filed a request that each of the Danner SDNY Action, the MeehanCombs SDNY Action, and the Secured Noteholder SDNY Actions be stayed until the Court of Appeals for the Second Circuit issues its ruling in Marblegate Asset Management, LLC v. Education Management Corp., Nos. 15-2124 and 15-2141 (2d. Cir.), filed on July 2, 2015. On January 16, 2016, Judge Scheindlin denied both the request to consolidate and the request to stay.

In March of 2016, Judge Scheindlin announced her resignation from the bench effective April 28, 2016. The Unsecured Noteholder SDNY Actions, the Secured Noteholder SDNY Actions (as defined below), and the Wilmington Trust SDNY Action (as defined below) (collectively, the “SDNY Actions”) have been reassigned to the Honorable Jed S. Rakoff. At a hearing on April 6, 2016, Judge Rakoff questioned whether, given the close of discovery, there were any disputed issues of material fact that would preclude any of the SDNY Actions from being decided on summary judgment or at a bench trial. The parties to all of the SDNY Actions agreed to a renewed summary judgment schedule to conclude with oral argument on June 24, 2016, with a decision to be delivered no later than July 22, 2016. If a trial is necessary, a “global” trial on all of the SDNY Noteholder Actions was scheduled to begin on August 22, 2016. As noted above and described below in Article IV.S.1, an injunction staying the commencement of trials in the BOKF SDNY Action expired on May 9, 2016. On June 6, 2016, the Debtors filed an emergency motion seeking a temporary restraining order and preliminary injunction enjoining the plaintiffs in the Parent Guarantee Litigation from further prosecuting their guaranty lawsuits because the Debtors believe such an injunction is necessary to protect the Debtors’ ability to reorganize in the Chapter 11 Cases [Adv. Case. No. 15-00149 (ABG), Docket No. 241]. After an evidentiary hearing held on June 8, 9, and 13, the Bankruptcy Court granted the Debtors’ motion on June 15, 2016, enjoining the plaintiffs in the Parent Guarantee Litigation from further prosecuting their guaranty lawsuits until August 29, 2016. The Southern District of New York has scheduled oral argument in the SDNY Actions for August 30, 2016. The Debtors reserve their rights with respect to further injunctions.

Three additional proceedings have been commenced against CEC subsequent to the Petition Date. Specifically, on March 3, 2015, BOKF, N.A. (“BOKF”), as successor indenture trustee for certain Second Lien Notes, filed an action against CEC in the Southern District of New York, captioned BOKF, N.A. v. Caesars Entertainment Corporation, Case No. 15-cv-1561-SAS (the “BOKF SDNY Action”). In the BOKF SDNY Action, BOKF asserted that CEC remains liable under the parent guarantee formerly applicable to the Second Lien Notes and breached the Second Lien Notes Indentures by purportedly releasing such guarantee. BOKF seeks a declaratory judgment that the guarantee was not released and is still in effect. BOKF also alleges claims for damages resulting from CEC’s violation of the TIA, intentional interference with contractual relations, and breach of the duty of good faith and fair dealing. Additionally, on June 16, 2015, the First Lien Notes Indenture Trustee commenced an action in the Southern District of New York, captioned UMB Bank, N.A. v. Caesars Entertainment Corporation, Case No. 15-cv-4643-SAS (the “UMB SDNY Action” and collectively with the BOKF SDNY Action, the “Secured Noteholder SDNY Actions”). The UMB SDNY Action seeks to reinstate CEC’s guarantee of payment on CEOC’s

[41]

BOKF (and other Parent Guaranty litigants) have asserted that the guarantees were “stripped.” The Debtors provide this overview of the Parent Guaranty Litigation in the interest of full disclosure and take no position on issues that remain subject to this ongoing litigation.

First Lien Notes. On August 27, 2015, Judge Scheindlin denied BOKF’s and UMB’s motions for partial summary judgment, which sought a declaration that the releases of CEC’s guarantee in May 2014 violated section 316(b) of the TIA and certified her own opinion for an appeal to the United States Court of Appeals for the Second Circuit. See BOKF, N.A. v. Caesars Entm’t Corp., 2015 WL 5076785 (S.D.N.Y. Aug. 27, 2015). On December 22, 2015, the United States Court of Appeals for the Second Circuit denied CEC’s interlocutory appeal. Additionally, on November 20, 2015, BOKF and UMB filed a second partial summary judgment motion in the Secured Noteholder SDNY Actions focusing on contract interpretation issues related to the dispute. On January 5, 2016, Judge Scheindlin denied the second motion for summary judgment because the matter would not be case dispositive, and therefore did not reach the merits of the issue. See BOKF, N.A. v. Caesars Entm’t Corp., 2016 WL 67728 (S.D.N.Y. Jan. 5, 2016). Since the reassignment of the Secured Noteholder SDNY Actions to Judge Rakoff following Judge Scheindlin’s resignation, the Secured Noteholder SDNY Actions are following the same summary judgment and trial schedule as the Unsecured Noteholder SDNY Actions set forth above. As discussed more fully in Article IV.S.1 below, the BOKF SDNY Action was enjoined by the Bankruptcy Court from February 26, 2016, to May 9, 2016, though pre-trial activity was allowed to continue.42 That injunction has expired. On June 6, 2016, the Debtors filed an emergency motion seeking a temporary restraining order and preliminary injunction enjoining the plaintiffs in the Parent Guarantee Litigation from further prosecuting their guaranty lawsuits because the Debtors believe such an injunction is necessary to protect the Debtors’ ability to reorganize in the Chapter 11 Cases [Adv. Case. No. 15-00149 (ABG), Docket No. 241]. After an evidentiary hearing held on June 8, 9, and 13, the Bankruptcy Court granted the Debtors’ motion on June 15, 2016, enjoining the plaintiffs in the Parent Guarantee Litigation from further prosecuting their guaranty lawsuits until August 29, 2016.43 The Southern District of New York has scheduled oral argument in the SDNY Actions for August 30, 2016. The Debtors reserve their rights with respect to further injunctions.

The most recent guaranty action to be commenced was on October 21, 2015, when the indenture trustee for the Debtors’ 10.75% Subsidiary-Guaranteed Notes (the “Subsidiary-Guaranteed Notes Trustee”) filed an action against CEC in the Southern District of New York, captioned Wilmington Trust, National Association v. Caesars Entertainment Corp., Case No. 15-cv-08280-UA (the “Wilmington Trust SDNY Action”), seeking to void the removal of CEC’s guarantee of the Subsidiary-Guaranteed Notes and a money judgment against CEC for outstanding interest due and payable under such notes. CEC filed its answer to the complaint on November 23, 2015. The Wilmington Trust SDNY Action was initially assigned to Judge Scheindlin but has been reassigned to Judge Rakoff. The Wilmington Trust SDNY Action is now following the same summary judgment and trial schedule as the Unsecured Noteholder SDNY Actions set forth above. As discussed more fully in Article IV.J.3 below, pursuant to the SGN RSA, the Consenting SGN Creditors instructed the Subsidiary-Guaranteed Notes Trustee to seek a mutually agreed stay with CEC in respect of the Wilmington Trust SDNY Action in order to stay such action through the Confirmation Hearing.

E.	Prepetition Restructuring Negotiations and Prepetition RSA

The Debtors engaged their stakeholders, including certain First Lien Lenders, certain First Lien Noteholders, and CEC, in extensive, multilateral, arm’s-length negotiations regarding the terms of a potential restructuring beginning in late summer 2014.

These negotiations were complicated by a number of factors. First, certain of the Debtors’ creditors also held credit default swap positions, which potentially held significant value if the Debtors defaulted on their debts. Parties holding credit default swap positions could therefore be incentivized to seek outcomes that maximized recoveries on those derivative positions rather than their interest in the Debtors’ indebtedness while certain other parties held credit default positions that were incentivized to keep the Debtors out of bankruptcy to ensure that such parties would not have to cover such positions. Second, CEC, the Debtors, and certain creditors also were engaged in ongoing, contentious litigation described above. Third, it was critical that CEC support any potential restructuring given gaming regulatory requirements and the fact that the Caesars’ businesses are interrelated through shared services and employees as well as the Total Rewards® program. Similarly, the Debtors could trigger significant tax obligations—including for the Debtors—by separating from CEC.

[42]	UMB agreed to be bound by the Bankruptcy Court’s decision and therefore the UMB SDNY Action was also stayed for the same period of time.
[43]	UMB has also agreed to be bound by this decision, and therefore the UMB SDNY Action has been further stayed for the same period of time.

The Debtors and certain of their stakeholders examined various structures in an effort to maximize the value of their Estates and creditor recoveries. After significant diligence and hard-fought negotiations, the parties agreed to reorganize the Debtors’ businesses as a REIT, which would enhance the value of the Debtors’ real estate and allow the Debtors to provide their creditors with improved recoveries through the issuance of more cash and debt. As part of those negotiations, the First Lien Noteholders agreed to, among other things, receive less than a par recovery and to take a significant portion of that recovery in the form of equity. The Debtors also focused on maximizing recoveries for Holders of Non-First Lien Claims, and successfully negotiated for improved recoveries for such creditors from the initial proposals while also maintaining recoveries for Holders of Allowed Prepetition Credit Agreement Claims and Holders of Allowed Secured First Lien Notes Claims.

Despite this substantial progress, certain of the First Lien Noteholders and each of the First Lien Lenders involved in the negotiations withdrew their support on December 11, 2014. The Debtors, CEC, and certain of the First Lien Noteholders, however, continued negotiating and ultimately reached agreement on the terms of a comprehensive restructuring. This proposed restructuring was documented in the Prepetition RSA, which was initially executed on December 19, 2014, by the Debtors, CEC, certain Apollo-affiliated funds, and Holders of approximately 38 percent of Secured First Lien Notes Claims. As of the Petition Date, First Lien Noteholders owning over 80 percent in aggregate principal amount of the First Lien Notes, and approximately 15 percent in aggregate principal amount outstanding under the Prepetition Credit Agreement, had signed the Prepetition RSA.

As described in greater detail below, the Debtors continued to negotiate with their creditors throughout the Chapter 11 Cases. These negotiations led to a further amended Prepetition RSA, other restructuring support agreements with additional constituents (including the Bank RSA (as defined below) with Holders of more than 80 percent of Prepetition Credit Agreement Claims), and enhanced recoveries across the Debtors’ capital structure.

F.	Proposed Merger of CEC and CAC

On December 22, 2014, CEC and CAC announced that they had entered into a definitive agreement to merge in an all-stock transaction (the “Merger”). The Merger is conditioned on the confirmation and effectiveness of a plan of reorganization on the material terms set forth in the Prepetition RSA. In a press release issued that same day, CEC expressed that it believed the Merger would “position the merged company to support the restructuring of CEOC without the need for any significant outside financing” and would “position it to be a strong guarantor for the restructured CEOC’s obligations, including lease payments its ‘OpCo’ subsidiary will make to ‘PropCo.’” See Caesars Entertainment Corporation, Report on Form 8-K, Ex. 99.1 (Dec. 22, 2014). Among other things, the merger will provide CEC with access to cash necessary to fund its obligations to the Debtors as contemplated by the Plan and, if CEC is unable to complete the merger for any reason, there is material risk that CEC will not be able to meet its funding obligations under the Plan and the feasibility of the Plan will be threatened.

Pursuant to the terms of the merger agreement, each outstanding share of CAC class A common stock will be exchanged for 0.664 shares of New CEC Common Equity, subject to adjustments set forth in the merger agreement. As a result, CEC stockholders will own approximately 62 percent of the combined company on a fully diluted basis and CAC stockholders will own approximately 38 percent. The merged company is expected to continue to conduct business as Caesars Entertainment Corporation and is expected to continue trading on the NASDAQ under the ticker “CZR.” Because of the New CEC Common Equity to be contributed to the Debtors’ Estates pursuant to the Plan (as discussed more fully herein), CEC and CAC are expected to amend their merger documents. Although the outcome of such amendments is not known at this time, pursuant to the CEC RSA and the CAC RSA (each as defined below), CEC and CAC have committed to enter into a definitive merger agreement that is reasonably acceptable to the Debtors by June 30, 2016.

On December 30, 2014, certain shareholders of CAC commenced a class action lawsuit in the Eighth Judicial District Court of Clark County, Nevada, which is captioned Nicholas Koskie, on behalf of himself and all others similarly situated, v. Caesars Acquisition Company, Caesars Entertainment Corp., Marc Beilinson, Dhiren Fonseca, Philip Erlanger, Karl Peterson, David Sambur, Mark J. Rowan and Don R. Kornstein, Case

No. A-14-711712-C (the “Merger Class Action”). The plaintiffs to the Merger Class Action allege, among other things, that certain of the defendants breached their fiduciary duties in approving the proposed merger of CEC and CAC. As of the date hereof, the Merger Class Action remains pending and the deadline to respond to the Merger Class Action has been indefinitely extended by agreement of the parties involved. It is unclear at this time whether the Merger Class Action also seeks to enjoin the Merger. As noted above, any such injunction (or the failure of the proposed merger) would materially impact the Plan.

As discussed more fully in Article V.F.2, the Merger is a necessary condition precedent to the Plan, and the recoveries contemplated by the Plan are expressly conditioned on the value of the merged CEC–CAC.44

G.	The Debtors’ Financial Outlook and Business Strategy Going Forward

Despite the Debtors’ substantial prepetition efforts to reduce the amount of their outstanding funded debt, relax financial covenants, and extend maturities, including through various asset sales and refinancings, the Debtors’ balance sheet remained unsustainable in light of both present and expected market conditions. Accordingly, faced with the prospect of a liquidity crisis in late 2015, the Debtors commenced the Chapter 11 Cases to effectuate a restructuring to right size their balance sheet, address operational issues, and monetize claims they hold against CEC and its affiliates. With these issues addressed, the Debtors believe they will be positioned to leverage their core operations, business model, and customer base to return to profitability. Despite the prior downward pressure placed on the Debtors’ fundamental business operations, the Debtors remain market leaders in the gaming industry and continue to advantageously leverage the synergies between their regional and destination properties to maximize their share of the gaming market. The continued strength of the Debtors’ fundamental operations, coupled with the deleveraging of the Debtors’ balance sheet and the structural reorganization of moving most of the Debtors’ real property into a real estate investment trust structure that will result under the Plan, will increase the Debtors’ competitiveness and maximize the value of the Debtors’ businesses as a going concern. The Debtors expect that the efficient and successful consummation of the proposed restructuring will enable the Debtors to profitably operate their business and aggressively pursue opportunities as they arise.

ARTICLE IV.

MATERIAL EVENTS OF THE CHAPTER 11 CASES

A.	Involuntary Chapter 11 Proceedings

On January 12, 2015, three days before the Debtors’ anticipated commencement of the Chapter 11 Cases in the Northern District of Illinois, three petitioning creditors, each a Second Lien Noteholder (the “Petitioning Creditors”), filed an involuntary bankruptcy petition against CEOC, but no other Debtor, in the United States Bankruptcy Court for the District of Delaware (the “Delaware Bankruptcy Court”) captioned In re Caesars Entertainment Operating Company, Inc., No. 15-10047 (the “Involuntary Proceeding”).

On January 14, 2015, the Petitioning Creditors filed in the Involuntary Proceeding the Motion of Petitioning Creditors, Pursuant to Section 105(a) of the Bankruptcy Code and Bankruptcy Rule 1014(b), for an Order (I) Establishing Venue for the Chapter 11 Cases of Caesars Entertainment Operating Company, Inc. and its Debtor Affiliates in the District of Delaware and (II) Granting Related Relief [Del. Involuntary Docket No. 26] (the “Venue Motion”). On January 15, 2015, the Delaware Bankruptcy Court entered the Order Pursuant to Section 105(a) of the Bankruptcy Code and Bankruptcy Rule 1014(b), Staying Parallel Proceeding [Del. Involuntary Docket No. 47] (the “Stay Order”), which stayed the voluntary Chapter 11 Cases before the Bankruptcy Court pending the Delaware Bankruptcy Court’s consideration of the Venue Motion.

On January 26 and 27, 2015, the Delaware Bankruptcy Court held an evidentiary hearing to consider the relief requested by the Venue Motion. On January 28, 2015, the Delaware Bankruptcy Court entered an order in the Involuntary Proceeding [Del. Involuntary Docket No. 220] lifting the stay imposed by the Stay Order and transferring venue of the Involuntary Proceeding to the Northern District of Illinois. The Involuntary Proceeding was re-captioned In re Caesars Entertainment Operating Company, Inc., No. 15-03193.

[44]

For further information regarding CEC and CAC, including recent financial performance, please see Caesars Entertainment Corporation, Report on Form 10-K (Feb. 29, 2016) and Caesars Acquisition Company, Report on Form 10-K (Feb. 29, 2016).

On February 5, 2015, the Petitioning Creditors filed a motion [Involuntary Docket No. 15] (the “Motion to Consolidate”) seeking to (a) consolidate the Involuntary Proceeding and the Chapter 11 Cases and (b) asking the Bankruptcy Court to (i) take judicial notice that an order for relief has been entered with respect to CEOC’s chapter 11 case and (ii) determine that such order for relief applies to all Debtors in the consolidated Chapter 11 Cases in all respects. The Petitioning Creditors argued, among other things, that by filing its voluntary petition for relief under chapter 11 of the Bankruptcy Code, CEOC effectively consented to the Involuntary Proceeding against it and that, as a result, no further litigation regarding the merits of the Involuntary Proceeding was necessary, and that January 12, 2015 should be established as the petition date for the Chapter 11 Cases for each Debtor. After briefing by several parties, including CEOC, the Petitioning Creditors, the Ad Hoc First Lien Groups (as defined herein), the Unsecured Creditors Committee, the Second Priority Noteholders Committee, and the Subsidiary-Guaranteed Notes Indenture Trustee, on March 25, 2015, the Bankruptcy Court announced that it would defer ruling on the Motion to Consolidate pending resolution of a trial on the Involuntary Proceeding.

The Bankruptcy Court held a seven-day evidentiary trial from October 5, 2015, through October 16, 2015, to consider the propriety of the Involuntary Proceeding. The parties completed post-trial briefing on November 20, 2015. The Bankruptcy Court has not issued a decision on the propriety of the Involuntary Proceeding as of the date hereof.

Relatedly, on April 7, 2015, the Unsecured Creditors Committee filed a motion in the voluntary Chapter 11 Cases seeking an order compelling CEOC to consent to the Involuntary Proceeding [Docket No. 1091] (the “Motion to Compel”). In the Motion to Compel, the Unsecured Creditors Committee argued, among other things, that CEOC could not refuse to consent to the Involuntary Proceeding because (i) failure to consent could waive a potential preference action related to certain account control agreements entered into by CEOC with the First Lien Collateral Agent on October 15 and October 16, 2014, (ii) the potential preference action is an estate claim and cause of action that is property of the estate under section 541 of the Bankruptcy Code, and (iii) CEOC may not use property of the estate outside the ordinary course of business without first obtaining the Bankruptcy Court’s approval. After requesting no further briefing on the issue [Docket No. 1117], the Bankruptcy Court denied the Motion to Compel [Docket No. 1351] and the Unsecured Creditors Committee’s subsequent motion to reconsider [Docket No. 1522]. On May 15, 2015, the Unsecured Creditors Committee filed a notice of appeal regarding the Motion to Compel [Docket No. 1564], and such appeal was docketed with the United States District Court for the Northern District of Illinois, Eastern Division (the “District Court”) and captioned Statutory Unsecured Claimholders’ Committee v. Caesars Entertainment Operating Company, Inc., Case No. 1:15-cv-04362 (the “Motion to Compel Appeal”). On October 15, 2015, the appellant Unsecured Creditors Committee filed their opening brief in the Motion to Compel Appeal [Docket No. 24]. On November 16, 2015, the appellees, CEOC, and the intervening Ad Hoc First Lien Groups filed their briefs [Docket Nos. 29, 30, 31] and the appellant filed its reply on November 30, 2015 [Docket No. 43]. Pursuant to the UCC RSA, the Debtors expect that the Unsecured Creditors Committee will seek to have the Motion to Compel Appeal held in abeyance through the Confirmation Hearing.

The Unsecured Creditors Committee also filed a motion seeking to intervene in the Involuntary Proceeding for the limited purpose of protecting its rights in the Motion to Compel Appeal on October 2, 2015 [Docket No. 171]. The Bankruptcy Court denied this request at a hearing on October 21, 2015.

B.	First Day Pleadings and Certain Related Relief

The Debtors devoted substantial efforts prior to the commencement of the Chapter 11 Cases to prepare to quickly and efficiently stabilize their operations and preserve and restore their relationships with vendors, customers, employees, landlords, and utility providers that could be adversely affected by the commencement of the Chapter 11 Cases. As a result of these efforts, the Debtors were able to minimize any negative effects on their business that otherwise may have resulted from the commencement of the Chapter 11 Cases.

On the Petition Date, in addition to the voluntary petitions for relief filed by the Debtors under chapter 11 of the Bankruptcy Code, the Debtors also filed a number of motions and applications (collectively, the “First Day Motions”) with the Bankruptcy Court. The relief sought in the First Day Motions was necessary to enable the

Debtors to preserve value and efficiently implement their proposed restructuring process with minimal disruption and delay. The relief requested in the First Day Motions, among other things, prevented interruptions to the Debtors’ business operations and eased the strain on the Debtors’ relationships with certain essential stakeholders.

1.	Stabilizing Operations

Recognizing that even a brief interruption to the Debtors’ operations would adversely affect customer and supplier relationships, revenues, and profits, the Debtors filed various First Day Motions to minimize the adverse effects that would otherwise be caused by the commencement of the Chapter 11 Cases. Through the First Day Motions, the Debtors sought authority to, among other things, pay certain prepetition claims and obligations and continue certain existing programs. The relief requested by the First Day Motions was essential to facilitating the Debtors’ smooth transition into chapter 11, allowed the Debtors to continue their business operations without interruption, and maintained (or even bolstered) confidence among the Debtors’ suppliers, customers, and creditors as to the likelihood of the Debtors’ successful reorganization. Though certain parties objected to the relief sought by the First Day Motions, the Debtors were able to resolve all such objections consensually.

•	Cash Collateral Motion. On the Petition Date, the Debtors filed the Debtors’ Motion for Entry of Interim and Final Orders (I) Authorizing Use of Cash Collateral, (II) Granting Adequate Protection, (III) Modifying the Automatic Stay to Permit Implementation, (IV) Scheduling a Final Hearing, and (V) Granting Related Relief [Docket No. 22] (the “Cash Collateral Motion”). Prior to the commencement of the Chapter 11 Cases, the Debtors were able to reach an agreement with both an ad hoc group of certain First Lien Lenders (the “Ad Hoc Committee of First Lien Banks”) and an ad hoc group of certain First Lien Noteholders (the “Ad Hoc Committee of First Lien Noteholders” and collectively with the Ad Hoc Committee of First Lien Banks, the “Ad Hoc First Lien Groups”) regarding the consensual use of cash collateral. On January 15, 2015, the Bankruptcy Court entered an order approving the Cash Collateral Motion on an interim basis [Docket No. 47], which, among other things, describes the terms and conditions for the use of the Debtors’ cash collateral and provides adequate protection to the certain prepetition secured creditors. Following entry of the interim order, the Debtors engaged in negotiations with all relevant parties to resolve certain objections that had been filed by the Unsecured Creditors Committee [Docket No. 452] and the Subsidiary-Guaranteed Notes Trustee [Docket No. 487]. The Bankruptcy Court entered a negotiated final order (the “Cash Collateral Order”) granting the relief requested on March 26, 2015 [Docket No. 988].

•	Wages Motion. On the Petition Date, the Debtors filed the Debtors’ Motion for Entry of Interim and Final Orders (I) Authorizing the Debtors to Pay Certain Prepetition (A) Wages, Salaries, and Other Compensation, (B) Reimbursable Employee Expenses, and (C) Obligations Relating to Medical and Other Benefits Programs, and (II) Granting Related Relief [Docket No. 7] (the “Wages Motion”). On January 15, 2015, the Bankruptcy Court entered an order approving the Wages Motion on an interim basis [Docket No. 54]. Following entry of the interim order, the Debtors engaged in negotiations with all relevant parties to resolve certain informal objections from interested parties and certain formal objections that had been filed by the Second Priority Noteholders Committee [Docket No. 430] and the Unsecured Creditors Committee [Docket No. 443] to the relief sought by the Wages Motion, including with respect to the Debtors’ Deferred Compensation Plans, the use of CES to provide the Debtors’ payroll services, and the Debtors’ ordinary-course rank-and-file employee bonus programs. Following negotiations with these stakeholders, the Debtors filed, and the Bankruptcy Court entered, an agreed final order granting the relief requested on March 4, 2015 [Docket No. 617] (the “Wages Order”).

•

Cash Management Motion. On the Petition Date, the Debtors filed the Debtors’ Motion for Entry of Interim and Final Orders (I) Authorizing the Debtors to (A) Continue Using Their Cash Management System, (B) Maintain Their Existing Bank Accounts and Business Forms, and (C) Continue Intercompany Transactions, and (II) Granting Related Relief [Docket No. 8] (the “Cash Management Motion”). On January 15, 2015, the Bankruptcy Court entered an order approving the Cash Management Motion on an interim basis [Docket No. 59]. Following entry of the interim order, the Debtors engaged in negotiations with all relevant parties to resolve certain objections that had been filed by the Second Priority Noteholders Committee [Docket No. 440], the Unsecured Creditors Committee [Docket No. 443], the Ad Hoc Committee of First Lien Banks [Docket No. 468], and the Subsidiary-Guaranteed Notes Trustee [Docket No. 481]. As a result of these negotiations, the Debtors filed an agreed final order which established certain notice and reporting requirements regarding the Debtors use of their bank accounts and intercompany transactions between Debtors and between the Debtors and their non-Debtor affiliates. [Docket No. 968]. The Bankruptcy Court entered the agreed final order granting the relief requested on March 25, 2015 [Docket No. 989] (the “Cash Management Order”).

•	Critical Vendors Motion. On the Petition Date, the Debtors filed the Debtors’ Motion for Entry of Interim and Final Orders (I) Authorizing the Payment of Prepetition Claims of Certain Vendors, (II) Approving and Authorizing Procedures Related Thereto, and (III) Granting Related Relief [Docket No. 11] (the “Critical Vendors Motion”). On January 15, 2015, the Bankruptcy Court entered an order approving the Critical Vendors Motion on an interim basis [Docket No. 57]. Following entry of the interim order, the Debtors engaged in discussions with committees for each vendor regarding a formal objection to the Critical Vendors Motion filed by the Unsecured Creditors Committee [Docket No. 443] and informal objections raised by interested parties to the relief sought by the Critical Vendors Motion, including with respect to reporting, notice, and consultation rights. Following negotiations with these stakeholders, the Debtors filed, and the Bankruptcy Court entered, an agreed final order granting the relief requested on March 4, 2015 [Docket No. 620].

•	Lienholders, 503(b)(9), and Foreign Vendors Motion. On the Petition Date, the Debtors filed the Debtors’ Motion for Entry of Interim and Final Orders (I) Authorizing Payment of (A) Prepetition Claims of Certain Lien Claimants, (B) Section 503(b)(9) Claims, and (C) Foreign Vendor Claims, (II) Approving Procedures Related Thereto, and (III) Granting Related Relief [Docket No. 9] (the “Lienholders, 503(b)(9), and Foreign Vendors Motion”). On January 15, 2015, the Bankruptcy Court entered an order approving the Lienholders, 503(b)(9), and Foreign Vendors Motion on an interim basis [Docket No. 55]. Following entry of the interim order, the Debtors engaged in discussions with the Unsecured Creditors Committee regarding its formal objection to the relief sought by the Lienholders, 503(b)(9), and Foreign Vendors Motion [Docket No. 443] as well as certain other interested parties regarding their concerns about the requested relief, including with respect to reporting, notice, and consultation rights. Following negotiations with the Unsecured Creditors Committee and their other stakeholders, the Debtors filed, and the Bankruptcy Court entered, an agreed final order granting the relief requested on March 4, 2015 [Docket No. 618].

•	PACA Motion. On the Petition Date, the Debtors filed the Debtors’ Motion for Entry of Interim and Final Orders (I) Authorizing the Debtors to Pay Claims Arising Under the Perishable Agricultural Commodities Act, and (II) Granting Related Relief [Docket No. 10] (the “PACA Motion”). On January 15, 2015, the Bankruptcy Court entered an order approving the PACA Motion on an interim basis [Docket No. 56]. The Bankruptcy Court entered a final order granting the relief requested on March 4, 2015 [Docket No. 619].

•	Customer Programs Motion. On the Petition Date, the Debtors filed the Debtors’ Motion for Entry of an Order (A) Authorizing the Debtors to Maintain and Administer Their Existing Customer Programs and Honor Certain Prepetition Obligations Related Thereto, and (B) Granting Related Relief [Docket No. 12] (the “Customer Programs Motion”). On January 15, 2015, the Bankruptcy Court entered an order approving the Customer Programs Motion on a final basis [Docket No. 49].

•

Taxes Motion. On the Petition Date, the Debtors filed the Debtors’ Motion for Entry of Interim and Final Orders (I) Authorizing the Debtors to Pay Certain Prepetition Taxes and Fees, and (II) Granting Related Relief [Docket No. 13] (the “Taxes Motion”). On January 15, 2015, the Bankruptcy Court entered an order approving the Taxes Motion on an interim basis [Docket No. 58]. Following entry of the interim order, the Debtors engaged in negotiations with all relevant parties to resolve a formal objection that had been filed by the Unsecured Creditors Committee [Docket No. 443] and certain informal objections to the Taxes Motion. Following negotiations with the representatives of the Official Committee, the Debtors filed, and the Bankruptcy Court entered, an agreed final order granting the relief requested on March 4, 2015 [Docket No. 621].

•	Insurance Motion. On the Petition Date, the Debtors filed the Debtors’ Motion for Entry of an Order (I) Authorizing the Debtors to (A) Continue Their Prepetition Insurance Coverage, (B) Satisfy Payment of Prepetition Obligations Related to That Insurance Coverage in the Ordinary Course of Business, and (C) Renew, Supplement, or Enter into New Insurance Coverage in the Ordinary Course of Business, and (III) Granting Related Relief [Docket No. 14] (the “Insurance Motion”). On January 15, 2015, the Bankruptcy Court entered an order approving the Insurance Motion on an interim basis [Docket No. 91]. Following entry of the interim order, the Debtors engaged in discussions with representatives of the Unsecured Creditors Committee and Second Priority Noteholders Committee regarding their formal objections to the Insurance Motion, including with respect to payment of insurance-coverage allocations between the Debtors and their non-Debtor affiliates and the Debtors ability to enter into new policies. The Debtors filed, and the Bankruptcy Court entered, an agreed final order granting the relief requested on March 4, 2015 [Docket No. 622].

•	Surety Bond Motion. On the Petition Date, the Debtors filed the Debtors’ Motion for Entry of an Order (I) Approving Continuation of Surety Bond Program, and (II) Granting Related Relief [Docket No. 15] (the “Surety Bond Motion”). On January 15, 2015, the Bankruptcy Court entered an order approving the Surety Bond Motion on a final basis [Docket No. 50].

•	Utilities Motion. On February 2, 2015, the Debtors filed the Debtors’ Motion for Entry of an Order (I) Determining Adequate Assurance of Utility Payment, (II) Approving Procedures for Resolving any Disputes Concerning Adequate Assurance, and (III) Granting Related Relief [Docket No. 204] (the “Utilities Motion”). On February 11, 2015, the Bankruptcy Court entered an order approving the Utilities Motion on an interim basis [Docket No. 341]. Following the resolution of certain formal and informal objections by utility providers, the Bankruptcy Court entered a final order granting the relief requested on February 26, 2015 [Docket No. 502].

2.	Procedural and Administrative Motions

To facilitate a smooth and efficient administration of the Chapter 11 Cases and to reduce the administrative burden associated therewith, the Debtors filed the following motions seeking authorization to implement certain procedural and administrative relief:

•	Joint Administration Motion. On the Petition Date, the Debtors filed the Debtors’ Motion for Entry of an Order (I) Directing Joint Administration of Related Chapter 11 Cases, and (II) Granting Related Relief (the “Joint Administration Motion”). On January 15, 2015, the Bankruptcy Court entered an order approving the Joint Administration Motion on a final basis [Docket No. 43].

•	Case Management Motion. On the Petition Date, the Debtors filed the Debtors’ Motion for Entry of an Order Approving Case Management Procedures [Docket No. 18] (the “Case Management Motion”). On February 19, 2015, the Bankruptcy Court entered an order approving the Case Management Motion on a final basis [Docket No. 395]. On March 20, 2015, the Debtors filed the Debtors’ Motion for Entry of an Order (A) Modifying Case Management Procedures and (B) Granting Related Relief [Docket No. 936] (the “Case Management Modification Motion”). On April 15, 2015, the Bankruptcy Court entered an order granting in part and denying in part the Case Management Modification Motion and approving certain amended case management procedures [Docket No. 1165] (the “Case Management Order”). The Bankruptcy Court has further amended the Case Management Order [Docket Nos. 1911, 2059, 3067] waiving the Local Bankruptcy Rule 15-page limit for fee applications, clarifying that the Case Management Order (as amended) applies to adversary cases in the Chapter 11 Cases unless the Bankruptcy Court orders otherwise, and permitting the Debtors to notice claim objections for any day the Bankruptcy Court is hearing chapter 7 or chapter 11 cases (rather than just as on omnibus hearing dates, as required for all other motions and claim objections filed by non-Debtor parties).

•	Schedules and Statements Extension Motion. On the Petition Date, the Debtors filed the Debtors’ Motion for Entry of an Order (I) Extending Deadline to File Schedules of Assets and Liabilities, Current Income and Expenditures, and Executory Contracts and Unexpired Leases and Statements of Financial Affairs, and (II) Granting Related Relief [Docket No. 19] (the “Schedules and Statements Extension Motion”). On January 15, 2015, the Bankruptcy Court entered an order approving the Schedules and Statements Extension Motion on a final basis [Docket No. 60].

3.	Retention of Professionals

To assist the Debtors in carrying out their duties as debtors-in-possession and to otherwise represent the Debtors’ interests in the Chapter 11 Cases, the Debtors filed applications and the Bankruptcy Court entered orders for the retention of various professionals:

•	Prime Clerk LLC, as Notice and Claims Agent to the Debtors [Docket Nos. 16, 51];

•	Kirkland & Ellis LLP, as counsel to the Debtors [Docket Nos. 381, 1713];[45]

•	AP Services, LLC (“AlixPartners”), to provide the Debtors a chief restructuring officer and certain additional personnel [Docket Nos. 382, 616];

•	Millstein, as financial advisor and investment banker to the Debtors [Docket Nos. 665, 991];

•	DLA Piper LLP, as special conflicts counsel to the Debtors [Docket Nos. 375, 1715];

•	Paul Hastings LLP as special conflicts counsel to the Debtors [Docket Nos. 649, 1940];

•	KPMG LLP, as tax consultants to the Debtors [Docket Nos. 376, 586]; and

•	Mesirow Financial Consulting, LLC (“Mesirow”) as independent financial advisor to the Special Governance Committee and as potential expert witness [Docket Nos. 383, 997].

•	Due to certain organizational changes, Mesirow exited the financial restructuring business and the lead expert responsible for advising the Special Governance Committee on its investigation moved to Baker Tilly Virchow Krause, LLP (“Baker Tilly”). The Debtors filed a retention application for Baker Tilly [Docket No 3198]. Due to an issue of disinterestedness involving a former Mesirow employee, as more fully described in Article IV.F, Judge Goldgar indicated that he would deny Mesirow’s final fee application and Baker Tilly’s retention application. Counsel for Mesirow and the Debtors, respectively, decided to withdraw the Mesirow final fee application and the Baker Tilly retention application [Docket Nos. 3428, 3427].

[45]	On February 25, 2015, the Second Priority Notes Committee objected to the retention of Kirkland & Ellis LLP as counsel to the Debtors [Docket No. 464]. The Bankruptcy Court approved the retention of Kirkland & Ellis LLP as counsel to the Debtors following extensive discovery and a two-day trial [Docket No. 1713]. On October 21, 2015, the Second Priority Notes Committee filed a motion to reconsider the order granting the retention of Kirkland & Ellis LLP as Debtors’ counsel (the “Motion to Reconsider”) [Docket No. 2470]. On October 22, 2015, the Bankruptcy Court entered an order denying the Motion to Reconsider without prejudice, because the Second Priority Notes Committee filed redacted documents without first receiving permission from the Bankruptcy Court to do so [Docket No. 2501]. On October 30, 2015, the Second Priority Notes Committee refiled an unredacted version of the Motion to Reconsider [Docket No. 2514]. On November 19, 2015, the Bankruptcy Court entered an order construing the motion as a motion to revoke Kirkland & Ellis LLP’s retention as Debtors’ counsel, narrowing the scope of the issues presented, and ordering limited discovery related thereto [Docket No. 2636]. As of the date hereof, briefing on this matter is ongoing.

On February 18, 2015, the Debtors filed the Debtors’ Motion for Entry of an Order Establishing Procedures for Interim Compensation and Reimbursement of Expenses for Professionals [Docket No. 377] (the “Interim Compensation Motion”), which provides for procedures for the interim compensation and reimbursement of expenses of retained Professionals in the Chapter 11 Cases. On March 4, 2015, the Bankruptcy Court entered an order approving the Interim Compensation Motion [Docket No. 587] (the “Interim Compensation Order”). The Interim Compensation Order, along with the oversight provided by the Fee Committee, governs the compensation of retained professionals in the Chapter 11 Cases.

C.	Appointment of Official Committees

1.	Unsecured Creditors Committee

On February 5, 2015, the U.S. Trustee filed the Notice of Appointment of Official Unsecured Creditors Committee [Docket No. 264] notifying parties in interest that the U.S. Trustee had appointed a statutory committee of unsecured creditors (the “Unsecured Creditors Committee”) in the Chapter 11 Cases. Due to subsequent changes in membership, on February 6, 2015, the U.S. Trustee filed the Amended Notice of Appointment of Official Unsecured Creditors Committee [Docket No. 317] and, on September 25, 2015, the U.S. Trustee filed the Second Amendment Appoint of Unsecured Creditors Committee [Docket No. 2298]. The Unsecured Creditors Committee is currently comprised of (a) the National Retirement Fund, (b) International Game Technology, (c) US Foods, Inc., (d) Law Debenture Trust Company of New York, solely in its capacity as Senior Unsecured Notes Indenture Trustee, (e) Relative Value-Long/Short Debt, a Series of Underlying Funds Trust, (f) Wilmington Trust, N.A., solely in its capacity as Subsidiary-Guaranteed Notes Indenture Trustee, (g) Park Hotels & Resorts Inc. f/k/a Hilton Worldwide, Inc., (h) Earl of Sandwich (Atlantic City) LLC, and (i) PepsiCo, Inc.

To assist the Unsecured Creditors Committee in carrying out its duties under the Bankruptcy Code during the Chapter 11 Cases, the Unsecured Creditors Committee filed applications and the Bankruptcy Court entered orders for the retention of the following professionals:

•	Proskauer Rose LLP, as counsel to the Unsecured Creditors Committee [Docket Nos. 657, 998];

•	FTI Consulting, Inc., as financial advisor to the Unsecured Creditors Committee [Docket Nos. 658, 999];

•	Jefferies LLC, as investment banker to the Unsecured Creditors Committee [Docket Nos. 661, 1001];

•	G.C. Andersen Partners, LLC, as gaming industry advisor to the Unsecured Creditors Committee [Docket Nos. 660, 1000]; and

•	Kurtzman Carson Consultants LLC (“KCC”), as information agent for the Unsecured Creditors Committee [Docket Nos. 649, 994].[46]

2.	Second Priority Noteholders Committee

On February 5, 2015, the U.S. Trustee filed the Notice of Appointment of Official Committee of Second Priority Noteholders [Docket No. 266] notifying parties in interest that the U.S. Trustee had appointed a statutory committee comprised of certain Second Lien Noteholders (the “Second Priority Noteholders Committee” and together with the Unsecured Creditors Committee, the “Official Committees”) in the Chapter 11 Cases. The Second Priority Noteholders Committee is comprised of (a) Wilmington Savings Fund Society, FSB, (b) BOKF, N.A., (c) Delaware Trust Company, (d) Tennenbaum Opportunities Partner V, LP, (e) Centerbridge Credit Partners Master LP, (f) Palomino Fund Ltd, and (g) Oaktree FF Investment Fund LP.

[46]	KCC also serves as the information agent for the Second Priority Noteholders Committee.

To assist the Second Priority Noteholders Committee in carrying out its duties under the Bankruptcy Code during the Chapter 11 Cases, the Second Priority Noteholders Committee filed applications and the Bankruptcy Court entered orders for the retention of the following professionals:

•	Jones Day, as counsel to the Second Priority Noteholders Committee [Docket Nos. 662, 1002];

•	Zolfo Cooper, LLC, as restructuring and forensic advisors to the Second Priority Noteholders Committee [Docket Nos. 659, 1003];

•	Houlihan Lokey Capital, Inc., as financial advisor and investment banker to the Second Priority Noteholders Committee [Docket Nos. 656, 1004]; and

•	Kurtzman Carson Consultants LLC (“KCC”), as information agent for the Second Priority Noteholders Committee [Docket Nos. 649, 994].

On February 19, 2015, the Debtors filed the Debtors’ Motion for Entry of an Order Disbanding the Official Committee of Second Priority Noteholders, Reconstituting It with the Creditors’ Committee or, Alternatively, Limiting its Scope, Fees and Expenses [Docket No. 384] (the “Motion to Disband”). In the Motion to Disband, the Debtors requested entry of an order disbanding the Second Priority Noteholders Committee or reconstituting the Unsecured Creditors Committee and the Second Priority Noteholders Committee into one committee. Alternatively, if the Second Priority Noteholders Committee remained in existence, the Motion to Disband sought an order limiting its scope. On March 9, 2015, the Bankruptcy Court entered an order [Docket No. 634] and issued a formal written opinion [Docket No. 633] denying the requested relief as being beyond the Bankruptcy Court’s power to grant.

3.	Appointment of Fee Committee

Given the size and complexity of the Chapter 11 Cases, on April 8, 2015, the U.S. Trustee proposed, and the Debtors, the Unsecured Creditors Committee, and the Second Priority Noteholders Committee agreed, to recommend that the Bankruptcy Court appoint a committee (the “Fee Committee”) to, among other things, review and report on, as appropriate, monthly invoices submitted in accordance with the Interim Compensation Order and all interim and final fee applications for compensation and reimbursement of expenses filed by professionals paid from the Debtors’ Estates, other than in the ordinary course. On April 27, 2015, the Bankruptcy Court entered an order appointing the Fee Committee [Docket No. 1319]. The Fee Committee is comprised of five members: (a) one independent member (Nancy Rapoport); (b) one member appointed by and representative of the U.S. Trustee (Roman L. Sukley); (c) one member appointed by and representative of the Debtors (Mary E. Higgins); (d) one member appointed by and representative of the Unsecured Creditors Committee (Julie Johnston-Ahlen); and (e) one member appointed by and representative of the Second Priority Noteholders Committee (James Bolin). On August 31, 2015, December 18, 2015, and April 27, 2016, the Fee Committee filed its first, second, and third reports, respectively, related to the three interim compensation applications submitted by the professionals in the Chapter 11 Cases pursuant to the Interim Compensation Order [Docket Nos. 2140, 2750, 3595].

D.	Special Governance Committee Investigation

On June 27, 2014, the Debtors appointed Steven Winograd and Ronen Stauber as independent directors of CEOC. Messrs. Winograd and Stauber are each disinterested directors who are not beholden to CEC, its affiliates other than CEOC or the Sponsors. They have no current ties to CEC, its affiliates other than CEOC or the Sponsors that would compromise their impartiality, and their compensation as directors of CEOC is not contingent upon taking or approving any particular action.

Shortly after their appointment, the CEOC Board of Directors formed the Special Governance Committee, which is comprised of Messrs. Winograd and Stauber. Among other things, the Special Governance Committee commenced an independent investigation (the “SGC Investigation”) into potential claims the Debtors and/or their creditors may have against CEC or its affiliates related to various prepetition Challenged Transactions involving the Debtors, including the claims asserted in complaints that various creditors filed before the Petition Date. Nearly all of the Challenged Transactions occurred prior to the appointment of the independent directors and the creation of the Special Governance Committee.

Beginning in August 2014, the Special Governance Committee, assisted by its advisors, issued more than 100 written requests for documents to CEC, its affiliates, and the Sponsors. The Special Governance Committee reviewed and analyzed documents relating to the Challenged Transactions as well as materials prepared by its advisors. Based on its pre-Petition Date investigation, and upon the recommendation of its advisors, the Special Governance Committee determined that it would require significant contributions from CEC and its affiliates to settle and release CEOC’s claims related to the Challenged Transactions. As a result, the Special Governance Committee negotiated for and secured significant contributions under the Prepetition RSA that it believed were sufficient to reasonably settle CEOC’s claims based on the information available at the time.

The Special Governance Committee, however, had received only 35,000 documents from CEC and the Sponsors when it had reached its preliminary conclusions in December 2014, and numerous interviews of key participants in the Challenged Transactions still needed to be scheduled. Moreover, shortly before the Prepetition RSA was executed, counsel for CEC indicated that they needed to re-review thousands of documents that were initially withheld from the Special Governance Committee as privileged to determine that they were in fact privileged. Because of the material outstanding information requests, the Special Governance Committee insisted that the releases of CEC and its affiliates under the RSA be contingent on the Governance Committee receiving all of the requested information and concluding at the end of the SGC Investigation that the consideration CEC and its affiliates was providing towards the Debtors’ restructuring was sufficient in light of the claims being released. The Special Governance Committee also required, as a condition to approval of the Prepetition RSA, an express “fiduciary out” that permitted the Special Governance Committee to terminate the Prepetition RSA if a superior, alternative transaction became available.

Based on the information available at the time, the Special Governance Committee’s preliminary claims assessment had a range of $1.0 billion to $2.3 billion assuming CEC and its affiliates were entitled to offsets as good faith transferees for consideration they provided to CEOC and $3.5 billion to $4.6 billion assuming no offsets. The Special Governance Committee did not have sufficient information to determine whether fraudulent transfer claims based on an actual intent to delay, hinder or defraud creditors were likely to succeed, or whether CEC or its affiliates would be entitled to offsets as good faith transferees. As contemplated in the Prepetition RSA, the Special Governance Committee continued its SGC Investigation after the Petition Date, including by conducting additional material interviews, requesting, receiving and reviewing other documentation, and analyzing potential additional claims. But additional material requests remained outstanding.

The Debtors asked the Court to appoint an Examiner in February 2015. The Special Governance Committee and its advisors kept abreast of the Examiner’s progress and reviewed the Examiner Report (as defined below), interview transcripts, and additional documents produced to the Examiner. The Special Governance Committee’s advisors reviewed a substantial number of the approximately 1 million documents produced through the Examiner investigation. In addition to the more than 25 interviews conducted as part of the SGC Investigation, the Special Governance Committee’s advisors analyzed the 74 transcripts of interviews conducted by the Examiner.

CEC and the Sponsors, however, produced tens of thousands of documents as Examiner’s Eyes Only on the grounds that they were privileged and therefore the Special Governance Committee could not see them. On December 2, 2015, the Debtors filed a motion to compel CEC to turn over documents that the Special Governance Committee believed were material to the investigation but which CEC claimed were privileged [Docket No. 2683]. The Debtors argued that because CEC and CEOC shared common outside counsel until July 2014, the Debtors were entitled to all relevant documents until CEOC was provided separate independent counsel. After the Debtors and CEC submitted their respective briefs, on January 14, 2016, the parties reached agreement on a form of protective order pursuant to which CEC agreed to turn over all of the disputed documents subject to certain conditions on the Debtors’ use of the documents. [Docket No. 2992] The Court entered the Stipulation and Agreed Protective Order that same day and subsequently entered an order withdrawing the Debtors’ motion to compel [Docket Nos. 2993, 2994]. As a result of the Debtors’ motion to compel, as well as additional document productions to the Examiner, the Debtors received more than 200,000 documents from CEC, Apollo, and TPG since the beginning of 2016. These document productions continued into March 2016. The late-produced documents were material to the Special Governance Committee’s views on various issues and materially increased the Special Governance Committee’s ranges of the value of the Estate Claims. In particular, the documents revealed numerous facts that caused the Special Governance committee to question the availability of good faith offsets and conclude that additional material claims relating to the financing transactions existed.

Likewise, the Examiner’s Final Report [Docket No. 3401] (the “Examiner Report”) further refined the Special Governance Committee’s views on various issues. The Examiner’s thorough 930-page report (plus appendices) was issued on March 15, 2016. The Special Governance Committee reviewed the Examiner’s conclusions and analysis to determine the effect, if any, on the SGC Investigation. In many instances, the Examiner Report verified the conclusions of the SGC Investigation. For some transactions, the Examiner Report provided new insights that the Special Governance Committee incorporated into the SGC Investigation.

After an independent analysis of all of the documents and interviews obtained through the SGC Investigation and the Examiner’s work, as well as a separate analysis by Kirkland & Ellis LLP of the Examiner Report, the Special Governance Committee assessed the validity of all potential Estate Claims the Debtors and/or their creditors may have against CEC or its affiliates, assessed the probability that such claims could be successfully litigated, and considered the attendant litigation, execution, and business risks associated with pursuing such claims.

Following dozens of calls and meetings between the Special Governance Committee and its advisors from mid-2014 to present, the Special Governance Committee held meetings on March 23 and 24 to assess the results of the SGC Investigation and the Examiner Report. Based on the SGC Investigation, the Special Governance Committee concluded that the Debtors’ claims related to the Challenged Transactions were worth approximately $3.2 billion to $5.2 billion assuming CEC and its affiliates were entitled to good faith offsets as part of a settlement and $3.8 billion to $5.8 billion if the good faith offset issue were actually litigated. The Special Governance Committee also asked Kirkland & Ellis LLP to further analyze the Examiner Report to adjust his headline conclusions of $3.6 billion to $5.1 billion for litigation risk and additional issues. Kirkland & Ellis LLP concluded that the Examiner’s ranges, once adjusted for litigation risk, would be $3.6 billion to $4.5 billion assuming that the value of the claims is determined at the time the assets were transferred or $4.1 billion to $5.1 billion assuming the Debtors were entitled to recover estimated reasonable appreciation that has occurred since the transfer dates. The Special Governance Committee concluded these ranges were largely consistent with each other and presented informative indicators of the potential value of the Estate Claims to the Debtors. Certain ranges considered by the Special Governance Committee relied on assessments prepared by its legal and financial advisors, while others relied solely on Kirkland & Ellis LLP’s litigation assessment applied to the Examiner’s value ranges. Because of the significant delays and costs necessary to monetize these claims and the uncertainty of the outcomes, however, the Special Governance Committee remained focused on achieving a settlement with CEC and its affiliates that fairly compensated the Debtors for these claims while allowing creditors to obtain substantial near-term recoveries now without requiring creditors to take on the risks and delays of litigation. The Special Governance Committee, with the input of its advisors, concluded that successful prosecution of these claims likely would take at least five years and likely would cost at least $100 million in attorney and expert fees to achieve a final, non-appealable judgment.

Based on its 20-month investigation, and on its careful consideration of the Examiner Report, the Special Governance Committee believes that a settlement premised on securing contributions from CEC and its affiliates is fair, reasonable, and in the best interests of the estates. As noted above, the Plan contemplates contributions from CEC and its affiliates that the Debtors estimate have a midpoint value of $4 billion. The Special Governance Committee believes this amount is well within the appropriate settlement range. See Fed. R. Bankr. P. 9019. The contribution from CEC and its affiliates contemplated by the Plan is well within ranges of values considered by the Special Governance Committee for the Estate Claims that are being released under the Plan.47 The conclusions of the SGC Investigation are set out below.

[47]	The contribution from CEC and its affiliates is not allocated between the settlement of the Estate Claims and the Third-Party Claims that are being released under the Plan. The Special Governance Committee believes that the contribution supports both releases. As described in Article VIII.B.1, below, the Second Priority Noteholders Committee disagrees and believes that the CEC’s contribution does not support either release, much less both of them. The Ad Hoc Committee of holders of 12.75% Second Lien Notes and the Ad Hoc Group of 5.75% and 6.50% Notes agree with the position of the Second Priority Noteholders Committee.

1.	The CIE Transactions

Before 2009, a CEOC subsidiary owned the World Series of Poker (“WSOP”) trademark and certain associated intellectual property (“IP”). The trade name was used to run branded, in-person poker tournaments around the United States, with the final round held at the Rio Hotel and Casino in Las Vegas. The Rio is owned by Rio Property Holding LLC and Cinderlane Inc., non-Debtor subsidiaries of CEC and CERP. The WSOP IP was associated with multiple revenue streams, including the tournaments themselves, as well as related sponsorship, media, licensing and retail businesses.

In 2009, CEOC transferred the WSOP trademark and certain intellectual property to CIE, a new CEC subsidiary created to pursue online gaming opportunities (the “CIE 2009” transaction). In exchange, CEOC received preferred shares in HIE Holdings Topco, with a stated value of $15 million, and a perpetual, royalty-free right to use the WSOP trademark and intellectual property in connection with the operation of branded, in-person poker tournaments and the sale of branded products. CEC retained Duff & Phelps, LLC (“Duff & Phelps”) to provide fairness opinions to both the CEOC and CEC Boards of Directors. Duff & Phelps valued the WSOP trademark and IP at $15 million. It also concluded that the transaction was fair from a financial point of view to CEOC, and the terms were no less favorable to CEOC than those that would have been obtained in an arm’s-length non-affiliate transaction.

In 2011, CEOC transferred the right to host the WSOP-branded poker tournaments (which was not transferred as part of the 2009 transaction). In exchange, CEC forgave $20.5 million in outstanding principal on an intercompany loan between CEC and CEOC. Following the 2011 transaction, CEC (through its majority ownership of CIE) controlled essentially all aspects of the WSOP, including the trademark, the property where the WSOP tournament finals were held, and the right to host the tournament. The transaction was approved by the CEC board of directors (the “CEC Board of Directors”). Valuation Research Corporation provided a fairness opinion to the CEC Board of Directors concluding, among other things, that the principal economic terms of the transaction were fair from a financial point of view to CEOC and the transaction was on terms that were no less favorable to CEOC than it could obtain in a comparable arm’s-length non-affiliate transaction.

The SGC Investigation concluded that with respect to the CIE 2009 transaction, it is highly likely that the Debtors could recover on a constructive fraudulent transfer claim. But other claims are unlikely to succeed given statute of limitations and other issues. With respect to the constructive fraudulent transfer claim, CEOC was insolvent at the time of the transfer, and did not receive reasonably equivalent value. The consideration shortfall for the WSOP trademark and IP transferred was approximately $54 million to $66 million. The SGC Investigation also concluded CIE is unlikely to obtain the good faith offset under section 548(c) for the value of the preferred shares of HIE Holdings Topco that CEOC received as consideration for the WSOP trademark and IP. With respect to fiduciary duty claims, there was insufficient process and inadequate governance to protect CEOC’s interests in the transaction, including no independent directors to evaluate the transaction and negotiate on CEOC’s behalf. However, breach of fiduciary duty claims are likely time-barred.

The SGC Investigation also concluded that a claim to recover any additional value of CIE is unlikely to succeed given the tenuous connection between the WSOP trademark and IP transferred and “social gaming” (which has driven most of CIE’s growth), and because of statute of limitations issues. Nonetheless, the claim would be worth pursuing because there is a good faith basis to assert it, it likely would survive a motion to dismiss and have settlement value, and further fact development may increase the overall likelihood of success.

The SGC Investigation concluded that with respect to the CIE 2011 transaction, it is highly likely that the Debtors could recover on claims for constructive fraudulent transfer. But other claims are unlikely to succeed given the statute of limitations and other issues. With respect to the constructive fraudulent transfer claim, the consideration CEC provided to CEOC in exchange for the tournament rights did not represent reasonably equivalent value, and was deficient by approximately $20 million to $54 million. The SGC Investigation likewise concluded that CIE is unlikely to obtain the good faith offset under section 548(c) for the $20.5 million it paid for the tournament rights. With respect to fiduciary duty claims, there was insufficient process and inadequate governance to protect CEOC’s interests in the transaction, including no independent directors to evaluate the transaction and negotiate on CEOC’s behalf. However, breach of fiduciary duty claims are likely time-barred.

Because the CIE assets are subject to the Debtors’ claims for fraudulent transfer and breach of fiduciary duty, the Debtors may seek the return of the CIE assets as a remedy for these claims. Accordingly, the Debtors request and expect that CAC will notify any potential buyer of CIE’s assets in writing of these claims and potential remedies. The Debtors also believe that, regardless of such notice, any potential buyer already is on notice of these claims and, if not, is hereby placed on notice of these claims. Further, although CAC contends that it is not subject to the Bankruptcy Court’s jurisdiction, the Debtors disagree and believe that CAC is subject to the Bankruptcy Court’s jurisdiction.

2.	The 2010 Trademark Transfer

In 2008, CEOC subsidiary Caesars License Company (“CLC” f/k/a/ Harrah’s License Company) owned the trademarks and other IP used in the Caesars network. In connection with the 2008 LBO and the spin-off of six properties to a CMBS entity that later became CERP (the “CERP Properties”), CLC licensed to the CERP Properties on an exclusive, royalty-free basis the right to use the property-specific trademarks (i.e., “Rio,” “Flamingo,” and “Paris”) in connection with the operation of those properties. CLC retained legal ownership to the trademarks and the right to use them in all other aspects of the business, such as marketing or advertising.

In 2010, the CERP Properties and the lenders amended the terms of the CMBS financing to extend the maturity of the loan. As additional protection in the event of default by CLC or foreclosure by the CMBS lenders, the lenders requested that ownership of the property-specific trademarks be transferred to the CERP Properties. Caesars agreed to assign the property-specific trademarks (i.e., trademarks, domain names, and copyrights) to the CERP Properties. The CERP Properties, in turn, provided CLC with a non-exclusive, royalty-free license to use the trademarks for any purpose other than the operation of the CERP Properties. No consideration was provided for this transfer.

Accounting memos written by both Caesars and Deloitte in late 2011 state that the trademark transfer was not intended to change the relative rights of CLC and the CERP Properties. Before and after the transfer, the CERP Properties had the exclusive, royalty-free right to use the property specific trademarks in connection with the operation of those properties and CEOC could use them in all other aspects of the business. As a result, Caesars concluded that no underlying fair market value related to the trademarks was transferred from CLC to the CERP Properties in 2010, and the only substantive change that resulted from the transfer was the protections provided to the CMBS Properties in the event of a default.

The SGC Investigation concluded that it is highly unlikely that the Debtors could recover on claims for constructive fraudulent transfer, fraudulent transfer with actual intent, breach of fiduciary duty, or aiding and abetting breach of fiduciary duty because the parties’ respective use rights in the trademarks did not change materially as a result of the transfer. In addition, fiduciary duty claims are likely time barred and there is no “golden creditor” of CLC that could extend the statute of limitations on any fraudulent transfer claim.

3.	The CERP Transaction

In October 2013, a CEOC subsidiary transferred to CERP the equity of Octavius Linq Intermediate Hold Co., which owned the Octavius Tower (which is the newest tower in Caesars Palace) and Project Linq (an entertainment district). In return, CEOC received approximately $80 million in cash and $53 million in CEOC notes for retirement, and CERP assumed $450 million of debt associated with these properties (these transactions collectively, the “CERP Transaction”). The transfer was done to help CEC effectuate a refinancing of debt that was obtained in connection with the 2008 LBO and secured by the six CERP Properties. Without a refinancing, this debt was set to mature in early 2015. Because of the economic downturn following the 2008 LBO, the value of the six CERP Properties had declined and was no longer sufficient to support the debt. Therefore, CEC formed CERP with the six CERP Properties and transferred the Octavius/Linq properties to CERP to provide additional collateral to close the refinancing.

CEC retained Perella to provide a reasonably equivalent value opinion to CEOC on the CERP Transaction. Perella opined that the value of the consideration CEOC received was reasonably equivalent to the value of the assets CEOC transferred.

The SGC Investigation concluded that with respect to the CERP Transaction, it is highly likely the Debtors could recover on claims for constructive fraudulent transfer and fraudulent transfer with actual intent against CEC, CERP, and Rio Properties, breach of fiduciary duty against CEOC’s directors and CEC, and aiding and abetting breach of fiduciary duty against the Sponsors (particularly Apollo). CEOC was insolvent and the consideration it received did not represent reasonably equivalent value as it was deficient by approximately $444 million. Many badges of fraud also are present, including that CEOC was insolvent; lack of reasonably equivalent value; transfer to an insider; and transfer of strategic, “crown jewel” assets. In addition, the Sponsors stood on both sides of the transaction and attempted to reduce the price paid to CEOC for the Octavius/Linq assets. The Sponsors likewise provided incomplete and/or inaccurate information to Perella, thus diminishing the relevance of its reasonably equivalent value opinion. Further, there was insufficient process and inadequate governance to protect CEOC’s interests in the transaction, including no independent directors to evaluate the transaction and negotiate on CEOC’s behalf. Finally, the SGC Investigation concluded that CERP is unlikely to obtain the good faith offset under section 548(c) for the approximately $133 million in cash and retired notes that CEOC received as consideration.

4.	The Growth Transaction

In mid-2012, the Sponsors began evaluating potential structures for a new Caesars entity that would acquire growth assets from CEC and CEOC, including whether the structure would be sufficiently “bankruptcy remote” to protect the assets if CEOC or CEC filed for bankruptcy. That entity became known as CGP, which is now a subsidiary of CAC. In October 2013, CEOC subsidiaries transferred the Planet Hollywood Resort & Casino in Las Vegas, CEOC’s interest in the Horseshoe Baltimore project, and 50 percent of the management fees associated with these two properties to CGP in exchange for $360 million in cash and CGP’s assumption of $513 million in debt associated with these properties (the “Growth Transaction”).

The Growth Transaction was negotiated over several months among representatives of the Sponsors and an independent Valuation Committee of CEC’s Board (the “CEC Valuation Committee”), which was formed to determine the fair market value of the assets and equity exchanged in the Growth Transaction. The CEC Valuation Committee engaged Morrison & Foerster LLP (“Morrison & Foerster”) as legal counsel and Evercore Partners LLC (“Evercore”) as its financial advisor. Evercore opined, among other things, that the consideration CEOC received in exchange for these assets was not less than the fair market value of such assets. The CEC Valuation Committee likewise concluded that the consideration paid for the assets represented fair market value.

The SGC Investigation concluded that with respect to the Growth Transaction, it is highly likely that the Debtors could recover on claims for constructive fraudulent transfer and fraudulent transfer with actual intent against CGP, and breach of fiduciary duty against the CEOC directors and CEC. It is also likely that the Debtors could recover on aiding and abetting breach of fiduciary duty claims against the Sponsors (particularly Apollo). CEOC was insolvent, and the consideration it received did not represent reasonably equivalent value as it was deficient by approximately $271 million to $635 million. Many badges of fraud also are present, including that CEOC was insolvent; lack of reasonably equivalent value; transfer to an insider; CEC and the Sponsors retained access to upside through the transaction; and the desire to move the Growth Transaction assets from the reach of creditors to a “bankruptcy remote” entity. In addition, CEC and the Sponsors did not provide Evercore with updated projections in response to Evercore’s repeated requests, which resulted in Evercore valuing the properties for less than they were worth. Finally, CEC’s contemporaneous requirement for CEOC to repay over $400 million of the CEC-CEOC intercompany revolver undermines CEC’s argument that the Growth Transaction was designed to provide CEOC with much-needed liquidity. Moreover, there was insufficient process and inadequate governance to protect CEOC’s interests in the transaction, including no independent directors to evaluate the transaction and negotiate on CEOC’s behalf. The SGC Investigation concluded that CGP is likely to obtain the good faith offset under section 548(c) for the $360 million in cash paid to CEOC because, among other reasons, CAC and CGP did not exist until the Growth Transaction closed, and it is unclear whether the Sponsors’ primary goal of gaining leverage over CEOC’s creditors in the event of a chapter 11 filing could be attributable to CGP under these circumstances.

5.	The Four Properties Transaction

In May 2014, CEOC transferred to CGP four casino properties (The Quad Resort and Casino (renamed the LINQ Hotel & Casino in July 2014), Bally’s Las Vegas, The Cromwell, and Harrah’s New Orleans) (collectively, the “Four Properties”) and 50 percent of the management fees payable by each casino in exchange for approximately $2.0 billion (the “Four Properties Transaction”). The final purchase price consisted of $1.815 billion of cash and CGP’s assumption of a $185 million credit facility used to renovate The Cromwell.

The Four Properties Transaction was negotiated and unanimously recommended by special committees of independent members of CEC and CAC’s Boards of Directors. The CEC Special Committee engaged Centerview Partners (“Centerview”) and Duff & Phelps as financial advisors and Reed Smith LLP (“Reed Smith”) as legal advisor. Centerview opined that (a) the purchase price was fair to CEOC from a financial point of view, and (b) the purchase price was reasonably equivalent to the value of the transferred casinos plus 50% of their management fee streams. Duff & Phelps opined that the transaction was on terms that were no less favorable to CEOC than would be obtained in a comparable arm’s-length transaction with a non-affiliate.

The SGC Investigation concluded that with respect to the Four Properties Transaction, it is highly likely that the Debtors could recover on claims for constructive fraudulent transfer and fraudulent transfer with actual intent against CGP, and breach of fiduciary duty against the CEOC Board of Directors and CEC. It is also likely the Debtors could recover for aiding and abetting breach of fiduciary duty against the Sponsors. CEOC was insolvent, and the consideration it received did not represent reasonably equivalent value as it was deficient by approximately $210 million to $930 million for the Four Properties alone. In addition, CEOC transferred undeveloped land worth approximately $109 million to $140 million to CGP as part of the Four Properties Transaction for no additional consideration.

Several badges of fraud are also present, including that CEOC was insolvent; lack of reasonably equivalent value; transfer to an insider; CEC and the Sponsors retained access to upside; and threat of suit before the transaction closed. In addition, the Sponsors planned for and designed the transaction to provide “bankruptcy remote” access to Total Rewards for CGP and CERP. The fairness opinions issued by Centerview and Duff & Phelps are not reliable because CEC provided materially lower projections to the financial advisors than its ordinary-course projections. In fact, these lower projections were used only for the fairness opinions and were not used for other purposes before or after the transaction. There was insufficient process and inadequate governance to protect CEOC’s interests in the transaction, including no independent directors to evaluate the transaction and negotiate on CEOC’s behalf. The SGC Investigation concluded that CGP is highly likely to obtain the good faith offset under section 548(c) for the $1.815 billion in cash paid to CEOC in the Four Properties Transaction because, among other reasons, a separate committee of independent CAC directors negotiated the transaction for CGP.

6.	The Shared Services Joint Venture

In connection with the Four Properties Transaction, CES was formed in May 2014 as a joint venture among CEOC, CERP, and CGPH to provide centralized property management services and common management of enterprise-wide intellectual property. CEOC owns 69 percent, CERP owns 20.2 percent and CGPH owns 10.8 percent of CES. Each partner has a 33 percent vote. CEOC’s primary contribution to CES was a license to certain intellectual property, including Total Rewards.

Pursuant to CES’s limited liability company agreement, the vast majority of individuals employed by CEOC and CERP, or their respective subsidiaries, were transferred to CES, and all employment-related obligations associated with these employees were assigned to CES. In addition, the Omnibus Agreement assigned to CES certain duties that CEOC and its subsidiaries historically had performed, such as managing, on a reimbursable basis, the payroll and accounts payable for CEOC, CERP, and CGP and their predecessor entities. Finally, CEOC granted to CES a license to certain intellectual property, including Total Rewards, which CES then licenses to other entities in the Caesars enterprise.

The CEC Special Committee, established for the Four Properties Transaction, approved the terms of the Shared Services Joint Venture, which Duff & Phelps opined were no less favorable to CEOC than would be obtained in a comparable arms-length transaction with a non-affiliate. A CEC ad hoc committee ultimately recommended that the CEC Board of Directors approve the CES Amended and Restated Limited Liability Company Agreement, as well as the Omnibus Agreement. The CEC and CEOC Boards of Directors approved the agreements by unanimous written consents.

The SGC Investigation concluded that with respect to CES, it is highly likely that the Debtors could recover on claims for constructive fraudulent transfer and fraudulent transfer with actual intent against CES and CGP and breach of fiduciary duty against CEOC’s Directors and CEC. It is also likely the Debtors could recover for aiding and abetting breach of fiduciary duty against the Sponsors. The SGC Investigation concluded that the value range for claims arising out of the creation of CES is $0 to $200 million.

7.	The B-7 Refinancing

On May 6, 2014, CEC and CEOC announced a financing plan that, according to CEC, was designed to extend CEOC’s near-term maturities and provide it with covenant relief (the “B-7 Refinancing”). Among other things, the B-7 Refinancing included the following components:

•	Certain of the First Lien Lenders provided an additional $1.75 billion to CEOC under the Prepetition Credit Agreement through the B-7 term loan (the “B-7 Term Loan”);

•	CEC sold 5 percent (68.1 shares) of CEOC’s outstanding common shares to institutional investors unaffiliated with CEC for $6.15 million; and

•	The Prepetition Credit Agreement was amended to: (a) relax certain financial covenants; (b) make CEC’s guarantee of the Prepetition Credit Agreement obligations a guarantee of collection rather than of payment; and (c) cap the amount of debt that could be guaranteed to the amount outstanding under the Prepetition Credit Agreement plus approximately $2.9 billion of additional indebtedness.

On July 25, 2014, the B-7 Term Loan was assumed by CEOC after regulatory approvals were obtained and the Prepetition Credit Agreement amendments became effective. CEOC used the proceeds of the B-7 Term Loan to retire (a) 98 percent of the $214.8 million in aggregate principal amount of the 10.00% Second-Priority Senior Secured Notes due 2015 issued pursuant to that certain Indenture, dated as of December 24, 2008, by and between CEOC, CEC, and the applicable 10.00% Second Lien Notes Indenture Trustee; (b) 99.1 percent of the $792 million in aggregate principal amount of 5.625% Senior Unsecured Notes due 2015 issued pursuant to that certain Indenture, dated as of May 27, 2005, by and between CEOC, CEC, and U.S. Bank as Trustee, as supplemented from time to time; and (c) 100 percent of the $29 million in aggregate principal amount of the applicable term loans under the Prepetition Credit Agreement that were due in 2015.

CEC’s sale of CEOC stock to the unaffiliated entities resulted in the automatic release of CEC’s guarantee of the Debtors’ obligations under the First Lien Notes, Second Lien Notes, Subsidiary-Guaranteed Notes, and Senior Unsecured Notes. The B-7 Refinancing modified CEC’s guarantee of the obligations under the Prepetition Credit Agreement from a guarantee of payment to a capped guarantee of collection.

The SGC Investigation concluded that with respect to the B-7 Refinancing, it is likely that the Debtors could recover on claims for fraudulent transfer with actual intent against CEC, CERP, and CGP, breach of fiduciary duties against the CEOC Directors and CEC, and aiding and abetting breach of fiduciary duty against the Sponsors, but that it is unlikely that the Debtors can successfully assert a claim for constructive fraudulent transfer. The Debtors likely can recover the approximately $452 million paid to affiliate CGP to purchase its 2015 notes at a premium in connection with the refinancing. Likewise, the Debtors likely can recover the $315 million in cash used to pay 2016 and 2017 maturities, which principally benefitted CEC by allowing it to convert its guarantee of payment to a guarantee of collection. The SGC Investigation concluded that it is unlikely that the Debtors could recover the $420 million paid to Chatham to purchase its 2015 notes at a premium, but that recovery on such a claim may be possible given Chatham’s role in connection with the release of the guarantee. The SGC Investigation likewise concluded that a portion of $219 million in fees for the B-7 refinancing are likely recoverable.

8.	The Senior Unsecured Notes Transaction[48]

On August 22, 2014, CEC and CEOC consummated the “Senior Unsecured Notes Transaction” with certain holders of CEOC’s outstanding Senior Unsecured Notes, who represented $237.8 million in aggregate principal amount of the Senior Unsecured Notes and greater than 51 percent of each series of the Senior Unsecured Notes that were then held by non-affiliates of CEC and CEOC (the “August Noteholders”). As part of the Senior Unsecured Notes Transaction, the August Noteholders sold to CEC and CEOC an aggregate principal amount of approximately $89.4 million of the 6.50% Senior Unsecured Notes Due 2016 and an aggregate principal amount of approximately $66 million of the 5.75% Senior Unsecured Notes Due 2017. In return, CEC and CEOC each paid the August Noteholders $77.7 million in cash, and CEOC also paid the August Noteholders accrued and unpaid interest in cash. CEC also contributed Senior Unsecured Notes in the aggregate principal amount of approximately $426.6 million to CEOC for cancellation. Through the Senior Unsecured Notes Transaction, CEOC reduced its outstanding indebtedness by approximately $582 million and its annual interest expense by approximately $34 million.

As part of the Senior Unsecured Notes Transaction, and with the consent of the August Noteholders, CEOC and the Senior Unsecured Notes Trustee entered into supplemental Senior Unsecured Notes indentures to remove provisions relating to CEC’s guarantee of the Senior Unsecured Notes and to modify the covenant restricting disposition of “substantially all” of CEOC’s assets so that future asset sales would be measured against CEOC’s assets as of the date of the supplemental indentures. In addition, with the consent of the August Noteholders, CEOC and the Senior Unsecured Notes Indenture Trustee amended the Senior Unsecured Notes Indentures to modify a ratable amount of the approximately $82.4 million face amount of the 6.50% Senior Unsecured Notes Due 2016 and 5.75% Senior Unsecured Notes Due 2015 (the “Amended Senior Unsecured Notes”) held by the August Noteholders to include provisions that holders of those two series of the Amended Senior Unsecured Notes will be deemed to consent to any restructuring of the Senior Unsecured Notes (including the Amended Senior Unsecured Notes) that has been consented to by holders of at least 10 percent of the outstanding 6.50% Senior Unsecured Notes Due 2016 and 5.75% Senior Unsecured Notes Due 2015, as applicable.

The SGC Investigation concluded that with respect to the Senior Unsecured Notes Transaction, it is unlikely that the Debtors possess any viable claim. Unlike the other transactions, CEOC had independent directors (through the Special Governance Committee) and advisors (Kirkland & Ellis LLP), which negotiated the deal on behalf of CEOC and its stakeholders. Accordingly, as the Examiner concluded, this transaction reflects the valid exercise of the Debtors’ business judgment.

9.	The Intercompany Revolver

In 2008, CEC and CEOC established an unsecured revolving credit facility in favor of CEOC. As of late 2012, CEC converted the revolver from a committed to uncommitted facility, required CEOC to make solvency representations to further access the revolver, and did not lend any additional funds to CEOC. Despite the fact that no payments were due until November 2017 (following an amendment in November 2012, which extended the maturity date from January 2014), CEOC repaid more than $409 million in 2012 and 2013. The majority of these proceeds were used to buy back CMBS Debt at a discount and to provide cash for the CERP Properties. In May 2014, the Sponsors requested repayment of the remaining amount of principal and interest outstanding under the revolver ($262 million).

The SGC Investigation concluded that with respect to the $289 million in payments the Debtors made within one year of their bankruptcy filing, the Debtors were highly likely to recover these payments from CEC as avoidable preferences. The SGC Investigation also concluded it is likely that the Debtors could succeed on claims for fraudulent transfer with actual intent against CEC and CERP, breach of fiduciary duty against CEOC’s directors and CEC, and aiding and abetting breach of fiduciary duty against the Sponsors to recover $373 million (the balance of the $662.5 million CEOC repaid net of the $289 million preference) since mid-2012. Finally, the SGC Investigation concluded that it is unlikely the Debtors could succeed on a recharacterization and illegal dividends claim.

[48]

Certain other parties disagree with the Special Governance Committee’s analysis of this transaction, including the Ad Hoc Group of 5.75% and 6.50% Notes and Frederick Barton Danner. The specific perspective of the Ad Hoc Group of 5.75% and 6.50% Notes can be found at Article IV.G.4.

10.	Additional Investigation Transactions and Topics

Multiple Degradation. As a result of the asset transfers described above, more of CEOC’s EBITDA is derived from regional properties than from Las Vegas properties. Following the CERP Transaction, Growth Transaction, and Four Properties Transaction, the percentage of CEOC’s EBITDA derived from Las Vegas properties declined from 41 percent to 28 percent. Certain creditors have argued this shift has diminished the overall value of the CEOC enterprise beyond the consideration shortfall in the amount paid to CEOC for the assets transferred.

The SGC Investigation concluded that it is unlikely that the Debtors could recover on any legal claim relating to multiple degradation. Should the Debtors be successful in recovering the fair value of the transferred assets as described above, an additional recovery for “multiple degradation” would likely be a duplicative or double recovery.

Showboat Closure and Sale. In August 2014, CEOC closed the Showboat Atlantic City Casino in Atlantic City, New Jersey. In December 2014, CEOC sold the Showboat property to Stockton College for $18 million. The SGC Investigation concluded that with respect to the Showboat Sale and Closure, it is unlikely that the Debtors could succeed on any legal claim.

After the Showboat closure, however, the Atlantic City marketing plan focused on retaining Showboat’s customers generally (rather than directing them to CEOC-owned properties). As a result, a greater percentage of Showboat-dominant customers played at CERP properties than had done so before. CEOC thus effectively transferred its Showboat customer list to CERP without consideration at a time it was insolvent. The SGC Investigation concluded that it is likely that the Debtors could recover on a de minimis constructive fraudulent transfer claim against CERP relating to the customer list.

The Atlantic Club Transaction. In December 2013, CEOC purchased the non-gaming assets of the Atlantic Club Casino Hotel (“Atlantic Club”) located in Atlantic City, New Jersey, for approximately $15.5 million for the purpose of putting a deed restriction on the property. In May 2014, CEOC sold the Atlantic Club to TJM Properties for $15.5 million with a restriction prohibiting its use for gaming activities. The SGC Investigation concluded that with respect to the Atlantic Club Transaction, it is unlikely that the Debtors could succeed on any legal claim.

CERP/Total Rewards and Management Fees. While it was still solvent, CEOC provided management services and access to Total Rewards to the CERP Properties without compensation. CEOC continued to do so after it became insolvent. In 2010, CEOC and CERP entered into a new services agreement through which CEOC continued to provide management services and access to Total Rewards to the CERP Properties at no cost. In 2014, with the formation of CES, CEOC gave up (without compensation) access to the stream of management fees and access to Total Rewards to which it otherwise would have been entitled.

The SGC Investigation concluded that it is highly likely that CEOC could succeed on claims for constructive fraudulent transfer and fraudulent transfer with actual intent against CEC and CERP, and breach of fiduciary duty against the CEOC Directors and CEC. It is also likely that CEOC could succeed on aiding and abetting claims against the Sponsors (particularly Apollo). The services that CEOC provided to CERP for no compensation are valued at approximately $237 million for the period from 2010 to May 2014 and $133 million to $592 million for the period beginning May 2014 (although any recoveries related to the post-May 2014 period would need to be offset against the costs CEOC would incur to provide such services).

CES Allocated Costs. Before CGP was created, CEOC paid 70 percent of unallocated overhead costs and the CERP Properties paid the remaining 30 percent. With the creation of CES, indirect costs (operating expenses and annual baseline capital expenditures) were allocated between CEOC, CERP, and CGP. Following the Four Properties Transaction, CEOC’s revenues as a percentage of Caesars’ total net revenues declined from 69 percent to 65 percent. CEOC, however, continued to pay approximately 69 percent of the shared services costs.

The SGC Investigation concluded it is highly likely that CEOC could succeed on claims for constructive fraudulent transfer and fraudulent transfer with actual intent against CEC and CERP and likely that CEOC could succeed on a breach of fiduciary duty claim against the CEOC Directors and CEC for the $14.5 million it overpaid in cost allocations. It is highly unlikely that CEOC could succeed on claims for aiding and abetting breach of fiduciary duties against the Sponsors.

Tax Assets. The Special Governance Committee considered whether CEOC has any claims relating to other Caesars entities’ use of CEOC’s net operating loss (“NOL”) carryforwards or because Caesars did not have a tax sharing agreement. The SGC Investigation concluded it is likely that CEOC could succeed on a claim for constructive fraudulent transfer, unjust enrichment, or turnover against CEC relating to a $56 million 2011 tax refund that should have been provided to CEOC. It is unlikely that the Debtors could recover on a legal claim relating to the lack of a tax sharing agreement and the utilization of CEOC’s NOL carryforwards by the CEC consolidated tax group.

Sponsor Fees. The Special Governance Committee considered whether CEOC has any claims relating to sponsor fees. Because CEC reimbursed CEOC for any sponsor fees that CEOC originally paid, the SGC Investigation concluded that CEOC has no viable claims related to sponsor fees.

2008 LBO. The Special Governance Committee considered whether CEOC has any claims related to the 2008 LBO. Because CEOC was solvent at the time of the 2008 LBO, the SGC Investigation concluded that CEOC has no viable claims related to the 2008 LBO.

PIK Toggle Notes Repurchase. The Special Governance Committee considered whether CEOC has any claims relating to CEOC’s repurchasing of $17 million in PIK Toggle Notes guaranteed by CEC in December 2014. Because the transaction falls within the safe harbor under Bankruptcy Code section 546(e), the SGC Investigation concluded that CEOC has no viable claims related to the PIK Toggle Notes.

CEOC Loan to CEC. The Special Governance Committee considered whether CEOC has any claims relating to CEOC’s $235 million loan to CEC in 2009 for which CEOC incurred $5.8 million in interest expense that CEC did not reimburse. The SGC Investigation concluded it is unlikely that CEOC could recover on a claim for constructive fraudulent transfer against CEC, and highly unlikely that CEOC could recover on any other claim related to this interest expense.

Estimated Post-Transfer Appreciation. The SGC Investigation concluded that it is likely that the Debtors could recover post-transfer appreciation relating to the properties and assets transferred, because courts often credit subsequent appreciation to place the transferor in the same position as if the transfer never had occurred. The appreciation likely would be offset against money spent on improvements, pursuant to Bankruptcy Code section 550(e), to the extent profits from the property did not already exceed the transferee’s investment.

E.	The Examiner

On January 12, 2015, simultaneously with the commencement of the Involuntary Proceeding, the Petitioning Creditors filed in the Involuntary Proceeding the Motion for Appointment of Examiner with Access to and Authority to Disclose Privileged Materials [Docket No. 10] (the “Involuntary Proceeding Examiner Motion”).

On February 13, 2015, the Debtors filed in the Chapter 11 Cases the Debtors’ Motion for Entry of an Order (I) Appointing an Examiner and (II) Granting Related Relief [Docket No. 363] (the “Debtors’ Examiner Motion”) and on February 17, 2015, the Second Priority Noteholders Committee also filed the Motion of Official Committee of Second Priority Noteholders for Appointment of Examiner with Access to and Authority to Disclose Privileged Materials (the “Second Priority Noteholders Committee’s Examiner Motion”).

On March 12, 2015, the Bankruptcy Court entered an order granting in part and denying in part the Debtors’ Examiner Motion and the Second Priority Noteholders Committee’s Examiner Motion and directing the U.S. Trustee to appoint an examiner in the Chapter 11 Cases [Docket No. 675] (the “Examiner Order”). On March 27, 2015, the U.S. Trustee appointed Richard J. Davis as examiner (the “Examiner”) [Docket No. 1010] in accordance with the Bankruptcy Court’s Order Approving Appointment of Examiner [Docket No. 992].

To assist the Examiner in carrying out his duties under the Bankruptcy Code during the Chapter 11 Cases, the Examiner filed applications and the Bankruptcy Court entered orders for the retention of the following professionals:

•	Winston and Strawn LLP, as counsel to the Examiner [Docket Nos. 1084, 1167];

•	Alvarez & Marsal Global Forensic and Dispute Services, LLC, as financial advisor to the Examiner [Docket Nos. 1345, 1476]; and

•	Luskin, Stern & Eisler LLP, as special conflicts counsel to the Examiner [Docket Nos. 1085, 1168].

On April 22, 2015, the Examiner filed the Motion of the Examiner for an Order (I) Approving Protocol and Procedures Governing Examiner Discovery, (II) Approving Establishment of a Document Depository, and (III) Granting Related Relief [Docket No. 1279] seeking to establish a protocol governing discovery sought in connection with the Examiner’s investigation of, among other things, the transactions set forth in Article III.B. On May 18, 2015, the Bankruptcy Court entered the Order (I) Approving Protocol and Procedures Governing Examiner Discovery, (II) Approving Establishment of a Document Depository, and (III) Granting Related Relief [Docket No. 1576] (the “Discovery Protocol”). On May 27, 2015, following extensive consultation with interested parties, the Examiner filed the Amended Motion of the Examiner for Entry of an Agreed Order on Interviews and Depositions by the Examiner [Docket No. 1709] to establish procedures to govern depositions and witness interviews by the Examiner. On June 25, 2015, the Bankruptcy Court entered the Agreed Order on Interview and Depositions by the Examiner [Docket No. 1831], which established the protocol governing the Examiner’s interviews and depositions (with the Discovery Protocol, the “Examiner Protocol”).

The Examiner Order directs the Examiner to investigate various transactions and potential claims belonging to the Debtors’ Estates. Although the Examiner Order does not expressly reference the 2008 LBO and certain subsequent debt issuances and refinancings (collectively, the “LBO and Financing Transactions”), the Debtors believed that the Examiner was permitted to investigate such transactions to the extent they suggest potential claims belonging to the Debtors’ Estates. To clarify this issue, the Debtors filed the Debtors’ Motion for an Order Expanding the Scope of the Examiner’s Investigation [Docket No. 1847] (the “Examiner Scope Motion”) on June 30, 2015, seeking to explicitly include the LBO and Financing Transactions within the scope of the Examiner’s investigation. The Unsecured Creditors Committee objected to the Examiner Scope Motion. After additional briefing, on August 26, 2015, the Bankruptcy Court entered an order approving the relief sought in the Examiner Scope Motion and making certain related changes to the Examiner Protocol [Docket No. 2131]. As a result, the Examiner has included the LBO and Financing Transactions, including any statute of limitations issues with respect to the foregoing, in his investigation.

The Examiner filed interim reports on May 11, 2015, June 23, 2015, August 7, 2015, September 21, 2015, November 5, 2015, December 21, 2015, and February 4, 2016, updating the Bankruptcy Court and other parties on the status of the investigation [Docket Nos. 1520, 1805, 2022, 2236, 2535, 2758, 3203]. The Examiner also met with all interested parties in December 2015 to provide preliminary views on key issues and to allow the parties to provide information in response to such views. On December 23, 2015, the Examiner filed his Motion for Order Temporarily Authorizing the Filing of the Examiner’s Report and Certain Documents under Seal and Related Procedures [Docket No. 2834]. On February 2, 2016, the Bankruptcy Court entered an order temporarily authorizing the Examiner to file a redacted report and setting forth procedures for the Examiner to publicly disclose the redacted sections [Docket No. 3187].

On March 15, 2016, the Examiner issued his final report on a partially redacted basis while he works through remaining issues regarding privilege and confidentiality asserted by parties other than the Debtors [Docket No. 3401]. The Examiner Report described the Examiner’s investigation and his findings based on that investigation. Attached as Exhibit H to the Disclosure Statement is a copy of the Examiner Report Introduction and Executive Summary.

1.	The Examiner’s Investigation

Pursuant to the Examiner Order, the Examiner investigated more than 15 prepetition transactions among CEOC and other entities controlled by CEC. These transactions occurred from 2008 through 2014.

During his investigation, the Examiner and his advisors served 55 Rule 2004 subpoenas duces tecum seeking documents from 46 parties, including the Debtors, CEC, the Sponsors, other Caesars affiliates, and many of their respective legal and financial advisors. Ultimately, the Examiner received and reviewed more than 1.2 million documents consisting of 8.8 million pages. The document productions included emails, board and committee presentations, transaction documents, fairness opinions, and valuation materials.

From September 15, 2015 through February 25, 2016, the Examiner and his advisors conducted interviews of 92 individuals, including 74 formal interviews. The Examiner also conducted 32 follow-up interviews of 28 witnesses. The Examiner read or attended every formal interview and actively participated in every interview he attended.

At various points during his investigation, the Examiner met with and received input from a number of the key parties (and their advisors) involved in the transactions and the Chapter 11 Cases, including the Debtors, CEC, the Sponsors, the two Official Committees, CAC, and the Ad Hoc Committees of First Lien Noteholders and First Lien Bank Debt. In late 2015, the Examiner made detailed presentations to each of these groups who, in turn, provided him with feedback on the preliminary views he presented. The Examiner’s financial advisors also regularly communicated with the financial advisors for the Debtors, the Official Committees, the Ad Hoc Committees of First Lien Noteholders and First Lien Bank Debt, and CEC.

2.	The Examiner’s Findings

The Examiner concluded that many of the transactions he investigated were structured and implemented in a manner that removed assets from CEOC to the detriment of CEOC and its creditors. As a result of these transactions, the Examiner found the Debtors have claims for constructive fraudulent transfer, fraudulent transfer with actual intent to delay, hinder or defraud creditors, breach of fiduciary duty, and aiding and abetting breach of fiduciary duty against CEC, CGP, CIE, other Caesars affiliates, CEOC directors, the Sponsors, and certain of CEC’s directors. Because these claims vary in their likelihood of success, the Examiner assigned each claim to one of the following categories: strong, reasonable, plausible, weak, and not viable. The Examiner noted, however, that these claims “will be vigorously contested by the affected parties and all of them thus are subject to litigation risk.” The Examiner further concluded that potential damages arising from claims on which the Debtors would more likely than not be successful range from $3.6 billion to $5.1 billion. The Examiner reached the following conclusions.

The Examiner investigated the Sponsors’ 2008 LBO of Caesars but did not find any colorable bases for challenging it. This conclusion was largely based on the Examiner’s finding that CEOC was solvent at the time of the 2008 LBO and the 2008 LBO did not render CEOC insolvent.

The Examiner concluded, however, that there is a strong case that CEOC was insolvent by December 31, 2008 and remained insolvent until its bankruptcy filing. This finding was key to the Examiner’s analysis because CEOC—as an insolvent subsidiary—should have had independent directors and advisors beginning in 2009, yet none were put in place until late June 2014. Instead, the Sponsors and management took the view that Caesars was one company and no one was protecting the interests of CEOC and its stakeholders.

From late 2008 until mid-2012, the Examiner found that the Sponsors and CEC focused on transactions and activities that CEC contended were designed to create “runway” that would extend the maturity of CEOC’s debts. The Examiner investigated three transactions during this time period:

•	CIE 2009. In May 2009, a CEOC subsidiary transferred to CIE (a subsidiary of CEC) certain rights in the WSOP trademarks and related intellectual property in exchange for (a) preferred shares in a holding company with a stated value of $15 million and (b) a license to continue using the WSOP trademarks and IP for limited purposes. The Examiner concluded that with respect to the CIE 2009 transaction, the Debtors have a strong constructive fraudulent transfer claim, a weak fraudulent transfer with actual intent claim, and reasonable breach of fiduciary duty and aiding and abetting breach of fiduciary duty claims, but that the fiduciary duty based claims may be barred by the statute of limitations. The Examiner found the value of the consideration CEOC received was $54.2 million to $66.2 million less than the value of the WSOP trademark and other IP CEOC transferred to CIE. The Examiner also found that CIE may not be able to establish that it was a good faith transferee because the transfer was “orchestrated” by Caesars individuals who were acting on all sides of the transaction and who knew or should have known that CEOC was insolvent.

•	CIE 2011. In September 2011, a CEOC subsidiary transferred the hosting rights for WSOP live tournaments to CIE for $20.5 million. The Examiner concluded that with respect to the CIE 2011 transaction, the Debtors have a strong constructive fraudulent transfer claim, a weak fraudulent transfer with actual intent claim, and reasonable breach of fiduciary duty and aiding and abetting breach of fiduciary duty claims, but that the fiduciary duty based claims would be barred by the statute of limitations. The Examiner found the value of the consideration CEOC received was $29.8 million to $35.4 million less than the value of the tournament rights CEOC transferred to CIE. The Examiner also found that CIE may not be able to establish that it was a good faith transferee because CIE’s executives (a) orchestrated the transfer; (b) knew that the purchase price was negotiated without anyone negotiating on CEOC’s behalf; and (c) participated in artificially reducing the fee that a Las Vegas casino would pay to host WSOP tournaments, which thus reduced the consideration CEOC received for the hosting rights.

•	2010 Trademark Transfer. In connection with the August 2010 amendment to the CMBS loan agreement, a CEOC subsidiary transferred ownership of property-specific IP (i.e., “Rio,” “Paris,” and “Flamingo”) to the CERP Properties. CEOC did not receive any consideration for the transfer. The Examiner concluded that with respect to the 2010 Trademark Transfer, the Debtors’ claims would be barred by the statute of limitations. The Examiner did not assign any value to those claims.

The Examiner further found that, beginning in late 2012, the Sponsors began to implement a strategy intended to strengthen CEC’s and the Sponsors’ position in a potential restructuring negotiation with CEOC’s creditors or in a CEC or CEOC bankruptcy. This led to a series of transactions that closed in late 2013 and early 2014. The Examiner investigated a series of transactions during this time period:

•	The Growth Transaction. On October 21, 2013, a CEOC subsidiary transferred to CGP (a) a 100% equity interest in Planet Hollywood; (b) a 52% equity interest in the Horseshoe Baltimore joint venture; and (c) 50% of the management fees associated with each property. In exchange, CEOC received $360 million in cash. The Examiner concluded that with respect to the Growth Transaction, the Debtors have a strong constructive fraudulent transfer claim, a strong fraudulent transfer with actual intent claim, a strong breach of fiduciary duty claim, and a reasonable aiding and abetting breach of fiduciary duty claim. The Examiner found the consideration CEOC received was $437 million to $593 million less than the value of the assets CEOC transferred to CGP. The Examiner also found that it would be difficult to establish that CAC and CGP were not good faith transferees because, among other reasons, the Sponsors’ principal goal of gaining leverage over CEOC creditors in the event of a bankruptcy filing should not be attributable to CAC and CGP.

•

The CERP Transaction. On October 11, 2013, a CEOC subsidiary transferred the equity of Octavius Tower and Project Linq to CERP. In exchange, CEOC received $80.7 million in cash and $52.9 million in CEOC notes for retirement. CERP also assumed $450 million of debt associated with the Octavius and Linq properties. The Examiner concluded that with respect to the CERP Transaction, the Debtors have a strong constructive fraudulent transfer claim, a strong actual fraudulent transfer claim, and strong breach of fiduciary duty and aiding and abetting breach of fiduciary duty claims. The Examiner found that the consideration CEOC received was $328.5 to $426.9 million less than the value of the assets CEOC transferred to CERP. The Examiner also found that CERP may not be able to establish that it was a good faith transferee because the Sponsors—who dominated both sides of the transaction—knew or should have known that CEOC was insolvent and provided Perella (the party who provided the fairness opinion) with incomplete or inaccurate assumptions.

•	The Four Properties Transaction. In May 2014, CEOC subsidiaries transferred to CGP 100% of their interests in the Quad, Bally’s Las Vegas, the Cromwell, and Harrah’s New Orleans. As part of this transaction, CEOC also transferred 31 acres of undeveloped land. In return, CEOC received approximately $2 billion in consideration, including $1.815 billion in cash. The Examiner concluded that with respect to the Four Properties Transaction, the Debtors have a strong constructive fraudulent transfer claim, a strong fraudulent transfer with actual intent claim, a strong breach of fiduciary duty claim, and a reasonable aiding and abetting breach of fiduciary duty claim. The Examiner found the consideration CEOC received was $701 million to $1,108 million less than the value of the assets CEOC transferred. The Examiner also found that CGP would likely be able to show that it was a good faith transferee because it had a fairness opinion from Lazard, knew that CEC had a fairness opinion from Centerview, and was told that proceeds from the transaction would be used to pay CEOC creditors.

In addition to the above transactions, the Examiner concluded that additional claims may include the following:

•	Multiple Degradation. The Examiner found that the transfer of Las Vegas-based assets out of CEOC during 2013 and 2014 significantly altered the complexion of CEOC and transformed it into a predominantly regional gaming company. As such, if sold, CEOC would be sold at a lower EBITDA multiple than it would have commanded had it not sold the Las Vegas-based assets. The Examiner concluded that the Debtors have a reasonable claim for breach of fiduciary duty for $516 million arising out of the multiple degradation that CEOC suffered when it sold most of its Las Vegas assets and began to derive more of its EBITDA from regional properties.

•	CMBS/CERP/Total Rewards Management Fees. The Examiner found that CEOC should have charged CERP for management fees and access to Total Rewards when CEOC entered into a new services agreement with CERP in August 2010. The Examiner also found CERP underpaid for management fees and access to Total Rewards when CES was created in 2014. Consistent with these findings, the Examiner concluded that the Debtors have a reasonable claim for breach of fiduciary duty for $237.30 million based on management fees that CEOC did not receive from CERP from September 2010 through May 20, 2014. The Examiner also concluded that the Debtors have a strong constructive fraudulent transfer claim, a strong fraudulent transfer with actual intent claim, a strong breach of fiduciary duty claim, and a reasonable aiding and abetting breach of fiduciary duty claim against CERP for $132.9 million to $592.1 million based on future management fees and access to Total Rewards arising out of the creation of CES.

•	CES Excess Cost Allocation. The Examiner found that the allocation of shared services costs was not consistent with the net revenues between CEOC, CERP, and CGP after the Four Properties Transaction. The Examiner concluded that the Debtors have a reasonable claim for breach of fiduciary duty for $14.5 million based on CEOC’s payment of shared services costs that were not allocated consistent with Caesars’ total net revenues.

•	Atlantic City Transaction. After CEOC closed the Showboat casino in August 2014, it effectively transferred its customer list to Harrah’s Atlantic City (a CERP property) for no consideration. The Examiner concluded that the Debtors have a strong constructive fraudulent transfer claim for $3.0 million to $7.0 million based on the customer information and other data that was transferred to Harrah’s.

•	B-7 Refinancing. In May and June 2014, CEOC obtained a new $1.75 billion B-7 term loan that it used to refinance debt that was set to mature between 2015 and 2018. CEOC used $315 million of the loan proceeds to pay off 2016-2017 maturities and $452 million of the loan proceeds to pre-pay CGP for notes maturing in 2015. CEOC repurchased the debt at a premium even though it was trading at a discount at the time. The Examiner concluded that the Debtors have reasonable breach of fiduciary duty and aiding and abetting breach of fiduciary duty claims for $315 million based on the cash CEOC paid in connection with the B-7 loan. The Examiner also concluded that the Debtors have reasonable fraudulent transfer with actual intent, breach of fiduciary duty, and aiding and abetting breach of fiduciary duty claims for $452 million based on CEOC’s use of those proceeds from the B-7 loan to pay CGP.

•	Intercompany Transactions. In August 2008, CEC and CEOC entered into an intercompany revolver. From the third quarter of 2012 until the second quarter of 2013, CEOC repaid over $409 million on the revolver even though it was not set to mature until 2017. On June 3, 2014, CEOC repaid the remaining balance of $261.8 million at the request of the Sponsors. The Examiner concluded that the Debtors have a reasonable fraudulent transfer with actual intent claim, reasonable breach of fiduciary duty and aiding and abetting breach of fiduciary duty claims, and a strong preference claim for $289 million to $662.5 million arising out of payments made under the intercompany revolver.

•	Tax Issues. CEC received a $276.6 million tax refund that is attributable to the Debtors’ net operating losses but provided CEOC with a refund of only $220.8 million. The Examiner concluded that the Debtors have a strong argument that they are entitled to the full amount of the refund and likely to succeed on a claim for the outstanding $55.8 million. The Examiner concluded that any claim based on the use of NOLs generated by CEOC by the CEC consolidated tax group would be difficult to pursue.

The Examiner investigated a number of other transactions but concluded that there were no strong or reasonable claims (or in some cases any viable claims) for constructive fraudulent transfer, fraudulent transfer with actual intent, breach of fiduciary duty, or aiding and abetting breach of fiduciary duty. These include the following:

•	The release of CEC’s guarantee through the sale of 5% of CEOC equity and distribution of 6% of equity to employees as part of a Performance Incentive Plan.

•	CEOC’s repurchase of $17 million of PIK Toggle Notes guaranteed by CEC in December 2014.

•	The August 2014 Senior Unsecured Notes Transaction where CEOC and CEC purchased $155 million in CEOC notes and CEC contributed $427 million of notes to CEOC for cancellation.

•	Easements that Debtors granted in 2011 to Flamingo, Harrah’s Imperial Palace Corporation, and Caesars Linq, LLC.

As noted above, the Examiner did not find that the Debtors had any Estate Claims on account of the Unsecured Notes Transaction. As has been noted by other parties in interest, including counsel to purported class plaintiff Frederick Barton Danner in the Danner SDNY Action, the Examiner’s Report states that the Senior Unsecured Notes Transaction “can only be described as ‘ugly’ with one group of noteholders (constituting a slight majority of the notes held by non-related parties) getting paid at a premium over market in exchange for agreeing to prejudice the remaining noteholders by eliminating the Bond Guarantee from the governing indentures.” Examiner Report at 69. As the Examiner explicitly noted, however, the “guarantee release is the subject of a pending litigation by various CEOC creditors. This Report does not address the principal issues in those cases: compliance with the Trust Indenture Act and breach of the Indenture. Instead, it focuses on whether CEOC has claims arising from the release of the guarantee.” Examiner Report at 5 n.8. As noted in Article III.D above, the Danner SDNY Action and the MeehanCombs SDNY Action remain pending as to the Unsecured Noteholders Transaction and the purported guarantee of the Unsecured Notes by CEC. No decision has been made by the District Court for the Southern District of New York at this time regarding CEC’s liability related to the purported guarantees or arising from the

Unsecured Notes Transaction with regards to any third party direct claims against CEC. Any such potential claims and causes of action against CEC would be released pursuant to the Third-Party Release proposed by the Plan. Counsel to purported class plaintiff Frederick Barton Danner in the Danner SDNY Action has informed the Debtors that, at this time, Mr. Danner plans to object to the Third-Party Release.

3.	Second Priority Noteholders Committee Summary of Examiner Report

On May 17, 2016, the Second Priority Noteholders Committee filed an objection to the adequacy of information provided by a previous version of the Debtors’ proposed Disclosure Statement [Docket No. 3742] (the “2L Disclosure Statement Objection”). Among other things, the Second Priority Noteholders Committee asserted that the foregoing summary of the Examiner’s findings “gives short-shrift” to the Examiner’s “damning findings” and “downplays the massive value of the causes of action available to the [Debtors’] estate[s].” Id. ¶16. The Second Priority Noteholders Committee included with its objection an alternative summary of the Examiner’s findings and requested the Bankruptcy Court to require the Debtors to replace the foregoing summary with the version produced by the Second Priority Noteholders Committee. In the interests of full disclosure, the Debtors have included the summary of the Examiner’s findings drafted by the Second Priority Noteholders Committee as Exhibit K attached hereto. As set forth in detail above, the Debtors disagree with certain of the allegations, assertions, and valuations set forth in Exhibit K (including the tone of certain comments), but have included the summary verbatim in the interests of full disclosure and transparency.

F.	Mesirow Financial Consulting’s Role in the SGC Investigation

As a result of an undisclosed romantic relationship between a Mesirow employee and an attorney at Jenner & Block (CEC’s local counsel), Judge Goldgar indicated at the March 16, 2016 omnibus that he had “problems” with the Debtors’ request to retain Baker Tilly as a professional under the Bankruptcy Code for further work on the SGC Investigation. Judge Goldgar stated that “while it may be that personnel from Mesirow were not tainted, I think the SGC’s investigation has been, or at the very least we can’t know.” 3/16/16 Hr’g at 19. Judge Goldgar also stated: “I think there is a problem with the SGC investigation, and I think there is a good question whether additional work on that investigation is even warranted.” Id. at 20. Judge Goldgar further stated that the declaration provided by Professor Jack Williams in support of Baker Tilly’s retention application was “insufficient to support it” and that Baker Tilly needed a declaration “from somebody else, because on this point at least, [Professor Williams] has no credibility with me.” Id. at 22. Judge Goldgar indicated that experts who intend to testify at trial do not need to be retained under section 327 of the Bankruptcy Code. Id. at 22. Therefore, although he said he was inclined to deny Baker Tilly’s application to be retained under section 327 of the Bankruptcy Code, Judge Goldgar also stated that “[i]t doesn’t stop you from using Professor Williams as an expert witness, if you want. I don’t believe, and the U.S. Trustee doesn’t believe either that this is something that is subject to Section 327.” (Id. at 33) Accordingly, the Debtors agreed to withdraw their application to retain Baker Tilly rather than have the Court deny it. (Id.) At that hearing, Judge Goldgar also indicated that he was “quite likely to deny” Mesirow’s fee application for work it had done for the SGC during the Chapter 11 Cases. Id. at 34. Mesirow subsequently withdrew its fee application. The portion of the March 16th transcript relating to Baker Tilly’s retention application is attached as Exhibit L.

The Debtors take seriously the issues raised by Judge Goldgar. The Debtors do not, however, believe that the romantic relationship or the Mesirow employee’s failure to disclose the relationship in any way taints the SGC Investigation for the following reasons

•	Mesirow provided its first interim report to the Special Governance Committee in December 2014. At the time of that report, Mesirow’s work could not possibly have been tainted because the Debtors had not decided to file voluntary petitions in Chicago and Jenner & Block had not been retained as local counsel for CEC. Based on Mesirow’s first interim report, the Special Governance Committee’s preliminary claims assessment had a range of $1 billion to $2.3 billion assuming CEC and its affiliates were entitled to offsets as good faith transferees for consideration they provided to CEOC and $3.5 billion to $4.6 billion assuming no offsets.

•	Once the Mesirow team working on the SGC Investigation and the Debtors became aware of the relationship, the Debtors and Mesirow took prompt action to ensure that none of Mesirow’s work was tainted. Mesirow promptly screened the employee involved from further work on the SGC Investigation. Professor Jack Williams, who led the Mesirow team from the outset and continues to lead the Baker Tilly team that is preparing independent analyses to support Professor Williams’ potential expert testimony at a confirmation hearing, then spent approximately 150 hours that was not billed to the Debtors personally reviewing the Mesirow employee’s work product to ensure it was not biased. Finally, Mesirow retained independent outside counsel at its own expense to investigate whether the Mesirow employee had shared any confidential information with the Jenner & Block attorney. The law firm hired a forensics team to collect all written communications between the Mesirow employee and the Jenner & Block attorney from Mesirow and from the employee’s personal email accounts, computers and cell phones (a total of 1,144 GB of data). Based on its review of the data, the law firm concluded: (1) there was no evidence that confidential information about the Debtors’ Chapter 11 Cases, Mesirow’s engagement, the Special Governance Committee, or Mesirow’s efforts on the SGC Investigation was disclosed among the Mesirow employee, the Jenner & Block attorney or the Jenner & Block law firm; and (2) there was no evidence that the Mesirow employee was influenced, biased or impacted in any way by her relationship with the Jenner & Block attorney. The law firm also reviewed Mesirow’s internal and external communications with respect to Mesirow’s retention, which included 59.5 GB of data. Based upon its document review and interviews of Mesirow employees, the law firm concluded “[t]he only [Mesirow] employee, involved in the [Caesars engagement], with knowledge of the connection/relationship between [the Mesirow employee and the Jenner & Block attorney], prior to May 13, 2015, was the [Mesirow] employee.”

•	The U.S. Trustee, which is the portion of the U.S. Department of Justice responsible for protecting the integrity of the federal bankruptcy system, conducted a six-month investigation to determine “the nature and extent” of the connection between the Mesirow employee and Jenner & Block attorney; “who had actual knowledge of the connection; whether [Mesirow] had a disqualifying conflict of interest; whether [Mesirow] breached any fiduciary duties to the estate; and whether [Mesirow’s] work product was biased.” In response to the U.S. Trustee’s requests, Kirkland & Ellis LLP and Mesirow produced several thousand pages of documents. The U.S. Trustee also conducted “factual and legal research on its own, and maintained an on-going dialog with various parties to obtain the universe of relevant facts and documents.” In late 2015, the U.S. Trustee deposed the Mesirow employee and the Jenner & Block attorney. Based on its six-month investigation, the UST acknowledged it “has not uncovered any evidence to refute [Mesirow’s] assertion that the non-disclosure was the result of [the Mesirow employee’s] conduct alone. In other words, there are no facts to suggest that anyone at [Mesirow,] other than [the Mesirow employee], had actual knowledge of the connection until mid-May 2015.” The U.S. Trustee also found “noteworthy . . . that [the Mesirow employee] had a strong personal interest in suppressing evidence of the existence of the relationship.” The U.S. Trustee did not find that Mesirow’s work was biased in any way.

•	Approximately 30 Mesirow and later Baker Tilly professionals have devoted approximately 12,000 hours to the SGC Investigation. These professionals have developed a deep familiarity with and expertise in the issues presented, and no evidence suggests that their judgment was in any way compromised or affected by the one Mesirow employee’s relationship with the Jenner & Block attorney.

•	The Special Governance Committee considered a total of five ranges for the value of potential estate claims. Three of the five ranges were based solely on work performed by the Examiner and Kirkland & Ellis LLP’s assessment of that work. Neither Baker Tilly nor Mesirow had any input on those three ranges.

•	As set forth in the chart below, the Special Governance Committee’s conclusions were comparable to, and in many instances resulted in higher value ranges than, the conclusions drawn by the independent Examiner:

Comparison of the SGC Investigation to the Examiner Report

	SGC / K&E Litigation Investigation						Examiner Report
	Adjusted Claims (with offsets)			Adjusted Claims (with litigated offsets)			Headline Numbers
CIE 2009		$43M – $53M			$50M – $60M			$66M – $76M
Social Gaming		$0 – $507M			$0 – $507M			—
CIE 2011		$16M – $43M			$28M – $55M			$50M – $56M
CMBS TM		$0			$0			$0
CGP I		$217M – $508M			$361M – $652M			$437M – $593M
CERP		$355M			$435M			$329M – $427M
Four Prop		$168M – $744M			$531M – $1,107M			$592M – $968M
Undev. Land		$87M – $112M			$87M – $112M			$109M – $140M
CES TR		$0 – $160M			$0 – $160M			—
Multiple Deg		$103M			$103M			$516M
CERP/TR Fees • Historical • Future	$ $	190M 106M – $474M		$ $	190M 106 – $474M		$ $	237M 133M – $592M
CES Costs		$12M			$12M			$15M
AC Cust List		$2M – $6M			$2M – $6M			$3M – $7M
B-7		$707M			$707M			$767M
Release of G’tee		$0			$0			$0
Sr Unsec Notes		$0			$0			$0
PIK Notes		$3M			$3M			$0
Sponsor Fees		$0			$0			$0
Revolver		$578M			$578M			$289M – $663M
CEOC Loan		$2M			$2M			$0
LBO		$0			$0			$0
Tax		$45M			$45M			$56M

Est. Apprec.		$560M			$560M			—

Total		$3,194M – $5,162M (Midpoint: $4,178M	)		$3,800M – $5,768M (Midpoint: $4,784M	)		$3,599M – $5,112M (Midpoint: $4,356M	)

The Second Priority Noteholders Committee disagrees with the Debtors’ perspective on the SGC Investigation and has asked the Debtors to include the following:

The Bankruptcy Court has concluded that the financial advisor (Mesirow Financial Consulting) retained by the Special Governance Committee to assist with its analysis of the estate causes of action against CEC and other insiders had a disabling conflict of interest. Specifically, during its work for the Special Governance Committee, a lead Mesirow consultant had an affair with a lawyer representing CEC. The Bankruptcy Court found that “[s]he was having an affair that she did not disclose with counsel for the very company that her employer was investigating. She was sleeping with the enemy.” Tr. 3/16/16 at 30:13-16.

Thus, contrary to the Debtors’ assertions above regarding the independence and usefulness of the Special Governance Committee and its investigation, the Bankruptcy Court determined that the Special Governance Committee and its investigation are “tainted” because “we’ll never know” what effect the affair had on the advice given to the Special Governance Committee. Id. at 28:10-13. And “because the investigation is tainted in this way, there isn’t any point in pursuing it. It wouldn’t be sufficiently beneficial to the estate . . . .” Id. at 28:21-24. “[T]here will always be an asterisk next to this report.” Id. at 31:20.

Moreover, the Bankruptcy Court concluded that Professor Jack Williams, who the Debtors claim to have led the Mesirow team and is now preparing to serve as is preparing to serve as an expert at the confirmation hearing, “was arrogant, haughty, [and] dismissive,” “has an insufficient understanding of and appreciation for Rule 2014, Section 327, and what this whole process is about,” and simply “has no credibility with me.” Id. at 21:13-22:2.

Further, and independent of the taint associated with its reliance on a conflicted financial advisor, the Noteholder Committee believes that the Special Governance Committee was an inappropriate body for considering or negotiating a settlement of the estate claims for a number of reasons. Among other things:

•	The members of the Special Governance Committee were appointed by many of the very defendants that the Examiner determined to be most culpable, with the apparent intent that those hand-picked members would then control the claims against the defendants who appointed them;

•	Those same defendants have the right to remove at will all members of the CEOC board of directors, including members of the Special Governance Committee;

•	Special committees previously appointed by those defendants presided over many of the transactions that the Examiner determined to have resulted in breaches of fiduciary duty and constructive and intentional fraudulent transfers by CEOC, making it grossly inappropriate for another “special” committee appointed by the defendants to opine on or settle the claims arising from those transactions;

•	Before bankruptcy, the Special Governance Committee permitted the Debtors to seek a declaratory judgment in New York litigation that would have resulted in no recoveries whatsoever on estate claims that the Examiner later found to be worth between $4.0 billion and $5.1 billion;

•	Before bankruptcy, the Special Governance Committee permitted (through action or inaction) the Debtors to transfer substantially all of their management employees to an affiliate of CEC, a transaction that the Debtors now claim has made it practically impossible for them to consummate a “standalone” plan of reorganization without CEC’s cooperation;

•	Before and during bankruptcy, the Special Governance Committee agreed to settle the estate claims (via the various Restructuring Support Agreements) for consideration far less than the Examiner’s valuation of the claims; and

•	Whether or not legally “independent,” at least one of the two members of the Special Governance Committee has multiple current and prior connections with Apollo and one its principals (Marc Rowan), rendering him incapable of being an impartial, independent arbiter of claims against Apollo.

G.	Positions of CEC, the Sponsors, the Second Priority Noteholders Committee, and the Ad Hoc Group of 5.75% and 6.50% Notes Regarding the Challenged Transactions

In an effort to provide adequate information, on March 21, 2016, the Debtors requested comments or inserts to the Disclosure Statement from key creditors and other stakeholders, including as to the Challenged Transactions. CEC and the Sponsors submitted inserts with respect to the Challenged Transactions. In addition, the

2L Disclosure Statement Objection included a discussion regarding the Challenged Transactions, which the Debtors have included in part below (and the entirety can be found in Exhibit K attached hereto). As set forth in detail above, the Debtors disagree with some or all of the positions set forth in the inserts below (including the tone of certain comments), but have included the responses verbatim in the interests of full disclosure and transparency.

1.	Position of CEC

CEC strongly disputes many of the findings and conclusions of the SGC Investigation and the Examiner Report. It believes it has compelling defenses to any claim the Debtors or any of their creditors may assert and is prepared to litigate any such claims vigorously. Contrary to the assertions made by the Special Governance Committee and the Examiner, the evidence shows that each of the Challenged Transactions was undertaken in good faith and was beneficial to the Debtors and their creditors; that the terms of each of the Challenged Transactions were the result of a fair and appropriate process; and that in each case the Debtors received at least—and in aggregate substantially more than—reasonably equivalent value for the assets sold or transferred.

The Challenged Transactions were part of a years’ long effort, involving more than 45 capital market transactions, to address the impact on the Debtors’ business of the 2008 financial crisis. These transactions provided the Debtors with liquidity, extended maturities, and positioned the Debtors to benefit from an expected turnaround of its business. Through these efforts, the Debtors avoided the defaults and bankruptcies that afflicted other businesses, including gaming businesses, as a result of the financial crisis. The Challenged Transactions in particular provided the Debtors with more than $2.3 billion in cash and $1 billion in debt relief, relieved it of the need to fund hundreds of millions in necessary capital expenditures, and put the Debtors in a position to pay billions of dollars in principal and interest to its creditors. Neither the Special Governance Committee nor the Examiner has suggested that the Debtors’ creditors would have been better off with an earlier bankruptcy filing.

Each of the Challenged Transactions was the result of a fair process and resulted in the receipt by the Debtors of at least reasonably equivalent value for the assets they sold. The fairness of every significant asset sale was attested to by major investment banks, and the two largest transactions were negotiated and approved by independent CEC board committees with their own independent legal and financial advisors. By selling operating assets to their affiliates, thereby keeping them in the Caesars system and providing them with continued access to the Total Rewards program, the Debtors received the highest possible sale price. Indeed, CEC believes that the purchase prices exceeded the value of the assets in aggregate by hundreds of millions of dollars. And the transactions have proved even more advantageous to the Debtors in retrospect, as the assets collectively have performed far below expectations. Finally, contrary to the assertions made by the Special Governance Committee and the Examiner, CEC believes that the Debtors were solvent at the relevant times, and is prepared to litigate that issue aggressively.

The CIE 2009 Transactions. In 2009, CEC created a new subsidiary, CIE, to pursue online real-money gaming—a business that the Debtors had neither the resources nor the expertise to pursue. CIE purchased from CEOC the rights to the WSOP trademark, which CIE intended to use to promote online poker if and when it was legalized in the United States, in exchange for a $15 million preferred note. As part of the same transaction, CIE licensed back to CEOC royalty-free the right to use the WSOP mark in CEOC’s offline operations. At the time of the 2009 CIE transactions, online real-money gaming was not legal in any jurisdiction in the United States, and CIE was expected to be a money-losing venture for an indefinite period until legalization became a reality. Two years later, in 2011, CIE purchased from CEOC the rights to host the WSOP tournaments in exchange for $20.5 million. This transaction was undertaken after CEC’s management determined that it would create operational efficiencies for the same entity to own both the WSOP trademark and the tournament hosting rights.

Each of these transactions provided CEOC with reasonably equivalent value for the assets it sold. In each of these transactions, an independent financial advisor was retained to provide a fairness opinion, addressed to CEOC, concerning the material terms of the deal. And in each case the independent advisor concluded that CEOC received fair value and that the terms of the transaction were no less fair than those CEOC could have achieved in a transaction with an unaffiliated party.

The WSOP trademark and tournament rights have generated very limited profits for CIE to date. Online real-money gaming was never legalized on a national scale, and, while a handful of states have permitted such activity, it continues to be a money-losing business for CIE. The Special Governance Committee and the Examiner fail to acknowledge this reality, and their conclusions that CEOC did not receive reasonably equivalent value rest on unrealistic assumptions concerning projected future profits from online gaming that have not been realized.

In 2011 and 2012, CIE acquired new assets that produce online “social games,” which now generate the vast majority of CIE’s revenues and earnings. As both the Special Governance Committee and the Examiner acknowledge, these social games are not connected to the underlying 2009 and 2011 transactions concerning the WSOP assets. Thus, as the Examiner concluded, any claim by CEOC to recover any additional value relating to CIE is weak and unlikely to succeed.

The CERP Transaction. The CERP Transaction provided substantial benefits to CLC, and CEC has strong defenses to any claims arising from that transaction. CERP was created in late 2013 to enable the refinancing of $4.5 billion in CMBS Debt on the six CMBS Properties set to mature less than 18 months later. A default on the CMBS Debt would have created a significant risk of foreclosure on the CMBS Properties. It would also have threatened a bankruptcy of CEC itself, which guaranteed the properties’ underlying lease obligations. A default by the CMBS borrowers and a CEC bankruptcy would, in turn, have devastated the Debtors. It would have risked the dissolution of the Caesars network and deprived the Debtors of tens of millions of dollars annually in cost-sharing payments by the CMBS Properties and continuing support from CEC. The Special Governance Committee and the Examiner improperly minimize these serious threats to the Debtors.

To avoid these threats and support the refinancing of the CMBS Debt, CEOC sold to the new CERP entity its ownership interest in the Octavius Tower at Caesars Palace, and the new Project Linq retail promenade and observation wheel. In exchange for these assets, CEOC received more than $140 million in cash and bonds and retained the benefits of its favorable cost-sharing arrangements with the CERP Properties. This was not done to hinder, delay, or defraud creditors, and was not a breach of any fiduciary duty. To the contrary, it was a sale of assets at a fair price that furthered a critical interest of CEOC. Perella, an independent, highly regarded investment bank, was retained to evaluate the fairness of the deal and assure the CEOC Board of Directors that CEOC was receiving reasonably equivalent value for the assets being sold. Perella conducted extensive diligence and, contrary to the assertions by the Special Governance Committee and the Examiner, it was provided with complete and accurate information in response to all requests. Following its diligence, Perella, as an independent advisor to CEOC, insisted that the value being provided to CEOC in the transaction be increased, and it was. Perella concluded that the consideration CEOC received was worth $230 million more than the properties it sold. In retrospect, the properties CEOC transferred have dramatically underperformed expectations, and are worth hundreds of millions of dollars less today than was thought at the time of the deal.

The CERP Transaction also was well-received by the market. Not a single CEOC creditor objected. On the contrary, substantial CEOC creditors actively participated in the refinancing negotiations and invested in the new CERP debt.

The Growth Transaction. CEC similarly has strong defenses to any claim purportedly arising from the Growth Transaction. In 2012, as CEC’s business began to stabilize and show signs of improvement, CEC determined that it was necessary to continue to invest in new developments and to refurbish existing properties. Because the Debtors did not have the capacity to fund these investments, CEC and its shareholders created a new public company, CAC., funded by a new $500 million investment by the Sponsors and an additional $700 million from its other shareholders by means of a rights offering, and launched a new joint venture with CAC, CGP. In consideration for its non-voting stake in CGP, CEC contributed two assets: its equity in CIE and a portfolio of $1 billion of CEOC debt. CGP used a portion of the funds it raised to purchase from CEOC the Planet Hollywood Resort and Casino in Las Vegas and CEOC’s interest in a new development, the Horseshoe Baltimore, for an aggregate of $360 million in cash and the assumption of $450 million in debt.

Contrary to the assertions by the Special Governance Committee, the goal of the Growth Transaction was to finance growth projects and provide additional liquidity to CEOC, not to gain leverage over CEOC’s creditors in the event of a bankruptcy (which CEC neither anticipated nor desired). The factual record as a whole, including the unequivocal testimony of every person involved in the transaction, supports this conclusion.

The Growth Transaction—including the purchase price for the two CEOC properties—was negotiated and approved by the CEC Valuation Committee consisting of CEC’s three highly experienced independent directors, assisted by independent legal counsel (Morrison & Foerster) and respected financial advisors (Evercore). The CEC Valuation Committee and its advisors engaged in a months’ long, hard-fought negotiation over the terms of the transaction, and these efforts resulted in a substantial increase in the total consideration received by CEOC. At the end of this process, the CEC Valuation Committee concluded that the consideration was fair, and Evercore provided a separate written opinion that the value received for the assets sold by CEOC was reasonably equivalent to their fair market value. Neither the Special Governance Committee nor the Examiner has identified any evidence (and there is none) that the CEC Valuation Committee did anything but aggressively negotiate for the highest possible price for the CEOC assets.

Finally, as with CERP, when the Growth Transaction was announced in April 2013 and closed in October 2013, the markets applauded the deal. Analysts praised it; financial indicators across the CEC capital structure, including CEOC debt, reacted positively; and the CAC rights offering was oversubscribed. Not one CEOC creditor lodged a complaint at the time.

For these reasons and others, CEOC and its creditors have no viable claim arising from the Growth Transaction.

The Four Properties Transaction. Following the closing of the Growth Transaction and CERP Transaction, CEC’s business performance declined sharply in late 2013. In early 2014, CEC also faced the threat of a going concern qualification from its auditors, which would have created an immediate, incurable default under CEOC’s debt agreements, and led to a costly freefall CEOC bankruptcy.

In May 2014, in an effort to avoid these threats, CEOC sold four properties to CGP in return for $2 billion in cash and assumed debt, and more than $200 million in assumed capital expenditures. As with the Growth Transaction, CEC sought to ensure that CEOC’s interests were protected and that CEOC received fair value in the deal. The transaction was negotiated and approved by a special committee of two experienced independent CEC directors, assisted by independent counsel (Reed Smith) and highly regarded financial advisors (Centerview and Duff & Phelps). The committee’s vigorous negotiations with an independent committee of the CAC board of directors resulted in an increase in cash consideration of more than $250 million for CEOC. Centerview provided the committee with a written opinion attesting to the fairness of the price CEOC received. Neither the Special Governance Committee nor the Examiner has identified any evidence to suggest that the special committee did not forcefully push to obtain the best possible price for the CEOC assets. In fact, the Examiner concededly found no evidence that CAC would have paid materially more than $2 billion, and acknowledged that CAC’s financial advisor would not have issued a fairness opinion at a materially higher price. That CEOC received top dollar from a knowledgeable buyer with the capacity to pay more is powerful evidence that it received fair value.

The conclusions of the Special Governance Committee and the Examiner that CEOC did not receive full value for these assets are based entirely on their decision to use different projections than those used by the parties to the transaction. But the original management projections used by the Special Governance Committee and the Examiner were unduly optimistic and were not a reliable basis for valuation, while the revised management projections that were actually used in the transaction reflected a far more reasonable assessment of projected performance. Indeed, the properties sold have substantially underperformed the projections used by the Special Governance Committee and the Examiner in 2014 and 2015. Were those properties valued based on their actual performance, they would be worth far less than the $2 billion that CEOC actually received in the transaction. The original and modified projections, and the reasons for the changes, were fully disclosed to and carefully analyzed by the special committee, with the assistance of its financial and legal advisors, in approving the transaction. For these reasons and others, CEOC is unlikely to prevail on any claims arising from the Four Properties Transaction.

The Shared Services Transaction. As part of the Four Properties Transaction, CAC demanded, and, after arm’s-length negotiations, the special committee agreed, that the centralized services that CEOC provided to all properties in the Caesars enterprise, including management, marketing, and access to Total Rewards, would be moved to a new entity, CES. Absent the creation of CES and the concomitant assurance of continued access to Total Rewards, there would be no sale, and CEOC would have faced default and bankruptcy. To avoid these consequences and effectuate the creation of CES, CEOC licensed Total Rewards and other intellectual property to CES, while CGP and CERP contributed more than $60 million in cash to support important system upgrades that CEOC was unable to fund.

CEOC was in no way injured by the creation of CES. On the contrary, the transaction was a necessary component of the Four Properties Transaction, and thus enabled CEOC to receive over $2 billion from that transaction. CEOC also retained ownership of its assets, including Total Rewards, continued access to Total Rewards and other management services provided by CES, and the right to continue to receive millions of dollars in annual management fees. CEOC also gained substantial cash flow benefits from no longer having to fund investments in centralized management functions, such as IT upgrades. CEOC and its creditors have no claims arising from this transaction.

The B-7 Refinancing. The B-7 Refinancing was part of CEC’s continued effort to support CEOC and provide it with the flexibility and time needed for its underlying operations to recover. As part of this transaction, CEOC raised $1.75 billion in new term loans, which it used to repay all of its outstanding debt scheduled to mature in 2015 and other debt due in 2016 and 2017. CEOC also obtained favorable amendments to its first lien credit facility, including changes to its financial covenants and the removal of a provision that made the receipt of qualified financial statements a default under that facility.

CEOC received enormous benefits from the B-7 Refinancing. As noted, the proceeds, apart from fees paid to the lenders, were used to repay approximately $1.8 billion of next maturing and other near term CEOC debt, including almost all debt maturing through the end of 2016. In addition, CEOC was facing an imminent breach of the current financial covenant on its credit facility, which would have resulted in an immediate cross-default on all of its debt and a value-destructive freefall bankruptcy. The amendment of this facility to provide additional covenant headroom and remove the going concern default trigger eliminated the risk to CEOC of future defaults under the facility, coupled with the closing of the Four Properties Transaction, put CEOC in a materially healthier financial position than it had been before the two transactions, with substantial liquidity and no maturing debt for almost two years. For these and other reasons, CEOC is unlikely to prevail on any claims arising from this transaction.

Other Issues. The Special Governance Committee and the Examiner have both indicated that certain other claims may exist against CEC and its affiliates. CEC strongly disputes the viability of such claims and believes that both the SGC Investigation and the Examiner Report are mistaken as a matter of both fact and law. Any such claims that the Debtors or creditors elect to pursue will be aggressively defended in any litigation.

2.	Position of the Sponsors

The Sponsors, and associated individuals, dispute the same and other conclusions reached by the SGC and the Examiner, and each of them will vigorously defend any claim asserted against them by CEOC or its creditors. They submit, among other things, that: (a) CEOC received fair and reasonably equivalent value in connection with each of the transactions discussed in this section, all of which were the product of fair processes and negotiations; (b) at all times they acted in good faith, and in accordance with any applicable fiduciary duties, in connection with the relevant transactions; and (c) they did not participate, knowingly or otherwise, in any breach of duty or fraudulent transfer. The conclusions reached by the SGC and the Examiner were based on numerous material errors. Among other things, those conclusions: (a) did not properly account for the contemporaneous analyses and opinions provided by leading investment banks such as Perella, Evercore, Centerview and Duff & Phelps; (b) were based on inaccurate assertions regarding the information available to those investment banks, the role of Sponsor representatives in providing such information and the reasons for each of the transactions at issue; (c) are premised upon, inter alia, a misreading of key documents and a fundamental misunderstanding of certain testimony; (d) depend on flawed and speculative assumptions regarding alternative transactions available to CEOC; (e) did not account for various legal defenses to the relevant claims; and (f) assuming there were any liability, were based on erroneous damage calculations.

The Sponsors and associated individuals dispute that any of them has any liability to the CEOC estate or its creditors and, in any event, believe that the value of the contributions to the Plan is significantly higher than the value of the claims being released by CEOC in exchange for those contributions.

3.	Position of the Second Priority Noteholders Committee[49]

Importantly, and as noted previously, the range of potential damages shown on page 80 of the Examiner Report, from $3.6 billion to $5.1 billion (which, as corrected using the Examiner’s scoring system, should be $4.0 billion to $5.1 billion), is only a starting point. The Examiner noted various categories of damages that he did not include or calculate, but as to which the Debtors are or may be entitled to recover based on the Examiner’s conclusions and applicable law. Moreover, the Examiner’s range of values relates solely to claims considered strong (a high likelihood of success) or reasonable (better than 50/50 chance of success), and as to which the Examiner actually calculated relevant damages.

In fact, the Noteholder Committee believes that the estate claims are, in the aggregate, substantially more valuable than the (as corrected) $4.0 billion to $5.1 billion range calculated by the Examiner.

Attached as Exhibit K-1 is a chart prepared by Noteholder Committee showing adjustments that it believes should be made to the Examiner’s range of damages. These adjustments, when taken into account, increase likely recoverable damages of the potential defendants to a range of $8.1 billion to $12.6 billion. In making those adjustments, the Noteholder Committee used the dollar figures and EBITDA multiples calculated by the Examiner, and focused on: (1) categories of damages not calculated by the Examiner, but as to which the estate is entitled to recover based on the Examiner’s conclusions and applicable law; (2) damages recoverable in respect of claims where the Examiner appears to have overlooked certain indisputable facts; and (3) damages resulting from a determination that defendant transferees, in particular CAC and Growth Partners, did not act in good faith.

It is important to note that Exhibit K-1 does not include CEC’s potential and significant direct liability to creditors under the Parent Guarantees, which would be released under every version of the Plan filed by the Debtors. Nor does it reflect the fact that the Noteholder Committee’s financial advisors attribute even higher value to the transferred properties than the Examiner’s professionals, and regard the Examiner’s ranges of value as conservative. Exhibit K-1 also does not account for additional causes of action or theories of recovery that may exist.

First, the categories of damages not calculated by the Examiner include the following:

•	Lost Profits. Throughout the Report, the Examiner notes that lost profits attributable to transferred properties may be an element of recovery on fraudulent transfer claims or available as damages on claims for breach of fiduciary duty or aiding and abetting breach of fiduciary duty. (Rep. at 12-13, 20, 26, 423; Rep. Appx. 5 at 97, 137-139, 143). The Examiner, however, did not include any lost profits in his summary chart of potential damages. (Rep. at 78-79). Exhibit K-1 shows the Noteholder Committee’s estimate of the post- transfer lost profits damages resulting from four of the transactions (Four Properties, CERP, Growth, WSOP), which range from $204 million to $826 million. The high end of the range was calculated based on actual EBITDA generated for each property during the relevant time frame. The low end of the range deducts actual capital expenditures.[50]

•	Value Of Transferred Properties As Of Judgment Date. Although the Examiner recognized that the estate is potentially entitled to damages that include appreciation in value of property that occurs after a fraudulent transfer, (Rep. Appx. 5 at 93), the Examiner calculated potential damages based only on the value of transferred properties as of the applicable dates of conveyance. The Noteholder Committee has calculated the difference between the value of the properties as of the date of transfer (as determined by the Examiner) and the current value (or highest intermediate value). As shown in Exhibit K-1, applying the Examiner’s multiples to the current (or high water) EBITDA for properties involved in just three of the avoidable transactions (Four Properties, CERP, Growth) increases total

[49]	The Second Priority Noteholders Committee refers to itself as the “Noteholders Committee” and the Debtors therefore have used this term in including the Second Priority Noteholders Committee’s requested language verbatim.
[50]	In addition, pre-judgment interest can be assessed on the lost profits at the applicable state prejudgment rate, which in Delaware is 5% plus the Federal Reserve Discount Rate. Asarco LLC v. Americas Mining Corp., 404 B.R. 150, 163 (S.D. Tex. 2009), citing Del. Code. Ann., tit. 6, § 2301(a).

damages by an aggregate of $546 million to $657 million. Because the current value of the properties does not take into account any excess cash generated by the properties, the value of the properties as of the judgment date is not duplicative of the profits generated by the properties between the date of the transfers and the date of judgment.

•	Value Of CIE. The Examiner concluded that the Debtors may potentially be entitled to damages of a “significant magnitude” (Rep. at 1) if the Debtors are able to recover all or some of the value of the social gaming business of CIE. Importantly, the Examiner found that play for fun online poker was part of the CIE business plan. (Rep. at 22). The Examiner concluded that “there is a plausible argument to recover the value of CIE related to social gaming,” and that while a claim to recover the full value of CIE is “between weak and plausible,” a recovery limited to the value of CIE attributable to real-money online poker and the use of the WSOP Trademark & IP is “more plausible.” (Rep. at 284). Based on a reasonable, current valuation of CIE and adjusting for the 75.8% ownership stake that was transferred, the cost to maintain real money gaming, and the damages attributable to the WSOP trademarks and hosting rights that are already included in the Examiner’s range, the Noteholder Committee calculates an additional potential $2.3 billion in damages attributable to a remedy that includes the value of CIE.

•	Caesars Palace Impairment From Removal Of Octavius Tower. The Examiner recognized that a “reasonable” claim exists for the adverse impact on CEOC resulting from the substitution of a lease for CEOC’s previous ownership of Octavius Tower and the resulting “hold up” right now held by CERP. (Rep. at 47). The Examiner, however, concluded that it would be “very difficult” to value that harm and did not attempt to do so. (The Examiner did conclude that the return of the Octavius tower would be an appropriate remedy. (Rep. at 494)). On Exhibit K-1, the Noteholder Committee has quantified the harm by calculating the diminution of the control premium that otherwise would be associated with the value of Caesars Palace. After considering the control premiums of comparable companies, the Noteholder Committee reduced the multiple applicable to Caesars Palace by 0.5x to 1.0x, and applied that reduction to the EBITDA generated by Caesars Palace in 2015. That calculation results in further damages that are estimated by the Noteholder Committee and its professionals to range from $157 million (using the 0.5x multiple) to $313 million (using the 1.0x multiple).

•	Transfer To CES. The Examiner considered the harm to CEOC caused by its loss of control over Total Rewards but stated that he could not identify any “nonspeculative” way to measure damages resulting from that harm. (Rep. at 58). The Noteholder Committee has developed a methodology that it asserts is nonspeculative, again based on control premiums of companies that are comparable to CEOC. According to the Noteholder Committee, applying a control premium in the range of 10.4% to 20.9% against the estimated total equity value of CEOC yields additional damages in the range of $549 million to $1.1 billion.

•	Disgorgement Of Fees Paid By CEOC To Conflicted Counsel. The Examiner concluded that Paul Weiss had a conflict of interest in representing both CEOC and CEC in certain of the transactions but determined that “any claim against Paul Weiss for damages would be weak” because “the evidence does not support a conclusion that Paul Weiss lawyers knowingly acted at any time to injure or prejudice CEOC or its creditors.” (Rep. at 14, 19). Whether or not that is an accurate assessment (the Noteholder Committee does not believe that it is), the Examiner apparently did not consider at least one remedy available to CEOC solely as a result of the conflict, even if other “damages” otherwise could not be established – disgorgement of fees paid by CEOC to Paul Weiss (either directly or indirectly through CEC). The Noteholder Committee estimates that during the relevant period, Paul Weiss received tens of millions of dollars in legal fees (including $6.1 million from CEOC in the ninety days prior to bankruptcy). To the extent paid by CEOC (directly or indirectly), the Noteholder Committee asserts that those amounts are recoverable. The same reasoning would apply to any amounts paid by CEOC to Friedman Kaplan, which represented both CEC and CEOC in New York state court litigation that sought a declaratory judgment that no fraudulent transfers or breaches of fiduciary duty occurred. (Rep. at 817-20).

Second, there are additional damages on claims where the Examiner did not account for indisputable facts (likely because he was not made aware of those facts). This category includes, for example, the value of the constructive fraudulent transfer claim arising from the transfer of trademarks in connection with the 2010 CMBS Refinancing. The Examiner regarded the merits of the claim as “strong,” Rep. at 31, but reduced the claim to “plausible” based on a potential statute of limitations defense. It does not appear, however, that the Examiner considered the fact that the complaint filed by WSFS in Delaware on August 4, 2014 included a fraudulent transfer claim regarding the same trademarks. Because the complaint was filed prior to the four year anniversary of the transfer, the statute of limitations is not an issue because section 544(b) of the Bankruptcy Code permits the estate to step into the shoes of WSFS as a creditor.51 The Examiner concluded that the damages resulting from the transfer of the trademarks ranged from $43 million to $123 million.

Third, the Examiner did not include additional damages that could be recovered if the transferees cannot establish their own good faith, which would entitle them to liens on the fraudulently-transferred properties (if returned) or offsets against the amount of damages claimed by the estate. With respect to the CERP transaction, the Examiner found that CEOC would have a reasonable case to assert lack of good faith, and on that basis, included an additional $129 million in the range of damages for that transfer. Rep. at 46. The Examiner found there to be a plausible case for lack of good faith in connection with the Growth transaction, which would increase damages by $360 million. Rep. at 42. The Examiner found a weak, but viable, case for lack of good faith with respect to the Four Properties transactions, which would result in an additional $1.815 billion of damages. Rep. at 61.

The Noteholder Committee believes that the case for lack of good faith as to all of the above transactions is strong or, at a minimum, reasonable. In focusing on whether the actions and knowledge of the Sponsors could be imputed to the transferees, the Examiner appears to have not given full consideration to whether the transferees were on “inquiry notice” of potential claims. Under recent Seventh Circuit law cited by the Examiner, see Rep., App. 5 at 35 n.167, a transferee does not act in good faith if it had “inquiry notice,” which the Seventh Circuit defined to be “awareness of suspicious facts that would have led a reasonable firm, acting diligently, to investigate further and by doing so discover wrongdoing.” Grede v. Bank of New York Mellon (In re Sentinel Mgmt. Grp., Inc.), 809 F.3d 958, 961 (7th Cir. 2016). The Examiner identified a number of “suspicious facts” that likely would lead to a finding of a lack of good faith. Rep. at 652. And there are other compelling and undisputed facts that do not appear to have been considered by the Examiner, such as the fact that Growth Partners received a letter on March 21, 2014 (prior to the closing) from Jones Day on behalf of second-lien noteholders asserting that the Four Properties transactions constituted a fraudulent transfer and breach of fiduciary duty. Rather than conduct any diligent investigation of the claims, as required under Sentinel, CAC instead issued a Form 8-K on March 26, 2014, just five days later, stating that “CGP strongly believes there is no merit to the Letter’s allegations and will defend itself vigorously and seek appropriate relief should any action be brought.” The Noteholder Committee submits that this response falls far short of the stringent standard for a showing of good faith established by the Seventh Circuit in Sentinel.

4.	Position of the Ad Hoc Group of 5.75% and 6.50% Notes[52]

On September 28, 2005 and June 9, 2006, respectively, Caesars Entertainment Operating Company, Inc.’s (“CEOC”) predecessor, Harrah’s Operating Company, Inc., issued (i) $750 million of 6.5% senior unsecured notes due 2016 (the “2016 Notes”) and (ii) $750 million of 5.75% senior unsecured notes due 2017 (the “2017 Notes”) (collectively, the “Senior Unsecured Notes”). The Senior Unsecured Notes were guaranteed by Caesars Entertainment Corporation’s (“CEC”) predecessor. The companies affirmatively chose to issue the Senior Unsecured Notes under a registration statement, which allowed them to sell the notes to a broad array of potential investors, including those investors (such as individual “moms and pops”) that did not qualify as “accredited investors.” Accordingly, the indentures for the Senior Unsecured Notes are governed by and subject to the Trust Indenture Act of 1939, 15 U.S.C. §§ 77aaa-77bbbb (the “Trust Indenture Act”). When issued, the Senior Unsecured Notes were investment grade.

[51]	In addition, the Examiner does not appear to have realized that Caesars License Company was and remains a pledgor of its assets under the various collateral agreements that secure CEOC’s debt, meaning that numerous creditors of CLC (“golden” or otherwise) existed then and now.
[52]	The Ad Hoc Group of 5.75% and 6.50% Notes provides this additional disclosure specifically regarding the Senior Unsecured Notes Transaction. The defined terms herein apply to this section only.

On August 12, 2014, CEOC and CEC entered into a private arrangement (the “Favored Noteholders Transaction”) with Aurelius Capital Management, LP, BlueCrest Capital Management (New York) LP, Angelo Gordon & Co, L.P., and Goldman Sachs & Co. (the “Favored Noteholders”), four large Wall Street players holding a slight majority of the outstanding Senior Unsecured Notes that were then held by non-affiliates of CEC and CEOC. The terms of the Favored Noteholders Transaction were memorialized in a Note Purchase and Support Agreement dated August 12, 2014 (the “Note Purchase Support Agreement”). Other holders of the Senior Unsecured Notes, including individual “retail” investors (collectively, the “Disenfranchised Noteholders”), were not permitted to participate in this transaction.

Pursuant to the Favored Noteholders Transaction, the Favored Noteholders agreed to exchange $155.4 million principal face amount of the Senior Unsecured Notes at par value for $155.4 million in cash. CEOC also paid the Favored Noteholders accrued and unpaid interest in cash on those exchanged notes, together with all legal and financial advisory fees and expenses of the Favored Noteholders. Finally, CEOC gave the Favored Noteholders new notes in exchange for any notes held by the Favored Noteholders that were not redeemed at par plus accrued interest. These new notes represented claims against CEOC only, which CEOC asserts will receive approximately 46 cents on the dollar as a recovery in the CEOC bankruptcy case.

Using CEOC’s recovery percentage of 46%, the following table summarizes the recoveries for the Favored Noteholders:

Notes	Notes Held by “Favored Noteholders” before August Transaction	Notes Purchased at Par from “Favored Noteholders” in August Transaction	New Notes Issued to “Favored Noteholders” in August Transaction on Essentially Same Terms But Without Guarantee	Recovery on New Notes from Distribution from CEOC assuming a 46% (i.e. 46 cents on the dollar) Distribution	Aggregate Recovery to “Favored Noteholders”	Percentage Recovery to “Favored Noteholders”
6.50% due 2016	$130.2 M	$89.4 M	$40.8 M	$18.77 M	$108.17 M	83.1%
5.75% due 2017	$107.6 M	$66.0 M	$41.6 M	$19.14 M	$85.14 M	79.1%

As part of the Favored Noteholders Transaction and in exchange for the consideration set forth above, the Favored Noteholders agreed to, among other things, the purported removal of CEC’s guarantees of the Senior Unsecured Notes. Accordingly, CEOC, CEC and The Law Debenture Trust Company of New York, as successor indenture trustee for all the noteholders, purported to amend the indentures governing the Senior Unsecured Notes to strip the guarantee provided by CEC. If the Favored Noteholders Transaction were to be given effect, the Disenfranchised Noteholders, including all the “mom and pop” retail holders, would be left with notes that had no rights to sue or collect upon the guarantees by CEC, even though they were not offered a chance to participate in the Favored Noteholders Transaction.

Some of the Disenfranchised Noteholders wrote to CEOC and CEC on August 14, 2014—more than a week before the closing of the Favored Noteholders Transaction—stating that “the proposed elimination of the Guarantee without the unanimous consent of all noteholders would constitute a clear violation of the Trust Indenture

Act.” CEOC was represented by Kirkland & Ellis LLP in this transaction, the same firm that represents CEOC as proponent of the plan. CEC was represented by Paul Weiss Rifkind Wharton and Garrison LLP (“Paul Weiss”). As the examiner found, Apollo Global Management, LLC (“Apollo”) negotiated this transaction for both CEOC and CEC. With actual knowledge about concerns over the Trust Indenture Act and with the assistance of sophisticated counsel, CEOC and CEC closed the Favored Noteholders Transaction on August 22, 2014.

The Examiner has characterized the Favored Noteholders Transaction as an “ugly transaction,” in which “one group of noteholders (constituting a slight majority of the notes held by non-related parties) [were] paid at a premium over market in exchange for agreeing to prejudice the remaining noteholders by eliminating the Bond Guarantee from the governing indentures.” Examiner’s Final Report, Vol. 1 at 69 [Docket No. 3406-1]. The Examiner summarized the Favored Noteholders Transaction as follows:

In the Examiner’s view, this was an ugly transaction. The Participating Noteholders—a small group of sophisticated investors—took advantage of the circumstances and purported differences in the indentures governing the Senior Unsecured Notes to cause CEC and CEOC to repurchase their Senior Unsecured Notes at par, which was substantially higher than the market prices available. To make matters worse, the Participating Noteholders agreed as part of the transaction to amend the indentures in ways that saddled the remaining noteholders with no Bond Guarantee and substantially diminished rights. Non-participating noteholders were neither given notice, nor the opportunity to participate in this debt buyback or to agree to the amendment to the note indentures (although the participating note holders were willing to allow others to participate). For their part, the Sponsors (Apollo in particular) negotiated this transaction on behalf of both CEC and CEOC, declined the opportunity to extend the offer to participate to all non-affiliated Senior Unsecured Noteholders, and frankly admitted during interviews that a principal, if not primary, purpose in entering into the transaction was to remove any uncertainty with respect to the release of the Bond Guarantee (as opposed to acting in the best interests of CEOC and its creditors).

Examiner’s Final Report, Vol. 14 at 824 [Docket No. 3401-13].

Following the consummation of the Favored Noteholders Transaction, certain Disenfranchised Noteholders filed suits against CEOC and CEC in the United States District Court for the Southern District of New York (the “SDNY Litigation”). Each suit seeks declarations that the Favored Noteholders Transaction: (1) violated Section 316(b) of the Trust Indenture Act of 1939; (2) breached the terms of the indentures governing the Senior Unsecured Notes; and (3) CEC’s guarantee obligations remain in place. Congress enacted Section 316(b) to prevent “[e]vasion of judicial scrutiny of the fairness of debt-readjustment plans” and to “place a check or control over the majority forcing on the minorities a debt-readjustment plan.” A3274 (1939 House Report No. 76-1016); A3337-38 (1939 Senate Report No. 76-248); A2371 (1938 House Subcommittee Hearings). These are the very rights certain Disenfranchised Noteholders are seeking to vindicate in the SDNY Litigation.

As discussed in Article V.T, the proposed Plan’s Third Party Release provides for a broad release of civil liability of certain third parties, including CEC, Apollo, Kirkland & Ellis LLP, Paul Weiss, the Special Governance Committee and others involved in the Favored Noteholders Transaction. In addition, given their role in negotiating, approving, and effectuating the Favored Noteholders Transaction, the members of the Special Governance Committee are conflicted with regard to their participation in any negotiations or settlement on behalf of CEOC whereby they seek to obtain a release of any civil liability flowing from their prepetition conduct. The Third Party Release would, if approved and given effect, release CEC from its guarantee of the Senior Unsecured Notes and moot the SDNY Litigation. Notwithstanding this release, the Plan does not provide for the Disenfranchised Noteholders to receive a recovery greater than other unsecured creditors who did not have guarantee rights against CEC.

In sum, if the Plan is confirmed and given effect, the Favored Noteholders, who are comprised of Aurelius Capital Management, LP, BlueCrest Capital Management (New York) LP, Angelo Gordon & Co, L.P., and Goldman Sachs & Co. will have received a 83.1% or 79.1% recovery, depending on the series of Senior Notes they hold, while the Disenfranchised Noteholders (including retail investors) will receive only 46% on the very same investment.

H.	Value of CEC Contributions

Millstein performed an analysis of the aggregate value of the contributions being made by CEC to the Estates under the Plan.53 As of May 18, 2016, Millstein estimates that the value of CEC’s contributions to the Plan is in the range of $1.9 billion to $6.3 billion, with a midpoint of $4.0 billion if Class F votes to reject the Plan, and in the range of $2.1 billion to $6.7 billion with a midpoint of $4.3 billion if Class F votes to accept the Plan. A more detailed description of the valuation range and the assumptions used by Millstein to formulate this range can be found in Exhibit C.

CEC believes the value of its contributions to the Estates is at the high end of the Millstein range and, depending on certain assumptions, exceeds Millstein’s range. Certain parties in interest, including the Ad Hoc Committee of Holders of 12.75% Second Priority Senior Secured Notes, assert that the contributions are at the low end of the range, and possibly below. The Debtors disagree and will be prepared to meet their burden to establish the value of the contributions at the confirmation hearing.

The Second Priority Noteholders Committee and Ad Hoc Committee of Holders of 12.75% Second Priority Senior Secured Notes have asserted that the contribution is inadequate because it is not entirely in cash, but instead includes, among other things, cash, securities, and credit support. The Debtors will be prepared to meet their burden on the appropriateness of the settlement at confirmation.

The Second Priority Noteholders Committee disagrees with Millstein’s perspective on the contribution and has asked the Debtors to include the following:

The Noteholder Committee disagrees with Millstein’s analysis of the aggregate value of the contributions by CEC and its affiliates to the Debtors’ estates. As set forth in greater detail in Exhibit C, the Noteholder Committee submits that the value of the contribution by CEC is below the low end of the range of value asserted by Millstein, even without taking into account the substantial value of the benefits that will be realized by CEC if the Plan were confirmed, including: 1) the release of CEC’s liabilities to third parties arising from CEC’s guaranty of more than $10 billion in debt issued by CEOC; 2) the tax savings to CEC if it remains in control of the Debtors; and 3) the right of first refusal given to CEC to operate and manage all properties acquired by PropCo. The Noteholder Committee believes that when the additional value to CEC is properly taken into account, the value of CEC’s net contribution to the Debtors and their creditors is less than $1 billion or perhaps even negative, which obviously is not adequate consideration to justify the release of potential claims belonging to the Debtors that, in the opinion of the Noteholder Committee, have a value in a range from $8.1 billion to $12.6 billion.

I.	The Second Lien Standing Motion

On May 13, 2016, the Second Priority Noteholders Committee filed the Motion of Noteholder Committee for Order Granting Standing to Commence, Prosecute, and Settle Claims on Behalf of the Debtors’ Estate [Docket No. 3694] (the “Second Lien Standing Motion”). The Second Lien Standing Motion seeks derivative standing to pursue claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, and other claims against CEC, certain of CEC’s and CEOC’s officers and directors, the Sponsors, and others. The Second Lien Standing Motion asserts that the Special Governance Committee lacks sufficient independence to bring or compromise the

[53]	The Debtors previous Investment Banker, Perella Weinberg Partners LP (“Perella”), prepared the Debtors’ contribution analysis at the time the Debtors initially entered into the Bond RSA in December 2014.

Estate Claims. The Debtors vigorously dispute, among other things, the Second Priority Noteholders Committee’s assertions that the Special Governance Committee and the Debtors have not been faithful stewards of the Estates and will respond accordingly. On May 19, 2016, the Bankruptcy Court entered an order establishing a briefing schedule on the Second Lien Standing Motion, which culminated with a hearing on the matter on July 20, 2016. On May 23, 2016, the Second Priority Noteholders Committee issued discovery requests to seven different parties, which the Second Priority Noteholders Committee has asserted was in connection with the Second Lien Standing Motion. In connection with this discovery request, the Debtors filed an emergency motion seeking to continue the standing motion until after entry of an order confirming or denying confirmation of the Plan (or such earlier date that the Debtors cease prosecution of the Plan) or, in the alternative, to amend the briefing schedule to result in a hearing on the Second Lien Standing Motion on October 19, 2016 [Docket No. 3837] (the “Continuation Motion”). The Second Priority Noteholders Committee [Docket No. 3929] and the Ad Hoc Group of 5.75% and 6.50% Senior Unsecured Notes [Docket No. 3947] filed objections to the Continuation Motion. At a hearing on June 7, 2016, the Bankruptcy Court extended the discovery schedule and set the Second Lien Standing Motion for hearing on September 21, 2016.

J.	Development of the Proposed Restructuring and Plan

Before filing the Chapter 11 Cases, the Debtors worked diligently and tirelessly to reach a consensual restructuring agreement with their creditors. The initial result of these efforts was the Prepetition RSA entered into by the Debtors and a significant portion of the Debtors’ creditors on December 19, 2014. The Prepetition RSA, which is described in more detail in Article III.E above, allowed the Debtors to enter the chapter 11 process with the support of a key creditor group and locked in a baseline deal structure to facilitate further negotiations with the Debtors’ creditors during the Chapter 11 Cases. Indeed, since the Petition Date, the Debtors, through Millstein, engaged in numerous negotiations with certain holders of Claims against the Debtors in an effort to reach a mutual agreement regarding a consensual resolution of the Chapter 11 Cases. These efforts, described in further detail below, resulted in the RSAs (as defined below) which form the baseline recoveries for the proposed restructuring presented by the Plan.

1.	The First Lien Notes RSA

The Prepetition RSA contained various milestones that the Debtors were required to meet. Although the Debtors were unable to meet certain of these milestones during the Chapter 11 Cases, the Prepetition RSA remained effective while discussions among the parties thereto continued apace. These discussions led to certain amendments to the Prepetition RSA, which were embedded in the Fourth Amended and Restated Restructuring Support and Forbearance Agreement, dated as of July 31, 2015, and in a Fifth Amended and Restated Restructuring Support and Forbearance Agreement, dated as of October 7, 2015 (the “First Lien Notes RSA”). See Caesars Entertainment Corporation, Report on Form 8-K (October 8, 2015). The First Lien Notes RSA is supported by over 80 percent of the First Lien Noteholders (the “First Lien Consenting Noteholders”).

Pursuant to the First Lien Notes RSA, the First Lien Consenting Noteholders agreed to, among other things, support and vote their claims in favor of the “Restructuring” as described in the First Lien Notes RSA, forbear from exercising certain default-related rights and remedies under the indentures governing the First Lien Notes, and not transfer their Secured First Lien Notes Claims or Prepetition Credit Agreement Claims unless the transferee agrees to be bound by the terms of the First Lien Notes RSA. In addition, any litigation between CEOC, CEC, their respective directors, and any of the First Lien Consenting Noteholders was adjourned, stayed, and/or dismissed without prejudice after January 15, 2015, in accordance with the First Lien Notes RSA. The Debtors were required to meet or comply with various material milestones under the First Lien Notes RSA relating to the timing of filing motions with the Bankruptcy Court as well as the entry of orders with respect to certain aspects of the Chapter 11 Cases. The First Lien Consenting Noteholders have a right to terminate the First Lien Notes RSA if certain milestones are not met, as modified or amended by forbearance agreements, during the pendency of the Chapter 11 Cases. Although the Debtors have not met all such case milestones, and therefore the First Lien Consenting Noteholders have the right to terminate the First Lien Notes RSA at any time, the First Lien Notes RSA has not been terminated as of the date hereof.

Importantly, while the Plan incorporates the proposed structure contemplated by the First Lien Notes RSA as well as many of the distributions contemplated thereby, the Plan does not include all terms of the First Lien Notes RSA. The economic terms of the Plan with respect to First Lien Noteholders are materially improved as compared with those contemplated by the First Lien Notes RSA, but they are not entirely consistent with the “Restructuring” described in the First Lien Notes RSA and therefore it is possible that the First Lien Consenting Noteholders may terminate the First Lien Notes RSA or choose not to support the Plan.

The Debtors and CEC remain in negotiations with the counsel to the Ad Hoc Committee of First Lien Noteholders and certain holders of First Lien Notes Claim over the terms of a Sixth Amended and Restated Restructuring Support Agreement. Those negotiations remain ongoing as of the date hereof. If such an agreement is reached, the agreement may provide for certain modifications to the Plan, including, among other things, the following:

•	Some amount of Additional CEC Bond Consideration may be issued to Holders of Secured First Lien Notes Claims in the event that the Holders of Second Lien Notes Claims in Class F vote as a Class to reject the Plan, subject to certain crediting against payment of the Debtors’ Available Cash remaining on the Effective Date pursuant to the Cash Collateral Order.

•	Subject to agreed milestone extensions, the Plan may be amended to include a condition precedent to the Effective Date that the Bond RSA shall not have been terminated, which condition shall be subject to waiver by the Requisite Consenting Bond Creditors.

•	CEC may make an additional payment to the financial advisor to the Ad Hoc Committee of First Lien Noteholders, subject to the payment being credited against the Additional CEC Bond Consideration.

It is possible that the Debtors and CEC will not reach agreement with the Ad Hoc Committee of First Lien Noteholders and the Holders of First Lien Notes Claims on a Sixth Amended and Restated Restructuring Support Agreement and none of these terms will become part of the Plan. It is also possible that these terms will be materially different if the parties ultimately reach an amended restructuring support agreement.

2.	The First Lien Bank RSA

At several points, both before and during the Chapter 11 Cases, the Debtors and certain Holders of Prepetition Credit Agreement Claims met to negotiate terms under which such Holders would support a consensual restructuring transaction in line with that contemplated under the Prepetition RSA. In March and April of 2015, the Debtors and CEC made substantial progress with the First Lien Consenting Bank Lenders, which led to an agreement in principle. The parties, however, were ultimately unable to finalize documentation due to a number of issues. See Caesars Entertainment Corporation, Report on Form 8-K (April 20, 2015).

By the end of summer 2015, however, the Debtors, CEC, and certain Holders of Prepetition Credit Agreement Claims (the “First Lien Consenting Bank Lenders”) reengaged and this time, in the wake of the newly amended First Lien Notes RSA, came to terms on a significant agreement. Specifically, on August 21, 2015, CEOC and CEC entered into a Restructuring Support and Forbearance Agreement (as amended from time to time, the “Bank RSA”) with the First Lien Consenting Bank Lenders. See Caesars Entertainment Corporation, Report on Form 8-K (August 24, 2015). With few exceptions, the terms of the Bank RSA are consistent with the terms of the First Lien Notes RSA.

Under the Bank RSA, the First Lien Consenting Bank Lenders agreed to, among other things, support and vote their claims in favor of the Plan, forbear from exercising certain default-related rights and remedies under the Prepetition Credit Agreement, not take any actions materially inconsistent with the Plan or the Restructuring Transactions proposed therein, and not transfer their Secured First Lien Notes Claims or Prepetition Credit Agreement Claims unless the transferee agrees to be bound by the terms of the Bank RSA. Additionally, each First Lien Consenting Bank Lender that executes the Bank RSA must sell 100 percent of its respective Prepetition Credit Agreement Claims that survive the effective date of the Plan to CEC in exchange for an amount equal to the “Purchase Price” (as defined in the Bank RSA). Such sale will include consent to the termination and release of CEC’s Guaranty and Pledge Agreement with respect to the Prepetition Credit Agreement and the termination and release of all of CEC’s obligations under the Prepetition Credit Agreement and Guaranty and Pledge Agreement.

The release and termination will become effective immediately prior to (but subject to the occurrence of) the effectiveness of the Plan (including the payment of all amounts to be distributed to Holders of Prepetition First Lien Bank Claims under the Plan) and payment of the Purchase Price.

The Bank RSA also contemplated that, on the later of (a) 10:00 a.m., prevailing Eastern Time, on September 8, 2015, and (b) the date that at least two-thirds of Holders of Prepetition Credit Agreement Claims (excluding Swap and Hedge Claims) executed the Bank RSA (or agreed to abide by its material terms), CEC was required to pay the First Lien Consenting Bank Lenders executing the Bank RSA by such date such parties’ pro rata share of a $62.5 million upfront payment. On September 4, 2015, two-thirds of First Lien Consenting Bank Lenders had executed the Bank RSA, and therefore CEC became obligated to make the payment to all First Lien Consenting Bank Lenders that executed the Bank RSA on or before 10:00 a.m., prevailing Eastern Time, on September 8, 2015. This upfront payment by CEC will be credited against the Purchase Price received by the applicable Holder in connection with a settlement among CEC, CEOC, and the First Lien Consenting Bank Lenders regarding CEC’s guarantees of collection under the Prepetition Credit Agreement.

Additionally, each First Lien Consenting Bank Lender will be entitled to receive the RSA Forbearance Fees (as defined in the First Lien Notes RSA) on account of any First Lien Bond Claims that such First Lien Consenting Bank Lender held at 11:59 p.m., prevailing Eastern Time, on January 15, 2015 (and that were still held by such First Lien Consenting Bank Lender at the time they executed the Bank RSA) as if such First Lien Consenting Bank Lender were a Forbearance Fee Party (as defined in the First Lien Notes RSA).

The Bank RSA is supported by Holders of more than 80 percent of the Prepetition Credit Agreement Claims.

Similar to the First Lien Notes RSA, the Debtors were required to meet or comply with various material milestones under the Bank RSA relating to the timing of filing motions with the Bankruptcy Court as well as the entry of orders with respect to certain aspects of the Chapter 11 Cases. The First Lien Consenting Bank Lenders have a right to terminate the Bank RSA if certain milestones are not met, as modified or amended by forbearance agreements, during the pendency of the Chapter 11 Cases. The Debtors missed certain of these case milestones during the Chapter 11 Cases, and therefore, during the mediation process, the Debtors, CEC, and the First Lien Consenting Bank Lenders engaged in negotiations regarding amendments to the Bank RSA to reaffirm the support for the Plan from the Holders of Prepetition Credit Agreement Claims.

These negotiations ultimately were successful, and on June 20, 2016, certain First Lien Consenting Bank Lenders, CEC, and CEOC agreed to amend the Bank RSA (the “Amended Bank RSA”). See Caesars Entertainment Corporation, Report on Form 8-K (June 21, 2016). Pursuant to the Amended Bank RSA, the First Lien Consenting Bank Lenders have reaffirmed their support of the restructuring contemplated by the Plan. The Amended Bank RSA went effective on June 21, 2016. See Caesars Entertainment Corporation, Report on Form 8-K (June 22, 2016). Pursuant to the Amended Bank RSA, the Debtors and CEC agreed to the following provisions:

•	If the Effective Date of the Plan has not occurred by January 1, 2017 and the Holders of Second Lien Notes Claims vote, as a class, to accept the Plan, CEC has agreed to pay the First Lien Bank Lenders $10 million per month (earned on the first day of each month) until the earlier of the Effective Date and June 30, 2017, which amount CEC will pay to the Debtors to distribute to the Holders of all Prepetition Credit Agreement Claims.

•	To the extent that the “Additional CEC Consideration” under the June 6, 2016, version of the Plan [Docket No. 3951] (the “June 6 Plan”) is increased, CEC will increase the amount of the Additional CEC Bank Consideration (set forth above) by a percentage equal to the amount by which the Additional CEC Consideration has been increased. Similarly, to the extent the consideration being received by the Holders of First Lien Notes Claims is increased as compared to the treatment provided to such Holders in the June 6 Plan, CEC has agreed to increase the consideration being received by the Holders of Prepetition Credit Agreement Claims by the same amount of consideration and subject to the same terms of any such increase to the Holders of First Lien Notes Claims.

•	The Debtors agreed to file and prosecute a motion for, and use commercially reasonable efforts to obtain, an order that would authorize the Debtors to pre-pay $300 million in Cash to the Holders of Prepetition Credit Agreement Claims, which amount will reduce on a dollar-for-dollar basis the $705 million in Cash to be received by the Holders of Prepetition Credit Agreement Claims under the Plan.

•	The Debtors and CEC agreed to refrain from entering into any other agreement (including a restructuring support agreement) with any ad hoc committee or group or the Official Committee of Second Priority Noteholders that includes agreement terms more favorable than the terms set forth in the Amended Bank RSA.

•	CEC agreed to pay on the Effective Date the RSA Forbearance Fee to certain First Lien Bank Lenders on the terms and conditions set forth in the Amended Bank RSA (up to an aggregate cap of $3 million).

The Plan includes the improved recoveries to the Holders of Prepetition Credit Agreement Claims set forth in the Amended Bank RSA.

3.	The SGN RSA

On June 7, 2016, the Debtors and CEC reached agreement with certain Holders of the Subsidiary-Guaranteed Notes Claims on the terms of a restructuring support agreement (the “SGN RSA”). The SGN RSA was the result of several months of good-faith negotiations between CEC, CEOC, each Subsidiary Guarantor, and certain Holders of Subsidiary-Guaranteed Notes Claims regarding potential plan treatments for Subsidiary-Guaranteed Notes Claims and a global resolution of certain litigation in connection therewith, including the 1111(b) Claim Objections (as defined herein), the potential existence of significant unencumbered assets at certain of the Subsidiary Guarantors, the assertion by the Holders of Subsidiary-Guaranteed Notes Claims that such Claims are entitled to postpetition interest due to the recoveries at certain of the Subsidiary Guarantors owning such assets, with ongoing operations, or that hold Estate Claims, the rights of the Holders of Subsidiary-Guaranteed Notes Claims in a hypothetical chapter 7 liquidation, and alleged uncertainty and potential litigation related to the Subsidiary-Guaranteed Notes Intercreditor Agreement. The advisors to the Consenting First Lien Bank Lenders and the Consenting First Lien Noteholders were kept apprised of these discussions due to these intercreditor issues. The SGN RSA resolves these myriad issues among CEOC, each Subsidiary Guarantor, CEC, and Holders of Subsidiary-Guaranteed Notes Claims. Notably, however, the SGN RSA was contingent on the Holders of at least 66.67 percent of Subsidiary-Guaranteed Notes Claims agreeing to the SGN RSA on or before June 30, 2016 (which date could be extended one time for a further 30 days at the sole discretion of the Debtors and CEC). On June 21, 2016, SGN RSA was amended (the “SGN RSA Amendment”) and, as amended, became effective upon the waiver by the Debtors and CEC of the requirement that Holders of at least 66.67 percent of Subsidiary-Guaranteed Notes Claims sign the SGN RSA because, as of such date, Holders of greater than 65% percent of such Claims had executed the SGN RSA. See Caesars Entertainment Corporation, Report on Form 8-K (June 22, 2016).

The SGN RSA requires the following: (a) the allowance of Subsidiary-Guaranteed Notes Claims against CEOC and each Subsidiary Guarantor in the aggregate principal amount of approximately $502 million, (b) regardless of whether holders of Subsidiary-Guaranteed Notes Claims vote to accept or reject the Plan, the distribution of $116,810,000 of New CEC Convertible Notes and OpCo Series A Preferred Stock to be exchanged pursuant to the CEOC Merger for 4.122% of New CEC Common Equity on a fully diluted basis (giving effect to the issuance of the New CEC Convertible Notes but not taking into account any dilution from any New CEC Capital Raise) (subject to increase based on any Improved Recovery Event (as set forth more fully herein) on account of such Allowed Subsidiary-Guaranteed Notes Claims), (c) reimbursement of the reasonable and documented fees and expenses (including advisors’ fees) of the Subsidiary-Guaranteed Notes Indenture Trustee, (d) the waiver by Holders of First Lien Notes Claims and Prepetition Credit Agreement Claims, and their respective trustees and/or agents, of the turnover provisions of the Subsidiary-Guaranteed Notes Intercreditor Agreement, and (e) the stay of the Wilmington Trust SDNY Action within five days of the effective date of the SGN RSA, the stay of the Subsidiary-Guaranteed Notes Indenture Trustee’s appeal of the 1111(b) Order (as defined herein), and the waiver of, among other things, any asserted rights by the Holders of Subsidiary-Guaranteed Notes Claims to postpetition interest on account of their Subsidiary-Guaranteed Notes Claims. The Plan incorporates the terms of the SGN RSA (through the Subsidiary-Guaranteed Notes Settlement), including the waiver by the Holders of First Lien Notes Claims and Prepetition Credit Agreement Claims, and their respective trustees and/or agents, of their rights under the turnover provisions of the Subsidiary-Guaranteed Notes Intercreditor Agreement.54

[54]	As noted in Article V.F.9, as of the date hereof, Holders of Secured First Lien Notes Claims have not agreed to waive their turnover rights, and have taken the position that the Debtors cannot direct the waiver of such rights without such Holders’ agreement.

Confirmation of the Plan shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code, of the Subsidiary-Guaranteed Notes Settlement.

4.	The CEC RSA and CAC RSA

On June 7, 2016, the Debtors reached agreement with CEC on the terms of a restructuring support, settlement, and contribution agreement. The CEC RSA was the culmination of negotiations with CEC since before the commencement of these chapter 11 cases, and requires CEC to support the Plan and take all actions necessary or appropriate to consummate the Plan, including, among other things, (a) issuing the New CEC Convertible Notes, (b) issuing up to 52.7 percent of the New CEC Common Equity (including the New CEC Common Equity issuable pursuant to the New CEC Convertible Notes), (c) commencing and consummating any New CEC Capital Raise to fund New CEC’s contributions under the Plan, (d) negotiating and entering into a definitive merger agreement to effectuate the CEC–CAC Merger and obtain an agreement by the Sponsors to approve the Merger, in each case, reasonably acceptable to the Debtors by June 30, 2016, (e) purchasing 100 percent of the OpCo Common Stock for $700 million in cash and, if applicable, 5 percent of the PropCo Common Equity for $91 million, and (f) contributing and/or distributing cash as required by the Plan, including the New CEC Cash Contribution and the cash proceeds from the New CEC Capital Raise to be used to fund the consummation of the Plan. CEC may terminate the CEC RSA if, among other things, there is not a stay of the Parent Guarantee Litigation in effect at any time after June 15, 2016, the Debtors’ Disclosure Statement is not approved by June 30, 2016, the Plan is not confirmed by January 31, 2017, the Effective Date has not occurred by December 31, 2017, or the Class of Holders of either Prepetition Credit Agreement Claims or Secured First Lien Notes Claims votes to reject the Plan.

In addition, the CEC RSA also provides that either the Debtors or CEC may terminate the CEC RSA if CAC fails to execute a joinder to the CEC RSA by June 17, 2016. This condition was satisfied on June 12, 2016, when the Debtors reached agreement with CAC on the terms of a restructuring support agreement (the “CAC RSA,” and, together with the First Lien Notes RSA, the Bank RSA, the SGN RSA, and the CEC RSA, the “RSAs”). CEC also executed the CAC RSA solely to agree that it constituted a CAC joinder as required by the CEC RSA. With few exceptions, CAC’s rights and obligations under the CAC RSA are substantially similar to CEC’s rights and obligations under the CEC RSA, including with respect to CAC’s obligations to support the Plan and take all actions necessary or appropriate to consummate the Plan. Under the CAC RSA, CAC must keep the Debtors updated of the status of and any material developments with respect to potential CIE transactions and agreed to provide the Debtors written notice at least 30 days prior to the consummation of any CIE transaction. Nothing in the CAC RSA limits the Debtors’ rights to seek to protect important estate claims with respect to CIE or CIE’s assets. In addition, CAC may not independently terminate the CAC RSA if there is not a stay of the Parent Guarantee Litigation in effect at any time after June 15, 2016—they may only do so if CEC first terminates the CEC RSA.

5.	The Proposed Second Lien RSA

On July 20, 2015, CEOC and CEC announced a Restructuring Support and Forbearance Agreement (the “Second Lien RSA”) with Holders of a significant amount of the Second Lien Notes Claims (the “Second Lien Consenting Creditors”). The Second Lien RSA provided significantly improved recoveries—driven primarily by enhanced contributions from CEC to the Debtors’ Estates—for Holders of Second Lien Notes Claims (and potentially all Non-First Lien Claims) compared to those set forth in the Bank RSA and First Lien Notes RSA. The Second Lien RSA never became effective, however, because Holders of at least 50.1 percent of the Second Lien Notes Claims failed to execute the Second Lien RSA by September 18, 2015—the deadline to do so. Although the Second Lien RSA never became effective, the Debtors have used certain of CEC’s proposed additional contributions to the Debtors’ Estates under the Second Lien RSA as an important point of reference for CEC’s additional contributions and the enhanced creditor recoveries available under the Plan, including the New CEC Convertible Notes to be distributed to creditors pursuant to the terms of the Plan.

6.	The Debtors’ Previously Filed Plans of Reorganization

Based on these various restructuring support agreements, the Debtors have filed two prior chapter 11 plans of reorganization. The Debtors filed their original plan of reorganization on March 2, 2015 [Docket No. 555] (the “Original Plan”). The Original Plan was based on the Prepetition RSA, and largely incorporated its terms. In fact, the Original Plan was filed, in part, to meet a milestone under the Prepetition RSA and was meant to ensure that the restructuring contemplated by the Prepetition RSA would be used as a platform for negotiations during the Chapter 11 Cases. Indeed, the Debtors were in active negotiations with certain of their creditor constituents at the time of the filing of the Original Plan in an effort to strengthen support of a plan of reorganization. That platform generally revolved around a global settlement construct, which required significant contributions from CEC to support a near-term creditor recoveries and the Debtors’ business’s separation into a REIT structure—the same framework contemplated by the Plan discussed herein.

After months of arm’s-length, good-faith negotiations that resulted in the Debtors’ agreement with the Consenting First Lien Noteholders on the amendments embodied in the First Lien Notes RSA, the First Lien Bank Lenders on the terms of the Bank RSA, and with Holders of a significant amount of the Second Lien Notes Claims, the Debtors moved quickly to document the revisions to the Original Plan contemplated by these restructuring agreements. Thus, on October 7, 2015, the Debtors filed their first amended chapter 11 plan of reorganization [Docket No. 2402] (the “First Amended Plan,” and together with the Original Plan, the “Previous Plans”). The First Amended Plan was a significant achievement at the time, and it greatly improved stakeholder recoveries and ensured increased contributions from CEC to the Debtors’ Estates. In total, the First Amended Plan locked in commitments by CEC to contribute $450 million of New CEC Convertible Notes to the Debtors’ restructuring, as well as the waiver of certain recoveries CAC would otherwise be entitled and additional equity or cash contributions to the Debtors’ junior creditors.

Although the Debtors had the support of approximately $12 billion of their capital structure for the First Amended Plan, the Bankruptcy Court denied the Debtors’ request to move forward with a confirmation process for the First Amended Plan because, among other things, the Examiner had not yet issued the Examiner Report. Given these delays, the Debtors continued to negotiate and discuss plan structures with all stakeholders. These negotiations (including the restructuring support agreements described above and the agreements described below)—coupled with the results of the SGC Investigation—have resulted in the currently proposed Plan.

As the most-recent negotiations unfolded during the ongoing mediation process, the Debtors filed several iteration of their currently proposed Plan. Each iteration reflected the status of negotiations among key stakeholders at the time filed. The key components of each iteration included, among other things:

•	April 4, 2016 Version. The version of the Plan filed on April 4, 2016, provided the framework for materially improved recoveries to the Debtors’ creditors, including increasing the face amount of New CEC Convertible Notes to be issued from $450 million to $1 million, providing for the contribution of New CEC Common Equity to certain creditors, and separate treatment for general unsecured creditors at the BIT Debtors. To facilitate the Debtors’ mediation process, however, and at the request of several parties to the mediation and at the strong recommendation of the Mediator, the Debtors agreed to temporarily file the Plan and Disclosure Statement with certain numbers, values, and exhibits omitted.

•	May 18, 2016 Version. The version of the Plan filed on May 18, 2016, included the numbers, values, and exhibits that were previously omitted, incorporated the terms of the SGN Settlement, and provided for separate classification of unsecured creditors, based on the present status of negotiations with the Unsecured Creditors Committee. This version, however, included a potential funding gap in the event the Holders of Second Lien Claims voted to accept the Plan.

•	May 27, 2016 Version. The version of the Plan filed on May 27, 2016, modified certain creditor recoveries to resolve the funding gap present in the May 18, 2016 version of the Plan. This version also noted that the Debtors were engaged in ongoing discussions with the Unsecured Creditors Committee regarding Claim classification issues related to disputed, contingent, and unliquidated Claims, as well as the creation of a potential convenience class.

•	June 6, 2016 Version. The version of the Plan filed on June 6, 2016, provided a revised classification structure for unsecured creditors (based on the present status of negotiations with the Unsecured Creditors Committee) to account for different rights of each group of creditors, and created a convenience class of unsecured creditors that would receive only cash instead of securities.

•	June 15, 2016 Version. The version of the Plan filed on June 15, 2016, provided information regarding the SGN RSA (including the Subsidiary Guaranteed Notes Settlement), CEC RSA, and CAC RSA, and revised the Disclosure Statement to include the terms thereof. Additionally, this version updated the classification structure for unsecured creditors (based on the present status of negotiations with the Unsecured Creditors Committee) to account for claims covered by insurance.

7.	Bank Guaranty Settlement Overview

As described above, the Debtors have been engaged in negotiations with certain Holders of Prepetition Credit Agreement Claims since before the Petition Date. The Holders of Prepetition Credit Agreement Claims have asserted distinct rights in the Chapter 11 Cases with respect to the Debtors’ Estates and also CEC. Specifically, the Holders of Prepetition Credit Agreement Claims have asserted that they are entitled to postpetition interest, which entitlement would depend, in part, on whether the Prepetition Credit Agreement Claims are over- or under-secured. This issue of postpetition interest affects both the Debtors and CEC due to the Guaranty and Pledge Agreement, pursuant to which CEC agreed to a guaranty of collection in favor of the Prepetition Credit Agreement Claims. Moreover, the Holders of Prepetition Credit Agreement Claims also have the ability to enforce the Subsidiary-Guaranteed Notes Intercreditor Agreement and the Second Lien Notes Intercreditor Agreement against the Holders of Subsidiary-Guaranteed Notes Claims and Second Lien Notes Claims, respectively, which has affected the Debtors’ ability to reach agreement with junior stakeholders subject to those intercreditor agreements.

Through their ongoing settlement discussions, including those related to the mediation process described in Article IV.M below, the Debtors and CEC have reached agreement with the Consenting First Lien Bank Lenders regarding these postpetition interest and intercreditor issues (the “Bank Guaranty Settlement”). Under the Bank Guaranty Settlement, which will be deemed approved by Holders of Prepetition Credit Agreement Claims through the affirmative vote of such Holders to accept the Plan, on the Effective Date, the Debtors will pay postpetition interest based on a formula set forth in the Plan (the Bank Guaranty Settlement Purchase Price) to all Holders of Prepetition Credit Agreement Claims. This payment resolves whether postpetition interest is due and whether interest is at the default or contract rate, as well as facilitates the release of the Guaranty and Pledge Agreement and the waiver of the Holders of Prepetition Credit Agreement Claims’ turnover rights under the Subsidiary-Guaranteed Notes Intercreditor Agreement and the Second Lien Notes Intercreditor Agreement. To enable this settlement, on the Effective Date, CEC (or New CEC) shall contribute the Bank Guaranty Settlement Purchase Price to the Debtors. Confirmation of the Plan shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code, of the Bank Guaranty Settlement

The Bank Guaranty Settlement is largely built on the economic terms of the Bank RSA but, unlike the Bank RSA, is available to all Holders of Prepetition Credit Agreement Claims and not just the Consenting First Lien Bank Lenders. The Debtors believe that the Bank Guaranty Settlement benefits the Estates because, among other things, it reduces the Debtors’ liability to the Holders of Prepetition Credit Agreement Claims for the benefit of the Debtors’ junior creditors, including the Holders of Subsidiary-Guaranteed Notes Claims and the Second Lien Notes Claims (who benefit from the waiver of their respective intercreditor agreements), without requiring additional Cash from the Estates since the Bank Guaranty Settlement Purchase Price is being contributed to the Debtors by CEC (or New CEC).

8.	Unsecured Creditors Committee Support of the Plan

Throughout the Chapter 11 Cases, the Unsecured Creditors Committee has sought to protect the rights of its varied constituents. Among other groups, the Unsecured Creditors Committee represents creditors with ongoing business relations with the Debtors and their non-Debtor Affiliates, personal injury claimants and other litigation counterparties (such as Hilton, as described more fully herein at Article IV.S.4), contract rejection counterparties, current and former employees with claims on account of the Debtors’ Deferred Compensation Plan (as defined herein and discussed more fully below) and the Supplemental Employee Retirement Plan, the National Retirement Fund (the “NRF”) and its withdrawal liability claims (as described more fully herein at Article IV.S.3), the Holders of Subsidiary-Guaranteed Notes Claims, and the Holders of the Senior Unsecured Notes Claims. Certain of these claimants not only have Claims against the Debtors, but also assert claims and Causes of Action against CEC (including on account of the Parent Guaranty Litigation).

During the Chapter 11 Cases, the Unsecured Creditors Committee has argued that its constituents are entitled to greater recoveries on account of the Estate Claims and what the Unsecured Creditors Committee asserts are substantial unencumbered assets (including the Debtors’ Cash). The Debtors have engaged in extensive discussions with the Unsecured Creditors Committee regarding its theories as to why certain of the Debtors’ assets may or may not be unencumbered and the recovery waterfall for unsecured creditors vis-à-vis other creditors in the Debtors’ capital structure. The Unsecured Creditors Committee has been clear in conversations with the Debtors and CEC that it would fight confirmation of any chapter 11 plan that did not account for the arguments raised by the Unsecured Creditors Committee. As a result of the Debtors’ and CEC’s settlement discussions with the Unsecured Creditors Committee, including those related to the mediation process described in Article IV.M below, the Unsecured Creditors Committee, the Debtors, and CEC executed a restructuring support agreement (the “UCC RSA”) on June 22, 2016. The UCC RSA provides for the following terms and conditions, including the recoveries available to unsecured creditors under the Plan:

•	Holders of Undisputed Unsecured Claims, Disputed Unsecured Claims, Insurance Covered Unsecured Claims, Convenience Unsecured Claims, and Senior Unsecured Notes Claims will be classified separately to account for different rights of each group of creditors. Holders of Undisputed Unsecured Claims and Senior Unsecured Notes Claims will receive a recovery equal to approximately 46% (midpoint) of their Allowed Claim Amount if their respective Class votes to accept the Plan and a recovery equal to approximately 30% (midpoint) if it votes to reject the Plan.[55] Holders of Disputed Unsecured Claims, Insurance Covered Unsecured Claims, and Convenience Unsecured Claims will receive a recovery equal to approximately 46% (midpoint).[56]

•	Holders of Undisputed Unsecured Claims, Disputed Unsecured Claims, Insurance Covered Unsecured Claims, Convenience Unsecured Claims, and Senior Unsecured Notes Claims will be granted improved recoveries equal to any improved recovery percentage the Debtors, CEC, or third parties agree to provide to the Holders of Second Lien Notes Claims that are in excess of current recoveries under the proposed Plan (whether such recoveries are provided in the Plan or through some other source).

•	Holders of Subsidiary-Guaranteed Notes Claims must be treated consistent with the SGN RSA.

•	The NRF’s claims must be settled and all documentation related to such settlement must be in a form and substance acceptable to the NRF.

•	The Unsecured Creditors Committee shall have an unconditional “fiduciary out” to remove its support of the Plan.

[5][5]	The Unsecured Creditors Committee has reserved the right to object to the Plan if the Class of Undisputed Unsecured Claims vote to reject the Plan and would therefore receive a recovery equal to approximately 30% (midpoint).
[5][6]	These recoveries are based on CEC’s valuation of the New CEC Common Equity and New CEC Convertible Notes. Under the Plan, the Debtors have estimated that the recoveries are 44% (midpoint) and 27.5% (midpoint), as applicable.

•	No further changes shall be made to securities or recoveries made available to other creditors that will impair the value of securities to be received by Holders of Undisputed Unsecured Claims, Disputed Unsecured Claims, Insurance Covered Unsecured Claims, Convenience Unsecured Claims, Senior Unsecured Notes Claims, Subsidiary-Guaranteed Notes Claims, and General Unsecured Claims against the BIT Debtors.

•	On and after the Effective Date, the Unsecured Creditors Committee (with the assistance of its attorneys and financial advisors) will monitor the claims resolution process and the distributions to Holders of Claims in Class H, Class I, Class J, Class K, and Class L on terms to be agreed upon by the Debtors, CEC, and the Unsecured Creditors Committee before the Effective Date, provided, that as consideration for carrying out all the Unsecured Creditors Committee’s post-Effective Date rights and duties, including the claims resolution process and distribution monitoring, the Reorganized Debtors shall pay the amount of $4,000,000 to the respective Unsecured Creditor Committee Members, based on the written allocations and instructions from the Unsecured Creditors Committee or one or both of its co-chairpersons, reflecting the Unsecured Creditors Committee Members’ respective agreements to incur the required costs and efforts to carry out the Unsecured Creditors Committee’s post-Effective Date rights and duties, which payment shall be made by the Reorganized Debtors at any time from the Effective Date through 365 days after the Effective Date, provided, further, that the Reorganized Debtors shall pay the Unsecured Creditors Committee’s legal and financial advisors for their reasonable and documented fees and expenses incurred in connection with the Unsecured Creditors Committee’s post-Effective Date rights and duties.

•	On the Effective Date and subject to the effectiveness of a restructuring support agreement with the Unsecured Creditors Committee, the Debtors shall reimburse the reasonable and documented fees and expenses of the Senior Unsecured Notes Indenture Trustee (including reasonable and documented attorney’s fees and expenses) incurred in connection with the Chapter 11 Cases.

*    *    *    *    *

The Debtors have spent significant time negotiating with their creditors and CEC both before and after the commencement of the Chapter 11 Cases, which has led to the Plan. The proposed Plan calls for greatly increased CEC contributions, including $1 billion of New CEC Convertible Notes and up to another 40.9 percent of New CEC Common Equity (for a total of 53.1 percent of aggregate New CEC Common Equity available under the Plan after accounting for the potential conversion of New CEC Convertible Notes to New CEC Common Equity), each of which will be distributed to the Debtors’ creditors through the transactions contemplated by the Plan. In addition, any Holders that receive New CEC Common Equity pursuant to the Plan will have the right to participate (along with other shareholders of New CEC Common Equity after CEC and CAC consummate the Merger) in any New CEC Capital Raises (if CEC or New CEC choose to sell any New CEC Common Equity to fund New CEC’s obligations under the Plan). The proposed Plan also incorporates the Bank Guaranty Settlement reached through the Amended Bank RSA, the Subsidiary-Guaranteed Notes Settlement (supported by the SGN RSA), and the recoveries agreed to with the Unsecured Creditors Committee through the UCC RSA. The Debtors believe that the increased recoveries in the Plan as compared to the Previous Plans inures to the benefit of the Debtors’ creditors and, as discussed more fully Exhibit I, provides greater, more certain, and near-term recoveries than a standalone plan with a litigation trust. The Debtors therefore believe the restructuring contemplated by the Plan—which is built on the framework of the RSAs and Previous Plans, inclusive of certain of the terms of the Second Lien RSA, and is subject to the Marketing Process discussed more fully in Article IV.K below—is in the best interests of the Debtors’ Estates, maximizes stakeholder recoveries, secures a viable pathway to future growth, and ensures that the Debtors continue to operate on an ongoing basis for the benefit of their customers, vendors, and approximately 32,000 employees.

K.	Marketing Process

Shortly after commencing the Chapter 11 Cases, the Debtors informed certain parties in interest of their determination, through the Special Governance Committee, to commence a formal marketing process (the “Marketing Process”) by soliciting proposals for a potential transaction (a “Proposed Transaction”) to acquire the Debtors and their controlled non-debtor subsidiaries in their entirety (the “Company”) through any structure approved by the Special Governance Committee, including through the acquisition of equity in the Debtors’ REIT structure to be distributed under the Plan. Although the Debtors believe that a sale of the Debtors’ reorganized equity is the most tax efficient structure, the Debtors have not precluded bids for assets, subsidiary equity interests, or any other bid structure that may maximize value for all their constituents, whether under a proposed plan of reorganization or otherwise. The following information about this Marketing Process provides Holders of Claims and Interests important information with regard to the Debtors’ efforts to maximize recoveries for all stakeholders. The Debtors, through the Special Governance Committee, approved a two-stage Marketing Process for the solicitation of third party interest in a Proposed Transaction.

1.	Overview

The Debtors commenced the Marketing Process in November 2015. The Debtors, working with their legal and financial advisors in consultation with representatives of the Official Committees and Ad Hoc First Lien Groups, developed a list of prospective buyers including both financial and strategic buyers. The prospective buyers were provided with: (a) a “Teaser” that contains an overview of the Debtors’ businesses based on publicly-available information; (b) a “Bid Letter” that provides the prospective buyers with an overview of the Marketing Process and the timeline and procedures related thereto; and (c) a draft “Confidentiality Agreement,” the execution of which was a prerequisite to participation in the Marketing Process. Those prospective buyers that executed the Confidentiality Agreement were also provided with a Confidential Information Memorandum regarding the Debtors’ and their non-Debtor subsidiaries’ businesses.

2.	Receipt of Bids; Development of Proposal

During the first phase of the two-phase Marketing Process, the Debtors invited approximately 90 parties to submit a written, non-binding preliminary proposal (a “Proposal”) with respect to a Proposed Transaction. Any such Proposal was to be submitted to the Debtors’ legal and financial advisors by January 29, 2016 (the “Proposal Deadline”). Following a robust marketing process during which the Debtors’ financial advisors actively solicited potential buyers of the Company, the Debtors ultimately received one offer to purchase the PropCo side of the business and two offers to purchase certain discrete assets, but no offers to purchase all of the Debtors or the reorganized equity in the proposed OpCo entity.

The Special Governance Committee, with the assistance of the Debtors’ legal and financial advisors, conducted a thorough analysis of these proposals, including by seeking input from the Debtors’ core creditor constituencies, including the Official Committees and Ad Hoc First Lien Groups. The Special Governance Committee determined that the one bidder seeking to purchase the PropCo assets (the “PropCo Bidder”) is an acceptable bidder for purposes of proceeding to the final round of the Marketing Process. In addition, although no party officially has submitted a bid to purchase all of the Debtors or the reorganized equity in the proposed OpCo entity, the Debtors will keep open the Marketing Process to accept such bids to ensure their ability to maximize value for all stakeholders.

If the Debtors determine, after consultation with their legal and financial advisors, that the final bid from the PropCo Bidder or another party represents or would be part of a higher or otherwise better transaction as compared with the Plan, the Debtors will, as soon as reasonably practicable and after consultation with representatives of the Official Committees and the Ad Hoc First Lien Groups, endeavor to complete and sign all agreements, contracts, instruments, or other documents evidencing and containing the terms upon which such final successful bid was made (the “Transaction Documents”). Any Proposed Transaction ultimately approved by the Debtors will be subject to all applicable requirements of the Bankruptcy Code and ultimate approval by the Bankruptcy Court, as well as gaming and regulatory approval in a variety of jurisdictions and satisfaction of any other conditions specified in the Transaction Documents.

3.	Fiduciary Duties and Plan Amendments

It is unclear at this time whether the Marketing Process will ultimately produce a higher or otherwise better Proposed Transaction as compared with the Restructuring Transactions contemplated by the Plan. Consistent with their fiduciary duty to maximize value for the benefit of all stakeholders, however, the Debtors reserve all rights to amend the Plan, as necessary, to incorporate the terms of any Proposed Transaction, and, to the extent permitted by law, seek confirmation of any such Amended Plan without re-soliciting votes on such Amended Plan. The Debtors also continue to engage with potential third-party buyers who contact them through the Marketing Process regarding a Proposed Transaction. The terms of any Amended Plan may differ materially from the terms proposed herein, or may otherwise materially affect the recovery available to Holders of Claims or Interests described herein.

4.	Position of the Second Priority Noteholders Committee Regarding the Marketing Process

The Second Priority Noteholders Committee has asked the Debtors to include the following statement regarding their views of the Marketing Process:

The Noteholder Committee believes that the marketing process did not produce a useable market test for the interests that CEC would acquire under the Plan. As noted above, the only indications of interest received by the Debtors involved assets different from those proposed to be sold to CEC under the Plan. Those indications of interest do not provide any basis to measure the market value of the property CEC will receive under the Plan.

For another thing, the process itself was flawed. The Debtors only invited ninety parties to make non-binding preliminary proposals. Of that cherry-picked group, only 27 expressed interest sufficient even to justify sending a confidentiality agreement, which only 6 prospects even bothered to execute and return. Virtually all of the entities the Debtors deemed fit to invite into the process decided not to invest the time or effort to participate. The Noteholder Committee believes this was likely because interested parties recognized that the interests to be acquired by CEC were not truly up for sale and that bidding simply would be a waste of time and resources.

The Debtors disagree with this characterization of the Marketing Process and will be prepared to meet their burden to demonstrate the appropriateness and thoroughness of the Marketing Process during the Plan confirmation process.

L.	Exclusivity

Under the Bankruptcy Code, a debtor has the exclusive right to file and solicit acceptance of a plan or plans of reorganization for an initial period of 120 days from the date on which the debtor filed for voluntary relief (the “Exclusive Filing Period”). If a debtor files a plan during the Exclusive Filing Period, then the debtor has the exclusive right for 180 days from the commencement date to solicit acceptances of the Plan (the “Exclusive Solicitation Period” and, together with the Exclusive Filing Period, the “Exclusive Periods”). During the Exclusive Periods, no other party in interest may file a competing plan of reorganization. Additionally, a court may extend these periods upon the request of a party in interest. The Bankruptcy Code limits extensions of the Exclusive Filing Period to 18 months after the Petition Date, and the Exclusive Solicitation Period to 20 months after the Petition Date.

The Debtors’ initial Exclusive Filing Period and Exclusive Solicitation Period were set to expire on May 15, 2015, and July 14, 2015, respectively. On April 15, 2015, the Debtors filed a motion [Docket No. 1173] (the “Exclusivity Motion”) seeking a six-month extension of the Exclusive Filing Period and the Exclusive Solicitation Period to November 15, 2015, and January 15, 2015, respectively. On April 22 and 23, 2015, the Second Priority Noteholders Committee and each of the Ad Hoc First Lien Groups filed preliminary objections to the Exclusivity Motion [Docket Nos. 1243, 1272, 1273]. On April 29, 2015, the Bankruptcy Court entered a bridge order (the “Bridge Order”) extending the Debtors’ Exclusive Filing Period through May 27, 2015. After further briefing by the parties [Docket Nos. 1546, 1547, 1550, 1653], on May 27, 2015, the Bankruptcy Court entered an order extending the Exclusive Filing Period through and including November 15, 2015, and the Exclusive Solicitation Period through and including January 15, 2016 [Docket No. 1690].

On October 7, 2015, the Debtors filed a motion [Docket No. 2404] (the “Second Exclusivity Motion”) seeking to further extend the Exclusive Filing Period and Exclusive Solicitation Period to March 15, 2016, and May 15, 2016, respectively. The Second Priority Noteholders Committee filed an objection to this request on October 14, 2015 [Docket No. 2423]. On October 22, 2015, the Bankruptcy Court overruled that objection and entered an order extending the Exclusive Filing Period through and including March 15, 2016, and the Exclusive Solicitation Period through and including May 15, 2016 [Docket No. 2473].

On February 3, 2016, the Debtors filed a motion [Docket No. 3197] (the “Third Exclusivity Motion”) seeking to further extend the Exclusive Filing Period and Exclusive Solicitation Period to July 15, 2016, and September 15, 2016, respectively. No parties in interest objected to the request to extend the Exclusive Periods, though the Second Priority Noteholders Committee objected to the length of the extension [Docket No. 3217]. On February 17, 2016, the Bankruptcy Court overruled that limited objection and entered an order extending the Exclusive Filing Period through and including July 15, 2016, and the Exclusive Solicitation Period through and including September 15, 2016 [Docket No. 3283]. Because this final extension is through the statutory maximum permitted by section 1121(d)(2) of the Bankruptcy Code, the Debtors cannot request further extensions of the Exclusivity Periods, and other parties will be able to file competing chapter 11 plans on and after September 16, 2016.

M.	Mediation

On February 3, 2016, the Debtors filed a motion seeking the appointment of a mediator to mediate issues by and among the parties in interest related to a chapter 11 plan of reorganization [Docket No. 3196] (the “Mediation Motion”). The Mediation Motion sought to appoint a sitting bankruptcy judge as the mediator in these the Chapter 11 Cases if the parties do not reach a consensual resolution to the case prior to the release of the Examiner Report. On February 17, 2016, the Bankruptcy Court denied the Mediation Motion as unnecessary because parties could engage a private mediator without leave of the Bankruptcy Court [Docket No. 3284].

On March 1, 2016, the Debtors announced that the Honorable Joseph J. Farnan, Jr., retired Chief Judge of the United States District Court for the District of Delaware, agreed to serve as the mediator in the Chapter 11 Cases [Docket No. 3329]. After engaging Judge Farnan, the Debtors engaged their stakeholders regarding a mediation protocol and related non-disclosure agreement. On March 28, 2016, the following 20 parties entered into the mediation protocol, agreeing to enter into mediation related to confirmation of a chapter 11 plan of reorganization in the Chapter 11 Cases: (i) the Debtors, (ii) counsel to the Ad Hoc Group of First Lien Bank Lenders, (iii) certain members of the Ad Hoc Group of First Lien Noteholders, (iv) the Second Priority Noteholders Committee, (v) the Unsecured Creditors Committee, (vi) UMB, (vii) BOKF, (viii) the Ad Hoc Committee of 12.75% Second Lien Noteholders, (ix) Paulson & Co, on behalf of funds and accounts under management; (x) Quantum Partners LP; (xi) Canyon Capital Advisors LLC, on behalf of certain participating funds and managed accounts; (xii) Wilmington Trust, N.A., solely in its capacity as Subsidiary-Guaranteed Notes Indenture Trustee, (xiii) Law Debenture Trust Company of New York, solely in its capacity as indenture trustee for the Debtors’ 5.75% and 6.5% senior unsecured notes, (xiv) the Ad Hoc Group of 5.75% and 6.50% Senior Unsecured Notes, (xv) counsel for purported class plaintiff Frederick Barton Danner, (xvi) WSFS, (xvii) Delaware Trust Company, solely in its capacity as collateral agent and as indenture trustee for the Debtors’ 10.00% second-priority senior secured notes due 2015 and 2018, (xviii) CEC, (xix) CAC, and (xx) the Hon. Joseph J. Farnan (Ret.). The mediation remains ongoing at this time.

To date, the mediation’s primary focus has been on building consensus among the Debtors’ key stakeholders, including the Official Committees, the Ad Hoc Group of First Lien Bank Lenders, the Ad Hoc Group of First Lien Noteholders, CEC, and CAC. Although some of the parties to mediation were not actively involved in negotiations, the majority of such parties were represented in such negotiations by their trustees or respective committees. In addition, the Debtors remain willing to engage with any party in interest regarding any issues and concerns they may have in these chapter 11 cases as part of, or outside of, the mediation.

N.	The Lien Standing Challenges

On August 7, 2015, the Unsecured Creditors Committee filed the Motion of Statutory Unsecured Claimholders’ Committee for an Order, Pursuant to Bankruptcy Code Sections 1103 and 1109, Granting It Derivative Standing to Commence, Prosecute, and Settle Certain Causes of Action on Behalf of Debtors’ Estates

[Docket No. 2029] (the “UCC Lien Standing Motion”).57 On that same day, the Subsidiary-Guaranteed Notes Indenture Trustee filed the Motion of the 10.75% Notes Trustee for Entry of an Order Granting Standing and Authority to Commence, Prosecute, and Settle Certain Causes of Action [Docket No. 2027] (the “Subsidiary-Guaranteed Notes Standing Motion”). Through the UCC Lien Standing Motion and the Subsidiary-Guaranteed Notes Standing Motion, the Unsecured Creditors Committee and Subsidiary-Guaranteed Notes Trustee seek to challenge (either directly or on behalf of the Debtors’ Estates to the extent derivative standing must first be obtained) the validity, extent, and enforceability of certain prepetition security interests, mortgages, liens, and claims the Debtors purportedly granted to the Collateral Agents (collectively, the “Formal Challenges”) for the benefit of the Holders of Prepetition Credit Agreement Claims, Secured First Lien Notes Claims (and the related First Lien Notes Deficiency Claims), and Holders of Second Lien Notes Claims (collectively, the “Secured Creditors”). The Formal Challenges target: (a) the validity of the Secured Creditors’ liens in certain property, including commercial tort claims, insurance policies, gaming and liquor licenses, vessels, real property, equity interests, and intellectual property; (b) certain stipulations agreed to by the Debtors in the Final Cash Collateral Order; and (c) the Secured Creditors’ rights to assert deficiency claims under section 1111(b)(1) of the Bankruptcy Code against certain of the Debtors (as further discussed below).

The Bankruptcy Court set a briefing schedule on the UCC Lien Standing Motion at the omnibus hearing on October 21, 2015 [Docket No. 2494]. At that same hearing, the Subsidiary-Guaranteed Notes Indenture Trustee agreed to allow the Unsecured Creditors Committee to litigate the standing issues raised in Subsidiary-Guaranteed Notes Standing Motion, most of which were similar to the issues raised in the UCC Lien Standing Motion. Pursuant to the briefing schedule, the Debtors filed an objection to the UCC Lien Standing Motion on November 20, 2015, arguing that the best and most value creating resolution of the issues is the global settlement proposed by the Debtors’ Plan [Docket No. 2654]. The Ad Hoc Committee of First Lien Banks and the Ad Hoc Committee of First Lien Noteholders (and the First Lien Notes Trustee) also filed objections to the UCC Lien Standing Motion [Docket Nos. 2652, 2650]. The Unsecured Creditors Committee filed an omnibus reply on December 16, 2015, arguing that the Unsecured Creditors Committee should have exclusive authority to pursue and settle the Formal Challenges because the asserted Formal Challenges were colorable claims and that the Debtors demonstrated an “unjustifiable refusal” to pursue claims against the First Lien Noteholders, First Lien Lenders, and Second Lien Noteholders [Docket No. 2740]. On January 22, 2016, the Unsecured Creditors Committee filed an amended proposed complaint to the UCC Lien Standing Motion, eliminating and modifying certain counts based on new information received from the Debtors and the Ad Hoc First Lien Groups [Docket No. 3127]. On March 16, 2016, the Bankruptcy Court issued an opinion and order noting that the Debtors’ justification for not pursuing the Formal Challenges, namely that the pursuit of a global settlement as part of a comprehensive plan of reorganization is superior to litigation, is a reasonable exercise of the Debtors’ business judgment and sufficient grounds for denying the UCC Lien Standing Motion [Docket No. 3403]. The Bankruptcy Court did not deny this motion outright, however, instead continuing the UCC Lien Standing Motion to July 20, 2016, so as to not prejudice the Unsecured Creditors Committee if the comprehensive settlement encompassed in the Plan is not approved for any reason.

In addition, the Unsecured Creditors Committee and other parties have informally raised other challenges regarding liens on certain of the Debtors’ property (the “Informal Challenges” and, together with the Formal Challenges, the “Lien Challenges”). These Informal Challenges include issues related to the First Lien Creditors’ lien on a substantial portion of CEOC’s unrestricted cash. The Unsecured Creditors Committee has not sought standing as of the date hereof related to the Informal Challenges.

O.	The 1111(b) Claim Objections

Also on August 7, 2015, the Subsidiary-Guaranteed Notes Trustee filed objections [Docket Nos. 2030, 2031] (the “1111(b) Claims Objections”) to proofs of claim filed by the First Lien Collateral Agent and the First Lien Notes Indenture Trustee against 137 of CEOC’s wholly-owned Debtor subsidiaries with respect to assets other than Collateral (as such term is defined in the First Lien Collateral Agreement). The focus of the 1111(b) Claims Objections was the rights of the First Lien Creditors to assert deficiency claims under section 1111(b)(1) of

[57]	As discussed in more detail in Article IV.S.2, contemporaneously with the UCC Lien Standing Motion, the Unsecured Creditors Committee filed the Lien Challenge Adversary (as defined below), which relates to claims for which the Unsecured Creditors Committee believes it does not need to seek standing to pursue.

the Bankruptcy Code against the Subsidiary Guarantor Debtors. Specifically, the Subsidiary-Guaranteed Notes Trustee argued that the First Lien Creditors had waived their right to assert claims under section 1111(b) of the Bankruptcy Code when they waived their right to recourse against the Subsidiary Guarantor Debtors under “any law” pursuant to the First Lien Collateral Agreement. If successful, the 1111(b) Claims Objections would eliminate any deficiency claims the First Lien Creditors could assert against the Subsidiary Guarantor Debtors, which the Subsidiary-Guaranteed Notes Trustee and the Unsecured Creditors Committee have asserted would unencumber value that will substantially improve recoveries to all unsecured claimholders at the Subsidiary Guarantor Debtors. The arguments raised in the 1111(b) Claims Objections were substantially similar to certain of the arguments raised in the Subsidiary-Guaranteed Notes Standing Motion. Parties in interest agreed that the Subsidiary-Guaranteed Notes Trustee could pursue the 1111(b) Claims Objections without receiving standing to do so because the objections were claim objections allowed by the Bankruptcy Code. See Bankruptcy Code § 502(a) (allowing any creditor to file a claim objection); In re C.P. Hall Co., 513 B.R. 540, 543 (Bankr. N.D. Ill. 2014) (Goldgar, J.).

At the omnibus hearing on October 21, 2015, the Bankruptcy Court allowed discovery into the issues raised by the 1111(b) Claims Objections. The Bankruptcy Court entered an agreed scheduling order on November 6, 2015 [Docket No. 2539]. After a brief discovery period, the Subsidiary-Guaranteed Notes Trustee, the Unsecured Creditors Committee, the First Lien Lenders, the First Lien Noteholders, the Second Lien Creditors, and the Debtors each filed pre-trial briefs on January 26, 2016 [Docket Nos. 3138, 3139, 3141, 3142, 3143, 3144]. The Bankruptcy Court held a one-day evidentiary hearing on February 2, 2016, and heard closing arguments on the 1111(b) Claims Objections on February 17, 2016. On May 18, 2016, the Bankruptcy Court overruled the 1111(b) Claims Objections, finding that the First Lien Noteholders may assert unsecured deficiency claims against the Subsidiary Guarantor Debtors (the “1111(b) Order”). In the 1111(b) Order, the Bankruptcy Court held that although rights under section 1111(b) can be waived by creditors (and the First Lien Collateral Agreement, on its own, could be read to provide such waiver), the First Lien Intercreditor Agreement referenced section 1111(b) and to reconcile the First Lien Collateral Agreement with the First Lien Intercreditor Agreement, the First Lien Collateral Agreement could not be read to waive rights under section 1111(b). On May 25, 2016, the Subsidiary-Guaranteed Notes Trustee filed a notice of appeal of the 1111(b) Order [Docket No. 3825]. Pursuant to the SGN RSA, the Debtors expect that the Subsidiary-Guaranteed Notes Trustee will hold its appeal in abeyance through the Confirmation Hearing. On June 3, 2016, the Second Priority Noteholders Committee, WSFS, BOKF, and Delaware Trust Company and the Unsecured Creditors Committee also filed appeals [Docket Nos. 3925, 3927]. Pursuant to the UCC RSA, the Debtors expect that the Unsecured Creditors Committee will also be seeking to hold its appeal in abeyance through the Confirmation Hearing.

P.	Debtors’ Objections to Second Lien Notes Claims

1.	The Subsidiary Debtors’ 1111(b) Objection

On June 2, 2016, the Subsidiary Debtors filed an objection to proofs of claim filed by the Second Lien Agent and the indenture trustees for the Debtors’ four series of Second Lien Notes on behalf of the Second Lien Noteholders and themselves (such objection, the “Subsidiary Debtors’ 1111(b) Objection”) [Docket No. 3916]. The focus of this objection is the rights of Holders of Second Lien Notes to assert unsecured deficiency claims under section 1111(b) of the Bankruptcy Code against the subsidiary Debtors (collectively, the “Subsidiary Debtors”). Specifically, the Subsidiary Debtors allege that the Second Lien Creditors waived their unsecured deficiency claims against the Subsidiary Debtors under “any law” pursuant to the non-recourse language in the Second Lien Collateral Agreement. In the event that this objection is sustained, the Second Lien Noteholders recoveries against the Subsidiary Debtors would be limited to the value of the collateral specifically pledged by the Subsidiary Debtors pursuant to the Second Lien Collateral Agreement for the satisfaction of the Second Lien Notes Claims. Therefore, the resolution of the Subsidiary Debtors’ 1111(b) Objection could have a material impact on the recoveries of the Second Lien Noteholders and the unsecured creditors of the Subsidiary Debtors. As noted in the Subsidiary Debtors’ 1111(b) Objection, the arguments raised by the Subsidiary Debtors are substantially similar to the waiver argument raised by the Subsidiary-Guaranteed Notes Trustee in its 1111(b) Claims Objections, though the Second Lien Intercreditor Agreements does not have language similar to the First Lien Intercreditor Agreement that was used by the Bankruptcy Court to reconcile the Collateral Agreement and Intercreditor Agreement to find there was no waiver in the 1111(b) Order. The Subsidiary Debtors’ 1111(b) Objection is scheduled to be heard by the Bankruptcy Court on July 20, 2016.

2.	The Original Issue Discount Objection

Also on June 2, 2016, the Debtors filed an objection to the “original issue discount” portion of proofs of claim filed by the Second Lien Agent and the indenture trustees for the Debtors’ four series of Second Lien Notes on behalf of the Second Lien Noteholders and themselves [Docket No. 3915] (the “OID Objection”). At the time of their issuance, the Second Lien Notes included varying degrees of “original issue discount” (“OID”). Generally, OID is generated when the actual issue price of a note is less than its face value at issuance. Applicable non-bankruptcy law requires both the issuer and the noteholder to reflect this difference as interest for tax and accounting purposes. The OID is amortized over the life of the note. As of the Petition Date, the Debtors believe approximately $1.9 billion of OID remained unamortized for the various Second Lien Notes in the aggregate. In the OID Objection, the Debtors argue that the unamortized OID is in the nature of “unmatured interest,” as that term is used in section 502(b)(2) of the Bankruptcy Code and, therefore, the Bankruptcy Code requires disallowance of these amounts from the Second Lien Notes Claims. If successful, the OID Objection would reduce the aggregate allowed amount of the Second Lien Notes Claims from approximately $5.5 billion to approximately $3.7 billion.

If any portion of the Second Lien Notes Claim is reduced, the Plan provides for a reallocation of the recoveries available to the Holders of Second Lien Notes Claims (through the “Reduced Claim Adjustment”) to provide (a) an increase in the recoveries to the Holders of Senior Unsecured Notes Claims, Undisputed Unsecured Claims, Disputed Unsecured Claims, Convenience Unsecured Claims, and Insurance Covered Unsecured Claims in each of Class H, Class I, Class J, Class K, and Class L, respectively, to equal the increased recovery percentage to be received by Class F (as a result of the disallowance of any portion of the principal amount of Second Lien Notes Claims and the reallocation of Securities to provide the increased recovery percentages provided in this clause (a) and the following clause (b)), and (b) increase in the recoveries available to the Holders of Subsidiary Guaranteed Notes Claims in Class G to provide such Holders with recoveries increased by the same percentage commensurate with the improved recoveries available to Class H, Class I, Class J, Class K, and Class L in accordance with the foregoing clause (a). For the avoidance of doubt, neither CEC nor New CEC shall fund any additional consideration on account of an Improved Recovery Event but instead such increased recoveries shall come from a reallocation of recoveries available to the Holders of Second Lien Notes Claims on account of a Reduced Claim Adjustment.

The Reduced Claim Adjustment amounts shown in the tables below assume the current high end of the Allowed Claim range for Class J, K, and L are subject to adjustment. The tables below show the impact of the reduction and reallocation of the OpCo Series A Preferred Stock allocated to Class F claims in the event of a successful OID Objection under various voting scenarios.

Class F, Class H, Class I Accept

If Classes F, H, and I vote to accept the Plan, the Reduced Claim Adjustment will be 1.582% of New CEC Common Equity, to be distributed to Class G, Class H, Class I, Class J, Class K, and Class L pro rata based on Claim amount. The charts below show a comparison of estimated recoveries if the OID Objection is unsuccessful and if it is successful:

Class	Estimated Percent Recovery Under the Plan (OID Objection Unsuccessful)	Estimated Percent Recovery Under the Plan (OID Objection Successful)
Class F (Each Debtor other than Non-Obligor Debtors)	29% - 48%	41% - 68%
Class G (CEOC and Each Subsidiary Guarantor)	61% - 105%	68% - 119%
Class H (CEOC)	33% - 56%	40% - 69%

Class	Estimated Percent Recovery Under the Plan (OID Objection Unsuccessful)	Estimated Percent Recovery Under the Plan (OID Objection Successful)
Class I (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	34% - 54%	41% - 68%
Class J (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	34% - 54%	41% - 68%
Class K (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	47%	54% - 60%
Class L (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	34% - 54%	41% - 68%

Class F, Class H, Class I Reject

If Classes F, H, and I vote to reject the Plan, the Reduced Claim Adjustment will be 1.421% of New CEC Common Equity, to be distributed to Class G, Class H, and Class I pro rata based on Claim amount. The charts below show a comparison of estimated recoveries if the OID Objection is unsuccessful and if it is successful:

Class	Estimated Percent Recovery Under the Plan (OID Objection Unsuccessful)	Estimated Percent Recovery Under the Plan (OID Objection Successful)
Class F (Each Debtor other than Non-Obligor Debtors)	22% - 34%	31% - 47%
Class G (CEOC and Each Subsidiary Guarantor)	61% - 105%	69% - 120%
Class H (CEOC)	22% - 33%	29% - 49%
Class I (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	22% - 33%	30% - 48%
Class J (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	34% - 54%	34% - 54%
Class K (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	47%	47%
Class L (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	34% - 54%	34% - 54%

Class F and Class H Accept, Class I Rejects

If Classes F and H vote to accept the Plan and Class I votes to reject the Plan, the Reduced Claim Adjustment will be 1.471% of New CEC Common Equity, to be distributed to Class G, Class H, Class J, Class K, and Class L pro rata based on Claim amount. The charts below show a comparison of estimated recoveries if the OID Objection is unsuccessful and if it is successful:

Class	Estimated Percent Recovery Under the Plan (OID Objection Unsuccessful)	Estimated Percent Recovery Under the Plan (OID Objection Successful)
Class F (Each Debtor other than Non-Obligor Debtors)	29% - 48%	41% - 68%
Class G (CEOC and Each Subsidiary Guarantor)	61% - 105%	68% - 119%
Class H (CEOC)	33% - 56%	40% - 70%
Class I (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	22% - 33%	22% - 33%
Class J (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	34% - 54%	41% - 68%
Class K (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	47%	54% - 61%
Class L (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	34% - 54%	41% - 68%

Class F and Class I Accept, Class H Rejects

If Classes F and I vote to accept the Plan and Class H votes to reject the Plan, the Reduced Claim Adjustment will be 1.278% of New CEC Common Equity, to be distributed to Class G, Class I, Class J, Class K, and Class L pro rata based on Claim amount. The charts below show a comparison of estimated recoveries if the OID Objection is unsuccessful and if it is successful:

Class	Estimated Percent Recovery Under the Plan (OID Objection Unsuccessful)	Estimated Percent Recovery Under the Plan (OID Objection Successful)
Class F (Each Debtor other than Non-Obligor Debtors)	29% - 48%	42% - 68%
Class G (CEOC and Each Subsidiary Guarantor)	61% - 105%	68% - 119%
Class H (CEOC)	22% - 33%	22% - 33%
Class I (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	34% - 54%	41% - 69%
Class J (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	34% - 54%	41% - 69%
Class K (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	47%	54% - 61%
Class L (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	34% - 54%	41% - 69%

Q.	Claims Bar Date and the Claims Objection Process

On March 17, 2015, the Debtors filed their schedules of assets and liabilities, schedules of current income and expenditures, schedules of executory contracts and unexpired leases, and statement of financial affairs [Docket Nos. 709–36, 738–65, 799–882] (collectively, the “Schedules and Statements”). The Bankruptcy Code allows a bankruptcy court to fix the time within which Proofs of Claim must be Filed in a chapter 11 case. Any creditor whose Claim is not scheduled in the Debtors’ Schedules and Statements or whose Claim is scheduled as disputed, contingent, or unliquidated must File a Proof of Claim.

On March 25, 2015, the Bankruptcy Court entered the Agreed Order (I) Setting Bar Dates for Filing Proofs of Claim, Including Requests for Payment Under Section 503(b)(9) of the Bankruptcy Code, (II) Establishing the Amended Schedules Bar Date and the Rejection Damages Bar Date, (III) Approving the Form and Manner for Filing Proofs of Claim, Including 503(b)(9) Requests, (IV) Approving Notice of Bar Dates, and (V) Granting Related Relief [Docket No. 1005] (the “Bar Date Order”), which established (a) May 25, 2015, at 5:00 p.m., prevailing Central Time as the deadline for all non-Governmental Units to File Proof of Claims in the Chapter 11 Cases; (b) July 14, 2015, at 5:00 p.m., prevailing Central Time as the deadline for all Governmental Units to File Proof of Claims in the Chapter 11 Cases; (c) procedures for Filing Proofs of Claim; and (d) the form and manner of notice of the bar dates.

To date, approximately 5,600 proofs of claim have been filed against the Debtors in the Chapter 11 Cases totaling more than $28.9 billion in the aggregate. The Debtors are now in the process of reconciling such claims to the amounts listed by the Debtors in their schedules of assets and liabilities, as amended. Working with their advisors, the Debtors have already made significant progress in identifying certain duplicate claims, claims that have been filed against the incorrect entity, and claims made on account of equity interests. The Debtors may ask the Bankruptcy Court to disallow claims that the Debtors believe are duplicative, have been later amended or superseded, are without merit, are overstated, or should be disallowed for other reasons. The Debtors have also made substantial progress in reconciling liability amounts estimated by the Debtors and claims filed by creditors and will resolve such differences, including through the filing of objections with the Bankruptcy Court, where appropriate. In addition, as a result of this process, the Debtors may identify additional liabilities that will need to be recorded or reclassified to liabilities subject to compromise.

The Debtors have commenced the claims objection process in the Chapter 11 Cases. Specifically, on September 21, 2015, and in connection with the Hilton Adversary discussed in Article IV.S.4 below, the Debtors filed an objection [Docket No. 2243] (the “Hilton Claims Objection”) to proof of claim number 3031 filed by the Hilton Worldwide, Inc. Global Benefits Administrative Committee (the “GBAC”) and proof of claim number 3063 filed by Hilton Worldwide, Inc. f/k/a Hilton Hotels Corporation (“Hilton”), which is discussed more fully below. Further, and as more fully discussed above, on June 2, 2016, the Subsidiary Debtors filed the Subsidiary Debtors’ 1111(b) Objection and the Debtors filed the OID Objection, in each case, with respect to certain Claims filed by or on behalf of Holders of Second Lien Notes Claims. In addition, on November 19, 2015, the Debtors filed their first three omnibus claims objections [Docket Nos. 2645, 2646, 1647], in compliance with Bankruptcy Rule 3007(d). The Bankruptcy Court granted each of these omnibus claims objections after the claimants did not file any objections [Docket Nos. 3010, 3011, 3114]. On December 21, 2015, the Debtors filed 62 individual objections to claims filed by certain claimants [Docket Nos. 2760–2821]. Only one response was received to these objection [Docket No. 3002], and the Bankruptcy Court entered an order granting 59 of the objections (the other three were withdrawn after the creditors withdrew their proofs of claim) [Docket Nos. 3068–3071, 3073–3089, 3091–3113, 3119–3121, 3291–3305].

The Debtors likely will object to further proofs of claim as they continue the claims reconciliation process. The amounts of distributions to Holders of Second Lien Notes Claims, Undisputed Unsecured Claims, Disputed Unsecured Claims, and Senior Unsecured Notes Claims may vary depending on the outcome of the claims objection process.

R.	Deferred Compensation Plan Issues

Prior to the Petition Date, as part of their normal compensation program, CEC or CEOC sponsored a number of deferred compensation plans inherited from certain predecessor entities (the “Deferred Compensation Plans”).58 Currently, there are a total of approximately 340 active and inactive participants in the Deferred Compensation Plans, with plan balances ranging from a few hundred dollars to several million dollars. The Debtors estimate that, as of the Petition Date, aggregate liabilities under the Deferred Compensation Plans amounted to approximately $80.0 million. As of September 30, 2015, aggregate liabilities under the Deferred Compensation Plans amounted to approximately $73.3 million. Traditionally, payments related to the Deferred Compensation Plans have been made by CEOC on account of the entire Caesars enterprise. In 2014, for example, CEOC paid approximately $11.6 million to participants of the Deferred Compensation Plans. In order to fund liabilities associated with the Deferred Compensation Plans, various corporate-owned life insurance policies (the “COLIs”) have been purchased and contributed into either an escrow account (the “Escrow Account”) or a Rabbi trust (the “Rabbi Trust,” and collectively with the Escrow Account, the “Asset Vehicles”), which are governed by the Trust Agreement (as defined below) and Escrow Agreement (as defined below), respectively. As of the Petition Date, the Escrow Account held approximately $56.9 million of assets and the Rabbi Trust held approximately $65.9 million of assets

[58]	The plans are: (a) Harrah’s Entertainment, Inc. Executive Supplemental Savings Plan (“ESSP”); (b) Harrah’s Entertainment, Inc. Executive Supplemental Savings Plan II (“ESSP II”); (c) Harrah’s Entertainment, Inc. Executive Deferred Compensation Plan (“EDCP”); (d) Harrah’s Entertainment, Inc. Deferred Compensation Plan (“DCP”); and (e) Park Place Entertainment Corporation Executive Deferred Compensation Plan (“CEDCP”). The creation of these plans predated the 2008 LBO but the plans remained active and funded by CEC and/or CEOC until further participation and contributions were frozen prior to the Petition Date.

Shortly after the Petition Date, certain of the Debtors’ creditors, including the Unsecured Creditors Committee, sought additional information regarding the Deferred Compensation Plans and the Asset Vehicles, including information regarding which corporate entity is an obligor under the Deferred Compensation Plans and which entity owns the assets held in the Asset Vehicles. Upon agreement with the Unsecured Creditors Committee under the Wages Order, the Debtors suspended payments on account of the Deferred Compensation Plans pending a more thorough review of such plans.

The Debtors are in discussions with CEC to attempt to consensually resolve open issues related to the Deferred Compensation Plans, including an agreement or determination of which entities are liable to plan participants and which entities own the assets in the Asset Vehicles. The material terms of any settlement that may be reached will be memorialized in a formal settlement agreement to be filed as part of the Plan Supplement. Absent such a settlement, CEOC and CEC reserve all of their respective rights as to these matters.

As of the date hereof, Holders of Claims on account of the Deferred Compensation Plans shall be entitled to vote on the Plan. All Claims related to the Deferred Compensation Plans are General Unsecured Claims and classified in either Class I or Class J in accordance with the terms of the Plan. Accordingly, any Claims ultimately allowed against CEOC will receive the treatment specified for Class I (Cash and securities with a value equal to a recovery of approximately 44% (midpoint) if Class I votes to accept the Plan or equal to a recovery of approximately 27.5% (midpoint) if Class I votes to reject the Plan) or Class J (Cash and securities with a value equal to a recovery of approximately 44% (midpoint)). If CEOC and CEC reach a settlement pursuant to which CEC assumes certain liabilities on account of the Deferred Compensation Plans, then those Claims covered by such assumption will have recourse exclusively against CEC and will not receive treatment under the Plan. For any liabilities assumed by CEOC in connection with any such settlement, all Claims covered by such assumption will be treated as Class I Undisputed Unsecured Claims under the Plan and Holders of such Claims will not be entitled to any additional recovery (including from CEC) on account of such Claims. If there is no settlement among CEOC and CEC and no other determination through litigation or otherwise as to which entity is liable to participants in the Deferred Compensation Plans, and unless CEC agrees otherwise, all Claims related to the Deferred Compensation Plans that are Allowed Claims will receive the treatment in either Class I or Class J, and any such Claims that are disallowed as against CEOC will receive no recovery under the Plan and may have no recourse against CEC as a result of the Third-Party Release contemplated by the Plan.

In addition, if a Deferred Compensation Plan Settlement is not reached, it is possible that the Debtors will not be able to satisfy the Plan closing condition that the General Unsecured Claims in Class I, Class J, Class K, and Class L equal, in the aggregate, $350 million or less, and unless such condition is waived in accordance with the Plan, the Debtors may be unable to consummate the Plan. The Debtors reserve all rights in this respect.

Holders of Claims on account of the Deferred Compensation Plans may contact the Debtors’ counsel to discuss the status of their Claims.

The position of the EDCP and DCP plan participants who objected to the Disclosure Statement (the “Participants”) is that CEOC and CEC are jointly and severally liable for all obligations relating to the EDCP and DCP plans. Accordingly, the Participants believe that they are entitled to be paid 100% of their claims, plus interest, and all unpaid post-petition amounts. Additionally, the Participants believe all payments that were suspended post-petition should be resumed, whether this is accomplished through distributions and/or a resumption of payments by CEOC, or CEC, or both entities. The amounts owed to the Participants are insignificant in terms of the Debtors’ Plan and the Participants’ treatment is not in any way critical to confirmation. Thus, Participants believe that CEC cannot be released from its liabilities under the EDCP and DCP, whether under a plan of reorganization in these bankruptcy cases or by any other means. The Debtors’ position is currently unknown because they have not yet disclosed which entities they believe might be liable for the EDCP and DCP plans, nor have they disclosed which entity or entities funded the assets in the Asset Vehicles which support the EDCP and DCP plans. To the extent the Debtors’ Plan has the effect of the Participants receiving less than 100% of their claims, plus interest, plus post-petition payments, the Participants vigorously oppose such treatment. Similarly, the Participants believe that the assets in the Asset Vehicles or a majority of those assets should be retained by whichever entity agrees to pay the EDCP and DCP plan liabilities presently and in the future, as may be needed from time to time, and that any other use of the Asset Vehicles is inconsistent with their original purpose and would be opposed by the Participants.

S.	Adversary Proceedings and Contested Matters

1.	Section 105 Adversary Proceeding

On March 11, 2015, the Debtors commenced an adversary proceeding in the Bankruptcy Court to, among other things, enjoin the continuation of the WSFS Delaware Action, the Unsecured Noteholder SDNY Actions, and the BOKF SDNY Actions (collectively, the “Parent Guarantee Litigation”) against CEC pursuant to section 105(a) of the Bankruptcy Code (the “105 Adversary Proceeding”). As further discussed in the Debtors’ pleadings in the 105 Adversary Proceeding, the Debtors believe that continuation of the Parent Guarantee Litigation outside of the Chapter 11 Cases imperils the Debtors’ ability to reorganize. Specifically, the Debtors believe that their reorganization requires a substantial contribution from CEC, whether through settlement or litigation, to fund recoveries for the Debtors’ creditors. Any consideration that CEC pays on account of its purported guarantees of the Debtors’ funded debt obligations would reduce CEC’s ability to make a contribution to the Debtors under the Plan (or through litigation to the extent that the settlement encompassed in the Plan fails). As has been noted by counsel to purported class plaintiff Frederick Barton Danner in the Danner SDNY Action, CEC’s investment banker believed that CEC had sufficient cash as of the date of his testimony (June 4, 2015) to pay the claims in the Danner SDNY Action if plaintiffs in the Danner SDNY Action were successful (and excluding the potential for claims against CEC in the other Parent Guarantee Litigation). See Hr’g Tr. 98:15–100:11, June 4, 2015; see also id. 101:11–102:8 (similar testimony as to the claims asserted in the MeehanCombs SDNY Action, again excluding the potential for claims against CEC in the other Parent Guarantee Litigation). But as CEC stated at trial in the 105 Adversary Proceeding, an adverse ruling in any of the actions in the Parent Guarantee Litigation may very well cause CEC to seek protection under the Bankruptcy Code, which would drastically upset the Debtors’ reorganization process given the Debtors’ own claims against CEC. See, e.g., Hr’g Tr. 207:2–208:21, June 3, 2015; id. 208:6–13 (“Given the likely cascading effect of any one litigation leading to the potential—the bad facts related to the other litigation, CEC would likely have to consider, amongst other things, filing for bankruptcy to avoid, you know, having to fund those claims, which it could not fund, nor would it have the resources to likely appeal those claims. So bankruptcy would be a real option.”).59

Following an evidentiary trial and briefing by the parties, the Bankruptcy Court issued an opinion [Adv. Case. No. 15-00149 (ABG), Docket Nos. 158] (the “Original 105 Opinion”) and order [Adversary Case No.-15-00149 (ABG), Docket No. 159] on July 22, 2015, denying the Debtors’ request in the 105 Adversary Proceeding. The Bankruptcy Court held that controlling precedent required that “[u]nless the debtor’s estate has a claim against the non-debtor, and unless that claim is based on the same acts and would be paid from the same assets as the third party’s claim against the non-debtor, no relief is possible” from a bankruptcy court to enjoin that non-debtor third party litigation pursuant to section 105.” See Original 105 Opinion at 28.

On July 24, 2015, the Debtors appealed this ruling, in an appeal captioned Caesars Entertainment Operating Company, Inc., et al. v. BOKF, N.A. Wilmington Savings Fund Society, FSB, MeehanCombs Global Credit Opportunities Master Fund, LP, Relative Value-Long/Short Debt Portfolio, a Series of Underlying Funds Trust, SB 4 CF LLC, CFIP Ultra Master Fund, LTD., Trilogy Portfolio Company, LLC, and Frederick Barton Danner, Case No. 15-cv-06504 (RWG) (the “105 Appeal”). In the 105 Appeal, the Debtors argued that the Bankruptcy Court’s “same acts” requirement is a misapplication of precedent from United States Court of Appeals for the Seventh Circuit (the “Seventh Circuit”), and requested that the District Court enter the requested section 105 injunction to protect the Debtors’ interests in CEC’s contributions to the Debtors pursuant to the Plan, or remand to the Bankruptcy Court to enter such an order or further consider the requested injunction. The District Court held oral argument in the 105 Appeal on September 29, 2015. On October 8, 2015, the District Court entered an order [Docket No. 42], and memorandum opinion and order [Docket No. 43], affirming the Bankruptcy Court’s ruling. On October 9, 2015, the

[59]	The Debtors note that they expect that the parties to the Parent Guarantee Litigation will seek additional facts as to CEC’s wherewithal to make payments outside of the settlement embodied in the Plan as part of any objections to confirmation of the Plan. At this time, there has been no testimony on CEC’s ability as of the date of this Disclosure Statement to make the contributions contemplated by the Plan and pay any of the claims in the Parent Guaranty Litigation. However, the Ad Hoc Group of 5.75% and 6.5% Notes has noted that counsel for the Debtors stated on the record at the evidentiary hearing on the Renewed 105 Motion, “I don’t think there is any dispute that CEC could pay a $14 million judgment.” Hr’g Tr. 163:23–24, June 8, 2016.

Debtors filed a notice of appeal of the District Court’s ruling to the Seventh Circuit [Docket No. 45]. Briefing before the Seventh Circuit concluded on November 30, 2015, and oral argument was held before a panel of Seventh Circuit judges on December 10, 2015. On December 23, 2015, the Seventh Circuit vacated the denial of the injunction and remanded to the Bankruptcy Court on the grounds that the “same acts” requirement was a misapplication of controlling Seventh Circuit case law [Docket No. 46]. On January 11, 2016, certain of the Defendants-Appellees filed a petition for rehearing en banc by the full Seventh Circuit [Docket No. 53]. On January 25, 2016, the Seventh Circuit denied this request for rehearing and on February 2, 2016, the Seventh Circuit issued its mandate, revesting jurisdiction in the Bankruptcy Court.

On remand, the Bankruptcy Court took judicial notice of certain additional facts from the Chapter 11 Cases and the Parent Guarantee Litigation, including a pending trial date in the BOKF SDNY Action set for March 14, 2016, and a pending trial date in the Unsecured Notes SDNY Actions set for May 9, 2016. Based on the factual findings from the trial in the 105 Adversary Proceeding and judicial notice of these additional facts, on February 26, 2016, the Bankruptcy Court issued a ruling [Docket No. 214] (the “105 Order”), which enjoined the BOKF SDNY Action until the earlier of (a) 60 days after the Examiner files his final (redacted) report and (b) May 9, 2016. On May 9, 2016, the injunction expired.

As discussed in Article III.D above, each of the SDNY Actions (including the BOKF SDNY Action) was subject to a summary judgment schedule culminating on June 24, 2016, with oral argument, and a “global” trial starting on August 22, 2016, if necessary. Similarly, the WSFS Action was subject to a summary judgment schedule culminating in oral argument on June 16, 2016. On June 6, 2016, the Debtors filed an emergency motion (the “Renewed 105 Motion”) seeking a temporary restraining order and preliminary injunction enjoining the plaintiffs in the Parent Guarantee Litigation from further prosecuting their guaranty lawsuits because the Debtors believe such an injunction is necessary to protect the Debtors’ ability to reorganize in the Chapter 11 Cases [Adv. Case. No. 15-00149 (ABG), Docket No. 241]. An evidentiary hearing on the Renewed 105 Motion was held on June 8, 9, and 13, 2016. On June 15, 2016, the Bankruptcy Court granted the Renewed 105 Motion, enjoining the plaintiffs in the Parent Guarantee Litigation from further prosecuting their guaranty lawsuits until August 29, 2016 [Docket No. 274]. The Southern District of New York has scheduled oral argument in the SDNY Actions for August 30, 2016. The Debtors reserve their rights with respect to further injunctions.

2.	Unsecured Creditors Committee Lien Challenge Adversary

On August 7, 2015, the Unsecured Creditors Committee filed an adversary complaint out of an abundance of caution against the indenture trustees and Collateral Agents under the First Lien Debt and the Second Lien Debt (the “Lien Challenge Adversary”). See Statutory Unsecured Claimholders’ Committee v. BOKF, N.A., et al., Adversary Case No. 15-00571 (ABG) [Docket No. 1]. As discussed in detail above, the Unsecured Creditors Committee filed the Lien Challenge Adversary contemporaneously with the UCC Lien Standing Motion, which separately requested standing to pursue each of the claims alleged in the Lien Challenge Adversary. The Unsecured Creditors Committee contends that although the Cash Collateral Order provides that the filing of a standing motion will toll the deadline to file the challenges set forth in such standing motion until the standing motion is decided by the Bankruptcy Court, such tolling only applies if the standing motion is “necessary” or “required.” See Cash Collateral Order ¶ 12(b). Thus, separate from its motion seeking standing to pursue various causes of action on behalf of the Debtors’ Estates, the Lien Challenge Adversary relates to claims for which the Unsecured Creditors Committee believes it already has standing to pursue.

The Lien Challenge Adversary includes claims related to: (a) the “recourse stipulation” in the Cash Collateral Order, which states that each Subsidiary Guarantor is liable for the full amount of the First Lien Debt as of the Petition Date; (b) the lien stipulations in the Cash Collateral Order regarding commercial tort claims, insurance policies, gaming and liquor licenses, equity securities, vessels, real property, and intellectual property; (c) a clarification that at least thirty-two of the Debtors are not pledgors under the Collateral Agreements and are therefore not liable for the First Lien Debt; (d) provisions in the Cash Collateral Order that include “fees, costs, and other charges” in the secured debt claims (the “Fees & Charges Stipulation Count”); and (e) certain of the nonrecourse pledges contained in the Collateral Agreements, which the Unsecured Creditors Committee believes prohibits Holders of Claims related to First Lien Debt and Second Lien Debt from pursuing the First Lien Pledgors and Second Lien Pledgors for payment of the First Lien Debt and Second Lien Debt beyond the value of the pledged First Lien Collateral and Second Lien Collateral (the “1111(b) Count”), which count is similar to the 1111(b) Claim Objections filed by the Subsidiary-Guaranteed Notes Trustee.

On September 8, 2015, the parties to the Lien Challenge Adversary entered into a stipulation providing the defendants therein an additional 30 days to respond to the plaintiff’s complaint. On October 21, 2015, the Bankruptcy Court granted the defendants’ motion to extend time to respond until January 20, 2016. On January 6, 2016, the Defendants filed another motion to extend the time to respond and on January 15, 2016, the Bankruptcy Court granted the motion, setting March 7, 2016, as the response deadline. On March 2, 2016, the defendants filed another motion to extend the time to respond to the complaint, which was granted by the Bankruptcy Court on March 14, 2016, thereby setting May 13, 2016, as the date by which each of the defendants needed to respond to the complaint. Also on March 2, 2016, the Second Lien Collateral Agent filed a motion to dismiss, seeking dismissal of the 1111(b) Count as to the proofs of claim filed by the Second Lien Collateral Agent and the second lien indenture trustees [Docket No. 19]. On March 7, 2016, the Second Lien Collateral Agent filed a second motion to dismiss, seeking dismissal of the Fees & Charges Stipulation Count as to certain stipulations granted in the Cash Collateral Order to the Second Lien Collateral Agent [Docket No. 23]. On March 22, 2016, the Unsecured Creditors Committee and the Second Lien Collateral Agent entered into a stipulation related to the 1111(b) Count [Docket No. 31], pursuant to which the Unsecured Creditors Committee amended its complaint to dismiss the 1111(b) Count without prejudice to the Unsecured Creditors Committees’ rights to later assert such claims [Docket No. 32]. The Lien Challenge Adversary is currently pending before the Bankruptcy Court, and no rulings or briefing schedules have been set on the pending motions to dismiss.

3.	The NRF Adversary and Related Litigation in the Southern District of New York

Prior to the Petition Date, certain of the Debtors were employers (the “Employers”) within the meaning of the Employee Retirement Income Security Act of 1974, 29 U.S.C. §§ 1001–1461 (“ERISA”) and had contractual obligations to make contributions to the National Retirement Fund (the “NRF”), a multiemployer pension fund within the meaning of ERISA, which is also a member of the Unsecured Creditors Committee. In December 2014, the NRF threatened CEOC, CEC, and the other members of the Caesars “controlled group” (as defined in ERISA) with expulsion from the NRF due to, among other things, the Challenged Transactions. CEOC, CEC, and their affiliates dispute the NRF’s ability to do so. However, to protect their interests, on December 21, 2014, CEOC, CEC, and CERP entered into a standstill agreement with the NRF, pursuant to which the NRF agreed not to expel any member of the Caesars controlled group and the members of the controlled group agreed to provide the NRF with five days’ notice of certain “insolvency events” defined therein. On January 8, 2015, in light of CEOC’s impending voluntary chapter 11 filing, the members of the Caesars controlled group provided the NRF with notice that they were terminating the prepetition standstill agreement and CEC commenced an action against the NRF and its board of trustees in the United States District Court for the Southern District of New York, captioned Caesars Entertainment Corporation v. Pension Plan of the National Retirement Fund and Board of Trustees of the National Retirement Fund, Case No. 15-cv-00138 (the “CEC SDNY Action”). Through the CEC SDNY Action, CEC sought a declaratory judgment that the NRF lacks the authority or power to (a) refuse pension fund contributions made to the NRF in accordance with the Debtors’ obligations or (b) cause the withdrawal from the NRF of any of the Debtors. The CEC SDNY Action is discussed further below.

On January 12, 2015, notwithstanding the involuntary chapter 11 proceeding commenced against CEOC that morning, the NRF sent a letter to the Employers notifying them that, effective immediately, the NRF had terminated their participation in the fund and that the fund would cease accepting their contributions (the “Expulsion”). This letter was purportedly corrected and superseded the following day, January 13, 2015, when the NRF sent a letter asserting that the Employers were only expelled from the Legacy Plan of the NRF, and not from the Adjustable Plan of the NRF.

Further, on February 13, 2015, the NRF sent CEC and CERP a notice of payment demand (the “Payment Demand”) assessing withdrawal liability of approximately $462 million (as reduced by the “20-year cap” imposed by ERISA) against CEC and CERP on account of the purported Expulsion. The Payment Demand seeks to impose on CEC and CERP the obligation to make quarterly payments of approximately $6 million for the next twenty years. On May 22, 2015, the Legacy Plan of the NRF (f/k/a the Pension Plan of the NRF) filed proof of claim number 3484 against each of the Debtors for withdrawal liability incurred in connection with the purported Expulsion (the “NRF Claim”), which was filed in the same amount as the Payment Demand.

The Debtors dispute the validity of the NRF’s actions and reserve all of their rights with respect to such actions, including with respect to any rights they may have to contest such actions or any asserted liability as a result of such actions under applicable bankruptcy and non-bankruptcy laws, rules, and regulations. Nevertheless, if the NRF’s actions are determined to constitute the Debtors’ complete withdrawal from the NRF, the Debtors could be subject to withdrawal liability under ERISA exceeding $300 million, which could materially reduce the Debtors’ estimated recoveries to Holders of Claims in the Chapter 11 Cases.

On March 6, 2015, the Debtors commenced an adversary proceeding in the Chapter 11 Cases captioned Caesars Entertainment Operating Company, Inc., et al., vs. The Board of Trustees of the National Retirement Fund and The Pension Plan of the National Retirement Fund, Adv. Case No. 15-00131 (ABG) (the “362 Adversary Proceeding”), asserting, among other things, that the NRF’s Payment Demand to CEC and CERP was a violation of the automatic stay arising under section 362 of the Bankruptcy Code and that such Payment Demand could not be binding upon the Debtors notwithstanding the applicability of ERISA. Also on March 6, the Debtors filed in the voluntary Chapter 11 Cases the Debtors’ Motion for Entry of an Order (I) Enforcing the Automatic Stay, (II) Voiding Actions Taken in Violation of the Automatic Stay, (III) for Contempt and Sanctions Against the NRF and the NRF Trustees, and (IV) Granting Related Relief [Docket No. 644] (the “Expulsion Motion”), asserting that the purported Expulsion by the NRF of the applicable Debtors on January 12, 2015, was a violation of the automatic stay arising in CEOC’s involuntary chapter 11 case on that date. On March 11, 2015, the Debtors filed in the 362 Adversary Proceeding the Debtors’ Motion for Entry of an Order (A) Extending the Automatic Stay to Enjoin Certain Payments and Legal Processes, and (B) Granting Related Relief [NRF Adversary Docket No. 8] (the “Injunction Motion”), requesting that the Bankruptcy Court enjoin the continuation of CEC’s and CERP’s payment obligations arising due to the Payment Demand as well as the legal processes required under ERISA due to the Payment Demand. Finally, on March 27, 2015, the Debtors filed the Debtors’ Motion for Entry of an Order (I) Enforcing the Automatic Stay with Respect to the Demand for Interim Withdrawal Liability Payments By the NRF, (II) Voiding Such Payment Demands Taken in Violation of the Automatic Stay, and (III) Granting Related Relief [Docket No. 1018] (the “Payment Demand Motion”), asserting that the NRF’s Payment Demand to CEC and CERP was a violation of the automatic stay, which motion is substantially similar to count one in the 362 Adversary Proceeding.

On March 20, 2015, CEOC, the applicable Debtors, CEC, CERP, and the NRF entered into a Standstill Agreement, which stayed the requirement that CEC and CERP make payments to the NRF on account of the Payment Demand and instead deferred such payments until after the Bankruptcy Court had dismissed the Expulsion Motion, the Payment Demand Motion, and the Injunction Motion (the “Standstill Agreement”). Under the Standstill Agreement, the Caesars controlled group must remit monthly payments to the NRF at the rate and on the same terms that the Caesars controlled group would have been obligated to remit contributions to the NRF had an alleged withdrawal not occurred (the “Monthly Interim Payments”). The portion of each of the Monthly Interim Payments equal to the amount the Caesars controlled group is obligated to contribute may be allocated and applied to the Adjustable Plan of the NRF for that month and to the Legacy Plan of the NRF in the NRF’s discretion. Failure to make any of the Monthly Interim Payments pursuant to the Standstill Agreement will permit the NRF to terminate the Standstill Agreement by written election, on five days’ notice, subject to cure within that period, and/or seek whatever other relief may be appropriate. The Bankruptcy Court entered an order approving the Standstill Agreement and setting a briefing schedule with respect to each of the Expulsion Motion, the Payment Demand Motion, and the Injunction Motion [Docket No. 1020]. The parties completed briefing on those matters pursuant to the Standstill Agreement.

On November 12, 2015, the Bankruptcy Court issued an opinion [Docket No. 2567] and entered an order [Docket No. 2569] denying the Payment Demand Motion and the Expulsion Motion, holding that because the expulsion letter was not addressed to CEOC (as the involuntary debtor on January 12, 2015) and the Payment Demand was sent to non-Debtors CEC and CERP and not to any Debtors, the automatic stay was not violated, notwithstanding the potential implications under ERISA that liability for one member of the Caesars controlled group would be liable for all members of the Caesars controlled group (including the Debtors). The Debtors filed an appeal of the Bankruptcy Court’s decision, which is currently pending before the District Court in an appeal captioned Caesars Entm’t Operating Co., Inc. v. The Board of Trustees of the Nat’l Retirement Fund, Case No. 15-cv-10565 (N.D. Ill) (the “NRF Appeal”). By agreement of the Debtors and the NRF, the briefing in the NRF Appeal was temporarily extended to permit the parties time to negotiate a potential settlement. On June 15, 2016, the Debtors filed their opening brief in the NRF Appeal [Docket No. 25].

On November 19, 2015, the Bankruptcy Court entered an order dismissing Counts I and II of the complaint in the 362 Adversary Proceeding [NRF Adversary Docket No. 76]. The Bankruptcy Court dismissed Count I with prejudice for failure to state a claim as it was duplicative of the Payment Demand Motion, which the Bankruptcy Court had denied. The Bankruptcy Court dismissed Count II without prejudice for lack of subject matter jurisdiction. The Bankruptcy Court continued Count III of the complaint and the Injunction Motion for further proceedings. Those matters remain pending at this time.

In addition to the matters with respect to the NRF in the Chapter 11 Cases and the CEC SDNY Action, the NRF commenced an action against CEC and CERP in the United States District Court for the Southern District of New York, captioned The National Retirement Fund, et al. v. Caesars Entertainment Corporation, et al., Civil Action No. 15-CV-02048 (the “NRF SDNY Action”), seeking, among other things, payment of the amounts requested in the Payment Demand. CEC filed a motion to dismiss on July 2, 2015 [Docket No. 12], based on the Standstill Agreement. On November 17, 2015, the magistrate judge overseeing the NRF SDNY Action recommended that Caesars’ motion to dismiss be denied [Docket No. 26] because CEC’s contractual defense was a matter that must be determined by an arbitrator under the ERISA statutory scheme. The court subsequently adopted the report and recommendations of the magistrate judge, denying CEC’s motion to dismiss on December 25, 2015 [Docket No. 29]. Subsequently, on February 26, 2016, the NRF moved for summary judgment seeking interim withdrawal liability payments from CEC and CERP on account of the Payment Demand [Docket No. 41]. On May 5, 2016, the magistrate judge in the CEC SDNY Action issued a report and recommendation [Docket No. 54] which would require CEC to pay any interim amounts now currently due notwithstanding the standstill in place. If adopted by the District Court for the Southern District of New York, this ruling may result in a $7.9 million liability against CEC and CERP on account of the initial quarterly withdrawal liability payment as well as potentially subsequent interim quarterly payments while the parties arbitrate the propriety of the expulsion and the amount of the withdrawal liability. On May 19, 2016, CEC objected to the report of the magistrate judge, asserting that a material issue of genuine fact exists and the district court should therefore reject the report’s recommendation and deny the NRF’s summary judgment motion [Docket No. 55]. The parties are awaiting a ruling as of the date hereof.

On November 17, 2015, the magistrate judge overseeing the CEC SDNY Action recommended that the NRF’s motion to dismiss the CEC SDNY Action be granted [Docket No. 33] because under the ERISA statutory scheme, the issue of whether the NRF had the statutory or contractual right under its trust agreement to expel the Caesars controlled group is a matter that must be arbitrated in the first instance. The court subsequently adopted the report and recommendations of the magistrate judge, granting the NRF’s motion to dismiss on December 25, 2015 [Docket No. 36]. CEC appealed this dismissal, which appeal remains pending as of the date hereof.

Additionally, certain trustees of the Board of Trustees for the NRF commenced an action against the NRF and certain other trustees of the Board of Trustees for the NRF, currently pending in the United States District Court for the Southern District of New York, captioned Wilhelm, et al. v. Noel Beasley, et al., Civil Action No. 15-CV-04029 (the “NRF Trustee SDNY Action”), asserting, among other things, that the NRF did not have the ability to expel the Employers from the NRF. The defendants in the NRF Trustee SDNY Action filed counterclaims on July 29, 2015 [Docket No. 66]. On February 2, 2016, the court granted a 60-day stay of the NRF Trustee SDNY Actions to allow the parties to focus on settlement discussions [Docket No. 102]. On April 5, 2016, the court issued an order directing the parties in the NRF Trustee SDNY Action to submit a stipulation and order of dismissal by April 15, 2016, that would dismiss the case without prejudice and make clear that the case is subject to reinstatement upon motion by either party by January 31, 2017 [Docket No. 106].

The NRF SDNY Action and the appeal of the dismissal of the CEC SDNY Action are each currently pending and may affect the outcome of the proceedings with the NRF in the Chapter 11 Cases and the NRF’s final claim amount, if any.

As highlighted below in Article V.A.2, recoveries available under the Plan may materially differ from the projected amounts indicated herein if the NRF is found to have an Allowed $362 million joint and several liability General Unsecured Claim against each of the Debtors.60 As noted above in Article IV.J.8, the Unsecured Creditors Committee’s support of the Plan is premised on the Debtors reaching a settlement with the NRF. Those settlement discussions remain ongoing. If the Debtors are unable to reach a settlement with the NRF, they may be unable to confirm the Plan or to consummate the Plan if it is confirmed. Each of the Debtors and the NRF reserve all rights in this respect.

4.	The Hilton Adversary

In December 1998, Hilton spun-off its gaming operations and related assets and liabilities into Park Place Entertainment Corporation (“Park Place”). In connection with the spin-off, Hilton and Park Place entered into various agreements, including (a) an Employee Benefits and Other Employment Allocation Agreement dated December 31, 1998 (the “Allocation Agreement”), whereby Park Place assumed or retained, as applicable, certain liabilities and excess assets, if any, related to the Hilton Hotels Retirement Plan (the “Hilton Plan”), and (b) a Distribution Agreement by and between Hilton and Park Place dated as of December 31, 1998 (the “Distribution Agreement,” and with the Allocation Agreement, the “Hilton Agreements”), whereby Hilton “spun off” its gaming operations, assets, and liabilities to Park Place. CEOC is the ultimate successor to the Allocation and Distribution Agreements.

In 1998, a class action on behalf of employees participating in the Hilton Plan was commenced against Hilton and the Hilton Plan in the United States District Court for the District of Columbia (the “Kifafi Court”) in a case captioned Kifafi v. Hilton Hotels Retirement Plan, et al., No. 98-cv-01517 (the “Kifafi Litigation”), for alleged violations of ERISA. In 2009, the Kifafi Court granted summary judgment against Hilton and the Hilton Plan with respect to certain of the claims asserted in the Kifafi Litigation. In 2011, the Kifafi Court entered its remedies decision which, among other things, required Hilton and the Hilton Plan to amend the Hilton Plan to address the ERISA violations identified by the Kifafi Court and to make additional contributions to the Hilton Plan consistent with the amendments. In light of the Kifafi Court’s remedies order and the resulting amendments to the Hilton Plan, Hilton asserts that, since 2011, it has made additional contributions to the Hilton Plan totaling approximately $73,266,881. Of this amount, Hilton and the Hilton Plan allege that Hilton contributed approximately $23,262,870 with respect to the benefits of the “Park Place Individuals” and is thus subject to payment by CEOC and/or CEC.

None of Park Place, CEC, or CEOC was ever named as defendant in the Kifafi Litigation. CEOC and CEC have asserted that they did not have notice of the Kifafi Litigation until 2009, though Hilton disputes this assertion because the Kifafi Litigation was commenced prior to the Park Place spin-off and Hilton and Park Place had overlapping boards of directors after the spin-off. Despite these positions, it is undisputed that Hilton sent a letter informing Park Place of the Kifafi Court’s summary judgment ruling in 2009. In December 2013, Caesars received a further letter from Hilton notifying it that all final court rulings had been rendered in relation to the Kifafi Litigation. Caesars was subsequently informed that its obligation under the Allocation Agreement was approximately $54 million, and that approximately $19 million related to contributions for historical periods and approximately $35 million relates to estimated future contributions. Caesars disputed these amounts. On November 21, 2014, in response to a letter from Hilton, Caesars agreed to attempt to mediate a resolution of the matter.

After the Debtors’ entry into the Prepetition RSA, on December 24, 2014, Hilton, the GBAC, and Sheldon T. Nelson, as plan administrator for the Hilton Plan (collectively, the “Hilton Plaintiffs”), commenced a lawsuit (the “Hilton Lawsuit”) against CEOC and CEC in the United States District Court for the Eastern District of Virginia (the “Virginia Court”). The Hilton Lawsuit relies upon the Hilton Agreements and ERISA and seeks monetary and equitable relief in connection with this ongoing dispute. On January 14, 2015, the Hilton Plaintiffs filed an amended complaint dismissing CEOC as a defendant, in light of the commencement of the Involuntary Proceeding against CEOC on January 12, 2015. On April 14, 2015, the Virginia Court dismissed the unjust enrichment claims asserted in the Hilton Lawsuit and otherwise transferred venue for the remaining claims to the District Court, concluding, among other things, that resolution of the Hilton Lawsuit was “related to” the Chapter 11

[60]	For purposes of voting to accept or reject the Plan, unless the Debtors object to the NRF’s Claim in accordance with the Solicitation Procedures Order, the NRF will have a Claim against each Debtor and will vote in the applicable Class for non-agreed to General Unsecured Claims at each Debtor (i.e., Class J, Class M, Class N, Class O, and Class P).

Cases. See Hilton Worldwide, Inc. Global Benefits Admin. Comm. v. Caesars Entm’t Corp., 532 B.R. 259 (E.D. Va. 2015). On July 30, 2015, the Hilton Lawsuit was referred to this Court in an adversary case captioned Hilton Worldwide Inc., Global Benefits Administrative Committee, et al. v. Caesars Entm’t Corp.), Adv. No. 15-00545.

On August 10, 2015, the Hilton Plaintiffs filed a motion [Adv. Pro. No. 15-00545 (ABG), Docket No. 15] (the “CEC Motion to Withdraw”) seeking to withdraw the reference to the Bankruptcy Court. On August 31, 2015, CEC filed a motion in the Bankruptcy Court seeking to dismiss the Hilton Lawsuit in its entirety pursuant to Rules 12(b)(6) and 12(b)(7) of the Federal Rules of Civil Procedure [Adv. Pro. No. 15-00545 (ABG), Docket No. 22] (the “Motion to Dismiss”). On September 29, 2015, CEC filed its opposition to the CEC Motion to Withdraw [Civ. No. 15-03349 (JLA), Docket Nos. 64 & 65], and on September 30, 2015, Hilton filed its opposition to the Motion to Dismiss [Adv. Pro. No. 15-00545 (ABG), Docket No. 27]. Briefing on both the CEC Motion to Withdraw and the Motion to Dismiss are complete.

As noted above, the Debtors filed the Hilton Claims Objection in the Chapter 11 Cases, which objects to Hilton’s and GBAC’s claims that are substantially similar to the claims asserted in the Hilton Lawsuit. On October 14, 2015, Hilton and GBAC filed a preliminary objection to the Hilton Claims Objection and a motion to withdraw the reference to the Bankruptcy Court of the Hilton Claims Objection (the “CEOC Motion to Withdraw”) [Docket No. 2420]. The CEOC Motion to Withdraw was docketed in the District Court as Case No. 15-cv-09596. No further briefing has occurred on the Hilton Claims Objection of the CEOC Motion to Withdraw as of the date hereof.

By agreement of CEOC, CEC, and the Hilton Parties, the parties have requested a stay of any ruling related to the CEC Adversary Proceeding (including on either the CEC Motion to Withdraw or the Motion to Dismiss) or on the Hilton Claims Objections while the parties use the time to negotiate a global settlement. These stays currently run through July 29, 2016.

On June 21, 2016, the Debtors, CEC, and the Hilton Parties executed an agreement setting forth a global resolution of the Hilton Claims Objection, Hilton Adversary, and related issues discussed above (the “Hilton Settlement”). If approved, the Hilton Settlement will avoid the continued litigation of complex issues in multiple fora, provide greater clarity on the claims pool and related recoveries at CEOC under the Plan, reduce CEOC’s potential out-of-pocket liability by approximately 17 percent, and ensure that future funding obligations under the Hilton Agreements will be satisfied. At a high level, the terms of the Hilton Settlement include, among other things:

•	Hilton will have an Allowed, General Unsecured Claim against CEOC of no less than $51 million on account of past and future funding obligations to the Hilton Plan, plus 31.75 percent of any amounts paid by Hilton to the Hilton Plan from July 16, 2016 through the Effective Date. The GBAC’s Claim will be disallowed and expunged on the Effective Date. Pursuant to a separate agreement between the Hilton Parties and CEC, Hilton must pay CEC an amount equal to the recovery it receives under the Plan on account of $24.5 million of its Allowed Claim against CEOC.

•	Hilton will also have an Allowed, General Unsecured Claim against CEOC up to a maximum of $14,712,106.00 on account of CEOC’s obligations under the Hilton Supplemental Executive Retirement Plan (“SERP”) and Hilton Retirement Benefit Replacement Plan (“Replacement Plan”). Hilton has the option, at any time prior to the Effective Date, to assume responsibility for these obligations with respect to participants specifically identified in the Hilton Settlement. Any SERP or Replacement Plan obligations not expressly assumed by Hilton by the Effective Date will be included in its Allowed Claim amount, subject to the $14,712,106.00 cap.

•	On the Effective Date, CEOC, CEC, and the Hilton Parties will amend the Allocation Agreement and CEC will assume CEOC’s obligations under the Allocation Agreement, as amended, from and after the Effective Date (other than those related to the SERP or Replacement Plan).

•	The Hilton Adversary will be stayed indefinitely and, upon the Effective Date, dismissed with prejudice. The Hilton Claims Objection will be withdrawn without prejudice upon entry of an order from the Bankruptcy Court approving the Hilton Settlement and, on the Effective Date, withdrawn with prejudice.

The Debtors have sought approval of the Hilton Settlement pursuant to a motion filed with the Bankruptcy Court on June 21, 2016 [Docket No. 4081] (the “Hilton 9019 Motion”). A hearing on approval of the Hilton 9019 Motion is currently scheduled for July 20, 2016.

5.	Second Lien RSA Adversary

On August 10, 2015, the Second Priority Noteholders Committee commenced an adversary proceeding (the “Second Lien RSA Adversary”) and filed a related preliminary injunction motion against CEC seeking to obtain declaratory and injunctive relief against what it termed an “unlawful effort to purchase votes” through the Second Lien RSA. See The Official Committee of Second Priority Noteholders v. Caesars Entertainment Corporation, Adversary Case No. 15-00578 (ABG) [Docket Nos. 1, 4]. Preliminary hearings on the matter were held in the Bankruptcy Court on August 12 and 13, 2015. On September 21, 2015, the Second Priority Noteholders Committee and CEC entered into a stipulation dismissing the Second Lien RSA Adversary without prejudice.

6.	Intercreditor Litigation

On April 7, 2015, Credit Suisse, solely in its capacity as administrative agent and collateral agent under the Prepetition Credit Agreement and credit agreement agent under the Second Lien Intercreditor Agreement, and at the direction of the “required lenders” as such term is defined in the Prepetition Credit Agreement, filed a complaint (the “Second Lien Intercreditor Lawsuit”) in the Supreme Court of the State of New York, New York County, captioned Credit Suisse AG, Cayman Islands Branch v. Appaloosa Investment Limited Partnership I, et al., against the members of the Second Priority Noteholders Committee and the Petitioning Creditors (collectively, the “Second Lien Defendants”) seeking an end to the Second Lien Defendants’ “past and threatened future violations of the [Second Lien Intercreditor Agreement].” In the Second Lien Intercreditor Lawsuit, Credit Suisse argues, among other things, that (a) the turnover provisions in the Second Lien Intercreditor Agreement provide the First Lien Lenders priority of recovery with respect to collateral, including Common Collateral (as such term is defined in the Second Lien Intercreditor Agreement), (b) the Second Lien Intercreditor Agreement provides the First Lien Lenders with the exclusive right to enforce rights with respect to the Common Collateral until such holders have been paid in full in cash, (c) the Second Lien Intercreditor Agreement expressly prohibits the Second Lien Noteholders from taking any action to challenge or contest the First Lien Lenders’ liens, and (d) the Second Lien Defendants violated these provisions of the Second Lien Intercreditor Agreement by filing the WSFS Delaware Action, initiating the Involuntary Proceeding, and requesting the appointment of an examiner in the Chapter 11 Cases. The Second Lien Intercreditor Lawsuit, among other things, seeks declaratory and injunctive relief, including as to the payment of professional fees as to the Second Priority Noteholders Committee’s professionals.

On May 4, 2015, pursuant to 28 U.S.C. §§ 1334, 1446, 1452, and Bankruptcy Rule 9027, the Second Lien Defendants removed the Second Lien Intercreditor Lawsuit to the United States District Court for the Southern District of New York. On June 6, 2015, Credit Suisse and the Second Lien Defendants filed dueling motions seeking to transfer the Second Lien Intercreditor Lawsuit: Credit Suisse sought return to New York state court, where the Second lien Intercreditor Lawsuit was originally filed, and the Second Lien Defendants sought transfer to the Bankruptcy Court. On September 9, 2015, the District Court for the Southern District of New York granted the Second Lien Defendants’ motion and transferred the Second Lien Intercreditor Lawsuit to the District Court for referral to the Bankruptcy Court. See Credit Suisse AG, Cayman Islands Branch v. Appaloosa Investment L.P. I, 2015 WL 5257003 (S.D.N.Y. Sept. 9, 2015). On September 30, 2015, the Second Lien Intercreditor Lawsuit was referred to the Bankruptcy Court as Adversary Case No. 15-00754. Credit Suisse voluntarily dismissed the case without prejudice on December 23, 2015 [Docket No. 18].

7.	The Second Lien Preference Action Adversary

On June 6, 2016, the Debtors commenced an adversary proceeding (the “Second Lien Preference Action Adversary”) against the Second Lien Agent and the indenture trustees for the Debtors’ four series of Second Lien Notes (collectively, the “Second Lien Parties”) to avoid liens on commercial tort claims (“Commercial Tort Claims”)

granted to the Second Lien Parties on November 25, 2014, which liens were perfected by the filing of UCC-1 financing statements on November 26, 2014 (the purported granting of a perfected lien in the Commercial Tort Claims referred collectively as the “Transfer”). By the Second Lien Preference Action Adversary, the Debtors assert that the Transfer is a preferential transfer made to a creditor on account of an antecedent debt when the Debtors were insolvent within 90 days of the Petition Date and is an avoidable preference under section 547 of the Bankruptcy Code. See Bankruptcy Code § 547(b). The Second Lien Preference Action Adversary remains pending as of the date hereof.

T.	Other Pending Litigation Proceedings

The Debtors are parties to a number of lawsuits, legal proceedings, collection proceedings, and claims arising out of their business operations, including those lawsuits and other actions described more fully herein. The Debtors cannot predict with certainty the outcome of these lawsuits, legal proceedings, and claims.

With certain exceptions, the filing of the Chapter 11 Cases operates as a stay with respect to the commencement or continuation of litigation against the Debtors that was or could have been commenced before the commencement of the Chapter 11 Cases. In addition, the Debtors’ liability with respect to litigation stayed by the commencement of the Chapter 11 Cases is generally subject to discharge, settlement, and release upon confirmation of a plan under chapter 11, with certain exceptions. Therefore, certain litigation Claims against the Debtors may be subject to discharge in connection with the Chapter 11 Cases.

U.	Monetizing the Former Harrah’s Tunica Property

As more fully disclosed in the Debtors’ motion to dismantle the barges that were formerly used to operate the now-closed Harrah’s Tunica casino property [Docket No. 599] (the “Dismantlement Motion”), the Debtors have been actively marketing the Harrah’s Tunica property since 2012. Shortly after the filing of the Chapter 11 Cases, the Debtors, in their business judgment, embarked on a multi-phase effort to repurpose the Harrah’s Tunica property to make it more marketable to potential buyers, including those who were not interested in operating a casino. First, the Debtors obtained entry of an order [Docket No. 1021] approving the Dismantlement Motion, which permitted the Debtors to liquidate the barges housing the former casino at the property. Next, with this property and its attendant costs soon to be removed, the Debtors have been able to focus on the next phase of their process—a formal marketing and sale process with respect to the remainder of the assets located at the former Harrah’s Tunica location (the “Tunica Property”). By selling the Tunica Property through a formal marketing and auction process conducted pursuant to section 363 of the Bankruptcy Code, the Debtors believe they can achieve the most value-maximizing result for benefit of all of the Debtors’ Estates. Selling the Tunica Property will also unburden the Debtors of significant ongoing carrying costs, which currently total approximately $1 million per month. After months of negotiations, the Debtors entered into a purchase agreement with TJM Properties, Inc. (“TJM”) to sell the Tunica Property for $3 million, subject to higher or better offers. Importantly, as part of this agreement, TJM agreed to be the stalking horse in a competitive bidding process. On September 5, 2015, the Debtors filed a motion seeking approval of bidding procedures for a formal marketing and auction process for the Tunica Property with the stalking horse bid as the baseline bid [Docket No. 2172] (the “Tunica Sale Motion”). On September 29, 2015, the Bankruptcy Court entered an order [Docket No. 2358] approving the Debtors’ proposed bidding procedures and auction process. No qualified bids were submitted on or before the bidding deadline. Accordingly, the Debtors filed a notice of cancellation of the auction and designation of the stalking horse bidder as the successful bidder on October 26, 2015 [Docket No. 2500]. On November 2, 2015, the Bankruptcy Court entered an order authorizing the Debtors to sell the Tunica Property to TJM [Docket No. 2524] (the “Tunica Sale Order”). The Debtors closed the sale of the Tunica Property to TJM on January 20, 2016.

V.	Workload Bonus Program

On July 1, 2015, the Debtors filed the Debtors’ Motion for Entry of an Order (A) Authorizing and Approving the Workload Bonus Program for Certain Non-Insider Employees and (B) Granting Related Relief [Docket No. 1851] (the “Workload Bonus Motion”). Among other things, the Workload Bonus Motion sought the Bankruptcy Court’s approval of an award pool totaling approximately $550,000 to reward 22 key, non-insider CES employees. Under the bonus program outlined in the Workload Bonus Motion, each program participant (depending on position and workload) would be eligible to receive up to 15 or 30 percent of such participant’s base salary in additional cash awards. On July 27, 2015, the Bankruptcy Court entered an order [Docket No. 1975] approving the relief sought by the Workload Bonus Motion.

W.	Rejection and Assumption of Executory Contracts and Unexpired Leases

Prior to the Petition Date and in the ordinary course of business, the Debtors entered into thousands of Executory Contracts and Unexpired Leases. The Debtors have reviewed and will continue to review during the Chapter 11 Cases such Executory Contracts and Unexpired Leases to identify contracts and leases for either assumption or rejection.

To date, the Debtors have filed five omnibus motions (the “Contract Rejection Motions”) seeking to reject a total of fifteen Executory Contracts in the aggregate [Docket Nos. 378, 666, 1175, 1755, 1863]. The Bankruptcy Court approved the relief sought in these motions with respect to twelve of these Executory Contracts in several orders [Docket Nos. 641, 990, 1323, 1801, 1928]. The Debtors withdrew the applicable Contract Rejection Motion with respect to one of the Executory Contracts61 following a consensual renegotiation of its terms and conditions. In addition, the Debtors have continued the applicable Contract Rejection Motion [Docket No. 1755] (the “Seibel Rejection Motion”) with respect to two of the Executory Contracts with entities affiliated with Rowen Seibel in connection with the Gordon Ramsay Pub and Grills located at Caesars Palace and Caesars Atlantic City.62 The Debtors, FERG, and LLTQ have been engaged in ongoing settlement discussions and discovery related to the Seibel Rejection Motion since its filing in June 2015. FERG and LLTQ have also filed a motion seeking payment of administrative expenses related to the Gordon Ramsay Pub and Grills [Docket No. 2531] (the “Seibel Admin Motion”), which also remains pending as of the date hereof. Relatedly, on January 14, 2016, the Debtors filed a motion seeking to reject two restaurant license agreements with Gordon Ramsey and his affiliated entities and enter into new agreements that provide additional annual savings to the Debtors [Docket No. 3000] (the “Ramsay Motion”). FERG and LLTQ objected to the Ramsay Motion as well. Discovery related to the Seibel Rejection Motion, the Seibel Admin Motion, and the Ramsay Motion are ongoing pursuant to an agreed discovery order entered by the Bankruptcy Court on March 14, 2016 [Docket No. 3393], and each motion is set for status at the omnibus hearing scheduled for July 20, 2016.

On April 15, 2015, the Debtors filed the Debtors’ Motion for Entry of an Order (I) Extending the Time Within Which the Debtors Must Assume or Reject Unexpired Leases of Nonresidential Real Property and (II) Granting Related Relief [Docket No. 1176], whereby the Debtors requested a 90-day extension to assume or reject unexpired leases of nonresidential real property through and including August 13, 2015. On May 7, 2015, the Bankruptcy Court entered an order granting the relief requested therein [Docket No. 1474], which extended the time by which the Debtors must assume or reject such leases until August 13, 2015 (the “Section 365(d)(4) Deadline”).

The Debtors, with the assistance of their advisors, thereafter spent significant time carefully reviewing their unexpired leases which may be subject to the Section 365(d)(4) Deadline. The Debtors identified approximately 53 such leases and considered a variety of factors in determining whether to assume, reject, or seek a further extension with respect to such leases, including whether the lease: (a) is operationally indispensable; (b) generates a net economic benefit for the Debtors’ Estates (e.g., whether the related hotel and/or casino is profitable); (c) contains market or fair and reasonable terms under the circumstances; (d) counterparty has recently renegotiated, or refused to renegotiate, the lease on more favorable terms; (e) is replaceable by another lease, including the costs associated with such replacement; (f) has strategic or intrinsic real estate value; (g) supports services that are standard to, if not necessary to remain competitive in, the gaming industry; and (h) has any defaults to cure and the costs thereof. On

[61]	That contract is that certain Development and Operating Agreement, dated as of June 5, 2006, by and between Payard Management, LLC and Desert Palace, Inc. (as amended, restated, or otherwise supplemented from time to time, the “Payard Agreement”).
[62]	These contracts are: (a) that certain Consulting Agreement, dated as of May 16, 2014, by and between FERG, LLC (“FERG”) and Boardwalk Regency Corporation d/b/a Caesars Atlantic City (as amended, restated, or otherwise supplemented from time to time, the “FERG Consulting Agreement”) and (b) that certain Development and Operation Agreement, dated as of April 4, 2012, by and between LLTQ Enterprises, LLC (“LLTQ”) and Desert Palace, Inc. (as amended, restated, or otherwise supplemented from time to time, the “LLTQ Development Agreement,” and together with the FERG Consulting Agreement, the “Restaurant Agreements”).

July 30, 2015 the Debtors filed the Debtors’ Motion for the Entry of an Order (I) Authorizing (A) Assumption of Certain Nonresidential Real Property Leases, (B) Rejection of Certain Nonresidential Real Property Leases Nunc Pro Tunc to July 31, 2015, and (C) Consensual Extensions of Time to Assume or Reject of Certain Nonresidential Real Property Leases, and (II) Granting Related Relief [Docket No. 1984] (the “Unexpired Leases Motion”), which sought to assume thirty-one unexpired leases, reject two unexpired leases, and further extend (with written consent from the applicable lease counterparty) the Section 365(d)(4) Deadline with respect to twenty unexpired leases. On August 12, 2015, the Bankruptcy Court entered an order granting the relief requested in the Unexpired Leases Motion other than with respect to two unexpired leases where the Unexpired Leases Motion was continued by agreement between the Debtors, the Unsecured Creditors Committee, and the Second Priority Noteholders Committee [Docket No. 2056]. The Bankruptcy Court entered an order authorizing the Debtors to assume and assign the remaining two leases on November 17, 2015 [Docket No. 2604]. The Debtors have continued to analyze their unexpired leases and have filed two additional motions related thereto. First, on November 20, 2015, the Debtors filed a motion to assume and assign a nonresidential real property lease to CES [Docket No. 2674], which motion was granted by the Bankruptcy Court on December 14, 2015 [Docket No. 2716]. Second, on January 28, 2016, the Debtors filed a motion to reject a burdensome lease with the Board of Levee Commissioners for the Yazoo-Mississippi Delta related to the former Harrah’s Tunica Casino property [Docket No. 3153], which motion was granted by the Bankruptcy Court on February 12, 2016 [Docket No. 3258].

The Debtors estimate they have obtained at least $15.4 million in annual savings from the various Contract Rejection Motions, through the assignment of certain leases to CES, and through the rejection of certain unexpired nonresidential real property leases.

The Debtors intend to include information in the Plan Supplement regarding the assumption or rejection of the remainder of their Executory Contracts and Unexpired Leases to be carried out as of the Effective Date, but may also elect to file additional discrete motions seeking to assume or reject various of the Debtors’ Executory Contracts and Unexpired Leases before such time.

X.	Postpetition Letter of Credit Facility

Like many large companies, the Debtors require letters of credit to comply with certain laws and regulations. As stated above, as of the Petition Date, the Debtors had approximately $101.3 million in letters of credit (the “LCs”) issued by Bank of America, N.A. (as former agent for the Prepetition Credit Agreement) and Credit Suisse (as current agent under the Prepetition Credit Agreement). After the Petition Date, approximately $36.8 million of the letters of credit issued and outstanding under the Prepetition LC Facility expired and were drawn upon, transferred to non-Debtor CEOC affiliates or property owners, or replaced with cash deposits. Approximately 22 letters of credit totaling approximately $64.5 million remained outstanding, however, and approximately 88.9 percent of such amount was due to expire before June 30, 2015. As such, and because the applicable regulations generally require the Debtors to maintain letters of credit or replace them upon notice of non-renewal, the Debtors entered into negotiations with Credit Suisse to secure Credit Suisse’s agreement to continue issuing letters of credit so that CEOC would remain in compliance with the regulations and agreements.

On May 6, 2015, the Debtors filed the Debtors’ Motion for Entry of an Order (I) Authorizing Debtor Caesars Entertainment Operating Company, Inc. to Enter Into a Letter of Credit Agreement, (II) Modifying the Automatic Stay to Permit Implementation of that Agreement, and (III) Granting Related Relief [Docket No. 1471] (the “LC Motion”) seeking Bankruptcy Court’s authorization to enter into that certain Letter of Credit Reimbursement and Security Agreement (the “LC Agreement”), by and between CEOC and Credit Suisse, attached to the LC Motion. The LC Agreement represented more than a month’s worth of good-faith negotiations between the Debtors and Credit Suisse and, as more fully described in the LC Motion, preserved CEOC’s flexibility in accommodating the replacement of expiring letters of credit while avoiding disruptions to operations that would unnecessarily distract management and complicate the Debtors’ restructuring efforts. After further negotiations between the Debtors and their stakeholders, on May 22, 2015, Bankruptcy Court granted the relief sought in the LC Motion [Docket No. 1671] and CEOC entered into the LC Agreement shortly thereafter. The LC Agreement was amended to extend its maturity date an additional 15 months on May 2, 2016 [Docket No. 3623].

Y.	Debtors’ Monthly Operating Reports

The Debtors have filed thirteen monthly operating reports for February 2015 through April 2016 [Docket Nos. 1039, 1406, 1724, 1853, 1986, 2137, 2373, 2517, 2670, 2849, 3159, 3327, 3458, 3614, and 3838]. Net revenue for the period from the Petition Date through April 30, 2016 totaled $5.23 billion. Operating expenses during this period with respect to the casinos were $4.47 billion. The Debtors reported $752 million in income from operations for this period. As of April 30, 2016, the Debtors hold unrestricted cash on the consolidated balance sheet in the amount of $1.07 billion and liabilities subject to compromise were $18.88 billion.

ARTICLE V.

SUMMARY OF THE PLAN

The Debtors believe that the Plan maximizes the value of their two major assets—their business and their estate causes of actions against CEC and certain of its affiliates.

To maximize the value of their businesses, the Debtors will reorganize into a real estate investment trust structure that will enable them to unlock substantial value for the benefit of their stakeholders given the relatively favorable valuations associated with such entities as opposed to traditional gaming companies. Under this structure, the Debtors will be split into two separate companies—OpCo and PropCo. Subject to certain exclusions, the Debtors will contribute substantially all of their U.S.-based real property assets to PropCo (including PropCo subsidiaries) (the “Contributed Properties”), and PropCo will lease back most of those assets to OpCo in exchange for annual lease payments on the terms set forth in the Master Lease Agreements. Preliminary lists of such properties are attached as Exhibits A–D to the Lease Term Sheet attached as Exhibit C to the Plan. These lists remain subject to revision in all respects and final lists will be included as part of the Plan Supplement. As discussed in greater detail below, the Debtors’ contribution of real property assets to PropCo will be completed through either the Spin Structure or the Partnership Contribution Structure. The REIT will hold and control (either directly or indirectly) the general partnership interest in PropCo, and will also hold limited partnership interests in PropCo.

To maximize the value of their estate causes of action against CEC and certain of its affiliates, and as discussed in greater detail above, the Special Governance Committee undertook a comprehensive independent investigation into the viability of such claims. The Special Governance Committee assessed the merits of multiple potential claims, weighed the probability of successfully litigating such claims, and analyzed the attendant litigation, execution, and business risks and costs. The Special Governance Committee then leveraged this information in negotiations to extract significant contributions from CEC and its affiliates that drive increased recoveries (both cash and noncash) under the Plan and provide important credit support to various OpCo obligations. But this consideration is contingent on a global settlement and release of claims against CEC and its affiliates, including claims held by both Debtors and third parties. The Debtors believe, in light of the foregoing, that the global settlement embodied by the Plan and the related releases are fair, reasonable, and in the best interests of the Debtors’ Estates. Indeed, such releases are necessary for the Debtors’ proposed reorganization because without them there would be no contributions from CEC to drive the significantly enhanced recoveries on which the Plan is premised.

A.	Proposed Treatment of Each Class of Claims and Interests

As set forth in Article III of the Plan and in accordance with sections 1122 and 1123(a)(1) of the Bankruptcy Code, all Claims and Interests (other than Administrative Claims, Priority Tax Claims, and Professional Fee Claims, which are unclassified Claims under the Plan) are classified into Classes for all purposes, including voting, Confirmation, and distributions pursuant to the Plan. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class. A Claim or Interest is also classified in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or Allowed Interest in that Class and has not been paid, released, or otherwise satisfied prior to the Effective Date.

1.	Unclassified Claims

In accordance with section 1123(a)(1) of the Bankruptcy Code, the Plan does not classify Administrative Claims, Priority Tax Claims, or Professional Fee Claims and, thus, Article III of the Plan does not include such Claims in the Classes of Claims set forth therein. Instead, Article II of the Plan provides for the satisfaction of these unclassified Claims. The treatment and the projected recoveries under the Plan of these unclassified Claims, which are not entitled to vote on the Plan, are described in summary form below for illustrative purposes only.

Unclassified Claim	Plan Treatment	Estimated Amount and Number of Allowed Claims[63]	Estimated Percent Recovery Under the Plan
Administrative Claims	Unimpaired	$0.5–12.9 1800 Claims	100%
Priority Tax Claims[64]	Unimpaired	$0.5–1.1 50 Claims	100%
Professional Fee Claims[65]	Unimpaired	$58–68 15 Claims	100%

2.	Classified Claims

The table below summarizes the classification and treatment of all classified Claims against and Interests in each Debtor (as applicable) under the Plan.66 The ability of a Holder of Claims or Interests to vote on, and such Holder’s distribution under, the Plan, if any, depends on the type of Claim or Interest held by such Holder (if any) and the treatment afforded any such Claim or Interest. The classification, treatment, voting rights, and projected recoveries of classified Claims are described in summary form below for illustrative purposes only, and are subject to material change.

In particular, recoveries available to the Holders of Claims in Classes D–P are estimates and actual recoveries may materially differ based on, among other things, whether the amount of Claims actually Allowed against the applicable Debtor exceed the estimates provided below and the actual market value of non-cash recoveries. Furthermore, the following estimated recoveries may be materially reduced or altered if: (a) the NRF is found to have an Allowed $362 million joint and several liability claim at each of the Debtors; and (b) the Holders of Class E Secured First Lien Notes Claims do not waive their deficiency claims as contemplated by the Plan and the RSAs.

[63]	All dollar amounts in millions.
[64]	The Louisiana Department of Revenue disputes this estimate and believes the Priority Tax Claim amount may be higher than estimated.
[65]	The Professional Fee Claims set forth herein and in the Plan constitute the estimated unpaid Professional Fee Claims as of a hypothetical Effective Date of December 31, 2016, and this estimate is nonbinding and is subject to material revision.
[66]	The Debtors reserve the right to separately classify Claims to the extent necessary to comply with any requirements under the Bankruptcy Code or applicable law.

Class	Type of Claim or Interest	Status	Estimated Amount and Number of Allowed Claims or Interests[67]	Estimated Percent Recovery Under the Plan
Class A (Each Debtor)	Secured Tax Claims	Unimpaired (Deemed to Accept)	<$0.1 1 Claim	100%
Class B (Each Debtor)	Other Secured Claims	Unimpaired (Deemed to Accept)	$45.9 50 Claims	100%
Class C (Each Debtor)	Other Priority Claims	Unimpaired (Deemed to Accept)	$1.0–1.2 50 Claims	100%
Class D (Each Debtor other than Non-Obligor Debtors)	Prepetition Credit Agreement Claims	Impaired (Entitled to Vote)	$5,425.3[68] 3 Claims	Class F Rejects: 113%–117% Class F Accepts: 112–115%
Class E (Each Debtor other than Non-Obligor Debtors)	Secured First Lien Notes Claims	Impaired (Entitled to Vote)	$6,528.9[69] 1 Claim	Class F Rejects: 96%–128% Class F Accepts: 94%–124%
Class F (Each Debtor other than Non-Obligor Debtors)	Second Lien Notes Claims	Impaired (Entitled to Vote)	$5,522.5[70] 3 Claims	Accept: 29%–48% Reject: 22%–34%
Class G (CEOC and Each Subsidiary Guarantor)	Subsidiary-Guaranteed Notes Claims	Impaired (Entitled to Vote)	$501.9 1 Claim	61%–105%

[67]	All dollar amounts in millions.
[68]	The Prepetition Credit Agreement Claims reflect Claims on account of: (a) $378,166,594.40 on account of Term B-4 Loans; (b) $939,637,725.29 on account of Term B-5 Loans; (c) $2,304,615,275.40 on account of Term B-6 Loans; (d) $1,747,380,651.04 on account of Term B-7 Loans; (e) $25,434,935.15 on account of the Swap and Hedge Claims owned by Goldman Sachs; (f) $17,312,091.66 on account of a CEC guaranty of certain Swap and Hedge Claims on which the Debtors defaulted; and (g) $12,644,732.82 on account of draws on letters of credit issued under Prepetition Credit Agreement.
[69]	Secured First Lien Notes Claims reflect Claims on account of three tranches of Secured First Lien Notes: (a) $1,293,975,694.56 on account of notes issued under the 8.50% First Lien Notes Indenture; (b) $3,111,750,000.00 on account of notes issued under the 9.00% First Lien Notes Indentures; and (c) $2,123,151,562.50 on account of notes issued under the 11.25% First Lien Notes Indenture.
[70]	The Second Lien Notes Claims reflect Claims on account of four tranches of Second Lien Notes: (a) $3,882,005.83 on account of notes due 2015 issued under the 10.00% Second Lien Notes Indentures; (b) $850,804,903.01 on account of notes due 2018 issued under the 10.00% Second Lien Notes Indentures; (c) $773,640,625.00 on account of notes issued under the 12.75% Second Lien Notes Indenture; and (d) $3,894,171,356.11 on account of additional notes due 2018 issued under the 10.00% Second Lien Notes Indentures. As noted above, if the OID Objection is successful it would reduce the aggregate allowed amount of the Second Lien Notes Claims to approximately $3.7 billion. SeeArticle IV.P.2.

Class	Type of Claim or Interest	Status	Estimated Amount and Number of Allowed Claims or Interests	Estimated Percent Recovery Under the Plan
Class H (CEOC)	Senior Unsecured Notes Claims[71]	Impaired (Entitled to Vote)	$536.1[72] 2 Claims[73]	Accept: 33%–56% Reject: 22%–33%
Class I (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	Undisputed Unsecured Claims	Impaired (Entitled to Vote)	$92.0 100 Claims	Accept: 34%–54% Reject: 22%–33%
Class J (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	Disputed Unsecured Claims	Impaired (Entitled to Vote)	$124.1–161.1 1,900 Claims	34%–54%
Class K (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	Convenience Unsecured Claims	Impaired (Entitled to Vote)	$23.8–26.8 3,000 Claims	46%
Class L (Each Debtor other than Non-Obligor Debtors and the BIT Debtors)	Insurance Covered Unsecured Claims	Impaired (Entitled to Vote)	$13.5–15.0 650 Claims	34%–54%
Class M (Each Par Recovery Debtor)	Par Recovery Unsecured Claims	Impaired (Entitled to Vote)	$43.5–51.0 2,200 Claims	100%
Class N (Winnick Holdings, LLC)	Winnick Unsecured Claims	Impaired (Entitled to Vote)	<$0.1 10 Claims	67%
Class O (Caesars Riverboat Casino, LLC)	Caesars Riverboat Casino Unsecured Claims	Impaired (Entitled to Vote)	$2.5–2.9 250 Claims	71%
Class P (Chester Downs Management Company, LLC)	Chester Downs Management Unsecured Claims	Impaired (Entitled to Vote)	$1.2-1.5 100 Claims	87%
Class Q (Each Non-Obligor Debtor)	Non-Obligor Unsecured Claims	Unimpaired (Deemed to Accept)	$4.3–4.9 300 Claims	100%

[71]	The estimated amount of Unsecured Claims included herein includes the amount of Senior Unsecured Notes that CAC will waive pursuant to the terms of the Plan.
[72]	The Senior Unsecured Notes Claims reflect Claims on account of two tranches of Senior Unsecured Notes: (a) $298,999,140.63 on account of notes issued under the 6.50% Senior Unsecured Notes Indenture; and (b) $237,145,295.10 on account of notes issued under the 5.75% Senior Unsecured Notes Indenture.
[73]	Pursuant to a list of non-objecting beneficial holders of Senior Unsecured Notes as of February 23, 2016, obtained by the Debtors, there were approximately 1068 non-objecting beneficial holders of the Senior Unsecured Notes as of that date. This number may have materially changed since that time, and the Debtors do not have more recent numbers at this time.

Class	Type of Claim or Interest	Status	Estimated Amount and Number of Allowed Claims or Interests[67]	Estimated Percent Recovery Under the Plan
Class R (Each Debtor)	Section 510(b) Claims	Impaired (Deemed to Reject)	$0.0 0 Claims	0%
Class S (Each Debtor)	Intercompany Claims	Impaired (Deemed to Reject)	$0.0–4,894.4 15 Claims	0%[74]
Class T (Each Debtor)	Intercompany Interests	Impaired (Deemed to Reject)	$0.0 0 Claims	0%–100%
Class U (CEOC)	CEOC Interests	Impaired (Deemed to Reject)	$0.0 0 Claims	0%
Class V (Des Plaines Development Limited Partnership)	Des Plaines Interests	Unimpaired (Deemed to Accept)	$0.0 0 Claims	100%

B.	Proposed Distributions to Holders of Allowed Claims and Interests

The Plan contemplates the following distributions to Holders of Allowed Claims and Interests, among other recoveries:

Claim Holders	Summary of Plan Distributions
Holders of Secured Tax Claims (Class A)	Unimpaired. Subject to Article VI of the Plan, on the Effective Date, except to the extent a Holder of an Allowed Secured Tax Claim agrees to less favorable treatment, each such Holder will receive, at the option of the Reorganized Debtors: (a) payment in full in Cash of such Holder’s Allowed Secured Tax Claim as of the Effective Date or as soon as reasonably practicable thereafter or (b) equal semi-annual Cash payments commencing as of the Effective Date or as soon as reasonably practicable thereafter and continuing for five years, in an aggregate amount equal to such Allowed Secured Tax Claim, together with interest at the applicable non-default contract rate under non-bankruptcy law, subject to the option of the Reorganized Debtors to prepay the entire amount of such Allowed Secured Tax Claim during such time period.

Holders of Other Secured Claims (Class B)	Unimpaired. Subject to Article VI of the Plan, on the Effective Date, except to the extent a Holder of an Allowed Other Secured Claim agrees to less favorable treatment, each such Holder will receive, at the option of the Reorganized Debtors: (a) payment in full in Cash of such Holder’s Allowed Other Secured Claim; (b) Reinstatement of such Holder’s Allowed Other Secured Claim; (c) the collateral securing such Holder’s Allowed Other Secured Claim; or (d) such other treatment rendering such Holder’s Allowed Other Secured Claim Unimpaired.

[74]	The Plan provides that Intercompany Claims will be cancelled and no distributions will be made, but provides the Reorganized Debtors the ability to reconcile such Intercompany Claims as may be advisable in order to avoid the incurrence of any past, present, or future tax or similar liabilities by the Reorganized Debtors.

Claim Holders	Summary of Plan Distributions
Holders of Other Priority Claims (Class C)	Unimpaired. Subject to Article VI of the Plan, on the Effective Date, except to the extent a Holder of an Allowed Other Priority Claim agrees to less favorable treatment, each such Holder will receive, at the option of the Reorganized Debtors: (a) payment in full in Cash on the later of the Effective Date and the date such Other Priority Claim becomes an Allowed Other Priority Claim or as soon as reasonably practicable thereafter; or (b) such other treatment rendering such Holder’s Allowed Other Priority Claim Unimpaired.

Holders of Prepetition Credit Agreement Claims (Class D)

Impaired. On the Effective Date, except to the extent a Holder of an Allowed Prepetition Credit Agreement Claim agrees to less favorable treatment, and subject to any increases in connection with an Improved Bank Recovery Event, each such Holder will receive its Pro Rata share of:[75]

•    $705 million in Cash, minus any Cash amounts up to $300 million paid by the Debtors prior to the Effective Date pursuant to an order of the Bankruptcy Court authorizing such earlier payment (provided, for the avoidance of doubt, that such $300 million payment shall not include the adequate protection payments authorized pursuant to the Cash Collateral Order);

•    $882 million of additional Cash out of the proceeds of the syndication of the OpCo First Lien Debt to third parties, provided, however, that solely to the extent that the OpCo First Lien Debt is not fully syndicated and solely to the extent that the Requisite Consenting Bank Creditors waive such requirement in their sole discretion as set forth in Article IX.B of the Plan, such Holder will receive such Holder’s Pro Rata share of the OpCo First Lien Term Loan issued in an aggregate principal amount equal to the amount of the unsubscribed portion of the OpCo First Lien Debt in lieu of such Cash on a dollar-for-dollar basis;

•    $406 million of additional Cash out of the proceeds of the issuance of OpCo Second Lien Debt to third parties, provided, however, that solely to the extent that the OpCo Second Lien Debt is not fully syndicated and solely to the extent that the Requisite Consenting Bank Creditors waive such requirement in their sole discretion as set forth in Article IX.B of the Plan, such Holder will receive such Holder’s Pro Rata share of the OpCo Second Lien Notes issued in an aggregate principal amount equal to the amount of the unsubscribed portion of the OpCo Second Lien Debt in lieu of such Cash on a dollar-for-dollar basis;

•    $1,961 million aggregate principal amount of the PropCo First Lien Term Loan, subject to the right to elect to receive PropCo Common Equity rather than such PropCo First Lien Term Loan pursuant to the PropCo Equity Election;

•    $1,450 million of (A) the PropCo Second Lien Upsize Amount (subject to the right to elect to receive PropCo Common Equity rather than the PropCo Second Lien Notes issued pursuant to the PropCo Second Lien Upsize Amount pursuant to the PropCo Equity Election), if any, and (B) additional Cash in the amount of the difference between (I) $1,450 million minus (II) the amount of the PropCo Second Lien Upsize Amount; provided that such Holder shall receive an equivalent principal

[75]	An “Improved Bank Recovery Event” means, subject to the Bank RSA remaining in effect, if and to the extent the consideration being received by the Holders of Secured First Lien Notes Claims (from any source) is increased as compared to the treatment provided to such Holders in the June 6 Plan, the increase of the consideration (to be funded by CEC or New CEC) to the Holders of Prepetition Credit Agreement Claims by the same amount of consideration and subject to the same terms of any such increase to the Holders of Secured First Lien Notes Claims, provided, however, that the foregoing Improved Bank Recovery Event shall not apply with respect to an increase in the Additional CEC Bond Consideration.

Claim Holders	Summary of Plan Distributions

amount of CPLV Mezzanine Debt instead of the PropCo Second Lien Upsize Amount if Class D elects (on the Class D Ballot) as a Class (on majority vote based solely on principal amount of Prepetition Credit Agreements Claims held) to cause the CPLV Mezzanine Election to occur pursuant to the Prepetition Credit Agreement CPLV Option Procedures;

•    OpCo Series A Preferred Stock, which shall be exchanged pursuant to the CEOC Merger for either (A) solely if Class F votes to reject the Plan, 5% of New CEC Common Equity or (B) solely if Class F votes to accept the Plan, 4% of New CEC Common Equity, in both instances on a fully diluted basis (giving effect to the issuance of the New CEC Convertible Notes but not taking into account any dilution from any New CEC Capital Raise); and

•    solely if Class F votes to accept the Plan, the Additional CEC Bank Consideration (i.e., an amount equal to $10,000,000 per month (which shall be fully earned on the first day of each month) earned from January 1, 2017, through the earlier of (a) the Effective Date or (b) June 30, 2017, which amount New CEC shall contribute to the Debtors on the Effective Date and which shall be payable in (x) Cash and/or (y) New CEC Common Equity (at a price per share of New CEC Common Equity using an implied equity value for New CEC of $6.5 billion), which shall be issued in exchange for OpCo Series A Preferred Stock pursuant to the CEOC Merger).

Holders of Secured First Lien Notes Claims (Class E)

Impaired. On the Effective Date, except to the extent a Holder of an Allowed Secured First Lien Notes Claim agrees to less favorable treatment, each such Holder will receive its Pro Rata share of:

•    $700 million in Cash, minus any Cash amounts up to $103.5 million paid by the Debtors prior to the Effective Date pursuant to an order of the Bankruptcy Court authorizing such earlier payment (provided, for the avoidance of doubt, that such $103.5 million payment shall not include the adequate protection payments authorized pursuant to the Cash Collateral Order);

•    $306 million of Cash out of the proceeds of the issuance of the OpCo First Lien Debt to third parties, provided, however, that solely to the extent that the OpCo First Lien Debt is not fully syndicated and solely to the extent that the Requisite Consenting Bond Creditors waive such requirement in their sole discretion as set forth in Article IX.B of the Plan, such Holder will receive such Holder’s Pro Rata share of the OpCo First Lien Notes issued in an aggregate principal amount equal to the amount of the unsubscribed portion of the OpCo First Lien Debt in lieu of such Cash on a dollar-for-dollar basis;

•    $141 million of Cash out of the proceeds of the issuance of the OpCo Second Lien Debt to third parties, provided, however, that solely to the extent that the OpCo Second Lien Debt is not fully syndicated and solely to the extent that the Requisite Consenting Bond Creditors waive such requirement in their sole discretion as set forth in Article IX.B of the Plan, such Holder will receive such Holder’s Pro Rata share of the OpCo Second Lien Notes issued in an aggregate principal amount equal to the amount of the unsubscribed portion of the OpCo Second Lien Debt in lieu of such Cash on a dollar-for-dollar basis;

Claim Holders	Summary of Plan Distributions

•    $431 million aggregate principal amount of the PropCo First Lien Notes, subject to the right to elect to receive PropCo Common Equity rather than such PropCo First Lien Notes pursuant to the PropCo Equity Election;

•    $1,425 million, consisting of a combination of (A) aggregate principal amount of PropCo Second Lien Notes (subject to the right to elect to receive PropCo Common Equity rather than such PropCo Second Lien Notes pursuant to the PropCo Equity Election), and (B) Cash equal to the excess (if any) of (I) $250 million over (II) the aggregate principal amount of CPLV Mezzanine Debt allocated to Holders of Secured First Lien Notes Claims pursuant to Article IV.A.3 of the Plan (prior to giving effect to any CPLV Mezzanine Equitized Debt);

•    the PropCo Preferred Equity Distribution, subject to the PropCo Preferred Equity Put Right and the PropCo Preferred Equity Call Right;

•    $1,107 million of (A) aggregate principal amount of the CPLV Mezzanine Debt (subject to the right to elect to receive PropCo Common Equity rather than such CPLV Mezzanine Debt pursuant to the PropCo Equity Election) and (B) additional Cash in the amount of the difference between (I) $1,107 million minus (II) the aggregate principal amount of the CPLV Mezzanine Debt (other than any CPLV Mezzanine Debt issued to the holders of Prepetition Credit Agreement Claims pursuant to the CPLV Mezzanine Election) and the PropCo Preferred Equity Upsize Shares;

•    either (A) if the Spin Structure is used, 100% of PropCo Common Equity on a fully diluted basis (excluding dilution from PropCo Preferred Equity, if any, and the PropCo Equity Election), or (B) if the Partnership Contribution Structure is used, (I) 95% of PropCo Common Equity on a fully diluted basis (excluding dilution from PropCo Preferred Equity, if any, and the PropCo Equity Election) and (II) $91 million in Cash;

•    OpCo Series A Preferred Stock, which shall be exchanged pursuant to the CEOC Merger for either (A) solely if Class F votes to reject the Plan, 15.8% of New CEC Common Equity or (B) solely if Class F votes to accept the Plan, 12.5% of New CEC Common Equity, in both instances on a fully diluted basis (giving effect to the issuance of the New CEC Convertible Notes but not taking into account any dilution from any New CEC Capital Raise); and

•    solely if Class F votes to accept the Plan, the Additional CEC Bond Consideration (i.e., to the extent that the Effective Date shall not have occurred on or before May 1, 2017, New CEC shall (a) contribute to the Debtors on the Effective Date Cash in the amount of $20,000,000 per month and/or (b) issue New CEC Common Equity (at a price per share of New CEC Common Equity using an implied equity value for New CEC of $6.5 billion) of a value equal to $20,000,000 per month (which shall be issued in exchange for OpCo Series A Preferred Stock pursuant to the CEOC Merger), in both instances commencing on May 1, 2017, and ending on the Effective Date, which amount shall be prorated for any partial month.).

Claim Holders	Summary of Plan Distributions
Holders of Second Lien Notes Claims (Class F)

Impaired. Subject to Article VI of the Plan, on the Effective Date, except to the extent that a Holder of an Allowed Second Lien Notes Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed Second Lien Notes Claim, and subject to any Reduced Claim Adjustment each such Holder shall receive:[76]

•    if Class F votes to accept the Plan, their Pro Rata share of the following:

•    $790,980,000 aggregate principal amount of New CEC Convertible Notes, which shall be convertible pursuant to the terms of the New CEC Convertible Notes Indenture in the aggregate for up to 9.646% of New CEC Common Equity on a fully diluted basis; and

•    OpCo Series A Preferred Stock, which shall be exchanged pursuant to the CEOC Merger for 17.435% of New CEC Common Equity on a fully diluted basis (giving effect to the issuance of the New CEC Convertible Notes but not taking into account any dilution from any New CEC Capital Raise).

•    if Class F votes to reject the Plan, their Pro Rata share of the following:

•    $790,980,000 aggregate principal amount of New CEC Convertible Notes, which shall be convertible pursuant to the terms of the New CEC Convertible Notes Indenture in the aggregate for up to 9.646% of New CEC Common Equity on a fully diluted basis; and

•    OpCo Series A Preferred Stock, which shall be exchanged pursuant to the CEOC Merger for 8.939% of New CEC Common Equity on a fully diluted basis (giving effect to the issuance of the New CEC Convertible Notes but not taking into account any dilution from any New CEC Capital Raise).

Holders of Subsidiary-Guaranteed Notes Claims (Class G)	Impaired. On the Effective Date, except to the extent that a Holder of an Allowed Subsidiary-Guaranteed Notes Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed Subsidiary-Guaranteed Notes Claim, and subject to any Improved Recovery Event,[77] each such Holder shall receive its Pro Rata share of the following:

[76]	As noted above, if the OID Objection is successful it would reduce the aggregate allowed amount of the Second Lien Notes Claims to approximately $3.7 billion. SeeArticle IV.P.2. A “Reduced Claim Adjustment” means, in the event that any portion of the principal amount of Second Lien Notes Claims is disallowed by an order of a court of competent jurisdiction (whether on account of unallowable original issue discount or otherwise), any downward adjustment to the amount of OpCo Series A Preferred Stock (exchangeable pursuant to the CEOC Merger for New CEC Common Equity) available to the Holders of Second Lien Notes Claims to provide (a) the Holders of Senior Unsecured Notes Claims, Undisputed Unsecured Claims, Disputed Unsecured Claims, Convenience Unsecured Claims, and Insurance Covered Unsecured Claims in each of Class H, Class I, Class J, Class K, and Class L, respectively, with improved recoveries equal to the recovery percentage to be received by Class F (as a result of the disallowance of any portion of the principal amount of Second Lien Notes Claims and the reallocation of Securities to provide the increased recovery percentages provided in this clause (a) and the following clause (b)), and (b) the Holders of Subsidiary-Guaranteed Notes Claims in Class G with recoveries increased by the same percentage commensurate with the improved recoveries available to Class H, Class I, Class J, Class K, and Class L in accordance with the foregoing clause (a).
[77]	As noted above, if the OID Objection is successful it would reduce the aggregate allowed amount of the Second Lien Notes Claims to approximately $3.7 billion. SeeArticle IV.P.2. An “Improved Recovery Event” means, in the event that any portion of the principal amount of Second Lien Notes Claims is disallowed by an order of a court of competent jurisdiction (whether on account of unallowable original issue discount or otherwise), there shall be a reallocation of the amount of OpCo Series A Preferred Stock (exchangeable pursuant to the CEOC Merger for New CEC Common Equity) otherwise available to the Holders of Second Lien Notes Claims to provide an (a) increase in the recoveries to the Holders of Senior Unsecured Notes Claims, Undisputed Unsecured Claims, Disputed Unsecured Claims, Convenience Unsecured Claims, and Insurance Covered Unsecured Claims in each of Class H, Class I, Class J, Class K, and Class L, respectively, to equal the increased recovery percentage to be received by Class F (as a result of the disallowance of any portion of the principal amount of Second Lien Notes Claims and the reallocation of Securities to provide the increased recovery percentages provided in this clause (a) and the following clause (b)), and (b) increase in the recoveries available to the Holders of Subsidiary Guaranteed Notes Claims in Class G to provide such Holders with recoveries increased by the same percentage commensurate with the improved recoveries available to Class H, Class I, Class J, Class K, and Class L in accordance with the foregoing clause (a). For the avoidance of doubt, neither CEC nor New CEC shall fund any additional consideration on account of an Improved Recovery Event but instead such increased recoveries shall come from a reallocation of recoveries available to the Holders of Second Lien Notes Claims on account of a Reduced Claim Adjustment.

Claim Holders	Summary of Plan Distributions

•    $116,810,000 aggregate principal amount of New CEC Convertible Notes, which shall be convertible pursuant to the terms of the New CEC Convertible Notes Indenture in the aggregate for up to 1.425% of New CEC Common Equity on a fully diluted basis; and

•    OpCo Series A Preferred Stock, which shall be exchanged pursuant to the CEOC Merger for 4.122% of New CEC Common Equity on a fully diluted basis (giving effect to the issuance of the New CEC Convertible Notes but not taking into account any dilution from any New CEC Capital Raise).

Holders of Senior Unsecured Notes Claims (Class H)

Impaired. On the Effective Date, except to the extent that a Holder of an Allowed Senior Unsecured Notes Claim agrees to a less favorable treatment (including as set forth in Article IV.A.8 of the Plan), in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed Senior Unsecured Notes Claim, and subject to the Improved Recovery Agreement[78] and/or any Improved Recovery Event, each such Holder shall receive:

•    if Class H votes to accept the Plan, its Pro Rata share of the following:

•    $34,820,000 aggregate principal amount of New CEC Convertible Notes, which shall be convertible pursuant to the terms of the New CEC Convertible Notes Indenture in the aggregate for up to 0.425% of New CEC Common Equity on a fully diluted basis; and

•    OpCo Series A Preferred Stock, which shall be exchanged pursuant to the CEOC Merger for 0.992% of New CEC Common Equity on a fully diluted basis (giving effect to the issuance of the New CEC Convertible Notes but not taking into account any dilution from any New CEC Capital Raise).

[78]	An “Improved Recovery Agreement” means an agreement among the Unsecured Creditors Committee, CEC, and CEOC (which shall only be effective if the Unsecured Creditors Committee has agreed to a restructuring support agreement with the Debtors and CEC that remains in effect) that to the extent the Holders of Second Lien Notes Claims, in their capacity as such and as a Class or sub-Class, receive a recovery percentage under the Plan or through some other agreement with the Debtors and/or CEC, however funded from any source, greater than the recovery percentage received by the Holders of Claims in Class H (Senior Unsecured Notes Claims), Claims I (Undisputed Unsecured Claims), Class J (Disputed Unsecured Claims), Class K (Convenience Unsecured Claims), and Class L (Insurance Covered Unsecured Claims) under the Plan, in their capacities as such, additional consideration shall be made available (on the same terms as to the Holders of Second Lien Notes Claims in their capacity as such and as a Class or sub-Class) to the Holders of Claims in Class H, Class I, Class J, Class K, and Class L such that their recovery percentage will be equal to the recovery percentage received by such Holders of Second Lien Notes Claims in their capacity as such and as a Class or sub-Class, commensurate with the respective vote of each of Class H, Class I, Class J, Class K, and Class L to accept or reject the Plan, as applicable, provided, however, for the avoidance of doubt, in the event the Holders of Second Lien Notes Claims in their capacity as such and as a Class or sub-Class receive any recovery percentage greater than the recovery percentage received by the Holders of Claims in Class H, Class I, Class J, Class K, and Class L and not contingent upon Plan treatment tied to voting outcomes, then any Plan treatment tied to voting outcomes for Class H, Class I, Class J, Class K, and Class L also shall be eliminated, and the Holders of Claims in such Classes shall receive the greater recovery percentage received by such Holders of Second Lien Notes Claims.

Claim Holders	Summary of Plan Distributions

•    if Class H votes to reject the Plan, its Pro Rata share of the following:

•    $34,820,000 aggregate principal amount of New CEC Convertible Notes, which shall be convertible pursuant to the terms of the New CEC Convertible Notes Indenture in the aggregate for up to 0.425% of New CEC Common Equity on a fully diluted basis; and

•    OpCo Series A Preferred Stock, which shall be exchanged pursuant to the CEOC Merger for 0.393% of New CEC Common Equity on a fully diluted basis (giving effect to the issuance of the New CEC Convertible Notes but not taking into account any dilution from any New CEC Capital Raise).

Holders of Undisputed Unsecured Claims (Class I)

Impaired. On the Effective Date, except to the extent that a Holder of an Allowed Undisputed Unsecured Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed Undisputed Unsecured Claim, and subject to the Improved Recovery Agreement and/or any Improved Recovery Event, each such Holder shall receive:

•    if Class I votes to accept the Plan:

•    recovery equal to 2.0% of such Holder’s Allowed Undisputed Unsecured Claim in Cash from the Unsecured Creditor Cash Pool; and

•    recovery equal to 44.0% of such Holder’s Allowed Undisputed Unsecured Claim from the Unsecured Creditor Securities Pool, as such percentage value is determined in the definition thereof.

•    if Class I votes to reject the Plan, recovery equal to 30.0% of such Holder’s Allowed Undisputed Unsecured Claim from the Unsecured Creditor Securities Pool

Holders of Disputed Unsecured Claims (Class J)

Impaired. Subject to Article VI of the Plan, except to the extent that a Holder of an Allowed Disputed Unsecured Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed Disputed Unsecured Claim, and subject to the Improved Recovery Agreement and/or any Improved Recovery Event, each such Holder shall receive the following:

•    its Pro Rata share of Cash from Class J’s share of the Unsecured Creditor Cash Pool up to a recovery equal to 2.0% of such Holder’s Allowed Disputed Unsecured Claim; and

•    its Pro Rata share of Class J’s share of the Unsecured Creditor Securities Pool up to a recovery equal to 44.0% of such Holder’s Allowed Disputed Unsecured Claim as such percentage value is determined in the definition thereof.

Claim Holders	Summary of Plan Distributions
Holders of Convenience Unsecured Claims (Class K)	Impaired. Subject to Article VI of the Plan, on the Effective Date, except to the extent that a Holder of an Allowed Convenience Unsecured Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed Convenience Unsecured Claim, and subject to the Improved Recovery Agreement and/or any Improved Recovery Event, each such Holder shall receive its Pro Rata share of the $12.5 million Convenience Cash Pool up to a recovery equal to 46.0% of such Holder’s Convenience Unsecured Claim.

Holders of Insurance Covered Unsecured Claims (Class L)

Impaired. Subject to Article VI of the Plan, except to the extent that a Holder of an Allowed Insurance Covered Unsecured Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed Insurance Covered Unsecured Claim, after accounting for insurance as set forth in Article VI.K of the Plan, and subject to the Improved Recovery Agreement and/or any Improved Recovery Event, each such Holder shall receive its Pro Rata share of:

•    its Pro Rata share of Cash from the Unsecured Insurance Creditor Cash Pool up to a recovery equal to 2.0% of such Holder’s Allowed Insurance Covered Unsecured Claim; and

•    its Pro Rata share of the Unsecured Insurance Creditor Securities Pool up to a recovery equal to 44.0% of such Holder’s Allowed Insurance Covered Unsecured Claim as such percentage value is determined in the definition thereof.

Par Recovery Unsecured Claims (Class M)

Impaired. Subject to Article VI of the Plan, on the Effective Date, except to the extent that a Holder of an Allowed Par Recovery Unsecured Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed Par Recovery Unsecured Claim, each such Holder shall receive recovery in full of its Allowed Par Recovery Unsecured Claim, including Post-Petition Interest, from its Pro Rata share of (but in no event more than payment in full (with Post-Petition Interest)):

•    $13,620,000 aggregate principal amount of New CEC Convertible Notes, which shall be convertible pursuant to the terms of the New CEC Convertible Notes Indenture in the aggregate for up to 0.166% of New CEC Common Equity on a fully diluted basis; and

•    OpCo Series A Preferred Stock, which shall be exchanged pursuant to the CEOC Merger for 0.500% of New CEC Common Equity on a fully diluted basis (giving effect to the issuance of the New CEC Convertible Notes but not taking into account any dilution from any New CEC Capital Raise).

Winnick Unsecured Claims (Class N)

Impaired. Subject to Article VI of the Plan, on the Effective Date, except to the extent that a Holder of an Allowed Winnick Unsecured Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed Winnick Unsecured Claim, each such Holder shall receive its Pro Rata share of:

•    $270,000 aggregate principal amount of New CEC Convertible Notes, which shall be convertible pursuant to the terms of the New CEC Convertible Notes Indenture in the aggregate for up to 0.003% of New CEC Common Equity on a fully diluted basis; and

•    OpCo Series A Preferred Stock, which shall be exchanged pursuant to the CEOC Merger for 0.005% of New CEC Common Equity on a fully diluted basis (giving effect to the issuance of the New CEC Convertible Notes but not taking into account any dilution from any New CEC Capital Raise).

Claim Holders	Summary of Plan Distributions
Caesars Riverboat Casino Unsecured Claims (Class O)

Impaired. Subject to Article VI of the Plan, on the Effective Date, except to the extent that a Holder of an Allowed Caesars Riverboat Casino Unsecured Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed Caesars Riverboat Casino Unsecured Claim, each such Holder shall receive its Pro Rata share of:

•    $790,000 aggregate principal amount of New CEC Convertible Notes, which shall be convertible pursuant to the terms of the New CEC Convertible Notes Indenture in the aggregate for up to 0.010% of New CEC Common Equity on a fully diluted basis; and

•    OpCo Series A Preferred Stock, which shall be exchanged pursuant to the CEOC Merger for 0.016% of New CEC Common Equity on a fully diluted basis (giving effect to the issuance of the New CEC Convertible Notes but not taking into account any dilution from any New CEC Capital Raise).

Chester Downs Management Unsecured Claims (Class P)

Impaired. Subject to Article VI of the Plan, on the Effective Date, except to the extent that a Holder of an Allowed Chester Downs Management Unsecured Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed Chester Downs Management Unsecured Claim, each such Holder shall receive its Pro Rata share of:

•    $410,000 aggregate principal amount of New CEC Convertible Notes, which shall be convertible pursuant to the terms of the New CEC Convertible Notes Indenture in the aggregate for up to 0.005% of New CEC Common Equity on a fully diluted basis; and

•    OpCo Series A Preferred Stock, which shall be exchanged pursuant to the CEOC Merger for 0.012% of New CEC Common Equity on a fully diluted basis (giving effect to the issuance of the New CEC Convertible Notes but not taking into account any dilution from any New CEC Capital Raise).

Holders of Non-Obligor Unsecured Claims (Class Q)	Unimpaired. Subject to Article VI of the Plan, on the Effective Date, except to the extent that a Holder of an Allowed Non-Obligor Unsecured Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release, and discharge of and in exchange for each Allowed Non-Obligor Unsecured Claim, each such Holder shall receive payment in full, in Cash, of its Allowed Non-Obligor Unsecured Claim, including Post-Petition Interest from the Non-Obligor Cash Pool.

Holders of Section 510(b) Claims (Class R)	Impaired. Each Holder of a Section 510(b) Claim will not receive any distribution on account of such Section 510(b) Claim.

Holders of Intercompany Claims (Class S)	Impaired. Intercompany Claims shall not receive any distribution on account of such Intercompany Claims. On or after the Effective Date, the Reorganized Debtors may reconcile such Intercompany Claims as may be advisable in order to avoid the incurrence of any past, present, or future tax or similar liabilities by such Reorganized Debtors.

Holders of Intercompany Interests (Class T)	Impaired. Intercompany Interests shall be, at the option of the Debtors, either (a) Reinstated as of the Effective Date for the benefit of the Holder thereof in exchange for the Reorganized Debtors’ agreement to provide management services to certain other Reorganized Debtors, and to use certain funds and assets as set forth in the Plan to satisfy certain obligations of such other Reorganized Debtors or (b) cancelled without any distribution on account of such Interests.

Claim Holders	Summary of Plan Distributions
Holders of CEOC Interests (Class U)	Impaired. CEOC Interests will be discharged, canceled, released, and extinguished as of the Effective Date, and shall be of no further force or effect, and Holders of CEOC Interests will not receive any distribution on account of such CEOC Interests; provided, however, that solely for purposes of effectuating the Plan, the CEOC Interests held by CEC will be Reinstated as OpCo Common Stock.

Holders of Des Plaines Interests (Class V)	Unimpaired. The legal, equitable, and contractual rights of the Holders of Des Plaines Interests are unaltered by the Plan. The Des Plaines Interests shall be Reinstated upon the Effective Date, and the Des Plaines Interests shall be and continue to be in full force and effect thereafter.

C.	Timing and Calculation of Amounts to Be Distributed

On or before forty-five days before the anticipated Effective Date (or some other date as mutually agreed to by the Debtors and the Unsecured Creditors Committee), the Debtors will provide to the Unsecured Creditors Committee a schedule identifying (a) all Allowed Undisputed Unsecured Claims and all Allowed Insurance Covered Claims as of such date to which distributions will be made on the Initial Distribution Date in accordance with the treatments provided for Class I in Article III.B.9 of the Plan and for Class L in Article III.B.12 of the Plan, and (b) all Disputed Unsecured Claims and all Disputed Insurance Covered Unsecured Claims as of such date to which distributions will be made on the applicable Quarterly Distribution Date after such Claim becomes an Allowed Claim in accordance with the treatments provided for Class J in Article III.B.10 of the Plan and for Class L in Article III.B.12 of the Plan. The Unsecured Creditors Committee shall have seven days from receipt of such schedule to review such anticipated distributions, and the Debtors shall make themselves (or their legal and/or financial advisors) available to discuss in good faith and resolve any issues raised by the Unsecured Creditors Committee based on such review. If any issues relating to any Claims referenced in the foregoing clause (a) remain unresolved after the expiration of the seven-day review period, the Debtors shall not make any payments on account of such Claim without an order Allowing such Claim unless the Debtors and the Unsecured Creditors Committee are able to reach an agreement regarding the Allowance of such Claim reasonably acceptable to both parties. The Debtors will provide the Unsecured Creditors Committee with biweekly updates on the schedule identified herein in advance of the Effective Date.

Unless otherwise provided in the Plan, on the Initial Distribution Date or as soon as reasonably practicable thereafter (or if a Claim or Interest is not an Allowed Claim or Interest on the Initial Distribution Date, on the next Quarterly Distribution Date after such Claim or Interest becomes, as applicable, an Allowed Claim or Interest, or as soon as reasonably practicable thereafter), and except as otherwise set forth herein, each Holder of an Allowed Claim or Interest shall receive the full amount of the distributions that the Plan provides for Allowed Claims or Interests in the applicable Class from the Disbursing Agent. In the event that any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date. If and to the extent that there are Disputed Claims, distributions on account of any such Disputed Claims shall be made pursuant to the provisions set forth in Article VII of the Plan. Except as otherwise provided in the Plan, Holders of Claims or Interests shall not be entitled to interest, dividends, or accruals on the distributions provided for in the Plan, regardless of whether such distributions are delivered on or at any time after the Initial Distribution Date.

Marble Ridge Capital LP (“Marble Ridge”) has asserted that the Secured First Lien Note Claims are oversecured and entitled to postpetition interest in accordance with the Prepetition Creditor Agreement and the First Lien Note indentures. Therefore, Marble Ridge asserts that the Pro Rata distribution on account of the Allowed Secured First Lien Notes Claims must take into account the accrual of post-Petition Date interest calculated in accordance with the First Lien Note Indentures through the date of distribution to such claimants. The Plan embodies a settlement of whether the Holders of Prepetition Credit Agreement Claims and First Lien Notes Claims are entitled to postpetition interest and the distributions associated with such Claims are currently made on a prepetition pro rata basis. Marble Ridge has asserted that the recoveries in the Plan do not account for the varying contractual interest rates applicable to the three separate series of First Lien Notes; it is possible certain Holders of Prepetition Credit Agreement Claims may raise similar objections. These creditors may seek to object to confirmation of the Plan. The Debtors reserve all rights with respect to this issue.

The Debtors do not concede that the Plan does not properly account for the rights of Holders of Prepetition Credit Agreement Claims and Secured First Lien Notes Claims, and reserve all rights with respect to these issues and expect to meet their burden on these issues in connection with seeking confirmation of the Plan.

The New Interests, the New Debt, the New CEC Convertible Notes, the New CEC Common Equity issued in the CEOC Merger, and any New CEC Common Equity issued in the New CEC Capital Raise (if any) shall be deemed to be issued as of the Effective Date to the Holders of Claims or Interests entitled to receive the New Interests, New Debt, the New CEC Convertible Notes, and the New CEC Common Equity pursuant to Article III of the Plan.

Notwithstanding any provision of the Plan to the contrary, all distributions to be made to Holders of Notes Claims shall be eligible to be distributed through the facilities of DTC.

D.	Process for Dealing with Disputed Claims

If and to the extent that there are Disputed Claims, distributions on account of any such Disputed Claims will be made pursuant to the provisions set forth in Article VII of the Plan. Except as otherwise provided in the Plan, Holders of Claims or Interests will not be entitled to interest, dividends, or accruals on the distributions provided for in the Plan, regardless of whether such distributions are delivered on or at any time after the Initial Distribution Date.

E.	The Separation Structure

The Debtors intend that the Separation Structure will occur through the Spin Structure. The Separation Structure will occur through the Partnership Contribution Structure, however (a) if the Company is unable to receive a favorable Spin Ruling or Spin Opinion, (b) at the election of the Requisite Consenting Bond Creditors (after consultation with the Consenting First Lien Bank Creditors), if the Estimated REIT E&P exceeds $1.6 billion, or (c) at the election of the Debtors and CEC, with the consent of the Requisite Consenting Bond Creditors, such consent not to be unreasonably withheld. In either Separation Structure, (x) the distribution of the New Debt and New Interests under the Plan will be made in a manner that will not generate taxable income to the Debtors other than cancellation of indebtedness income, and (y) the Debtors and CEC will regularly consult with the advisors for the Consenting First Lien Noteholders and advisors for the Consenting First Lien Bank Lenders on the Separation Structure and all decisions that may materially affect the tax consequences thereof on the Holders of First Lien Notes Claims and/or Prepetition Credit Agreement Claims.

On March 20, 2015, the Debtors submitted a formal request to the IRS seeking the Spin Ruling (the “Spin Request”). In response to the Spin Request, the IRS has requested additional information from the Debtors and the Debtors have provided such information to the IRS. Importantly, the Debtors believe that, because the Spin Request was filed with the IRS prior to December 7, 2015 and has not been subsequently withdrawn (and because no ruling had been issued or denied in its entirety prior to such date), the tax-free spin-off contemplated by the Plan is “grandfathered” from a provision in the Protecting Americans from Tax Hikes Act of 2015 (the “PATH Act”) that prevents companies involved in tax-free spin-offs from electing REIT status. The Spin Request is currently under review by the IRS.

If the Partnership Contribution Structure is used, OpCo will have the option to participate in future issuances, or purchase additional equity from PropCo at fair market value if participation is not feasible, to maintain its percentage ownership interest in PropCo at 5 percent if it would otherwise decrease below that threshold.

To meet the requirement that a real estate investment trust have at least 100 shareholders, and notwithstanding anything herein to the contrary, the REIT will have the right to issue, for Cash, up to $125,000 of the REIT Series B Preferred Stock.

F.	Sources of Recovery

Distributions under the Plan will be funded with, or effectuated by, (1) Cash held on the Effective Date by or for the benefit of the Debtors, (2) Cash proceeds from the New CEC Cash Contribution and New CEC’s contribution of the Unsecured Creditors Cash Pool, (3) Cash proceeds from the New CEC OpCo Stock Purchase, (4) Cash proceeds from the New CEC PropCo Common Stock Purchase, (5) the issuance of New CEC Convertible Notes, (6) the issuance of New CEC Common Equity, (7) Cash proceeds from the sale of New CEC Common Equity pursuant to the New CEC Capital Raise (if any), (8) Cash proceeds from and the issuance of the New Debt, (9) the issuance of the PropCo Preferred Equity and Cash proceeds from the PropCo Preferred Equity Put Right, (10) the issuance of the New Interests, (11) the Bank Guaranty Settlement, (12) the waiver by CAC of its recoveries on account of its Senior Unsecured Notes Claims, (13) the waiver by the Holders of First Lien Notes Claims of any recoveries at the Debtors’ direction, or the assignment of any such recoveries at the Debtors’ direction, on account of any First Lien Notes Deficiency Claims, (14) the waiver by the Holders of Prepetition Credit Agreement Claims and First Lien Notes Claims, and their respective trustees and/or agents, at the Debtors’ direction, of the turnover rights under the Second Lien Intercreditor Agreement, and (15) the waiver by the Holders of Prepetition Credit Agreement Claims and First Lien Notes Claims and their respective trustees and/or agents of the turnover rights under the Subsidiary-Guaranteed Intercreditor Agreement.

The tables below show the sources and uses for distributions of funds under the Plan, assuming (a) an Effective Date of 12/31/16 and (b) $1.8 billion of CPLV Market Debt is raised.

Sources of Funds

Source	Amount	Notes
New CEC Cash Contribution	$318m	Net of $88m forbearance fees paid prior to Effective Date
Bank Guaranty Settlement	$523m	Net of $61m Upfront Payment paid prior to Effective Date; to be reduced by portion of Excess Cash Sweep granted to Holders of Prepetition Credit Agreement Claims
New CEC OpCo Stock Purchase	$700m
CEC Cash Consideration to General Unsecured Claims	$6m

Subtotal New CEC Cash Sources	$1,548m

OpCo First Lien Debt	$1,188m	Issued for Cash Proceeds
OpCo Second Lien Debt	$547m	Issued for Cash Proceeds
CPLV Market Debt	$1,800m	Issued for Cash Proceeds
Proceeds of PropCo Preferred Equity Distribution	$250m	Assumed to be fully funded
PropCo Preferred Equity Upsize Amount	$117m	Assumed to be fully funded
CEOC Cash	$875m

Total Cash Sources	$6,324m

Uses of Funds

Source	Amount	Notes
Cash to Holders of Prepetition Credit Agreement Claims	$705m	Can be reduced by up to $300m paid by Debtors prior to the Effective Date
Cash to Holders of Secured First Lien Notes Claims	$207m
Additional Cash to Holders of Secured First Lien Notes Claims	$700m
Additional Cash to Holders of Prepetition Credit Agreement Claims	$882m	Cash proceeds of OpCo First Lien Debt Syndication
Additional Cash to Holders of Secured First Lien Notes Claims	$306m	Cash proceeds of OpCo First Lien Debt Syndication
Additional Cash to Holders of Prepetition Credit Agreement Claims	$406m	Cash proceeds of OpCo Second Lien Debt Syndication
Additional Cash to Holders of Secured First Lien Notes Claims	$141m	Cash proceeds of OpCo Second Lien Debt Syndication
Additional Cash to Holders of Prepetition Credit Agreement Claims	$1,117m	Cash proceeds of CPLV Market Debt Syndication
Additional Cash to Holders of Secured First Lien Notes Claims	$683m	Cash proceeds of CPLV Market Debt Syndication
Cash for Repayment of CPLV Mezzanine Debt held by Holders of Secured First Lien Notes Claims	$367m	Cash proceeds of PropCo Preferred Equity Distribution and PropCo Preferred Equity Upsize Amount

Subtotal Plan Distributions	$5,514m

Remaining Forbearance Fees to Holders of Secured First Lien Notes Claims	$88m	Net of $88m paid prior to Effective Date
Estimated Transaction and Backstop Fees	$105m	Includes OpCo debt syndication fees, CPLV Market Debt syndication fees, PropCo Preferred Equity Backstop fees, incremental legal fees for syndicated debt
CEC Cash Consideration to General Unsecured Claims	$6m
Convenience Cash Pool	$13m
Capitalization of PropCo at Inception	$50m
Cash Recovery to Admin, Secured, Priority and Non-Obligor Claims	$25m
Bank Guaranty Settlement	$523m	Net of $61m Upfront Payment paid prior to Effective Date; to be reduced by portion of Excess Cash Sweep granted to Holders of Prepetition Credit Agreement Claims

Total Cash Uses	$6,324m

1.	Cash Held on the Effective Date by the Debtors

The Debtors currently project that as of a hypothetical Effective Date on December 31, 2016, they will hold in excess of the $875 million of cash required to fund distributions under the Plan. This estimate is based on the Debtors’ existing 2016 budget and certain pro forma adjustments to reflect certain impacts to be caused by consummation of the Plan.

2.	CEC-CAC Merger Agreement.

The Plan is conditioned on the merger of CEC and CAC, which will occur on or before the Effective Date. It is also a condition of the Plan that the terms of the merger result in New CEC making available 53.1% of New CEC Common Equity to the Debtors’ creditors under the Plan.

(a)	New CEC Cash Contribution.

On the Effective Date, New CEC shall pay to the Debtors the New CEC Cash Contribution, the amount of which will be the excess of (a) $406,000,000 in Cash, plus (b) Cash for any dilution of Available Cash otherwise payable to the Holders of First Lien Notes Claims as adequate protection payments under the Cash Collateral Order on account of the payment of the RSA Forbearance Fee under the Bank RSA, plus (c) Cash to fund the Unsecured Creditor Cash Pool and the Unsecured Insurance Creditor Cash Pool, over (d) any portion of the RSA Forbearance Fee under the Bond RSA and the Bank RSA paid by CEC and/or New CEC. The New CEC Cash Contribution will be used by the Debtors and the Reorganized Debtors, as applicable, to fund general corporate purposes, the Restructuring Transactions, and the distributions under the Plan. In addition, New CEC shall contribute its Cash portion of the Unsecured Creditor Cash Pool and any Cash, if any, to be paid pursuant to the Additional CEC Bank Consideration and/or the Additional CEC Bond Consideration to the Debtors to provide the distributions contemplated by the Plan.

(b)	New CEC OpCo Stock Purchase.

On the Effective Date, New CEC shall consummate the New CEC OpCo Stock Purchase for $700 million, at which time New CEC shall own 100% of the OpCo Common Stock.

(c)	New CEC PropCo Common Stock Purchase.

If the Partnership Contribution Structure is used, on the Effective Date, New CEC shall consummate the New CEC PropCo Common Stock Purchase for $91 million, at which time New CEC shall own 5% of the PropCo Common LP Interests on a fully diluted basis (including dilution in connection with the PropCo Equity Elections but excluding dilution from PropCo Preferred Equity, if any). If the Partnership Contribution Structure is used, the Holders of Secured First Lien Notes Claims shall be required on a pro rata basis to put 5% of the PropCo Common Equity to New CEC in connection with the New CEC PropCo Common Stock Purchase. For the avoidance of doubt, if the Spin Structure is used, New CEC shall not be required to make the New CEC PropCo Common Stock Purchase.

In all cases, the New CEC PropCo Common Stock Purchase shall be effectuated by a contribution of cash from CEC or New CEC to CEOC, with such cash distributed to Holders of Claims in exchange for CEOC’s retention of the PropCo Common LP Interests. If the PropCo Equity Election described below would materially affect the amount and/or value of PropCo Common Equity New CEC must purchase for the Partnership Contribution Structure, the Debtors will negotiate with CEC and the representatives of the Consenting Bond Creditors regarding appropriate adjustments to the amount of Cash necessary to purchase 5% of PropCo Common Equity pursuant to the New CEC PropCo Common Stock Purchase. The Debtors and Holders of Claims are continuing to evaluate whether CEOC, CEOC’s successor in interest following the CEOC Merger, or New CEC will hold such PropCo Common LP Interests. For the avoidance of doubt, if the Spin Structure is used, New CEC shall not be required to, and shall not, make the New CEC PropCo Common Stock Purchase.

(d)	New CEC Convertible Notes.

On the Effective Date, New CEC shall execute and deliver the New CEC Convertible Notes Documents to the New CEC Convertible Notes Trustee, New CEC shall deliver $1 billion of New CEC Convertible Notes to the Debtors, and the Debtors shall distribute the New CEC Convertible Notes pursuant to the terms of the Plan to the Holders of Non-First Lien Claims.

Subject to the occurrence of the Effective Date, the New CEC Convertible Notes Documents shall constitute legal, valid, and binding obligations of New CEC and shall be enforceable in accordance with their respective terms.

(e)	New CEC Common Equity.

On the Effective Date, OpCo shall issue OpCo Series A Preferred Stock. As described more fully in the Restructuring Transactions Memorandum, OpCo will merge into a newly formed subsidiary of New CEC (or its predecessors) pursuant to the CEOC Merger. In exchange for the CEOC Merger, on the Effective Date, New CEC shall issue New CEC Common Equity in accordance with the Plan distributions in Article III of the Plan in exchange for the OpCo Series A Preferred Stock to the Holders of Prepetition Credit Agreement Claims, Secured First Lien Notes Claims, and Non-First Lien Claims pursuant to the terms of the Plan. The percentages of New CEC Common Equity issued pursuant to the Plan will take into account any dilution that would otherwise occur based on the potential conversion of New CEC Convertible Notes to New CEC Common Equity.

All holders of, or persons that will hold, New CEC Common Equity shall have preemptive rights to participate (pro rata based on such holder’s actual or anticipated, and subsequently implemented, pro forma New CEC Common Equity), in any New CEC Capital Raise, which participation shall be on the same terms as the other participants and shall include reasonable disclosure, notice, and opportunity to exercise such rights. The Debtors, CEC, and the Unsecured Creditors Committee shall collectively use reasonable good faith efforts to facilitate the transferability of the preemptive participation rights (if practicable). To the extent the Debtors determine that the structure of a New CEC Capital Raise would have negative consequences with respect to the tax treatment of the Spin Structure, the Debtors shall be able to modify or eliminate to the extent necessary the New CEC Capital Raise to avoid such negative consequences.

(f)	RSA Forbearance Fees

On the Effective Date, New CEC shall pay the RSA Forbearance Fees pursuant to the Bond RSA so long as the Bond RSA is in effect and New CEC shall pay the RSA Forbearance Fees pursuant to the Bank RSA so long as the Bank RSA and the Bond RSA are in effect.

(g)	New CEC Capital Raise

The New CEC Capital Raise is any transaction by New CEC involving the raising of Cash in connection with the sale of New CEC Common Equity before or concurrent with the Effective Date. Any New CEC Capital Raise transaction may only raise Cash up to an amount sufficient to fund New CEC’s sources and uses under the Plan plus $100 million. All holders of, or persons that will hold, New CEC Common Equity will have preemptive rights to participate in any such New CEC Capital Raise, and such right shall be proportionate to the pro forma amount of New CEC Common Equity such persons will hold upon consummation of the Plan and the CEC-CAC merger. If any Holder of New CEC Common Equity fails to participate in the New CEC Capital Raise, that Holders’ equity ownership of New CEC Common Equity will be diluted. Based on the New CEC Projections prepared by CEC and CAC and attached hereto as Exhibit J, any New CEC Capital Raise is currently expected to raise approximately $740 million. The final amount of any New CEC Capital Raise, if any, could be materially higher or lower than these projected amounts.

3.	PropCo Equity Election.

The respective aggregate principal amounts of the CPLV Mezzanine Debt (if any), the PropCo First Lien Notes, the PropCo First Lien Term Loan, and the PropCo Second Lien Notes each may be (but are not required to be) reduced by the PropCo Equity Election. The PropCo Equity Election may not reduce the aggregate principal amount of CPLV Mezzanine Debt (if any), PropCo First Lien Notes, PropCo First Lien Term Loan, and PropCo Second Lien Notes by no more than $1,250 million. To the extent that Holders of Allowed Prepetition Credit Agreement Claims and/or Holders of Secured First Lien Notes Claims exercise, in their sole discretion, the PropCo Equity Election such that the aggregate principal amount of the CPLV Mezzanine Debt (if any), PropCo First Lien Notes, PropCo First Lien Term Loan, and PropCo Second Lien Notes issued pursuant to the Plan would be reduced by more than $1,250 million, the PropCo Equity Election shall reduce first the CPLV Mezzanine Debt (if any), second the PropCo Second Lien Notes, and third, on a Pro Rata basis, the PropCo First Lien Notes and the PropCo First Lien Term Loan, until the aggregate principal amount of such debt shall be reduced by no more than $1,250 million. A Holder making a PropCo Equity Election will receive $1 in value of PropCo Common Equity (at an assumed valuation of $1,620 million for 100 percent of PropCo Common Equity on a fully diluted basis) for every $1 in aggregate principal amount of PropCo First Lien Notes, PropCo First Lien Term Loan, PropCo Second Lien Notes, and CPLV Mezzanine Debt (if any) that such Holder would otherwise receive under the Plan. The PropCo Equity Election Procedures shall be included in the Plan Supplement and the exercise of the PropCo Equity Election shall occur after the entry of the Confirmation Order but before the Effective Date.

The results of the PropCo Equity Election are subject to the Debtors’ sole determination that the PropCo Equity Election will not have negative consequences with respect to the tax treatment of the Spin Structure. In the event the Debtors determine, in good faith and in their sole discretion, that the results of the PropCo Equity Election would have negative consequences with respect to the tax treatment of the Spin Structure, the elections with respect to the PropCo Equity Election shall be modified or eliminated to the extent necessary to avoid such negative consequences.

4.	New Debt

The Plan will eliminate approximately $10 billion in funded debt from the Debtors’ balance sheet. If the Plan is confirmed and consummated, the Debtors project that OpCo, PropCo, and the CPLV Entities will have the following funded debt obligations as of the Effective Date. As described below, certain of this funded debt will be issued to third parties for Cash to fund Cash distributions under the Plan. The other funded debt will be issued to certain Holders of Allowed Claims in accordance with the Plan.

(a)	OpCo Funded Debt Obligations

On the Effective Date, OpCo will have funded debt obligations of at least $1,735 million, comprised of the following.

•	OpCo First Lien Debt. OpCo First Lien Debt that OpCo will issue to third parties for Cash in the amount equal to $1,188 million on the Effective Date. If the OpCo First Lien Debt is not fully issued to third parties and the Requisite Consenting Bank Creditors waive the Plan’s requirement that OpCo First Lien Debt be issued to third parties, then OpCo may issue up to $882 million in principal amount of OpCo First Lien Term Loans on a pro rata basis to each Holder of an Allowed Prepetition Credit Agreement Claim. Similarly, if the OpCo First Lien Debt is not fully issued to third parties and the Requisite Consenting Bond Creditors waive the Plan’s requirement that OpCo First Lien Debt be issued to third parties, then OpCo may issue up to $306 million in principal amount of OpCo First Lien Notes on a pro rata basis to each Holder of an Allowed Secured First Lien Notes Claim.

•	OpCo Second Lien Debt. OpCo Second Lien Debt that OpCo will issue to third parties for Cash in an amount equal to $547 million on the Effective Date. If the OpCo Second Lien Debt is not fully issued to third parties and the Requisite Consenting Bank Creditors waive the Plan’s requirement that OpCo Second Lien Debt be issued to third parties, then OpCo may issue up to $406 million in principal amount of OpCo Second Lien Term Loan on a pro rata basis to each Holder of a Prepetition Credit Agreement Claim. Similarly, if the OpCo Second Lien Debt is not fully issued to third parties and the Requisite Consenting Bond Creditors waive the Plan’s requirement that OpCo Second Lien Debt be issued to third parties, then OpCo may issue up to $141 million in principal amount of OpCo Second Lien Notes on a pro rata basis to each Holder of an Allowed Secured First Lien Notes Claim.

Of the $1,188 million in Cash proceeds from the OpCo First Lien Debt, the Debtors will distribute $882 million on a pro rata basis to Holders of Allowed Prepetition Credit Agreement Claims and $306 million on a pro rata basis to Holders of Allowed Secured First Lien Notes Claims. Of the $547 million in Cash proceeds from the OpCo Second Lien Debt, the Debtors will distribute $406 million to Holders of Allowed Prepetition Credit Agreement Claims and $141 million to Holders of Allowed Secured First Lien Notes Claims.

The OpCo First Lien Debt and the OpCo Second Lien Debt will be guaranteed by CEC pursuant to the OpCo Guaranty Agreement, if necessary to ensure syndication thereof to third parties. If not all of the OpCo First Lien Debt or OpCo Second Lien Debt is syndicated and the OpCo First Lien Term Loan, OpCo First Lien Notes, and/or OpCo Second Lien Notes are issued to the Holders of Prepetition Credit Agreement Claims and/or Secured First Lien Notes Claims, CEC shall guarantee such debt pursuant to the OpCo Guarantee Agreement.

(b)	PropCo Funded Debt Obligations

On the Effective Date, and subject to reduction (if any) on account of the PropCo Equity Election, PropCo will have funded debt obligations ranging between approximately $3,567 million and $4,150 million, comprised of the following.

•	PropCo First Lien Term Loans. $1,961 million in principal amount of PropCo First Lien Term Loans to be issued on a pro rata basis to each Holder of an Allowed Prepetition Credit Agreement Claim.

•	PropCo First Lien Notes. $431 million in principal amount of PropCo First Lien Notes to be issued on a pro rata basis to each Holder of an Allowed Secured First Lien Notes Claim.

•	PropCo Second Lien Notes. $1,425 million in principal amount of PropCo Second Lien Notes to be issued on a pro rata basis to each Holder of an Allowed Secured First Lien Notes Claim.

•	Reduced. The principal amount of PropCo Second Lien Notes to be issued will be reduced by $250 million on account of the issuance of the PropCo Preferred Equity (excluding the PropCo Preferred Equity Upsize Amount); provided that in the event that the Debtors are to issue CPLV Mezzanine Debt, the $250 million on account of the issuance of the PropCo Preferred Equity (other than in respect of the PropCo Preferred Equity Upsize Amount) will first be used to reduce any such CPLV Mezzanine Debt to be issued to Holders of Allowed Secured First Lien Notes Claims.

•	Increased. The principal amount of PropCo Second Lien Notes to be issued may be increased by up to $333 million on account of the PropCo Second Lien Upsize Amount if, as described below, the CPLV Market Debt is not fully issued to third parties and Holders of Allowed Prepetition Credit Agreement Claims do not vote as a class to make the CPLV Mezzanine Election. Any PropCo Second Lien Notes issued on account of the PropCo Second Lien Upsize Amount will be issued on a pro rata basis to each Holder of an Allowed Prepetition Credit Agreement Claim.

Thus, the Debtors project that between $1,175 million and $1,758 million in principal amount of PropCo Second Lien Notes will be issued.

None of the PropCo First Lien Term Loan, the PropCo First Lien Notes, nor the PropCo Second Lien Notes will be guaranteed by CEC. Additionally, the CPLV Entities will not be obligated on such debt, nor will any of the CPLV Entities’ assets be pledged in support of such debt.

(c)	CPLV Funded Debt Obligations

On the Effective Date, and subject to the PropCo Equity Election, the CPLV Entities will have funded debt obligations ranging between approximately $1,900 million and $2,600 million, comprised of the following.

•	CPLV Market Debt. At least $1,800 million and no more than $2,600 million in principal amount of CPLV Market Debt that CPLV Sub will issue to third parties for Cash on the Effective Date.

•	CPLV Mezzanine Debt. If the Debtors, after using commercially reasonable efforts, are able to issue at least $1,800 million in principal amount of CPLV Market Debt to third parties for Cash, but are unable to issue the full $2,600 million in principal amount, then CPLV Mezz will issue CPLV Mezzanine Debt in an initial aggregate amount equal to the difference between $2,600 million and the original aggregate principal amount of CPLV Market Debt.

•	Reduced. The principal amount of the CPLV Mezzanine Debt to be issued (if any) to Holders of Allowed Secured First Lien Notes Claims will be reduced by $250 million on account of the issuance of the PropCo Preferred Equity (excluding the PropCo Preferred Equity Upsize Amount). As noted above, the PropCo Second Lien Notes that will be issued to Holders of Allowed Secured First Lien Notes Claims will be reduced by any remainder of the $250 million on account of the issuance of the PropCo Preferred Equity (excluding the PropCo Preferred Equity Upsize Amount).

•	Reduced. In the event that at least $1,800 million but less than $2,000 million of CPLV Market Debt is issued, then in lieu of the increased CPLV Mezzanine Debt that would be issued to the Holders of Secured First Lien Notes Claims on account of the difference between $2,000 million and the original aggregate principal amount of CPLV Market Debt, the Holders of Allowed Secured First Lien Notes Claims will receive the PropCo Preferred Equity Upsize Shares (subject to the PropCo Preferred Equity Call Right and the PropCo Preferred Equity Put Right).

•	Reduced. In the event that Holders of Allowed Prepetition Credit Agreement Claims do not vote as a class to make the CPLV Mezzanine Election, then up to $333 million of CPLV Mezzanine Debt that would otherwise be issued to Holders of Allowed Prepetition Credit Agreement Claims will instead be issued as PropCo Second Lien Notes in the same principal amount.

If the Debtors are able to issue the full $2,600 million in principal amount of CPLV Market Debt to third parties for Cash on the Effective Date, then the Debtors will distribute $1,450 million of such Cash proceeds on a pro rata basis to Holders of Allowed Prepetition Credit Agreement Claims and $1,150 million of such Cash proceeds on a pro rata basis to Holders of Allowed Secured First Lien Notes Claims. In the event the Debtors, after using commercially reasonable efforts, are unable to issue the full $2,600 million in principal amount of CPLV Market Debt to third parties for Cash on the Effective Date, the Debtors will distribute CPLV Mezzanine Debt in the amount required to make up for the shortfall to the Holders of the Prepetition Credit Agreement Claims and the Holders of the Secured First Lien Notes Claims pursuant to the following terms.79

[79]	If the Holders of Prepetition Credit Agreement Claims do not vote as a Class to exercise the CPLV Mezzanine Election, then any CPLV Mezzanine Debt to be distributed to Holders of Allowed Prepetition Credit Agreement Claims will instead by distributed as PropCo Second Lien Notes in the same principal amount that such Holders would have received in CPLV Mezzanine Debt; provided that such PropCo Second Lien Upsize Amount cannot exceed $333 million in principal amount.

•	The first $300 million of CPLV Mezzanine Debt (before giving effect to any CPLV Mezzanine Equitized Debt) will be issued one-third to the Holders of Allowed Prepetition Credit Agreement Claims and two-thirds to the Holders of Allowed Secured First Lien Notes Claims, each to be shared Pro Rata among such Holders thereof.

•	Any amounts of CPLV Mezzanine Debt over $300 million and less than $600 million (before giving effect to any CPLV Mezzanine Equitized Debt) will be issued equally to the Holders of Allowed Prepetition Credit Agreement Claims and Allowed Secured First Lien Notes Claims to be shared Pro Rata among such Holders thereof.

•	Any amounts of CPLV Mezzanine Debt over $600 million and less than $800 million (before giving effect to any CPLV Mezzanine Equitized Debt) will be issued 41.7 percent to the Holders of Allowed Prepetition Credit Claims and 58.3 percent to the Holders of Allowed Secured First Lien Notes Claims to be shared Pro Rata among such Holders thereof.

An illustration of these mechanics is outlined in the tables below.

Distributions of Certain Cash and Securities to Holders of Prepetition Credit Agreement Claims

Security	$1.8b Raise		$2.0b Raise		$2.3b Raise		$2.6b Raise
CPLV Market Debt Proceeds[80]	$1,117m		$1,200m		$1,350m		$1,450m
Initial Allocation of CPLV Mezzanine Debt[81]	$333m		$250m		$100m		$0m
Less: PropCo Second Lien Upsize Amount[82]	($333m	)	($250m	)	($100m	)	$0m
Total CPLV Mezzanine Debt	$0m		$0m		$0m		$0m
Plus: PropCo Second Lien Upsize Amount	$333m		$250m		$100m		$0m

Total	$1,450m		$1,450m		$1,450m		$1,450m

[80]	See Plan, Art. IIIB.4.(b)(v)
[81]	See Plan, Art. IV.A.3
[82]	See Plan, Art. I.A.254

Distributions of Certain Cash and Securities to Holders of Secured First Lien Notes Claims

Security	$1.8b Raise		$2.0b Raise		$2.3b Raise		$2.6b Raise
CPLV Market Debt Proceeds[83]	$683m		$800m		$950m		$1,150m
Initial Allocation of CPLV Mezzanine Debt[2]	$467m		$350m		$200m		$0m
Less: Paydown from Proceeds of PropCo Preferred Equity[84]	($367m	)	($250m	)	($200m	)	$0m
Total CPLV Mezzanine Debt	$100m		$100m		$0m		$0m
Initial Allocation of PropCo Second Lien Debt	$1,425m		$1,425m		$1,425m		$1,425m
Less: Paydown from Proceeds of PropCo Preferred Equity[85]	$0m		$0m		($50m	)	($250m	)
Total PropCo Second Lien Debt	$1,425m		$1,425m		$1,375m		$1,175m
PropCo Preferred Equity[86]	$440m		$300m		$300m		$300m

Total	$2,648m		$2,625m		$2,625m		$2,625m

The weighted average yield on the CPLV Market Debt and CPLV Mezzanine Debt will be capped such that the annual debt service shall not exceed $130 million, which cap shall be reduced by the product of (a) the sum of (i) every dollar of the PropCo Second Lien Upsize Amount issued to the Holders of Prepetition Credit Agreement Claims and (ii) every dollar of CPLV Mezzanine Debt participating in the PropCo Equity Election, multiplied by (b) 0.072072072, provided that the cap shall not be reduced below $106 million.

5.	Backstop Commitment and PropCo Preferred Equity Put and Call Rights.

On the Effective Date, the PropCo Preferred Backstop Investors shall have the right, pursuant to the PropCo Preferred Equity Put Right and consistent with the Backstop Commitment Agreement, to purchase for Cash from each Holder of Secured First Lien Notes Claims up to 50% of the PropCo Preferred Equity Distribution received by such Holder. Each Holder of Secured First Lien Notes Claims that has exercised its PropCo Preferred Equity Put Right pursuant to the PropCo Preferred Subscription Procedures shall have the right to put all, but not less than all, of such Holder’s Pro Rata share of the PropCo Preferred Equity Distribution to the PropCo Preferred Backstop Investors for Cash pursuant thereto and consistent with the Backstop Commitment Agreement. The PropCo Preferred Subscription Procedures shall be included in the Plan Supplement and the exercise of Put Rights and Call Rights shall occur after the entry of the Confirmation Order but before the Effective Date.

[83]	See Plan, Art. III.B.5.(b)(vii); $1,107 figure cited includes Plan cash of $207m; is net of proceeds of PropCo Preferred Equity issuance (excluding proceeds of PropCo Preferred Equity Upsize Amount)
[84]	See Plan, Art. III.B.5.(b)(v)
[85]	See Plan, Art. III.B.5.(b)(v)
[86]	Represents liquidation preference of 1.2 times the purchase price; See Plan, Art. I.A.245, Art.I.A.247

The recoveries (including the PropCo Preferred Equity Put Right and PropCo Preferred Equity Call Right) provided by issuance of the PropCo Preferred Equity Distribution (other than in respect of the PropCo Preferred Upsize Amount) shall be used first to reduce the principal amount of CPLV Mezzanine Debt (if any) to be issued to the Holders of Secured First Lien Notes Claims under the Plan, second to reduce the principal amount of PropCo Second Lien Notes to be issued to the Holders of Secured First Lien Notes Claims under the Plan, and third to reduce the principal amount of CPLV Market Debt (provided that the CPLV Market Debt shall not be reduced to an amount below $1.8 million).

6.	Issuance of New Interests.

On the Effective Date, CEOC Interests shall be cancelled, and the Reorganized Debtors and New Property Entities shall issue all Securities, notes, instruments, certificates, and other documents required to be issued pursuant to the Plan, including (a) OpCo shall issue the OpCo Common Stock and, as set forth in Article IV.A.1(e) of the Plan, the OpCo Series A Preferred Stock, (b) PropCo shall issue the PropCo LP Interests, the PropCo LP GP Interests, and, if applicable, PropCo Preferred LP Interests, (c) PropCo GP shall issue the PropCo GP Interests, and (d) the REIT shall issue REIT Common Stock and REIT Preferred Stock; provided that the CEOC Interests held by CEC will be Reinstated as OpCo Common Stock. The issuance of such documents is authorized without the need for any further corporate action or without any further action by the Holders of Claims or Interests.

As set forth in more detail in the Plan Supplement, after taking into account the exercise of all of the PropCo Preferred Equity Put Rights and all of the PropCo Preferred Equity Call Rights, all PropCo Common Equity and all PropCo Preferred Equity will be issued as REIT Common Stock and REIT Series A Preferred Stock, respectively, except to the extent that a beneficial owner for United States federal income tax purposes of such PropCo Common Equity or PropCo Preferred Equity would (a) end up owning more than 9.8% of either the REIT Common Stock or the REIT Series A Preferred Stock (after taking into account all of the PropCo Preferred Equity Put Rights and all of the PropCo Preferred Equity Call Rights) and (b) is not willing to or permitted to sign an Ownership Limit Waiver Agreement (as defined in the REIT Series A Preferred Stock Articles), in which case such amounts in excess of 9.8% shall be issued as PropCo LP Interests and PropCo Preferred LP Interests as applicable.

7.	Waiver of CAC Recovery on Senior Unsecured Notes Claims.

As part of the settlement embodied in the Plan, CAC shall, as of the Effective Date, waive the consideration that CAC would otherwise receive under the Plan on account of CAC’s Senior Unsecured Notes Claims.

8.	Waiver or Assignment of Recoveries on Account of First Lien Notes Deficiency Claims.

On the Effective Date, at the Debtors’ direction, the Holders of First Lien Notes Claims shall waive or assign their distributions on account of any First Lien Notes Deficiency Claims.

9.	Waiver of Turnover Provisions.

On the Effective Date, at the Debtors’ direction, the Holders of First Lien Notes Claims and Prepetition Credit Agreement Claims, and their respective trustees and/or agents, will waive the turnover rights under the Second Lien Intercreditor Agreement. On the Effective Date, the Holders of First Lien Notes Claims and Prepetition Credit Agreement Claims, and their respective trustees and/or agents, will waive the turnover rights under the Subsidiary-Guaranteed Notes Intercreditor Agreement. As of the date hereof, Holders of Secured First Lien Notes Claims have not agreed to waive their turnover rights, and have taken the position that the Debtors cannot direct the waiver of such rights without such Holders’ agreement. In particular, the Ad Hoc Committee of First Lien Noteholders has asserted that unless such turnover rights are waived, the Subsidiary-Guaranteed Notes Intercreditor Agreement requires the turnover of recoveries received by the Holders of Subsidiary-Guaranteed Notes Claims until Holders of Secured First Lien Notes Claims are paid in full in cash, including postpetition interest, whether or not allowed in the Chapter 11 Cases. The Debtors understand that the Subsidiary-Guaranteed Notes Indenture Trustee would likely dispute such assertions, including, among other things, disputing that any turnover at all would be required on account of any First Lien Notes Claims and that any such turnover would include amounts on account of postpetition interest, as discussed in Article IV.J.3 and Note 14 of the Debtors’ Liquidation Analysis attached hereto as Exhibit D.

G.	Shared Services

On or before the Effective Date, the CES LLC Agreement and the CES Shared Services Agreement shall be amended or modified as necessary or appropriate to reflect the formation of OpCo and PropCo, including to reflect all of the following provisions in Article IV.Q of the Plan: (1) to provide that Total Rewards and other enterprise-wide and property specific resources are allocated, and services provided, in a way that does not discriminate against PropCo, and (2) for so long as New CEC, the Manager, or any of their respective affiliates or subsidiaries manages pursuant to the Management and Lease Support Agreements or otherwise, CES shall ensure that, in the event New CEC, the Manager, or any of their respective affiliates and subsidiaries cease to provide the resources and services provided by such agreements, CES shall provide such resources and services directly to PropCo on equivalent terms to or via an alternative arrangement reasonably acceptable to PropCo; provided that if New CEC, the Manager, or any of their respective affiliates or subsidiaries are terminated as manager under the applicable management agreement other than by or with the consent of PropCo, CES shall provide such resources and services pursuant to a management agreement on substantially the same terms and conditions, notwithstanding such termination, if so elected by PropCo. In the event PropCo terminates or consents to the termination of the management relationship with New CEC or its affiliates, for so long as the transition period under the applicable management agreement(s) continues, PropCo shall continue to have access to such resources and services on no less favorable terms. The modified documents shall be in form and substance reasonably satisfactory to the Requisite Consenting Bond Creditors (after consultation with the Consenting First Lien Bank Lenders).

CES shall at the request of the REIT New Board have meetings or conference calls once a quarter with a designee of the REIT New Board to discuss, and consult on, the strategic and financial business plans, budgeting (including capital expenditures), and other topics as reasonably requested by the REIT New Board. The REIT shall also have audit and information rights with respect to CES.

H.	Master Lease Agreements

On the Effective Date, OpCo (and/or its applicable subsidiaries) and PropCo (and/or its applicable subsidiaries) shall enter into the Master Lease Agreements, and the Master Lease Agreements shall become effective in accordance with their terms and the Plan. The Master Lease Agreements will consist of two (2) separate leases between OpCo (and/or its applicable subsidiaries) and PropCo (and/or its applicable subsidiaries), one relating to the Caesars Palace Las Vegas property and the other relating to the remaining properties. Such bifurcation is necessary because of the CPLV Market Debt and CPLV Mezzanine Debt. The obligations of OpCo (and/or its applicable subsidiaries) under the Master Lease Agreements will be guaranteed by CEC subject to the terms of the Management and Lease Support Agreements described in further detail below. The Master Lease Agreements will have a fifteen (15) year initial term and four (4) optional renewal terms of five years each. Rent payable pursuant to the Master Lease Agreements is a fixed amount for the first seven (7) years of the Master Lease Agreements (subject to an annual escalator applicable to the CPLV lease); however, Rent fluctuates thereafter pursuant to the terms of the Master Lease Agreements. Additionally, pursuant to the terms of the Master Lease Agreements, OpCo (and/or its applicable subsidiaries) is required to make certain annual capital expenditures with respect to the leased properties and, in some circumstances, PropCo (and/or its applicable subsidiaries) will be obligated to make reimbursements therefor. The summary terms of the Master Lease Agreements are included in Exhibit C to the Plan.

I.	Management and Lease Support Agreements

On the Effective Date, OpCo, PropCo, Manager, and New CEC shall enter into the Management and Lease Support Agreements, and the Management and Lease Support Agreements will become effective in accordance with their terms and the Plan. Pursuant to the Management and Lease Support Agreements, a wholly owned subsidiary of New CEC will manage the Contributed Properties on behalf of OpCo and CEC will provide a guarantee in respect of OpCo’s monetary obligations under the Master Lease Agreements. The Management and Lease Support Agreements shall be included in the Plan Supplement and shall be in form and substance consistent in all material respects with the Restructuring Support Agreements and shall be reasonably acceptable to the Requisite Consenting Bank Creditors and Requisite Consenting Bond Creditors.

J.	Transition Services Agreement

On the Effective Date, OpCo (and/or its applicable subsidiaries) and PropCo (and/or its applicable subsidiaries) shall enter into the Transition Services Agreement, and the Transition Services Agreement shall become effective in accordance with its terms and the Plan.

K.	Corporate Governance

1.	New Directors and Officers of OpCo and the REIT; Corporate Governance of PropCo

(a)	OpCo

The OpCo New Board shall consist of three voting members to be designated by CEC (or New CEC), one of whom shall be independent and reasonably acceptable to the Requisite Consenting Bond Creditors. The independent director shall be a member of all committees of the OpCo New Board.

There also shall be one non-voting observer, reasonably acceptable to OpCo, to be designated by the Requisite Consenting Bond Creditors. The observer shall be given notice of and an opportunity to attend the portion of all meetings, including applicable committee meetings, of the OpCo New Board concerning business and strategy session matters and other matters that would have an adverse material economic impact on PropCo (and receive all materials given to OpCo board members in connection with such matters), including with regards to matters related to capital expenditures, budgeting, planning, and construction of capital improvements for existing and new casino, gaming, and related facilities, subject to appropriate limitation in respect of privilege issues.

All members of OpCo’s board of directors will be identified in the Plan Supplement.

(b)	REIT

The REIT New Board shall consist of seven voting members to be designated by the Requisite Consenting Bond Creditors. At least three voting members must be licensed by the required regulatory authorities by the Effective Date. If there are not at the Effective Date at least three voting members licensed, then to assist with Consummation of the Plan up to two of the independent directors of CEOC’s board shall be designated to the REIT New Board so that there will be three voting members at the Effective Date, with such members being removed successively as each non-voting member is licensed. Until such time as the CEOC independent members are a minority of the New Board, the REIT shall be prohibited from taking major transactions without shareholder approval. To the extent any members are not so licensed by the Effective Date, they shall be non-voting members until so licensed.

The process for selecting members of the REIT New Board is currently underway but has not yet reached any definite conclusions. All members of the REIT’s board of directors will be identified in the Plan Supplement.

(c)	PropCo

PropCo will not have its own board of directors. Rather, PropCo will be controlled by its PropCo GP, whose sole shareholder will be the REIT.

(d)	New CEC

In their capacity as holders of New CEC Common Equity after the Effective Date, Holders of Prepetition Credit Agreement Claims, Secured First Lien Notes Claims, and Non-First Lien Claims, shall have proportional and identical voting rights on the New CEC board of directors, which board shall include nine directors and shall include the Chief Executive Officer of New CEC, commensurate with their ownership of New CEC Common Equity after taking into account the New CEC Common Equity purchased pursuant to the New CEC Capital Raise (if any) but excluding any additional New CEC Common Equity available through the conversion of the New CEC Convertible Notes.

The Second Priority Noteholders Committee has asked the Debtors to include the following risk factor with regard to the potential New CEC Board:

“[P]ersons found likely to have aided and abetted multiple breaches of fiduciary duties to the Debtors may control and govern the entity whose equity is to be distributed under the Amended Plan.”

2.	Management Equity Incentive Plan

As soon as practicable after the Effective Date, the New Board(s) will adopt the Management Equity Incentive Plan, the form of which shall be included in the Plan Supplement and, solely for the New Board of the REIT, shall be in form and substance reasonably acceptable to the Requisite Consenting Bond Creditors, including as to the amount of New Interests to be set aside for the Management Equity Incentive Plan. The Management Equity Incentive Plan is currently being negotiated among the Debtors and their stakeholders and shall be finalized and reported by the Debtors prior to the Confirmation Hearing.

L.	Right of First Refusal Agreement

On the Effective Date, PropCo and New CEC shall enter into the Right of First Refusal Agreement, and the Right of First Refusal Agreement will become effective in accordance with its terms and the Plan. The Right of First Refusal Agreement will provide, among other things, (a) a grant by New CEC (by and on behalf of itself and all of its majority owned subsidiaries) to PropCo (by and on behalf of itself and all of its majority owned subsidiaries) of a right of first refusal to own and lease to an affiliate of New CEC certain non-Las Vegas domestic real estate that New CEC or its affiliates may have the opportunity to acquire or develop, and (b) a grant by PropCo to New CEC of a right of first refusal to lease and manage certain non-Las Vegas domestic real estate that PropCo may have the opportunity to acquire or develop.

M.	PropCo Call Right Agreement

On the Effective Date, PropCo, CEC, CERP, CGP, and their respective applicable subsidiaries (if applicable), shall enter into the PropCo Call Right Agreement, and the PropCo Call Right Agreement shall become effective in accordance with its terms and the Plan. The PropCo Call Right Agreement will provide PropCo with the right, for up to five years following the Effective Date, to enter into a binding agreement to purchase and lease back to, as applicable, CERP’s, CGP’s, or their respective applicable subsidiaries’ real property interest and all improvements associated with Harrah’s Atlantic City, Harrah’s Laughlin, and Harrah’s New Orleans for a cash purchase price equal to ten times the agreed annual rent for such properties, and on other customary terms and conditions, with the closing of such purchase(s) to occur following regulatory approvals; provided that such right will be subject: (i) in the case of Harrah’s Atlantic City and Harrah’s Laughlin, to the terms of the CERP debt documents and (ii) in the case of Harrah’s New Orleans, to the terms of the CGP debt documents; provided, further, that in no event will such right be dilutive of covenant compliance after CEC’s, CERP’s, and CGP’s commercially reasonable efforts to obtain waivers or amendments to permit such transactions.

N.	The Bank Guaranty Settlement

As part of a settlement by and among CEOC, CEC, and the Consenting First Lien Bank Lenders regarding the entitlement of the Holders of Prepetition Credit Agreement Claims to postpetition interest and the rate of any such postpetition interest, and to facilitate a settlement with the Holders of Subsidiary-Guaranteed Notes Claims, on the Effective Date, CEC (or New CEC) shall contribute the Bank Guaranty Settlement Purchase Price to the Debtors, and, on the Effective Date, the Debtors shall distribute the Bank Guaranty Settlement Purchase Price to the

Holders of Prepetition Credit Agreement Claims in compliance with each such Holder’s respective Bank Guaranty Accrued Amount in accordance with the Plan. Confirmation of the Plan shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code, of the Bank Guaranty Settlement.

O.	Subsidiary-Guaranteed Notes Settlement

The Plan recoveries available to the Holders of Subsidiary-Guaranteed Notes Claims pursuant to the Plan have been made available pursuant to a settlement by and among CEOC, each Subsidiary Guarantor, the Holders of Subsidiary-Guaranteed Notes Claims, CEC, the Consenting First Lien Bank Lenders, and the Consenting First Lien Noteholders (including with respect to the waiver of turnover provisions under the Subsidiary-Guaranteed Notes Intercreditor Agreement set forth in Article IV.A.11 of the Plan). As more fully set forth in the SGN RSA and in Article IV.J.3 above, by the Subsidiary-Guaranteed Notes Settlement, (a) the allowance of Subsidiary-Guaranteed Notes Claims against CEOC and each Subsidiary Guarantor in the aggregate principal amount of approximately $502 million, (b) regardless of whether holders of Subsidiary-Guaranteed Notes Claims vote to accept or reject the Plan, the distribution of $116,810,000 of New CEC Convertible Notes and OpCo Series A Preferred Stock to be exchanged pursuant to the CEOC Merger for 4.122% of New CEC Common Equity on a fully diluted basis (giving effect to the issuance of the New CEC Convertible Notes but not taking into account any dilution from any New CEC Capital Raise) (subject to increase based on any Improved Recovery Event (as set forth more fully herein) on account of such Allowed Subsidiary-Guaranteed Notes Claims), (c) reimbursement of the reasonable and documented fees and expenses (including advisors’ fees) of the Subsidiary-Guaranteed Notes Indenture Trustee, (d) the waiver by Holders of First Lien Notes Claims and Prepetition Credit Agreement Claims, and their respective trustees and/or agents, of the turnover provisions of the Subsidiary-Guaranteed Notes Intercreditor Agreement, and (e) the stay of the Wilmington Trust SDNY Action within five days of the effective date of the SGN RSA, the stay of the Subsidiary-Guaranteed Notes Indenture Trustee’s appeal of the 1111(b) Order (as defined herein), and the waiver of, among other things, any asserted rights by the Holders of Subsidiary-Guaranteed Notes Claims to postpetition interest on account of their Subsidiary-Guaranteed Notes Claims.

The Plan incorporates the terms of the SGN RSA (through the Subsidiary-Guaranteed Notes Settlement), including the waiver by the Holders of First Lien Notes Claims and Prepetition Credit Agreement Claims, and their respective trustees and/or agents, of their rights under the turnover provisions of the Subsidiary-Guaranteed Notes Intercreditor Agreement.

Absent the settlement, the Debtors have been informed that the Subsidiary-Guaranteed Notes Indenture Trustee would object to confirmation of the Plan because, among other reasons, the Subsidiary-Guaranteed Notes Indenture Trustee believes that: (i) for any plan of reorganization to be confirmed consistent with the “best interests of creditors” test, such claims must be paid in full, including postpetition interest, as a result of the substantial unencumbered assets owned by the Subsidiary Guarantors and the lack of any section 1111(b) deficiency claims in a hypothetical chapter 7 case and (ii) under all circumstances its allowed Claim against CEOC would be entitled to the same recovery as that of other general unsecured creditors with claims against CEOC (who are currently slated to receive approximately 46 cents under the plan) that is not subject to any alleged turnover obligation in favor of certain first lien parties. The Subsidiary Guaranteed Notes Settlement therefore resolves any such confirmation obstacles relating to the “best interests of creditors” test and represents a compromise by the Holders of the Subsidiary Guaranteed Note Claims of potentially substantial postpetition interest claims. Confirmation of the Plan shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code, of the Subsidiary-Guaranteed Notes Settlement.

P.	Unsecured Creditors Committee Settlement

As more fully documented in the UCC RSA, the Plan treatments provided in the Plan to the Holders of Undisputed Unsecured Claims, Disputed Unsecured Claims, Convenience Unsecured Claims, Senior Unsecured Notes Claims, and Insurance Coverage Unsecured Claims have been made available pursuant to a settlement by and among the Debtors, CEC, and the Unsecured Creditors Committee, as reflected in the Plan.

The Ad Hoc Group of 5.75% and 6.50% Notes (of which one member sits on the Unsecured Creditors Committee) does not support the Unsecured Creditors Committee’s settlement, disagrees with the position it has taken in the Chapter 11 Cases, and otherwise reserves its rights.

Q.	Adequate Protection and Operating Cash for OpCo and the REIT

Pursuant to the Cash Collateral Order, on the Effective Date, the Debtors shall pay on a pro rata basis to the Holders of Prepetition Credit Agreement Claims and First Lien Notes Claims all Available Cash remaining on the Effective Date as adequate protection. The Debtors shall contribute $50,000,000 of the Minimum Cash Requirement to the REIT to fund the REIT’s initial balance sheet. After accounting for this adequate protection payment and the Debtors’ contribution to the REIT, OpCo shall have $400,000,000 in Cash on hand and the REIT shall have $50,000,000 of Cash on hand on the Effective Date.

For illustrative purposes, the Debtors have prepared the following summary of the estimated Available Cash remaining on an assumed Effective Date of December 31, 2016:

(Amounts in Millions)
Ending Cash at 12/31/15	$1,489
Budgeted Cash Flows from 1/1/16 to 12/31/16
Plus: Adjusted EBITDA	1,112
Plus: Termination Payment from ROC	84
Less: Change in Working Capital	(30)
Less: Normal Course Debt Service Payments	(40)
Less: Items to Reconcile Adjusted EBITDA to Cash Flow	(82)
Less: Monthly Adequate Protection Payments	(180)
Less: Capital Expenditures	(260)
Less: Restructuring Professional Fees	(345)
Less: Minimum Cash Requirement for OpCo	(400)
Less: Estimate of Chester Downs Cash / International Cash / Customer Cash	(225)
Less: Plan Impact on CEOC Cash Per Sources and Uses Schedule	(875)

Estimated Cash to Fund Additional Adequate Protection Payments at 12/31/16	$248

Should the Effective Date not occur until June 30, 2017, the Debtors’ preliminary estimates contemplate an increase in Available Cash from $248 million to approximately $383–-$426 million, based on the following range of projections:

(Amounts in Millions)	Higher	Lower
Estimated Cash to Fund Additional Adequate Protection Payments at 12/31/16	$248	$248
Estimated Cash Flows from 1/1/17 to 6/30/17
Plus: Adjusted EBITDA	555	555
Less: Change in Working Capital	(25)	(35)
Less: Items to Reconcile Adjusted EBITDA to Cash Flow	(30)	(30)
Less: Normal Course Debt Service Payments	(20)	(20)
Less: Monthly Adequate Protection Payments	(90)	(90)
Less: Capital Expenditures (1)	(113)	(125)
Less: Restructuring Professional Fees	(99)	(120)

Estimated Cash to Fund Additional Adequate Protection Payments at 6/30/17	$426	$383

Notes

(1)	Monthly capex forecast not yet available for 2017. Higher case assumes annual capex forecast of S225MM, and equal spending in 1H17 and 2H17. Lower case assumes the same annual capex forecast amount, with a higher spending run rate in 1H17 (S125MM) versus 2H17 (S100MM).

The Debtors do not anticipate that there will be litigation regarding whether to recharacterize the cash sweep and adequate protection payments as principal payments.

R.	General Settlement and Discharge of Claims, Interests, Causes of Action, and Controversies

It is the Debtors’ position that pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, distributions, releases, and other benefits provided under the Plan, on the Effective Date, the provisions of the Plan will constitute a good-faith compromise and settlement of the claims, Causes of Action, and controversies released by the Debtor Release and the Third-Party Release pursuant to the Plan.

S.	Ordinary Course of Business Through the Effective Date

Between Confirmation and the Effective Date, the Debtors will not use, sale, or lease property of the Estates outside the ordinary course of business without approval by or authorization from the Bankruptcy Court.

T.	The Debtor Release, Third-Party Release, Exculpation, and Injunction

Article VIII of the Plan provides for: (1) releases of claims and Causes of Action the Debtors may hold against the Released Parties (the “Debtor Release”); (2) releases of claims and Causes of Action the Releasing Parties may hold against the Released Parties (the “Third-Party Release”); (3) exculpation of each Debtor, each Reorganized Debtor, each Estate, and each Exculpated Party for certain acts or omissions taken in connection with the Chapter 11 Cases; and (4) a permanent injunction against Entities who have held, hold, or may hold claims, interests, or Liens that have been discharged or released pursuant to the Plan or are subject to exculpation pursuant to the Plan enjoining them from asserting such claims, interests, or Liens against each Debtor, the Reorganized Debtors, and the Released Parties. Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Debtor Release and the Third-Party Release, which includes by reference each of the related provisions and definitions contained therein, and further, shall constitute the Bankruptcy Court’s finding that the Debtor Release and the Third-Party Release are: (1) in exchange for the good and valuable consideration provided by the Released Parties; (2) a good faith settlement and compromise of the claims released by the Debtor Release and the Third-Party Release; (3) in the best interests of the Debtors and all Holders of Claims and Interests; (4) fair, equitable, and reasonable; (5) given and made after due notice and opportunity for hearing; and (6) a bar to any of the Debtors, the Estates, or the Releasing Parties from asserting any claim or Cause of Action released pursuant to the Debtor Release or the Third-Party Release, as applicable.

1.	The Debtor Release

The Plan’s Debtor Release provision provides:

Effective as of the Effective Date, pursuant to section 1123(b) of the Bankruptcy Code, for good and valuable consideration, the adequacy of which is hereby confirmed, on and after the Effective Date, each Released Party is deemed released by each and all of the Debtors, the Estates, and the Reorganized Debtors from any and all claims, interests, obligations, rights, suits, damages, Causes of Action, remedies, and liabilities whatsoever, including any derivative claims, asserted or assertable on behalf of each and all of the Debtors, the Estates, or the Reorganized Debtors, as applicable, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise, that each and all of the Debtors, the Estates, or the Reorganized Debtors would have been legally entitled to assert in its or their own right (whether individually or collectively), or on behalf of the Holder of any Claim or Interest or other Entity, based on or relating to, or in any manner arising from, in whole or in part, any or all of the Debtors, the Debtors’ restructuring, the Chapter 11 Cases, the purchase, sale, transfer, or rescission of the purchase, sale, or transfer of any debt, security, asset, right, or interest of any or all of the Debtors or the Reorganized Debtors, the Restructuring Support Agreements, the Upfront Payment, the RSA Forbearance Fees, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Interests prior to or in the Chapter 11 Cases, the negotiation, formulation, or preparation of the Restructuring Documents or related agreements, instruments, or other documents (including the Restructuring Support Agreements), any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date, including, for the avoidance of doubt, all claims, Causes of Action, or liabilities arising out of or relating to the Challenged Transactions, the Caesars Cases, and the Prepetition CEC Guarantees; provided that the foregoing Debtor Release shall not operate to waive or release any right, Claim, or Cause of Action (1) in favor of any Debtor, Reorganized Debtor, or New Property Entity, as applicable, arising under any contractual obligation owed to such Debtor or Reorganized Debtor not satisfied or discharged under the Plan or (2) as expressly set forth in the Plan or the Plan Supplement.

See Article VIII.B of the Plan.

2.	The Third-Party Release

The Plan’s Third-Party Release provision provides:

Effective as of the Effective Date, each and all of the Releasing Parties (regardless of whether a Releasing Party is a Released Party) conclusively, absolutely, unconditionally, irrevocably, and forever discharges and releases (and each Entity so discharged and released shall be deemed discharged and released by the Releasing Parties) each and all of the Released Parties and their respective property from any and all claims, interests, obligations, rights, suits, damages, Causes of Action, remedies, and liabilities whatsoever, including with respect to any rights or Claims that could have been asserted against any or all of the Released Parties with respect to the Guaranty and Pledge Agreement (but only to the extent released in connection with the Bank Guaranty Settlement), the Upfront Payment, the RSA Forbearance Fees, any derivative claims, asserted or assertable on behalf of any or all of the Debtors, the Estates, or the Reorganized Debtors, as applicable, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity, or otherwise, that such Entity would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, any or all of the Debtors, the Debtors’ restructuring, the Chapter 11 Cases, the Restructuring Support Agreements, the purchase, sale, transfer, or rescission of the purchase, sale, or transfer of any debt, security, asset, right, or interest of any or all of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring or any alleged restructuring or reorganization of Claims and Interests prior to or in the Chapter 11 Cases, the negotiation, formulation, or preparation of the Restructuring Documents, or related agreements, instruments, or other documents (including the Restructuring Support Agreements and, for the avoidance of doubt, providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion), any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date relating to the Debtors or the Estates, including, for the avoidance of doubt, all claims, Causes of Action, or liabilities arising out of or relating to each and all of the Challenged Transactions, the Caesars Cases, and the Prepetition CEC Guarantees (including but not limited to any claim under any Indenture or under the Trust Indenture Act). Notwithstanding anything to the contrary in the foregoing, the Third-Party Release shall not release (1) any obligation or liability of any party under the Plan or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan, (2) any postpetition settlement agreements between any Released Party and a creditor of the Debtors or the Estates, or (3) any postpetition liabilities incurred in the ordinary course by the Released Parties.

See Article VIII.C of the Plan.

3.	Exculpation

The Plan’s exculpation provision provides:

Effective as of the Effective Date, to the fullest extent permissible under applicable law and without affecting or limiting either of the Debtor Release or Third-Party Release, and except as otherwise specifically provided in the Plan, each Debtor, each Reorganized Debtor, each New Property Entity, each Estate, and each Exculpated Party is hereby released and exculpated from any claim, obligation, Cause of Action, or liability for any prepetition or postpetition action taken or omitted to be taken in connection with, or related to formulating, negotiating, soliciting, preparing, disseminating, confirming, administering, or implementing the Plan, or consummating the Plan (including the Restructuring Support Agreements), the Disclosure Statement, the New Governance Documents, the Restructuring Transactions, and/or the Separation Structure or selling or issuing the New Debt, the New Interests, the New CEC Convertible Notes, the New CEC Common Equity, any New CEC Capital Raise, and/or any other Security to be offered, issued, or distributed in connection with the Plan, the Chapter 11 Cases, or any contract, instrument, release, or other agreement or document created or entered into in connection with the Plan (including, for the avoidance of doubt, providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan or the reliance by any Exculpated Party on the Plan or the Confirmation Order in lieu of such legal opinion) or any other prepetition or postpetition act taken or omitted to be taken in connection with or in contemplation of the restructuring of the Debtors, except for actual fraud, willful misconduct, or gross negligence in connection with the Plan or the Chapter 11 Cases following the Petition Date, each solely to the extent as determined by a Final Order of a court of competent jurisdiction; provided, however, that in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. Each of the Debtors, the Reorganized Debtors, the New Property Entities, the Estates, and each Exculpated Party has, and upon completion of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the restructuring of Claims and Interests in the Chapter 11

Cases and in connection with the Restructuring Transactions, the negotiation, formulation, or preparation of the Restructuring Documents or related agreements, instruments, or other documents pursuant to the Plan, and the solicitation and distribution of the Plan and, therefore, is not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

See Article VIII.D of the Plan.

4.	Injunction

The Plan’s permanent injunction provision provides:

Effective as of the Effective Date, pursuant to section 524(a) of the Bankruptcy Code, to the fullest extent permissible under applicable law, and except as otherwise expressly provided in the Plan or for obligations issued or required to be paid pursuant to the Plan or Confirmation Order, or any documents, instruments, or agreements (including those set forth in the Plan Supplement) executed to implement the Plan or Confirmation Order, all Entities who have held, hold, or may hold Claims, Interests, or Liens that have been discharged pursuant to Article VIII.A of the Plan, released pursuant to Article VIII.B or Article VIII.C of the Plan, or are subject to exculpation pursuant to Article VIII.D of the Plan are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, any or all of the Debtors, the Reorganized Debtors, the New Property Entities, or the Released Parties: (1) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests; (2) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such Claims or Interests; (3) creating, perfecting, or enforcing any encumbrance of any kind against such Entities or the property or the estates of such Entities on account of or in connection with or with respect to any such Claims or Interests; (4) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property or Estates of such Entities on account of or in connection with or with respect to any such Claims or Interests unless such Entity has timely asserted such setoff right prior to the Effective Date in a document Filed with the Bankruptcy Court explicitly preserving such setoff, and notwithstanding an indication of a Claim or Interest or otherwise that such Entity asserts, has, or intends to preserve any right of setoff pursuant to applicable law or otherwise; and (5) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests released or settled pursuant to the Plan.

See Article VIII.E of the Plan.

U.	Retention of Causes of Action

Under the Plan, the Debtors’ Causes of Actions related to the Challenged Transactions are being released pursuant to the Debtor Release and are not being retained. In accordance with section 1123(b) of the Bankruptcy Code, and except where such Causes of Action have been expressly released, the Debtors and the Reorganized Debtors will retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and the Debtors’ and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. For the avoidance of doubt, CEOC’s Cause of Action against CEC on account of the $35.0 million owed by CEC to CEOC pursuant to that certain Recovery Agreement, dated as of August 12, 2014, by and among CEC and CEOC, is hereby expressly preserved in the Plan.

The Debtors expect that the Plan Supplement containing a schedule of retained Causes of Action will be filed on or before July 18, 2016.

No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against such Entity as any indication that the Debtors and the Reorganized Debtors will not pursue any and all available Causes of Action against such Entity. The Debtors and the Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all Causes of Action, including with respect to rejected Executory Contracts and Unexpired Leases, against any Entity, except as otherwise expressly provided in the Plan. Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Bankruptcy Court Final Order, the Debtors and the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation.

V.	Treatment of Executory Contracts and Unexpired Leases

1.	Assumption of Executory Contracts and Unexpired Leases.

On the Effective Date, except as otherwise provided in the Plan or in any contract, instrument, release, indenture, or other agreement or document entered into in connection with the Plan, Executory Contracts and Unexpired Leases will be deemed assumed as of the Effective Date pursuant to sections 365 and 1123 of the Bankruptcy Code, regardless of whether such Executory Contract or Unexpired Lease is identified on the Assumed Executory Contracts and Unexpired Leases Schedule, unless such Executory Contract or Unexpired Lease: (a) was assumed or rejected previously by the Debtors; (b) previously expired or terminated pursuant to its own terms; (c) is the subject of a motion to reject filed on or before the Effective Date; or (d) is identified as an Executory Contract or Unexpired Lease on the Rejected Executory Contracts and Unexpired Leases Schedule, if any. Any motions to assume or reject Executory Contracts or Unexpired Leases pending on the Effective Date will be subject to approval by the Bankruptcy Court on or after the Effective Date by a Final Order.

Entry of the Confirmation Order will constitute a Bankruptcy Court order approving the assumptions, assumption and assignment, or rejections, as applicable, of such Executory Contracts or Unexpired Leases as set forth in the Plan, the Assumed Executory Contract and Unexpired Lease Schedule, and the Rejected Executory Contract and Unexpired Lease Schedule, as applicable, pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Unless otherwise indicated, assumptions, assumptions and assignments, or rejections of Executory Contracts and Unexpired Leases pursuant to the Plan are effective as of the Effective Date. Each Executory Contract or Unexpired Lease assumed pursuant to the Plan or by Bankruptcy Court order but not assigned to a third party before the Effective Date will re-vest in and be fully enforceable by the applicable contracting Reorganized Debtor in accordance with its terms, except as such terms may have been modified by the provisions of the Plan or any order of the Bankruptcy Court authorizing and providing for its assumption under applicable federal law.

To the maximum extent permitted by law, to the extent any provision in any Executory Contract or Unexpired Lease assumed or assumed and assigned pursuant to the Plan restricts or prevents, or purports to restrict or prevent, or is breached or deemed breached by, the assumption or assumption and assignment of such Executory Contract or Unexpired Lease (including any “change of control” provision), then such provision will be deemed modified such that the transactions contemplated by the Plan will not entitle the non-Debtor party thereto to terminate such Executory Contract or Unexpired Lease or to exercise any other default-related rights with respect thereto. Notwithstanding anything to the contrary in the Plan, the Debtors or the Reorganized Debtors, as applicable, reserve the right to alter, amend, modify, or supplement the Rejected Executory Contract and Unexpired Lease Schedule at any time through and including 45 days after the Effective Date.

The Debtors expect to file the Plan Supplement containing the Rejected Executory Contract and Unexpired Lease Schedule on or before July 18, 2016.

Additionally, the Debtors and Lexon Insurance Company (“Lexon”) have discussed the ability to assume certain surety bonds and related contracts. Lexon (the “Surety”) asserts that the surety bonds and General Agreements of Indemnity between the Surety and the Debtors in place as of the Effective Date may not be assumed by the Debtors pursuant to the Plan unless Lexon consents to such assumption. The Surety asserts that if such consents are required, and the Debtors are unable to obtain such consents or replace such surety bonds, the Debtors may not be able to consummate the Plan. In addition, the Surety and the Debtors each respectively agree to reserve all rights as they relate to the release and exculpation clauses contained in the Plan

2.	Preexisting Obligations to the Debtors under Executory Contracts and Unexpired Leases.

Rejection of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise will not constitute a termination of preexisting obligations owed to the Debtors under such Executory Contract or Unexpired Lease.

3.	Rejection of Executory Contracts and Unexpired Leases.

Unless otherwise provided by a Final Order of the Bankruptcy Court, all Proofs of Claim with respect to Claims arising from the rejection of Executory Contracts or Unexpired Leases, pursuant to the Plan or the Confirmation Order, if any, must be Filed with Prime Clerk and served on the Reorganized Debtors no later than thirty days after the effective date of such rejection.

Any Claims arising from the rejection of an Executory Contract or Unexpired Lease not filed with the Bankruptcy Court within such time will be automatically disallowed, forever barred from assertion, and will not be enforceable against the Debtors, the Reorganized Debtors, the New Property Entities, the Estates, or their property, without the need for any objection by the Debtors or Reorganized Debtors, or further notice to, action, order, or approval of the Bankruptcy Court or any other Entity, and any Claim arising out of the rejection of the Executory Contract or Unexpired Lease will be deemed fully satisfied, released, and discharged, and be subject to the permanent injunction set forth in Article VIII.E of the Plan, notwithstanding anything in the Schedules or a Proof of Claim to the contrary.

All Claims arising from the rejection by any Debtor of any Executory Contract or Unexpired Lease pursuant to section 365 of the Bankruptcy Code will be treated as a General Unsecured Claim or Non-Obligor Unsecured Claim (depending on which Debtor such Claim is asserted against) pursuant to Article III.B of the Plan and may be objected to in accordance with the provisions of Article VI of the Plan and the applicable provisions of the Bankruptcy Code and Bankruptcy Rules.

4.	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases.

Any monetary defaults under each Executory Contract and Unexpired Lease to be assumed or assumed and assigned pursuant to the Plan will be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in Cash on the Effective Date, subject to the limitation described below, or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree. In the event of a dispute regarding: (1) the amount of any payments to cure such a default; (2) the ability of the Debtors or any assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assumed or assumed and assigned; or (3) any other matter pertaining to assumption or assumption and assignment, the cure amount required by section 365(b)(1) of the Bankruptcy Code will be made following the entry of a Final Order or orders resolving the dispute and approving the assumption or assumption and assignment; provided that the Reorganized Debtors as to any assumed or assumed and assigned Executory Contract or Unexpired Lease (other than those assigned to the New Property Entities), and the relevant New Property Entity, as to any Executory Contract or Unexpired Lease assumed and assigned to the New Property Entities, may settle any dispute regarding the amount of any such cure amount without any further notice to any party or any action, order, or approval of the Bankruptcy Court; provided, further, that, notwithstanding anything to the contrary herein, prior to the entry of a Final Order resolving any dispute and approving the assumption or assumption and assignment of such Executory Contract or Unexpired Lease, the Reorganized Debtors reserve the right to reject any Executory Contract or Unexpired Lease that is subject to dispute, whether by amending the Rejected Executory Contract and Unexpired Lease Schedule in accordance with Article V.A of the Plan or otherwise.

On or around July 18, 2016, the Debtors will provide for notices of proposed assumption or assumption and assignment and proposed cure amounts to be sent to applicable third parties and for procedures for objecting thereto and resolution of disputes by the Bankruptcy Court; provided that the Debtors reserve all rights with respect to any such proposed assumption or assumption and assignment and proposed cure amount in the event of an objection or dispute. Any objection by a counterparty to an Executory Contract or Unexpired Lease to a proposed assumption, assumption and assignment, or related cure amount must be filed, served, and actually received by the Debtors no later than thirty days after service of the notice providing for such assumption or assumption and assignment and related cure amount. Any counterparty to an Executory Contract or Unexpired Lease that fails to timely object to the proposed assumption, assumption and assignment, or cure amount will be deemed to have assented to such assumption or cure amount.

Assumption or assumption and assignment of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise will constitute and be deemed to constitute the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time prior to the effective date of assumption or assumption and assignment. Any Proofs of Claim filed with respect to an Executory Contract or Unexpired Lease that has been assumed or assumed and assigned will be deemed disallowed and expunged, without further notice to, action, order, or approval of the Bankruptcy Court.

5.	Modifications, Amendments, Supplements, Restatements, or Other Agreements.

Unless otherwise provided in the Plan, each assumed or assumed and assigned Executory Contract or Unexpired Lease will include all modifications, amendments, supplements, restatements, or other agreements that in any manner affect such Executory Contract or Unexpired Lease, and all Executory Contracts and Unexpired Leases related thereto, if any, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests, unless any of the foregoing agreements has been previously rejected or is rejected under the Plan.

Modifications, amendments, supplements, and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases will not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease, or the validity, priority, or amount of any Claims that may arise in connection therewith.

6.	Indemnification Provisions.

On and as of the Effective Date, the Indemnification Provisions will be assumed and irrevocable and will survive the effectiveness of the Plan and the Reorganized Debtors’ governance documents will provide for the indemnification, defense, reimbursement, exculpation, and/or limitation of liability of, and advancement of fees and expenses to, the Debtors’ and the Reorganized Debtors’ current and former directors, officers, employees, or agents to the fullest extent permitted by law and at least to the same extent as the organizational documents of each of the respective Debtors on the Petition Date, against any claims or Causes of Action whether direct or derivative, liquidated or unliquidated, fixed or contingent, disputed or undisputed, matured or unmatured, known or unknown, foreseen or unforeseen, asserted or unasserted, and none of the Reorganized Debtors will amend and/or restate their respective governance documents before or after the Effective Date to terminate or materially adversely affect any of the Reorganized Debtors’ obligations to provide such indemnification rights or such directors’, officers’, employees’, or agents’ indemnification rights; provided that, for the avoidance of doubt, each of the Reorganized Debtors will be jointly and severally liable for the foregoing obligations to provide such indemnification rights or such directors’, officers’, employees’, or agents’ indemnification rights. Entry of the Confirmation Order will constitute the Bankruptcy Court’s approval of the Debtors’ foregoing assumption of each of the Indemnification Provisions. Notwithstanding anything to the contrary contained herein, (1) Confirmation will not discharge, impair, or otherwise modify any obligations assumed by the foregoing assumption of the Indemnification Provisions, (2) each such obligation will be deemed and treated as an Executory Contract that has been assumed by the Debtors under the Plan as to which no Proof of Claim need be Filed, and (3) as of the Effective Date, the Indemnification Provisions will be binding and enforceable against the Reorganized Debtors. While the Debtors will assume the Indemnification Provisions in accordance with the Plan, confirmation of the Plan is contingent upon, among other things, entry of the Confirmation Order approving the Plan’s Debtor Release and Third-Party Release. The Debtors believe these releases will substantially reduce, if not eliminate, any liabilities associated with the Indemnification Provisions.

The New Property Entities’ governance documents will provide for the indemnification, defense, reimbursement, exculpation, and/or limitation of liability of, and advancement of fees and expenses to, the New Property Entities’ directors, officers, employees, or agents to the fullest extent permitted by law and at least to the same extent as the organizational documents of each of the Debtors on the Petition Date, against any claims or Causes of Action whether direct or derivative, liquidated or unliquidated, fixed or contingent, disputed or undisputed, matured or unmatured, known or unknown, foreseen or unforeseen, asserted or unasserted, and none of the New Property Entities shall amend and/or restate their respective governance documents before the Effective Date to terminate or materially adversely affect any of the New Property Entities’ obligations to provide such indemnification rights or such directors’, officers’, employees’, or agents’ indemnification rights. Notwithstanding the foregoing, nothing shall impair the ability of the New Property Entities to modify the indemnification obligations (whether in the bylaws, certificates or incorporate or formation, limited liability company agreements, other organizational or formation documents, board resolutions, indemnification agreements, employment contracts, or otherwise) arising after the Effective Date.

7.	Treatment of D&O Liability Insurance Policies.

Notwithstanding anything in the Plan to the contrary, CEC will maintain all of its unexpired D&O Liability Insurance Policies for the benefit of the Debtors’ directors, members, trustees, officers, and managers, which coverage will be through the Effective Date of the Plan, and all directors, members, trustees, officers, and managers of the Debtors who served in such capacity at any time prior to the Effective Date will be entitled to the full benefits of any such policy for the full term of such policy regardless of whether such directors and officers remain in such positions after the Effective Date. Notwithstanding anything to the contrary contained in the Plan, confirmation of the Plan will not discharge, impair, or otherwise modify any indemnity obligations related to the foregoing D&O Liability Insurance Policies.

The Debtors and/or the Reorganized Debtors, as applicable, are authorized to purchase D&O Liability Insurance Policies for the benefit of the Debtors’ directors, members, trustees, officers, and managers, which D&O Liability Insurance Policies shall be effective as of the Effective Date. On and after the Effective Date, each of the Reorganized Debtors and the New Property Entities shall be authorized to purchase D&O Liability Insurance Policies for the benefit of their respective directors, members, trustees, officers, and managers in the ordinary course of business.

8.	Insurance Policies.

Each of the Debtors’ insurance policies (other than the D&O Liability Insurance Policies, which will receive the treatment set forth in Article V.G of the Plan) and any agreements, documents, or instruments relating thereto, are treated as Executory Contracts under the Plan. Unless otherwise provided in the Plan or the Plan Supplement, on the Effective Date, the Reorganized Debtors will be deemed to have assumed all insurance policies and any agreements, documents, and instruments relating to coverage of all insured Claims.

9.	Benefit Programs.

Except and to the extent previously assumed by an order of the Bankruptcy Court on or before the Confirmation Date, and except for (1) Executory Contracts or plans specifically rejected pursuant to the Plan (to the extent such rejection does not violate sections 1114 or 1129(a)(13) of the Bankruptcy Code) and (2) Executory Contracts or plans as have previously been rejected, are the subject of a motion to reject, or have been specifically waived by the beneficiaries of any plans or contracts: all employee compensation and benefit programs of the Debtors, including programs subject to sections 1114 and 1129(a)(13) of the Bankruptcy Code, if any, and all collective bargaining agreements requiring contributions to multiemployer employee benefit plans, if any, entered into before or after the Petition Date and not since terminated, will be deemed to be, and will be treated as though they are, Executory Contracts that are assumed under Article V of the Plan, but only to the extent that rights under such programs are held by the Debtors or Persons who are employees of the Debtors as of the Confirmation Date, and the Debtors’ obligations under such programs to Persons who are employees of the Debtors on the Confirmation Date will survive Confirmation of the Plan; provided, however, that the Debtors’ obligations, if any, to pay all “retiree benefits” as defined in section 1114(a) of the Bankruptcy Code will continue; provided, further, however, that nothing in the Plan will extend or otherwise modify the duration of such period or prohibit the Debtors or the Reorganized Debtors from modifying the terms and conditions of such employee benefits and retiree benefits as otherwise permitted by such plans and applicable nonbankruptcy law.

The Debtors have estimated that withdrawal liability claims would total approximately $446 million (including the NRF Claim discussed more fully in Article IV.S.3) based on the Debtors’ most recent actuarial estimates of withdrawal liabilities and a review of the Claims filed in the Chapter 11 Cases. The Debtors currently do not expect to move to terminate any of their collective bargaining agreements, and expect that they will continue to comply with the terms and conditions of their collective bargaining agreements absent termination. Other than the NRF Claim, the withdrawal liability Claims are contingent. Counsel for the International Painters and Allied Trades Industry Pension Fund (“IUPAT”) has asserted that IUPAT’s Claim was filed due to what the IUPAT has asserted is a split in the case law concerning the treatment of the withdrawal liability claims in a reorganization without an actual withdrawal. See e.g., CPT Holdings, Inc. v. Industrial & Allied Employees Union Pension Plan, Local 73, 162 F.3d 405 (6th Cir. 1998) (contingent withdrawal liability is not a claim that is affected by a bankruptcy); contra In re CD Realty Partners, 205 B.R. 651, 659 (Bankr. D. Mass. 1997) (employer’s bankruptcy that preceded the employer’s withdrawal from a pension plan discharged the employer’s pre-bankruptcy withdrawal liability). IUPAT has also asserted that such claims might also be entitled to priority status at least in part. See In re Marcal Paper Mills, Inc., 650 F.3d 311 (3d Cir. 2011). The Plan does not contemplate a liquidation. Instead, the Debtors expect to reorganize and anticipate no current payment on any contingent withdrawal liability. The Debtors expect to resolve the contingent withdrawal liability claims filed against the Estates as part of the claims process.

10.	Contracts and Leases Entered Into After the Petition Date.

Contracts and leases entered into after the Petition Date by any Debtor, including any Executory Contracts and Unexpired Leases assumed by such Debtor, will be performed by the applicable Debtor liable thereunder in the ordinary course of its business (and will be vested in the applicable Reorganized Debtor or New Property Entity). Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) will survive and remain unaffected by entry of the Confirmation Order.

ARTICLE VI.

SOLICITATION AND VOTING PROCEDURES

On June 28, 2016, the Bankruptcy Court entered the Solicitation Procedures Order [Docket No. [__]]. For purposes of this Article VI, capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Solicitation Procedures Order. The procedures and instructions for voting on the Plan are set forth in the exhibits annexed to the Solicitation Procedures Order. The Solicitation Procedures Order is incorporated herein by reference and should be read in conjunction with this Disclosure Statement and in formulating a decision to vote to accept or reject the Plan.

THIS DISCUSSION OF THE SOLICITATION AND VOTING PROCEDURES SET FORTH IN THIS

DISCLOSURE STATEMENT IS ONLY A SUMMARY.

PLEASE REFER TO THE SOLICITATION PROCEDURES ORDER

[DOCKET NO. [    ]] FOR A MORE COMPREHENSIVE

DESCRIPTION OF THE SOLICITATION AND VOTING PROCESS.

A.	Solicitation Packages

Pursuant to the Solicitation Procedures Order, Holders of Claims who are eligible to vote to accept or reject the Plan will receive appropriate solicitation materials (the “General Solicitation Package”), including:

•	a copy of the Solicitation Procedures;

•	the Confirmation Hearing Notice;

•	a cover letter, describing the contents of the General Solicitation Package and urging the Holders of Claims in each of the Voting Classes to vote to accept the Plan;

•	an appropriate form of Ballot for Holders of Claims; and

•	the approved Disclosure Statement (with all exhibits attached thereto, including the Plan and the exhibits attached thereto).

The Solicitation Packages will provide the Disclosure Statement and Plan in electronic format (i.e., CD-ROM or flash drive) and all other contents of the Solicitation Packages, including Ballots and Master Ballots, in paper format. Any Holder of a Claim or Interest may obtain, at no charge, a paper copy of the documents otherwise provided by (a) accessing Prime Clerk’s website at https://cases.primeclerk.com/CEOC/, (b) writing to Prime Clerk, via first-class or overnight mail, at CEOC Ballot Processing, c/o Prime Clerk LLC, 830 Third Avenue, 3rd Floor, New York, New York 10022, (c) calling Prime Clerk at (855) 842-4123 within the United States or Canada or, outside of the United States or Canada, by calling +1 (646) 795-6969, or (d) e-mailing ceocballots@primeclerk.com.

B.	Voting Rights

Classes Entitled to Vote. Under the provisions of the Bankruptcy Code, not all Holders of Claims against, or Interests in, a debtor are entitled to vote on a chapter 11 plan. The following Classes (the “Voting Classes”) for each Debtor, as applicable, are the only Classes entitled to vote to accept or reject the Plan. The Holders of Claims in the Voting Classes are Impaired under the Plan and may, in certain circumstances, receive a distribution under the Plan. Accordingly, Holders of Claims in the Voting Classes have the right to vote to accept or reject the Plan. If your Claim or Interest is not included in one of these Classes, you are not entitled to vote and you will not receive a Solicitation Package. Each of the Voting Classes will have accepted the Plan if: (1) the Holders of at least two thirds in dollar amount of the Allowed Claims actually voting in each Class for each Debtor, as applicable, have voted to accept the Plan; and (2) the Holders of more than one half in number of the Allowed Claims actually voting in each Class for each Debtor, as applicable, have voted to accept the Plan. Additionally, if Prime Clerk receives no votes to accept or reject the Plan with respect to any particular Class of Claims, the Debtors may seek to deem such class as having accepted the Plan.

CLASS	CLAIM / INTEREST	STATUS UNDER PLAN	VOTING RIGHTS
D	Prepetition Credit Agreement Claims	Impaired	Entitled to Vote
E	Secured First Lien Notes Claims	Impaired	Entitled to Vote
F	Second Lien Notes Claims	Impaired	Entitled to Vote
G	Subsidiary-Guaranteed Notes Claims	Impaired	Entitled to Vote
H	Senior Unsecured Notes Claims	Impaired	Entitled to Vote
I	Undisputed Unsecured Claims	Impaired	Entitled to Vote
J	Disputed Unsecured Claims	Impaired	Entitled to Vote
K	Convenience Unsecured Claims	Impaired	Entitled to Vote
L	Insurance Covered Unsecured Claims	Impaired	Entitled to Vote
M	Par Recovery Unsecured Claims	Impaired	Entitled to Vote
N	Winnick Unsecured Claims	Impaired	Entitled to Vote
O	Caesars Riverboat Casino Unsecured Claims	Impaired	Entitled to Vote
P	Chester Downs Management Unsecured Claims	Impaired	Entitled to Vote

Classes Not Entitled to Vote. Under the Bankruptcy Code, Holders of Claims or Interests are not entitled to vote if such Claims or Interests are Unimpaired under the Plan or if they will receive no distribution of property under the Plan. Based on this standard, the following Classes of Claims and Interest for each Debtor, as applicable, will not be entitled to vote on the Plan and the Holders of such Claims will not be solicited to vote on the Plan.

CLASS	CLAIM / INTEREST	STATUS UNDER PLAN	VOTING RIGHTS
A	Secured Tax Claims	Unimpaired	Deemed to Accept
B	Other Secured Claims	Unimpaired	Deemed to Accept
C	Other Priority Claims	Unimpaired	Deemed to Accept
Q	Non-Obligor Unsecured Claims	Unimpaired	Deemed to Accept
R	Section 510(b) Claims	Impaired	Deemed to Reject
S	Intercompany Claims	Impaired	Deemed to Reject
T	Intercompany Interests	Impaired	Deemed to Reject
U	CEOC Interests	Impaired	Deemed to Reject
V	Des Plaines Interests	Unimpaired	Deemed to Accept

Additionally, the Solicitation Procedures Order provides that certain Holders of Claims in the Voting Classes, such as those Holders whose Claims have been disallowed or are subject to a pending objection, are not entitled to vote to accept or reject the Plan.

C.	Voting Procedures

The Voting Record Date is June 22, 2016. The Solicitation Procedures Order established Voting Record Date for purposes of determining, among other things, which Holders of Claims are eligible to vote on the Plan and whether Claims have been properly assigned or transferred under Bankruptcy Rule 3001(e) such that an assignee can vote as the Holder of a Claim.

The Voting Deadline is October 31, 2016, at 4:00 p.m. (prevailing Central Time). The Solicitation Procedures Order also established the Voting Deadline as the deadline for submitting Ballots and Master Ballots, as applicable. To have votes to accept or reject the Plan counted, every registered Holder of a Claim, or such Holder’s Nominee, must properly execute, complete, and deliver the Ballot or Master Ballot (as applicable) sent to it by (i) first-class mail, (ii) overnight courier, or (iii) personal delivery, in each case so that Prime Clerk actually receives the Ballot or Master Ballot (as applicable) no later than the Voting Deadline. Holders of Claims, or their Nominees, should send their Ballots to Prime Clerk on or before the Voting Deadline, as indicated in the chart below. Delivery of a Ballot to Prime Clerk by facsimile, e-mail, or any other electronic means will render the corresponding vote invalid.87 If a Holder received a reply envelope addressed to its Nominee, such Holder should allow sufficient time for its Nominee to receive, process and submit its vote on a Master Ballot that must be actually received by Prime Clerk by the Voting Deadline. It is important to follow the specific instructions provided on each Ballot or Master Ballot. Ballots and Master Ballots should be sent to:

[87]	Notwithstanding the foregoing, Nominees (or their agents) may submit their Master Ballots via electronic mail to ceocballots@primeclerk.com.

DELIVERY OF BALLOTS AND MASTER BALLOTS

CEOC Ballot Processing c/o Prime Clerk LLC

830 3rd Avenue, 3rd Floor

New York, NY 10022

If you received an envelope addressed to your nominee, please allow enough time when you return your Ballot or Master Ballot, as applicable, for your nominee to cast your vote on a Ballot or Master Ballot before the Voting Deadline.

D.	Ballots and Master Ballots Not Counted

Except as otherwise provided by the Solicitation Procedures Order, no Ballot or Master Ballot will be counted toward Confirmation if, among other things: (i) it is illegible or contains insufficient information to permit the identification of the Holder of the Claim; (ii) it was transmitted by facsimile, email, or other electronic means; (iii) it was cast by an entity that is not entitled to vote on the Plan; (iv) it was cast for a Claim listed in the Schedules as contingent, unliquidated, or disputed for which the applicable bar date has passed and no proof of claim was timely filed; (v) it was cast for a Claim that is subject to an objection pending as of the Voting Record Date (unless temporarily allowed in accordance with the Solicitation Procedures Order); (vi) it was sent to the Debtors, the Debtors’ agents (other than Prime Clerk), the Debtors’ financial or legal advisors, the Official Committees, or the Official Committees’ advisors; (vii) it is unsigned; (viii) it is not clearly marked to either accept or reject the Plan or it is marked both to accept and reject the Plan; or (ix) it is not received by Prime Clerk before the Voting Deadline. Please refer to the Solicitation Procedures Order for additional requirements with respect to voting to accept or reject the Plan.

IF YOU HAVE ANY QUESTIONS ABOUT THE SOLICITATION OR VOTING PROCESS, PLEASE

CONTACT PRIME CLERK TOLL-FREE AT (855) 842-4123 WITHIN THE UNITED STATES OR

CANADA OR, OUTSIDE OF THE UNITED STATES OR CANADA, BY CALLING +1 (646) 795-6969 OR

E-MAIL CEOCBALLOTS@PRIMECLERK.COM. ANY BALLOT OR MASTER BALLOT RECEIVED

AFTER THE VOTING DEADLINE OR OTHERWISE NOT IN COMPLIANCE WITH THE

SOLICITATION PROCEDURES ORDER WILL NOT BE COUNTED.

ARTICLE VII.

FIRST LIEN CREDITOR ELECTIONS

Pursuant to the Plan, Holders of Prepetition Credit Agreement Claims and Secured First Lien Notes Claims have the right to make certain elections (the “First Lien Creditor Elections”) with respect to the consideration they are to receive under the Plan. The First Lien Creditor Elections include: (a) the PropCo Preferred Equity Call and Put Rights and (b) the PropCo Equity Election. The procedures and instructions for the First Lien Creditor Elections will be set forth in the Plan Supplement and are summarized below.

A.	PropCo Preferred Equity Put Election.

Under Article III.B.5 of the Plan, all Holders of Secured First Lien Notes Claims will receive, among other things, their pro rata share of the PropCo Preferred Equity Distribution. Pursuant to the PropCo Preferred Subscription Procedures, however, each Holder of an Allowed Secured First Lien Notes Claim will be able to elect (each, a “PropCo Preferred Equity Put Right”) to put all, but not less than all, of such Holder’s Pro Rata share of the PropCo Preferred Equity Distribution to the PropCo Preferred Backstop Investors, who will, subject to the terms and conditions of the Backstop Commitment Agreement, purchase such PropCo Preferred Equity on the Effective Date of the Plan for Cash at a price per share equal to 83.3% of the liquidation value thereof. In addition, pursuant to the PropCo Preferred Subscription Procedures, the PropCo Preferred Backstop Investors will be able to elect (each, a “PropCo Preferred Equity Call Right”) to purchase, subject to the terms and conditions of the Backstop Commitment Agreement, up to 50% of the PropCo Preferred Equity Distribution distributed to each Holder of Allowed Secured First Lien Notes Claims for cash at a price per share equal to 83.3% of the liquidation value thereof.

B.	PropCo Equity Election.

Under Articles III.B.5 and IV.A.2 of the Plan, each Holder of an Allowed Prepetition Credit Agreement Claim and Secured First Lien Notes Claim will receive part of its consideration in the form of, as applicable, PropCo First Lien Term Loan, PropCo First Lien Notes, PropCo Second Lien Notes, and CPLV Mezzanine Debt. Pursuant to the First Lien Creditor Elections, however, each Holder of an Allowed Prepetition Credit Agreement Claims and Secured First Lien Notes Claim may elect (each, a “PropCo Equity Election”) to receive PropCo Common Equity in lieu of all or a portion of such Holder’s pro rata share of, as applicable, the PropCo First Lien Term Loan, the PropCo First Lien Notes, PropCo Second Lien Notes, and CPLV Mezzanine Debt. The PropCo Equity Election shall reduce the aggregate amount of CPLV Mezzanine Debt (if any), PropCo First Lien Notes, PropCo First Lien Term Loan, and PropCo Second Lien Notes by no more than $1.25 billion. To the extent that Holders of Allowed Prepetition Credit Agreement Claims and/or Secured First Lien Notes Claims exercise the PropCo Equity Election such that the aggregate amount of the CPLV Mezzanine Debt (if any), PropCo First Lien Notes, PropCo First Lien Term Loan, and PropCo Second Lien Notes issued pursuant to the Plan would be reduced by more than $1,250 million, the PropCo Equity Election shall reduce first the CPLV Mezzanine Debt (if any), second the PropCo Second Lien Notes, and third, on a Pro Rata basis, the PropCo First Lien Notes and the PropCo First Lien Term Loan, until the aggregate amount of such debt shall only be reduced by $1,250 million. A Holder making a PropCo Equity Election will receive $1 face amount of PropCo Common Equity (at a valuation of $1,620 million for 100 percent of PropCo Common Equity on a fully diluted basis) for every $1 of PropCo First Lien Notes, PropCo First Lien Term Loan, PropCo Second Lien Notes, and CPLV Mezzanine Debt (if any) that such Holder would otherwise receive under the Plan. To the extent the PropCo Equity Election is exercised by such Holders and in such amounts that the Debtors determine, in their sole discretion but in consultation with the Consenting First Lien Noteholders and Consenting First Lien Bank Lenders (in accordance with any applicable restructuring support agreements), that the results of the PropCo Equity Election would have negative consequences with respect to the tax treatment of the Spin Structure, the elections with respect to the PropCo Equity Election shall be modified or eliminated to the extent necessary to avoid such negative consequences.

C.	Plan Supplement.

The Debtors will document the PropCo Equity Put Right and PropCo Equity Election in consultation with the Consenting First Lien Noteholders and Consenting First Lien Bank Lenders (in accordance with any applicable restructuring support agreements) and include the First Lien Creditor Elections in the Plan Supplement. The Debtors reserve the right to adopt additional detailed procedures if necessary, in the Debtors’ business judgment, to more efficiently administer the distribution and exercise of the First Lien Creditor Elections or comply with applicable law.

ARTICLE VIII.

CONFIRMATION OF THE PLAN

The following is a brief summary of the confirmation process. Holders of Claims and Interests are encouraged to review the relevant provisions of the Bankruptcy Code and to consult their own advisors with respect to the summary provided in the Disclosure Statement.

A.	Confirmation Hearing

Section 1128(a) of the Bankruptcy Code requires a bankruptcy court, after notice, to conduct a hearing to consider confirmation of a chapter 11 plan. Section 1128(b) provides that any party in interest may object to confirmation of the Plan. The Bankruptcy Court has scheduled the Confirmation Hearing for January 17, 2017, at [10:30] a.m. (prevailing Central Time). The Bankruptcy Court may adjourn the Confirmation Hearing from time to time without further notice. Objections to Confirmation of the Plan must be filed and served on the Debtors, and certain other parties, by no later than October 31, 2016, at 4:00 p.m. (prevailing Central Time) in accordance with the notice of the Confirmation Hearing, attached to the Solicitation Procedures Order as Exhibit 2 and incorporated herein by reference. Unless an objection to the Plan is timely served and filed, it may not be considered by the Bankruptcy Court. Further, Article V.E of the Plan provides: “Acceptance of the Plan by any entity or a Class does not preclude such entity or member of such Class from objecting to Confirmation on any ground.” If Class I votes to reject the Plan, the Unsecured Creditors Committee may raise an objection to Confirmation based upon the treatment of Class I in the event of such rejection.

B.	Requirements for Confirmation of the Plan

At the Confirmation Hearing, the Bankruptcy Court will determine whether the Plan satisfies the requirements of section 1129 of the Bankruptcy Code. The Debtors believe that the Plan will satisfy all of the statutory requirements of chapter 11 of the Bankruptcy Code and that they have complied or will have complied with all of the requirements of chapter 11 of the Bankruptcy Code. Specifically, the Debtors believe that the Plan will satisfy the applicable confirmation requirements of section 1129 of the Bankruptcy Code, including those set forth below.

•	The Plan complies with the applicable provisions of the Bankruptcy Code.

•	The Debtors, as the Plan proponents, have complied with the applicable provisions of the Bankruptcy Code.

•	The Plan has been proposed in good faith and not by any means forbidden by law.

•	Any payment made or to be made under the Plan for services or for costs and expenses in, or in connection with, the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases, has been or will be disclosed to the Bankruptcy Court, and any such payment: (1) made before the confirmation of the Plan is reasonable; or (2) is subject to the approval of the Bankruptcy Court as reasonable, if it is to be fixed after confirmation of the Plan.

•	With respect to each Class of Claims, each Holder of an Impaired Claim has accepted the Plan or will receive or retain under the Plan on account of such Claim property of a value as of the Effective Date of the Plan that is not less than the amount that such Holder would receive or retain if the Debtors were liquidated on that date under chapter 7 of the Bankruptcy Code. With respect to each Class of Interests, each Holder of an Impaired Interest has accepted the Plan or will receive or retain under the Plan on account of such Interest property of a value as of the Effective Date of the Plan that is not less than the amount that such Holder would receive or retain if the Debtors were liquidated on that date under chapter 7 of the Bankruptcy Code.

•	Each Class of Claims or Interests that is entitled to vote on the Plan has either accepted the Plan or is not Impaired under the Plan, or the Plan can be confirmed without the approval of such voting Class of Claims or Interests pursuant to section 1129(b) of the Bankruptcy Code.

•	Except to the extent that the Holder of a particular Claim will agree to a different treatment of its Claim, the Plan provides that: (1) Holders of Claims specified in sections 507(a)(2) and 507(a)(3) will receive, under different circumstances, Cash equal to the amount of such Claim either on the Effective Date (or as soon as practicable thereafter), no later than 30 days after the Claim becomes Allowed, or pursuant to the terms and conditions of the transaction giving rise to the Claim; (2) Holders of Claims specified in sections 507(a)(1), 507(a)(4), 507(a)(5), 507(a)(6), or 507(a)(7) of the Bankruptcy Code will receive on account of such Claims Cash equal to the Allowed amount of such Claim on the Effective Date of the Plan (or as soon thereafter as is reasonably practicable) or Cash payable over no more than six months after the Petition Date; and (3) Holders of Claims specified in section 507(a)(8) of the Bankruptcy Code will receive on account of such Claim regular installment payments of Cash of a total value, as of the Effective Date of the Plan, equal to the Allowed amount of such Claim over a period ending not later than five years after the Petition Date.

•	At least one Class of Impaired Claims has accepted the Plan, determined without including any acceptance of the Plan by any “insider,” as that term is defined by section 101(31) of the Bankruptcy Code, holding a Claim in that Class.

•	Confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtors or any successors thereto under the Plan, unless the Plan contemplates such liquidation or reorganization.

•	The Debtors have paid or the Plan provides for the payment of the required filing fees pursuant to 28 U.S.C. § 1930 to the clerk of the Bankruptcy Court.

1.	The Debtor Release, Third-Party Release, Exculpation, and Injunction Provisions

Article VIII.B of the Plan provides for releases of certain claims and Causes of Action the Debtors may hold against the Released Parties. The Released Parties are: (a) each Debtor; (b) each non-Debtor direct and indirect subsidiary of the Debtors; (c) the Consenting First Lien Noteholders; (d) the Consenting First Lien Bank Lenders; (e) the Consenting SGN Creditors; (f) the Prepetition Credit Agreement Agent; (g) the First Lien Notes Indenture Trustee; (h) the Collateral Agent (as defined in the Second Lien Intercreditor Agreement); (i) the Subsidiary-Guaranteed Notes Indenture Trustee; (j) the Unsecured Creditors Committee; (k) the Unsecured Creditors Committee Members; (l) the DTC; (m) with respect to each of the foregoing identified in subsections (a) through (l) herein, each and all of their respective direct and indirect current and former shareholders, affiliates, subsidiaries, partners (including general partners and limited partners), investors, managing members, members, officers, directors, principals, employees, managers, controlling persons, agents, attorneys, investment bankers, other professionals, advisors, and representatives, each in their capacities as such; and (n) the CEC Released Parties; provided, that, in no event shall a Non-Released Party be a Released Party. The Non-Released Parties (if any) will be identified on the Non-Released Parties Schedule from time to time to be filed as part of the Plan Supplement.

Article VIII.C of the Plan provides for releases of certain claims and Causes of Action against the Released Parties in exchange for the good and valuable consideration and the valuable compromises made by the Released Parties (the “Third-Party Release”). The Holders of Claims and Interests who are releasing certain claims and Causes of Action against non-Debtors under the Third-Party Release include: (a) the Debtors; (b) CEC; (c) CAC; (d) the Sponsors; (e) the Consenting First Lien Bank Lenders; (f) the Consenting First Lien Noteholders; (g) the Consenting SGN Creditors; (h) the Prepetition Credit Agreement Agent; (i) the First Lien Notes Indenture Trustee; (j) the Collateral Agent (as defined in the Second Lien Intercreditor Agreement); (k) the Second Lien Notes Indenture Trustee; (l) the Subsidiary-Guaranteed Notes Indenture Trustee; (m) the Senior Unsecured Notes Indenture Trustee; (n) all other Persons or Entities holding Claims against, or Interests in, the Debtors; and (o) any Entity asserting a claim or cause of action on behalf of or through the Debtors or the Estates. Various third parties, including certain of the parties to the Parent Guarantee Litigation, have informed the Debtors that they object to the release of their third-party direct claims against CEC.

Article VIII.D of the Plan provides for the exculpation of each Exculpated Party for certain acts or omissions taken in connection with the Chapter 11 Cases. Each of the Released Parties is an Exculpated Party. The released and exculpated claims under the exculpation provision of the Plan are limited to those claims, obligations, Causes of Action, and liabilities that may have arisen in connection with, related to, or arising out of, among other things, the Plan, consummating the Plan, this Disclosure Statement, the New Governance Documents, the Restructuring Transactions, the Separation Structure, the selling or issuing of the New Debt, the New Interests, the New CEC Convertible Notes, the New CEC Common Equity, any New CEC Capital Raise, and/or any other Security to be offered, issued, or distributed in connection with the Plan, or the Chapter 11 Cases.

Article VIII.E of the Plan permanently enjoins Entities who have held, hold, or may hold claims, interests, or Liens that have been discharged or released pursuant to the Plan or are subject to exculpation pursuant to the Plan from asserting such claims, interests, or Liens against any or all of the Debtors, the Reorganized Debtors, the New Property Entities, or the Released Parties.

Under applicable law, a debtor release of the Released Parties will be analyzed under the rules governing a settlement made pursuant to Bankruptcy Rule 9019(a). See In re Envirodyne Indus., Inc., No. 93 B 310, 1993 WL 566565, at *31 (Bankr. N.D. Ill. Dec. 20, 1993) (“Though the Intended Release is not a settlement under Rule 9019(a) of the Fed.R.Bankr.P., the rules governing the approval of a settlement are instructive and helpful to the court in determining whether the Intended Release should be approved as part of the Plan.”). Courts reviewing such settlements must determine whether the settlement in question is in the best interests of the estate after comparing, among other things, the terms of the settlement with the probable costs, benefits, degree of success, complexity, and inconvenience of a litigious alternative. Id.

Further, a chapter 11 plan may provide for a release of third party claims against non-debtors, such as the Third-Party Release. This includes where such third-party releases are consensual. See In re Specialty Equip. Cos., 3 F.3d 1043, 1046 (7th Cir. 1993) (approving third-party release where “each creditor could choose to grant, or not to grant, the release irrespective of the vote of the class of creditors or interest holders of which he or she is a member”); In re Conseco, Inc., 301 B.R. 525, 528 (Bankr. N.D. Ill. 2003) (approving release by “those creditors who agreed to be bound, either by voting for the Plan or by choosing not to opt out of the release”). In addition, nonconsensual releases of third party claims against non-debtors are also permissible under certain circumstances. See In re Airadigm Commc’ns, Inc., 519 F.3d 640, 657 (7th Cir. 2008) (approving nonconsensual release required by financing source where financing “was itself essential to the reorganization,” release was of claims in connection with restructuring, release had willful misconduct carveout, and the release is “appropriate and not inconsistent with any provision of the bankruptcy code.”); In re Ingersoll, Inc., 562 F.3d 856, 863–65 (7th Cir. 2009) (affirming nonconsensual release of third party litigation by non-creditor against non-debtor where “it was central to the negotiation and ultimate success of the plan,” narrowly-tailored, and supported by “good and valuable consideration [that] will enable unsecured creditors to realize distribution in this case”); Hotel 71 Mezz Lender LLC v. Nat’l Ret. Fund, No. 13 C 03306, at *25–29 (N.D. Ill. Aug. 21, 2015) (finding that the nonconsensual third-party release of withdrawal liability under ERISA was “narrowly tailored” because it was limited to claims arising in connection with the restructuring, was not a blanket immunity, and was “essential” to providing any meaningful recovery for general creditors). The Court of Appeals for the Seventh Circuit in Ingersoll echoed the sentiments in In re Metromedia Fiber Network, Inc., 416 F.3d 136 (2d Cir. 2005), that although courts have the authority in limited cases to approve third party nonconsensual releases, courts should exercise caution. The Court warned that “[A] nondebtor release should only be approved in rare cases . . . because it is a device that lends itself to abuse. This is especially true when the release provides blanket immunity: ‘in form, it is a release; in effect, it may operate as a bankruptcy discharge arranged without a filing and without the safeguards of the Code’” Ingersoll, 562 F.3d at 864 (citing Metromedia, 416 F.3d at 141). The Debtors expect to meet their burden on approval of the Third-Party Release under the standard set forth in Airadigm, Ingersoll, and their progeny, and will address this issue further in their briefing in support of, and at the hearing(s) on, confirmation of the Plan.

Frederick Barton Danner, the plaintiff in the Danner SDNY Action, has informed the Debtors that, as of the date of this Disclosure Statement, he objects to the nonconsensual release of his claims against CEC, including the claims asserted against CEC in the Danner SDNY Action. Mr. Danner asserts that the Third-Party Releases provided in the Plan are not permitted under applicable law. Mr. Danner believes that the Holders of 6.50% Senior Unsecured Notes are not being compensated in any way for the release of their individual rights and claims against CEC. Furthermore, Mr. Danner believes that the Plan provides nothing to Holders of 6.50% Senior Unsecured Notes on account of their guarantee claims against CEC. The Debtors expect that certain other creditors, including certain other plaintiffs in the Parent Guarantee Litigation, will take similar positions.

Courts evaluate the appropriateness of exculpation provisions based upon a number of factors, including whether the plan was proposed in good faith, whether liability is limited, and whether the exculpation provision was necessary for plan negotiations. See Captran Creditors’ Trust v. McConnell (In re Captran Creditors’ Trust), 128 B.R. 469, 476 (M.D. Fla. 1991) (noting that the factors used to evaluate the language of an exculpation provision “include, but are not limited to: how the exculpatory clause limits liability, intent of the parties, and the manner in which the exculpatory clause was made a part of the agreement”); In re Berwick Black Cattle Co., 394 B.R. 448, 459 (Bankr. C.D. Ill. 2008) (“As one court has explained, the now customary exculpation for acts and omissions in connection with the plan and the bankruptcy case requires, in effect, that any claims in connection with the case be raised in the case and not saved for future litigation.”).

Finally, an injunction is appropriate where it is necessary to the reorganization and fair pursuant to section 105(a) of the Bankruptcy Code. See, e.g., In re Oaks, 2012 WL 5717940, at *9 (Bankr. N.D. Ill. Nov. 15, 2012) (approving injunction provision that was essential to the plan of reorganization).

The staff of the Securities & Exchange Commission questions the applicability and enforceability of Plan provisions which purport to provide, among other things, broad, general, non-consensual releases of non-debtor third-parties and the staff may recommend that the Commission object to the confirmation of the debtors’ plan of reorganization.

The Second Priority Noteholders Committee has asked the Debtors to include the following statement and chart regarding their views of the Plan’s release provisions (the Ad Hoc Committee of holders of 12.75% Second Lien Notes agrees with these views of the Second Priority Noteholders Committee):

The Second Priority Noteholders Committee believes that the Plan’s releases are illegal and contrary to established law in two fundamental ways.

First, the forced, involuntary Third-Party Release of CEC’s independent contractual guarantees is invalid under governing Seventh Circuit law because, among other things, Second Priority Noteholders are not being compensated in any way for the release of their individual rights and claims against CEC. The Debtors have asserted that they believe that CEC’s settlement “contribution” supports both the release of Estate Claims against CEC and the release of individual third-party guarantee claims against CEC (including the guarantee claims of Second Priority Noteholders).

But the Plan provides nothing to Second Priority Noteholders on account of their guarantee claims against CEC. This can be seen by comparing the Debtors’ estimation of recoveries of Second Priority Noteholders under the Plan (which the Second Priority Noteholders Committee believes to be inflated) to the estimation of recoveries of holders of General Unsecured Claims classified into Classes I and J under the Plan, who do not have any guarantee or other claims against CEC. The Debtors estimate that Second Priority Noteholders will receive between 22% and 34% of their claims if the Class of Second Priority Notes (Class F) rejects the Plan (as recommended by the Second Priority Noteholders Committee) and between 29% and 48% if Class F accepts the Plan. See Article I.D and Article V.A.2, above. In contrast, the Debtors estimate that holders of General Unsecured Claims in Class I will receive between 22% and 33% if that Class rejects the Plan and between 34% and 54% if that Class accepts the Plan, and holders of General Unsecured Claims in Class J will receive between 34% and 54% regardless of acceptance or rejection. See Article I.D and Article V.A.2, above. Moreover, the Plan provides for those classes of General Unsecured Claims to receive substantially greater distributions – up to 69% – in certain situations. See Article IV.P.2. In other words, Second Priority Noteholders will receive the same or much lower distributions than unsecured creditors who have no guarantees from or any claims whatsoever against CEC.

Second, in addition to CEC itself, the parties to be released under the plan include CEC affiliate Caesars Acquisition Company (“CAC”), each of the “Sponsors” (defined as Apollo Global Management, LLC; Apollo Management VI, L.P.; Apollo Alternative Assets, L.P.; Apollo Hamlet Holdings, LLC; Apollo Hamlet Holdings B, LLC; and Apollo Investment Fund VI, L.P.; TPG Capital, L.P.; TPG Global, LLC; TPG Capital Management, L.P.; TPG Hamlet Holdings, LLC; TPG Hamlet Holdings B, LLC; (c) Hamlet Holdings LLC; Con-Invest Hamlet Holdings, Series LLC; and Co-Invest Hamlet Holdings B, LLC), and all of their “respective direct and indirect current and former shareholders, affiliates (other than the Debtors), subsidiaries (other than the Debtors and their direct and indirect subsidiaries), partners (including general partners and limited partners), investors, managing members, officers, directors, principals, employees, managers, controlling persons, agents, attorneys, other professionals, advisors, and representatives, and each and all of their respective heirs, successors, and legal representatives, each in their capacities as such.”

None of these entities and individuals is contributing anything to the bankruptcy estate in exchange for their release. The Examiner, however, concluded that many of the entities and individuals who would be immunized under the Plan potentially are liable to the estate in respect of billions of dollars of claims and causes of action. This table summarizes the Examiner’s conclusions in this regard:

Released Entity	Nature of Claims	Examiner Range of Claim Values	Examiner Range of Claim Merits	Contribution for Release
Apollo entities	Aiding and abetting breach of fiduciary duty	$3.210 billion to $4.742 billion[88]	Strong to reasonable (except claim regarding 2009 WSOP determined to be reasonable but for statute of limitations, claim for multiple degradation determined to be weak, and claim for intercompany transfers determined to be reasonable/plausible)	$0

TPG entities	Aiding and abetting breach of fiduciary duty	$2.443 billion to $3.975 billion	Reasonable (except claim regarding 2009 WSOP determined to be reasonable but for statute of limitations, claim for multiple degradation determined to be weak, claim for intercompany transfers determined to be reasonable/plausible, and claim for CERP transaction determined to be weak as against TPG)	$0

David Sambur	Aiding and abetting breach of fiduciary duty	$2.882 billion to $4.003 billion	Strong to reasonable (except aiding and abetting claim for multiple degradation determined to be weak)	$0

Marc Rowan	Aiding and abetting breach of fiduciary duty	$1.787 billion to $2.809 billion	Reasonable (except aiding and abetting claim for multiple degradation determined to be weak)	$0

CEOC Directors	Breach of fiduciary duty	$3.489 billion to $4.993 billion[89]	Strong to reasonable (except 2009 WSOP claim determined to be reasonable but for statute of limitations)	$0

[88]	This excludes a claim for the value of CIE which the Examiner found to be weak/plausible; the Noteholder Committee estimates that potential claim to equal about $2.3 billion
[89]	This excludes a claim for the value of CIE which the Examiner found to be weak/plausible; the Noteholder Committee estimates that potential claim to equal about $2.3 billion

Released Entity	Nature of Claims	Examiner Range of Claim Values	Examiner Range of Claim Merits	Contribution for Release
Caesars Entertainment Resort Properties, LLC	Actual and constructive fraudulent transfer	$735 million to $1.337 billion	Strong (except easement claim determined to be plausible)	$0

Caesars Growth Partners LLC	Actual and constructive fraudulent transfer	$1.590 billion to $2.153 billion	Strong (except B-7 claim determined to be reasonable)	$0

Caesars Interactive Entertainment	Actual and constructive fraudulent transfer	$117 million to $132 million[90]	Strong (except actual fraudulent transfer claims found to be weak)	$0

Other Defendants On Claims Not Valued By The Examiner (e.g., Chatham Asset Mgt., Paul Weiss, Friedman Kaplan)	Actual fraudulent transfer; Disgorgement	Not quantified	Plausible (as to B-7 claim against Chatham); Claims for disgorgement not considered	$0

2.	Best Interests of Creditors/Liquidation Analysis

Often called the “best interests” test, section 1129(a)(7) of the Bankruptcy Code requires that a bankruptcy court find as a condition to confirmation, that a chapter 11 plan provides, with respect to each class, that each holder of a claim or an equity interest in the class either (i) has accepted the plan or (ii) will receive or retain under the plan property of a value that is not less than the amount that the holder would receive or retain if the debtors liquidated under chapter 7.

If no plan can be Confirmed, the Debtors’ Chapter 11 Cases may be converted to cases under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be elected or appointed to liquidate the assets of the Debtors for distribution in accordance with the priorities established by the Bankruptcy Code. A discussion of the effects that a chapter 7 liquidation would have on the recoveries of Holders of Claims and the Debtors’ Liquidation Analysis is described herein and attached hereto as Exhibit D. The Debtors prepared the Liquidation Analysis on a non-consolidated basis for each of the 173 Debtor entities, and it presents a reasonable good-faith estimate of the proceeds that would be available for distribution at each Debtor entity if the Debtors were liquidated in accordance with chapter 7 of the Bankruptcy Code. Based on this analysis, the Debtors have developed the Plan to ensure that Holders of Claims and Interests receive value under the Plan that is not less than the amount such Holders would receive in a chapter 7 liquidation.

[90]	This excludes a claim for the value of CIE which the Examiner found to be weak/plausible; the Noteholder Committee estimates that potential claim to equal about $2.3 billion

In particular, the Debtors separately classified unsecured claims at certain of the Debtor entities, including the Non-Obligor Debtors, the Par Recovery Debtors, Winnick Holdings, LLC, Caesars Riverboat Casino, LLC, and Chester Downs Management Company, LLC, because based upon the Liquidation Analysis, Holders of unsecured claims at such Debtors are entitled to greater recoveries than Holders of Non-First Lien Claims to satisfy the “best interests” test. With respect to Holders of unsecured claims at the Non-Obligor Debtors, because the Non-Obligor Debtors did not pledge their assets in support of the Debtors’ funded debt obligations and have no funded debt obligations of their own, such Holders are expected to improved recoveries as opposed to creditors at other Debtors in a hypothetical liquidation and, therefore, are entitled to enhanced recoveries. Similarly, Holders of unsecured claims at the Par Recovery Debtors, Winnick Holdings, LLC, Caesars Riverboat Casino, LLC, and Chester Downs Management Company, LLC are generally entitled to enhanced recoveries because such Debtor entities could potentially hold significant unencumbered assets (such as avoidance action claims on account of the Challenged Transactions).

3.	Impairment

The Debtors believe that Classes D, E, F, G, H, I, J, K, L, M, N, O, P, R, S, T, and U are Impaired under applicable law because the Plan proposes to alter the asserted legal, equitable, and contractual rights that Holders of the Claims and Interests in such Classes assert against the Debtors.91 See In re Woodbrook Associates, 19 F.3d 312, 321 n.10 (7th Cir. 1994) (A class is impaired if there is ‘any alteration of a creditor’s rights, no matter how minor.’”) (quoting In re Windsor on the River Assocs., Ltd., 7 F.3d 127, 130 (8th Cir. 1993)). The Debtors will be prepared to meet their burden to establish the basis for the Impaired treatment of the Holders of such Claims as part of Confirmation of the Plan.

4.	Valuation

The Debtors’ investment banker, Millstein & Co., L.P., has prepared an independent valuation analysis, which is attached to this Disclosure Statement as Exhibit F and incorporated into this Disclosure Statement by reference (the “Valuation Analysis”). The Valuation Analysis should be considered in conjunction with the Risk Factors discussed in Article IX of this Disclosure Statement. The Valuation Analysis is based on data and information as of June 6, 2016. The Holders of Claims and Interests should carefully review the information in Exhibit F in its entirety.

5.	Feasibility

Section 1129(a)(11) of the Bankruptcy Code requires that confirmation of a plan of reorganization is not likely to be followed by the liquidation, or the need for further financial reorganization of the debtor, or any successor to the debtor (unless such liquidation or reorganization is proposed in the plan of reorganization).To determine whether the Plan meets this feasibility requirement, the Debtors have analyzed their ability to meet their respective obligations under the Plan. As part of this analysis, the Debtors have prepared certain Financial Projections, which projections and the assumptions upon which they are based are attached hereto as Exhibit E. These Financial Projections relate to the expected performance of OpCo, PropCo, and CPLV under the Plan. Based on these Financial Projections and the fact that the Debtors will have sufficient funds upon Confirmation to make all payments required under the Plan, the Debtors believe that the deleveraging contemplated by the Plan meets the feasibility requirement of section 1129(a)(11) of the Bankruptcy Code.

[91]

A class of claims is “impaired” within the meaning of section 1124 of the Bankruptcy Code unless the plan (a) leaves unaltered the legal, equitable and contractual rights to which the claim or equity interest entitles the holder of such claim or equity interest or (b) cures any default, reinstates the original terms of such obligation, compensates the holder for certain damages or losses, as applicable, and does not otherwise alter the legal, equitable or contractual rights to which such claim or equity interest entitles the holder of such claim or equity interest.

C.	Acceptance by Impaired Classes

The Bankruptcy Code requires, as a condition to confirmation, that, except as described in the following section, each class of claims or interests that is impaired under a plan, accept the plan. A class that is not impaired under a plan is presumed to have accepted the plan and, therefore, solicitation of acceptances with respect to such class is not required. Pursuant to section 1124 of the Bankruptcy Code, a class is impaired unless the plan: (1) leaves unaltered the legal, equitable, and contractual rights to which the claim or the equity interest entitles the holder of such claim or equity interest; (2) cures any default, reinstates the original terms of such obligation, and compensates the applicable party in question; or (3) provides that, on the consummation date, the holder of such claim or equity interest receives cash equal to the allowed amount of that claim or, with respect to any equity interest, any fixed liquidation preference to which the holder of such equity interest is entitled to any fixed price at which the debtor may redeem the security.

Section 1126(c) of the Bankruptcy Code defines acceptance of a plan by a class of impaired creditors as acceptance by holders of at least two-thirds in dollar amount and more than one-half in number of claims in that class, but for that purpose counts only those who actually vote to accept or to reject a plan. Thus, a Class of creditor Claims will have voted to accept the Plan only if two-thirds in amount and more than one-half in number actually voting cast their ballots in favor of acceptance, subject to Article III of the Plan.

Section 1126(d) of the Bankruptcy Code defines acceptance of a plan by a class of impaired interests as acceptance by holders of at least two-thirds in dollar amount of those interests who actually vote to accept or to reject a plan. Votes that have been “designated” under section 1126(e) of the Bankruptcy Code are not included in the calculation of acceptance by a class of interests. Thus, a Class of Interests will have voted to accept the Plan only if two-thirds in amount actually voting cast their ballots in favor of acceptance, not counting designated votes, subject to Article III of the Plan.

If no class members of an impaired class submit ballots, the Debtors may seek to deem such class as having accepted and as having satisfied section 1129(a)(1) of the Bankruptcy Code. In re Tribune Co., 464 B.R. 126, 183 (Bankr. D. Del. 2011) (“Would ‘deemed acceptance’ by a non-voting impaired class, in the absence of objection, constitute the necessary ‘consent’ to a proposed ‘per plan’ scheme? I conclude that it may.” (footnote omitted)); see also In re Ruti-Sweetwater, Inc., 836 F.2d 1263 (10th Cir. 1988); In re Adelphia Commc’ns Corp., 368 B.R. 140, 259–63 (Bankr. S.D.N.Y. 2007); In re Campbell, 89 B.R. 187 (Bankr. N.D. Fla. 1988). The Seventh Circuit has not addressed the issue. As the United States Bankruptcy Court for the Central District of Illinois has found, the “plain meaning” of section 1126(c) of the Bankruptcy Code “requires each creditor to affirmatively accept the plan in order to be counted towards acceptance.” In re Vita Corp., 358 B.R. 749 (Bankr. C.D. Ill. 2007); see also In re Eagle–Picher Industries, Inc., 203 B.R. 256 (S.D.Ohio 1996); In re Westwood Plaza Apartments, Ltd., 192 B.R. 693 (E.D.Tex.1996); In re M. Long Arabians, 103 B.R. 211 (9th Cir. BAP 1989); In re Smith, 357 B.R. 60 (Bankr.M.D.N.C.2006); In re Jim Beck, Inc., 207 B.R. 1010 (Bankr.W.D.Va.1997); In re Higgins Slacks Company, 178 B.R. 853 (Bankr.N.D.Ala.1995); In re 7th Street and Beardsley Partnership, 181 B.R. 426 (Bankr.D.Ariz.1994); In re Adkisson Village Apartments of Bradley County, Ltd., 133 B.R. 923 (Bankr.S.D.Ohio 1991); In re Friese, 103 B.R. 90 (Bankr.S.D.N.Y.1989); In re Townco Realty, Inc., 81 B.R. 707 (Bankr.S.D.Fla.1987).

D.	Confirmation without Acceptance by All Impaired Classes

Section 1129(b) of the Bankruptcy Code allows a bankruptcy court to confirm a plan even if all impaired classes have not accepted it; provided, however, that the plan has been accepted by at least one impaired class. Pursuant to section 1129(b) of the Bankruptcy Code, notwithstanding an impaired class’s rejection or deemed rejection of the plan, the plan will be confirmed, at the plan proponent’s request, in a procedure commonly known as a “cramdown” so long as the plan does not “discriminate unfairly” and is “fair and equitable” with respect to each class of claims or equity interests that is impaired under, and has not accepted, the plan.

If any Impaired Class rejects the Plan, the Debtors reserve the right to seek to confirm the Plan utilizing the “cramdown” provision of section 1129(b) of the Bankruptcy Code. To the extent that any Impaired Class rejects the Plan or is deemed to have rejected the Plan, the Debtors will request Confirmation of the Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code.

1.	No Unfair Discrimination

The “unfair discrimination” test applies to classes of claims or interests that are of equal priority and are receiving different treatment under a plan. The test does not require that the treatment be the same or equivalent, but that treatment be “fair.” In general, bankruptcy courts consider whether a plan discriminates unfairly in its treatment of classes of claims of equal rank (e.g., classes of the same legal character). Bankruptcy courts will take into account a number of factors in determining whether a plan discriminates unfairly. A plan could treat two classes of unsecured creditors differently without unfairly discriminating against either class.

2.	Fair and Equitable Test

The “fair and equitable” test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims receive more than 100 percent of the amount of the allowed claims in the class. As to the dissenting class, the test sets different standards depending upon the type of claims or equity interests in the class.

The Debtors submit that if the Debtors “cramdown” the Plan pursuant to section 1129(b) of the Bankruptcy Code, the Plan will be structured so that it does not “discriminate unfairly” and satisfies the “fair and equitable” requirement. With respect to the unfair discrimination requirement, all Classes under the Plan are provided treatment that is substantially equivalent to the treatment that is provided to other Classes that have equal rank. The Debtors believe that the Plan and the treatment of all Classes of Claims and Interests under the Plan satisfy the foregoing requirements for nonconsensual Confirmation of the Plan.

(a)	Secured Claims.

The condition that a plan be “fair and equitable” to a non-accepting class of secured claims may be satisfied, among other things, if a debtor demonstrates that: (i) the holders of such secured claims retain the liens securing such claims to the extent of the allowed amount of the claims, whether the property subject to the liens is retained by the debtor or transferred to another entity under the plan; and (ii) each holder of a secured claim in the class receives deferred cash payments totaling at least the allowed amount of such claim with a present value, as of the effective date of the plan, at least equivalent to the value of the secured claimant’s interest in the debtor’s property subject to the liens.

(b)	Unsecured Claims.

The condition that a plan be “fair and equitable” to a non-accepting class of unsecured claims includes the requirement that either: (i) the plan provides that each holder of a claim of such class receive or retain on account of such claim property of a value, as of the effective date of the plan, equal to the allowed amount of such claim; or (ii) the holder of any claim or any interest that is junior to the claims of such class will not receive or retain under the plan on account of such junior claim or junior interest any property.

(c)	Interests.

The condition that a plan be “fair and equitable” to a non-accepting class of interests includes the requirements that either: (i) the plan provides that each holder of an interest in that class receives or retains under the plan on account of that interest property of a value, as of the effective date of the plan, equal to the greater of: (1) the allowed amount of any fixed liquidation preference to which such holder is entitled; (2) any fixed redemption price to which such holder is entitled; (ii) the value of such interest; or (iii) if the class does not receive the amount as required under (i) no class of interests junior to the non-accepting class may receive a distribution under the plan.

ARTICLE IX.

RISK FACTORS

Holders of Claims and Interests should read and carefully consider the risk factors set forth below before voting to accept or reject the Plan. Although there are many risk factors discussed below, these factors should not be regarded as constituting the only risks present in connection with the Debtors’ businesses or the Plan and its implementation.

A.	Certain Bankruptcy Law Considerations

The occurrence or non-occurrence of any or all of the following contingencies, and any others, could affect distributions available to Holders of Allowed Claims under the Plan but will not necessarily affect the validity of the vote of the Impaired Classes to accept or reject the Plan or necessarily require a re-solicitation of the votes of Holders of Claims in such Impaired Classes. If the Plan is not consummated, any settlement, compromise, or release embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Class of Claims), the assumption or rejection of executory contracts or unexpired leases affected by the Plan, and any document or agreement executed pursuant to the Plan, shall be null and void.

1.	Parties in Interest May Object to the Plan’s Classification of Claims and Interests

Section 1122 of the Bankruptcy Code provides that a plan may place a claim or an equity interest in a particular class only if such claim or equity interest is substantially similar to the other claims or equity interests in such class. The Debtors believe that the classification of the Claims and Interests under the Plan complies with the requirements set forth in the Bankruptcy Code because the Debtors created Classes of Claims and Interests, each encompassing Claims and Interests that are substantially similar to the other Claims and Interests in each such Class. Nevertheless, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

2.	Failure to Satisfy Vote Requirements

If votes are received in number and amount sufficient to enable the Bankruptcy Court to confirm the Plan, the Debtors intend to seek, as promptly as practicable thereafter, Confirmation of the Plan. In the event that sufficient votes are not received, the Debtors may seek to confirm an alternative chapter 11 plan. There can be no assurance that the terms of any such alternative chapter 11 plan would be similar or as favorable to the Holders of Allowed Claims as those proposed in the Plan.

3.	The Debtors May Not Be Able to Secure Confirmation of the Plan

Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation of a chapter 11 plan, and requires, among other things, a finding by the Bankruptcy Court that: (a) such plan “does not unfairly discriminate” and is “fair and equitable” with respect to any non-accepting classes; (b) confirmation of such plan is not likely to be followed by a liquidation or a need for further financial reorganization unless such liquidation or reorganization is contemplated by the plan; and (c) the value of distributions to non-accepting holders of claims and equity interests within a particular class under such plan will not be less than the value of distributions such holders would receive if the debtors were liquidated under chapter 7 of the Bankruptcy Code.

There can be no assurance that the requisite acceptances to confirm the Plan will be received. Even if the requisite acceptances are received, there can be no assurance that the Bankruptcy Court will confirm the Plan. A non-accepting Holder of an Allowed Claim or an Allowed Interest might challenge either the adequacy of this Disclosure Statement or whether the balloting procedures and voting results satisfy the requirements of the Bankruptcy Code or Bankruptcy Rules. Even if the Bankruptcy Court determined that this Disclosure Statement, the balloting procedures and voting results were appropriate, the Bankruptcy Court could still decline to confirm the Plan if it found that any of the statutory requirements for Confirmation had not been met. If the Plan is not confirmed, it is unclear what distributions, if any, Holders of Allowed Claims and Allowed Interests would receive with respect to their Allowed Claims and Allowed Interests.

The Debtors, subject to the terms and conditions of the Plan, reserve the right to modify the terms and conditions of the Plan as necessary for Confirmation. Any such modifications could result in a less favorable treatment of any Class than the treatment currently provided in the Plan. Such less favorable treatment could include a distribution of property to the Class affected by the modification of a lesser value than currently provided in the Plan or no distribution of property whatsoever under the Plan. Changes to the Plan may also delay the confirmation of the Plan and the Debtors’ emergence from bankruptcy.

4.	Nonconsensual Confirmation

In the event that any impaired class of claims or interests does not accept a chapter 11 plan, a bankruptcy court may nevertheless confirm a plan at the proponents’ request if at least one impaired class has accepted the plan (with such acceptance being determined without including the vote of any “insider” in such class), and, as to each impaired class that has not accepted the plan, the bankruptcy court determines that the plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired classes. The Debtors believe that the Plan satisfies these requirements, and the Debtors may request such nonconsensual Confirmation in accordance with subsection 1129(b) of the Bankruptcy Code. Nevertheless, there can be no assurance that the Bankruptcy Court will reach this conclusion. In addition, the pursuit of nonconsensual Confirmation of the Plan may result in, among other things, increased expenses and the expiration of any commitment to provide support for the Plan, financially or otherwise.

5.	The Debtors May Object to the Amount or Classification of a Claim

Except as otherwise provided in the Plan, the Debtors reserve the right to object to the amount or classification of any Claim under the Plan. The estimates set forth in this Disclosure Statement cannot be relied upon by any Holder of a Claim where such Claim is or may be subject to an objection. Any Holder of a Claim that is or may be subject to an objection thus may not receive its expected share of the estimated distributions described in this Disclosure Statement.

6.	Risk of Non-Occurrence of the Effective Date

The Debtors can provide no assurance as to the timing or as to whether the Effective Date will, in fact, occur. The occurrence of the Effective Date is subject to certain conditions precedent as described in Article IX of the Plan, including, among others, those relating to consummation of the Plan, as well as the receipt of certain regulatory approvals. Failure to meet any of these conditions could result in the Plan not being consummated or the Confirmation Order being vacated.

7.	Contingencies Could Affect Votes of Impaired Classes to Accept or Reject the Plan

The distributions available to Holders of Allowed Claims under the Plan can be affected by a variety of contingencies, including, without limitation, whether the Bankruptcy Court orders certain Allowed Claims and Allowed Interests to be subordinated to other Allowed Claims and Allowed Interests. The occurrence of any and all such contingencies, which could affect distributions available to Holders of Allowed Claims and Allowed Interests under the Plan, will not affect the validity of the vote taken by the Impaired Classes to accept or reject the Plan or require any sort of revote by the Impaired Classes.

8.	The Actual Amount of Allowed Claims May Differ From the Estimated Claims and Adversely Affect the Percentage Recovery of Claims

The estimated Claims and creditor recoveries set forth in this Disclosure Statement are based on various assumptions, and the actual Allowed amounts of Claims may significantly differ from the estimates. Should one or more of the underlying assumptions ultimately prove to be incorrect, the actual Allowed amounts of Claims may vary from the estimated Claims contained in this Disclosure Statement. Moreover, the Debtors cannot determine with any certainty at this time, the number or amount of Claims that will ultimately be Allowed. Such differences may materially and adversely affect, among other things, the percentage recoveries to Holders of Allowed Claims under the Plan.

9.	Release, Injunction, and Exculpation Provisions May Not Be Approved

Article VIII of the Plan provides for certain releases, injunctions, and exculpations. All of the releases, injunctions, and exculpations provided in the Plan are subject to objection by parties in interest and may not be approved. If they are not approved, the Plan likely cannot be confirmed and likely cannot go effective.

10.	Certain Liabilities May Not Be Fully Extinguished as a Result of the Confirmation of the Plan

Although a significant amount of the Debtors’ current liabilities will be discharged pursuant to the Plan upon emergence from the Chapter 11 Cases, a number of obligations may remain in effect following the Effective Date. Various agreements and liabilities may remain in place, such as potential employee benefit and pension obligations, potential environmental liabilities related to sites in operation or formerly operated by CEOC, and other contracts or leases that, even if modified during the Chapter 11 Cases, may still subject the Debtors to substantial obligations and liabilities.

11.	If the Parent Guarantee Litigation Results in an Adverse Outcome for CEC, CEC May No Longer Be Able to Provide Contributions Under the Plan

If a court finds that CEC’s guarantee of CEOC’s secured and unsecured notes was never properly released, there is a material likelihood that CEC will have to seek its own bankruptcy protection. CEC’s filing for bankruptcy protection on account of the massive liabilities imposed by an adverse ruling in the Parent Guarantee Litigation would cause material disruption and indefinite delay to the Chapter 11 Cases, render it impossible to effectuate the Plan without substantial and material modifications thereto, jeopardize the status of CEC’s contributions under the Plan, and raise uncertainty regarding whether and how the Debtors will be able to reorganize their businesses.

12.	New CEC May Not Be Able to Consummate any New CEC Capital Raises or Raise Cash Through any Other Avenue

New CEC is providing substantial Cash to the Debtors pursuant to the Plan. New CEC’s failure to consummate any New CEC Capital Raises or to otherwise obtain sufficient sources of Cash may result in the inability of New CEC to meet its obligations under the Plan, which could threaten the ability of the Debtors to consummate the Plan. The New CEC Capital Raise is not a requirement of the Plan and it is not backstopped by any party.

B.	Risk Factor Regarding the NRF Claim

The Plan is premised on the consensual resolution by the Debtors, CEC, and the NRF of the NRF Claim and the NRF Disputes. If the NRF Disputes are not resolved and each of the Debtors is jointly and severally liable for the NRF Claim, recoveries to creditors under the Plan could be materially reduced and the Plan may not become effective. See Article IX.A.35 of the Plan.

C.	Risk Factor Regarding the Proposed Merger Between CEC and CAC

On December 22, 2014, CEC entered into a merger agreement with CAC, which Merger will provide CEC with access to cash and credit necessary to fund its obligations to the Debtors as contemplated by the Plan. Specifically, the ability of CEC to provide ongoing credit support to the Debtors, such as the guarantee of OpCo’s operating lease obligations pursuant to the Management Lease and Support Agreement, as required by the Plan is predicated upon CEC’s ability to successfully close the Merger with CAC. If CEC is unable to complete the Merger for any reason, including on account of an adverse ruling in the Merger Class Action, there is material risk that CEC will not be able to meet its funding obligations under the Plan and consummation of the Plan could be indefinitely delayed or made impossible as a result.

D.	Second Priority Noteholders Committee Risk Factor Regarding the CEC Consideration

The Second Priority Noteholders Committee has requested that the Debtors include the following as an additional risk factor with regard to the Plan:

CEC is under no obligation to make the contribution on which the Plan is premised. It can walk away from its commitment at any time, without consequence or repercussion. CEC or its affiliate, CAC, also can call off their merger, which is a precondition to CEC’s payments under the Plan, at any time. As a result, the Debtors’ ability to consummate the Plan depends, in part, on entities and individuals whom the Examiner found to have breached their fiduciary duties (and aided and abetted others in their breaches) to the Debtors.

The Debtors disagree with the Second Priority Noteholders Committee’s assessment of CEC’s support of the Plan. CEC’s support of the Plan is documented in several places, in particular the CEC RSA described above in Article IV.J.4. The CEC RSA may be terminated by the parties thereto under certain circumstances.

E.	Risk Factors Regarding Lack of Injunction of Parent Guaranty Litigation

If CEC is for liable in any of the Parent Guaranty Litigation, CEC may file for chapter 11 protection. CEC may also file for chapter 11 protection in advance of a ruling in any of the Parent Guaranty Litigation. If CEC files for chapter 11 protection, it is possible that CEC will not meet its contribution and funding obligations under the Plan. In addition, the CEC RSA terminates automatically if an order enjoining the Parent Guaranty Litigation is not in effect after June 15, 2016, unless CEC waives this termination event in writing. CEC may also terminate (i) the SGN RSA if such an injunction order (in form and substance acceptable to CEC) is not in effect after June 15, 2016 and (ii) the Bank RSA if such an injunction order is not in full force and effect (provided, that CEC may only do so within 14 days of such an injunction order not being in full force and effect). The New 105 Order, which is currently set to expire on August 29, 2016, is in form and substance acceptable to CEC. If the New 105 Order or a different injunction order is not in effect after August 29, 2016, it is possible that the Bank RSA, the SGN RSA, and the CEC RSA could terminate. CAC may terminate the CAC RSA if the CEC RSA is not in effect.

F.	Risk Factors and Considerations Regarding the Companies’[92] Businesses and Operations

1.	Undue Delay May Significantly Disrupt the Companies’ Businesses and Operations

Although the Plan is designed to minimize the length of the Chapter 11 Cases, it is not possible to predict the amount of time the Companies may spend in such proceedings or to provide any assurance as to whether or not the Plan will be confirmed or consummated, as further described above. The continuation of the Chapter 11 Cases, particularly if the Plan is not confirmed or consummated in the time frame currently contemplated, could materially and adversely affect the Companies’ operations and relationships with their vendors, service providers, employees, regulators, and partners. Also, transactions outside the ordinary course of business may be subject to the prior approval of the Bankruptcy Court. Bankruptcy Court approval of non-ordinary course activities entails preparation and filing of appropriate motions with the Bankruptcy Court, negotiation with various parties-in-interest, including any statutory committees appointed in the Chapter 11 Cases, and one or more hearings. Such committees and parties-in-interest may be heard at any Bankruptcy Court hearing and may raise objections with respect to these motions. This process could delay major transactions and limit the Debtors’ ability to quickly respond to opportunities and events in the marketplace. Furthermore, in the event the Bankruptcy Court does not approve a proposed activity or transaction, we could be prevented from engaging in activities and transactions that we believe are beneficial to us.

[92]	As used herein, “Companies” means the Debtors prior to the Effective Date and, collectively, OpCo, PropCo, the REIT, and each of their respective subsidiaries after the Effective Date.

Further, if Confirmation and consummation of the Plan do not occur expeditiously, the Chapter 11 Cases could result in, among other things, increased expenses and the expiration of any commitment to provide support for the Plan, financially or otherwise. This could make it more difficult to retain and attract management and other key or high-performing employees or executives and would require senior management to continue to spend a significant amount of time and effort dealing with the Companies’ reorganization instead of focusing on the operation of the Companies’ businesses.

2.	The Chapter 11 Cases May Adversely Affect the Companies’ Businesses and Operations Going Forward

The fact that the Companies have been subject to the Chapter 11 Cases may adversely affect the Companies’ operations going forward, including their ability to negotiate favorable terms from vendors, suppliers, hedging counterparties, and others. The failure to obtain such favorable terms could adversely affect the Companies’ profitability and financial condition and performance.

3.	The Companies May Not Achieve the Financial Performance Projected Under the Plan

The financial projections attached hereto as Exhibit E (the “Financial Projections”) are the projections of future performance of the Companies’ operations through fiscal year 2020, after giving effect to the Plan and the Restructuring Transactions, and do not purport to represent what the Companies’ actual financial position will be upon emergence from the Chapter 11 Cases or represent what the fair value of the Debtors’ assets and liabilities will be at the Effective Date. The Financial Projections are based on numerous estimates of values and assumptions including the timing, confirmation, and consummation of the Plan in accordance with its terms, the expected terms of the New Debt obligations, the anticipated future performance of the Companies, industry performance, general business and economic conditions, and other matters, many of which are beyond the Companies’ control and some or all of which may not materialize. These estimates and assumptions are based on management’s judgment, experience, and perception of historical trends, current conditions, and expected future developments, and are based on facts available and determinations made at the time the Financial Projections were prepared, and over time may turn out to have been incorrect, which could have a material effect on the Companies’ ability to meet the Financial Projections. It is also not possible to predict with certainty that the actions taken in connection with the Chapter 11 Cases will result in an improved financial and operating condition that ensures the long-term viability of the Companies.

In addition, unanticipated events and circumstances occurring subsequent to the date hereof may affect the actual financial results of the Companies’ operations. Except as otherwise specifically and expressly stated herein, this Disclosure Statement does not reflect any events that may occur subsequent to the date hereof and that may have a material impact on the information contained in this Disclosure Statement. The Debtors do not intend to update the Financial Projections; thus, the Financial Projections will not reflect the effect of any subsequent events not already accounted for in the assumptions underlying the Financial Projections.

4.	The Companies Are and Likely Will Continue to Be Subject to Extensive Governmental Regulation and Taxation Policies, the Enforcement of Which Could Adversely Affect Their Businesses, Financial Condition, and Results of Operations

The Companies are and likely will continue to be subject to extensive gaming regulations and political and regulatory uncertainty. Regulatory authorities in the jurisdictions where the Companies operate or hold properties have broad powers with respect to the licensing of casino operations and may revoke, suspend, condition, or limit the Companies’ gaming or other licenses, impose substantial fines, or take other actions that could adversely affect the Companies’ businesses, financial condition, and results of operations. For example, revenues and income from operations were negatively affected during July 2006 in Atlantic City by a three-day government-imposed casino shutdown. Furthermore, in many jurisdictions where the Companies operate or hold properties, licenses are granted for limited durations and require renewal from time to time. For example, in Iowa, the Companies’ ability to continue gaming operations is subject to a referendum every eight years or at any time upon petition of the voters in the county in which the Companies operate; the most recent referendum, approving the Debtors’ ability to continue to operate their casinos, occurred in November 2010. There can be no assurance that continued gaming activity will be approved in any referendum in the future. If the Companies do not obtain the requisite approval in any future referendum, they will be unable to operate their gaming operations in Iowa, which could negatively affect the Companies’ future performance.

From time to time, individual jurisdictions have considered legislation or referendums, such as bans on smoking in casinos and other entertainment and dining facilities, which could adversely affect the Companies’ operations. For example, the City Council of Atlantic City passed an ordinance in 2007 requiring that the Debtors segregate at least 75 percent of the casino gaming floor as a nonsmoking area, leaving no more than 25 percent of the casino gaming floor as a smoking area. Illinois also passed the Smoke Free Illinois Act, effective January 1, 2008, and bans smoking in nearly all public places, including bars, restaurants, work places, schools, and casinos. The Smoke Free Illinois Act also bans smoking within 15 feet of any entrance, window, or air-intake area of these public places. These smoking bans have adversely affected revenues and operating results at the Companies’ properties. The likelihood or outcome of similar legislation in other jurisdictions and referendums in the future cannot be predicted, though the Debtors would expect any smoking ban to negatively impact their financial performance.

Furthermore, because the Companies are subject to regulation in each jurisdiction in which they operate, and because regulatory agencies within each jurisdiction review the Companies’ compliance with gaming laws in other jurisdictions, it is possible that gaming compliance issues in one jurisdiction may lead to reviews and compliance issues in other jurisdictions. For example, events in connection with the Debtors’ role with the proposed development of a casino gaming facility by Sterling Suffolk Racecourse, LLC (“Sterling Suffolk”)—the owner of Suffolk Downs racecourse in East Boston, Massachusetts—have resulted in reviews in several other jurisdictions arising out of a report issued to the Massachusetts Gaming Commission from the Director of the Investigations and Enforcement Bureau for the Massachusetts Gaming Commission (the “Bureau”) in October 2013. That report raised certain issues for consideration when evaluating the Debtors’ suitability as a qualifier in Massachusetts and made a recommendation that the Debtors had not met their burden by clear and convincing evidence to establish its suitability. Although the Debtors strongly disagreed with the director’s recommendation, the Debtors withdrew their application as a qualifier in Massachusetts at the request of Sterling Suffolk. Neither the Debtors nor their affiliates were found unsuitable by any licensing authority, but other gaming regulatory agencies have asked for information about the issues raised in the report from the Bureau, and the Debtors are in the process of providing that information. The Debtors cannot provide assurance that existing or future jurisdictions will not raise similar questions with respect to the Companies’ suitability arising out of the Bureau’s report or with respect to other matters that may arise in the future, and the Debtors cannot guarantee that such issues will not adversely affect them or their financial condition.

The casino entertainment industry represents a significant source of tax revenues to the various jurisdictions in which casinos operate. From time to time, various state and federal legislators and officials have proposed changes in tax laws or in the administration of these laws, including increases in tax rates, that would affect the industry. If adopted, such changes could adversely affect the Companies’ businesses, financial condition, and results of operations.

5.	The Loss of the Services of Key Personnel Could Have a Material Adverse Effect on the Companies’ Business

The Debtors expect that the leadership of their chief executive officer and other executive officers will be a critical element of the Companies’ success. The death or disability of the Debtors’ chief executive officer or other executive officers, or other extended or permanent loss of their services, or any negative market or industry perception with respect to them or arising from their loss, could have a material adverse effect on the Companies’ businesses. The Debtors’ executive officers and other members of senior management have substantial experience and expertise in the Debtors’ businesses that the Debtors believe will make significant contributions to the Companies’ growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect the Companies. The Debtors do not have key man or similar life insurance policies covering members of their senior management. The Debtors have employment agreements with their executive officers, but these agreements do not guarantee that any given executive will remain with the Debtors, and there can be no assurance that any such officers will remain with the Debtors.

6.	If the Companies Cannot Attract, Retain, and Motivate Employees, the Companies May Be Unable to Compete Effectively, and May Lose the Ability to Improve and Expand Their Businesses

The Companies’ success and ability to grow depend, in part, on their ability to hire, retain, and motivate sufficient numbers of talented people with the increasingly diverse skills needed to serve clients and improve the Companies’ businesses. The Companies face intense competition for highly qualified, specialized technical, managerial, and consulting personnel. Recruiting, training, retention, and benefit costs place significant demands on the Companies’ resources. Additionally, the Companies’ substantial indebtedness and the recent downturn in the gaming, travel, and leisure sectors made recruiting executives to the Companies’ businesses more difficult. The inability to attract qualified employees in sufficient numbers to meet particular demands or the loss of a significant number of the Companies’ employees could have an adverse effect on the Companies.

7.	Acts of Terrorism, War, Natural Disasters, Severe Weather, and Political, Economic, and Military Conditions May Impede the Companies’ Ability to Operate or May Otherwise Negatively Affect Their Financial Results

Terrorist attacks and other acts of war or hostility have created many economic and political uncertainties. For example, a substantial number of the customers of the Debtors’ properties in Las Vegas use air travel. Terrorist acts that occurred in the past have severely disrupted domestic and international travel, which resulted in a decrease in customer visits to the Debtors’ Las Vegas properties. The Debtors cannot predict the extent to which disruptions in air or other forms of travel as a result of terrorist acts, security alerts or wars, uprisings, or hostilities in places such as Iraq, Afghanistan, and/or Syria or other countries throughout the world will continue to directly or indirectly affect the Companies’ businesses and operating results. For example, the Debtors’ operations in Cairo, Egypt were negatively affected from the uprising there in January 2011. As a consequence of the threat of terrorist attacks and other acts of war or hostility in the future, premiums for a variety of insurance products have increased, and some types of insurance are no longer available. If any such event were to occur, the Companies’ properties would likely be adversely affected.

In addition, natural and man-made disasters such as major fires, floods, hurricanes, earthquakes, and oil spills could also adversely affect the Companies’ businesses and operating results. Such events could lead to the loss of use of one or more of the Companies’ properties for an extended period of time and disrupt the Companies’ ability to attract customers to certain of their gaming facilities. If any such event affected the Companies’ properties, the Companies would likely be adversely affected. Harrah’s Atlantic City was closed during a busy summer weekend in August 2011 due to Hurricane Irene and was closed for five days in October and November 2012 due to Hurricane Sandy. The Debtors’ results of operations were significantly affected by the closure due to Hurricane Sandy. In addition, Hurricane Sandy substantially affected tourism in New Jersey, including Atlantic City, and the level of tourism has not yet recovered.

In most cases, the Debtors maintain insurance that covers portions of losses from natural disasters, but such insurance remains subject to deductibles and maximum payouts in many cases. Although the Companies may have insurance coverage for natural disasters, the timing of their receipt of insurance proceeds, if any, is out of their control. In some cases, moreover, the Companies may receive no proceeds from insurance such as in connection with the August 2011 closing and the October and November 2012 closings in Atlantic City. Additionally, a natural disaster affecting one or more of the Companies’ properties may affect the level and cost of insurance coverage they can obtain in the future, which may adversely affect the Companies’ financial position.

Because the Companies’ operations depend in part on their customers’ ability to travel, severe or inclement weather can also have a negative effect on the Companies’ results of operations.

8.	The Companies Are or May Become Involved in Legal Proceedings That, If Adversely Adjudicated or Settled, Could Affect Their Financial Condition

From time to time, the Companies have been, currently are, or may become defendants in various lawsuits or other legal proceedings relating to matters incidental to their businesses. The nature of the Companies’ businesses subjects the Companies to the risk of lawsuits filed by customers, past and present employees, competitors, business partners, Native American tribes, and others in the ordinary course of business. For example, prior to the Petition Date, the Debtors were party to various lawsuits, some of which were discussed above. As with all legal proceedings, no assurance can be given as to the outcome of these matters and, in general, legal proceedings can be expensive and time consuming. The Companies may not be successful in the defense or prosecution of lawsuits in which they are involved, which could result in settlements or damages that could significantly affect the Companies’ businesses, financial condition, and results of operations.

9.	The Companies May Be Subject to Material Environmental Liability, Including as A Result of Unknown Environmental Contamination

The casino properties business is subject to certain federal, state, and local environmental laws, regulations, and ordinances that govern activities or operations that may have adverse environmental effects, such as emissions to air, discharges to streams and rivers, and releases of hazardous substances and pollutants into the environment, as well as handling and disposal from municipal/non-hazardous waste, and which also apply to current and previous owners or operators of real estate generally. Federal examples of these laws include the Clean Air Act, the Clean Water Act, the Resource Conservation Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Oil Pollution Act of 1990. Certain of these environmental laws may impose cleanup responsibility and liability without regard to whether the owner or operator knew of or caused particular contamination or release of hazardous substances. Should unknown contamination be discovered on property owned by the Companies, or should a release of hazardous substances occur on such property, the Companies could be required to investigate and clean up the contamination and could also be held responsible to a governmental entity or third parties for property damage, personal injury, or investigation and cleanup costs incurred in connection with the contamination or release, which may be substantial. Moreover, such contamination may also impair the Companies’ ability to use the affected property. Such liability could be joint and several in nature, regardless of fault, and could affect the Companies even if such property is vacated. The potential for substantial costs and an inability to use the property could adversely affect the Companies’ businesses.

10.	The Companies’ Insurance Coverage May Not Be Adequate to Cover All Possible Losses the Companies Could Suffer, and, in the Future, the Companies’ Insurance Costs May Increase Significantly or the Companies May Be Unable to Obtain the Same Level of Insurance Coverage

The Companies may suffer damage to their properties caused by a casualty loss (such as fire, natural disasters, and acts of war or terrorism) that could severely disrupt the Companies’ businesses or subject them to claims by third parties who are injured or harmed. Although the Companies maintain insurance policies (including property, casualty, terrorism, and business interruption insurance), such insurance may be inadequate or unavailable to cover all of the risks to which the Companies’ businesses and assets may be exposed. In several cases the Companies maintain high deductibles or self-insure against specific losses. Should an uninsured loss (including a loss that is less than the deductible) or loss in excess of insured limits occur, it could have a significant adverse effect on the Companies’ operations and revenues.

The Companies generally renew their insurance policies on an annual basis. If the cost of coverage becomes too high, the Companies may need to reduce policy limits or agree to certain exclusions from their coverage in order to reduce the premiums to an acceptable amount. Among other factors, homeland security concerns, other catastrophic events, or any change in the current U.S. statutory requirement that insurance carriers offer coverage for certain acts of terrorism could adversely affect available insurance coverage and result in increased premiums on available coverage (which may cause the Companies to elect to reduce their policy limits) and additional exclusions from coverage. Among other potential future adverse changes, in the future the Companies may elect to not, or may be unable to, obtain any coverage for losses due to acts of terrorism.

G.	Risk Factors and Considerations Regarding PropCo’s, CPLV Sub’s, and the REIT’s Businesses and Operations

1.	PropCo, CPLV Sub, and the REIT Will Be Dependent on OpCo Until PropCo, CPLV Sub, and the REIT Substantially Diversify Their Portfolios, and an Event That Has a Material Adverse Effect on OpCo’s Business, Financial Position, or Results of Operations Could Have a Material Adverse Effect on PropCo’s, CPLV Sub’s, or the REIT’s Business, Financial Position, or Results of Operations

Immediately following the Effective Date, PropCo will own a significant portion of the Debtors’ properties and OpCo will be the lessee of such properties pursuant to the Master Lease Agreements and account for a significant portion of PropCo’s revenues. Additionally, because the Master Lease Agreements are triple-net leases, PropCo will depend on OpCo to pay all insurance, taxes, utilities, and maintenance and repair expenses in connection with these leased properties and to indemnify, defend, and hold PropCo harmless from and against various claims, litigation, and liabilities arising in connection with its businesses. Although CEC will guarantee OpCo’s monetary obligations under the Master Lease Agreements, there can be no assurance that OpCo and/or CEC will have sufficient assets, income, and access to financing to enable them to satisfy their payment obligations on account of the Master Lease Agreements. In addition, should an adverse ruling be entered against CEC in the Parent Guarantee Litigation, CEC itself may have to file for bankruptcy protection and would thus likely be unable to perform its obligations on account of the Master Lease Agreements and Management Lease and Support Agreement as planned. Relatedly, a failure to obtain releases of claims against CEC that are being litigated in the Parent Guarantee Litigation could render CEC unable to perform its obligations on account of the Management Lease and Support Agreement.

The inability or unwillingness of OpCo and/or CEC to meet their rent obligations and other obligations under the Master Lease Agreements could materially adversely affect PropCo’s and CPLV Sub’s business, financial position, or results of operations, including their ability to pay dividends to the REIT to pay to stockholders of the REIT as required to maintain the REIT’s status as a real estate investment trust. For these reasons, if OpCo and/or CEC were to experience a material adverse effect on its gaming business, financial position, or results of operations, PropCo’s, CPLV Sub’s, and the REIT’s business, financial position, or results of operations could also be materially adversely affected.

Due to PropCo’s and CPLV Sub’s dependence on rental payments from OpCo as a primary source of revenues, PropCo and CPLV Sub may be limited in their ability to enforce their rights under the Master Lease Agreements or to terminate the lease with respect to a particular property. Failure by OpCo to comply with the terms of the Master Lease Agreements or to comply with the gaming regulations to which the leased properties are subject could require PropCo or CPLV Sub to find another lessee for such leased property and there could be a decrease or cessation of rental payments by OpCo. In such event, PropCo and CPLV Sub may be unable to locate a suitable lessee at similar rental rates or at all, which would have the effect of reducing PropCo’s and CPLV Sub’s rental revenues.

2.	PropCo or CPLV Sub May Sell or Divest Different Properties or Assets After an Evaluation of Their Portfolio of Businesses. Such Sales or Divestitures Would Affect Their Costs, Revenues, Profitability, and Financial Position

From time to time, PropCo and CPLV Sub may evaluate their properties and portfolio of businesses and may, as a result, sell or attempt to sell, divest, or spin-off different properties or assets. These sales or divestitures would affect PropCo’s and CPLV Sub’s costs, revenues, profitability, financial position, liquidity, and their ability to comply with debt covenants. Divestitures have inherent risks, including possible delays in closing transactions (including potential difficulties in obtaining regulatory approvals), the risk of lower-than-expected sales proceeds for the divested businesses, and potential post-closing claims for indemnification. In addition, current economic conditions and relatively illiquid real estate markets may result in fewer potential bidders and unsuccessful sales efforts. Expected cost savings, which are offset by revenue losses from divested properties, may also be difficult to achieve or maximize due to PropCo’s and CPLV Sub’s largely fixed-cost structure.

3.	PropCo’s, CPLV Sub’s, and the REIT’s Management Teams May Have Limited Experience Operating as Part of a Real Estate Investment Trust Structure

The requirements for qualifying as a real estate investment trust are highly technical and complex. The Debtors have never operated as a real estate investment trust, and PropCo’s, CPLV Sub’s, and the REIT’s management teams may have limited experience in complying with the income, asset, and other limitations imposed by the real estate investment provisions of the Internal Revenue Code. Any failure to comply with those provisions in a timely manner could prevent the REIT from qualifying as a real estate investment trust or could force PropCo or CPLV Sub to pay unexpected taxes and penalties. In such event, PropCo’s, CPLV Sub’s, and the REIT’s net income could be reduced and PropCo, CPLV Sub, or the REIT could incur a loss, which could materially harm their business, financial position, or results of operations. In addition, there is no assurance that any past experience with the acquisition, development, and disposition of gaming facilities will be sufficient to enable them to successfully manage PropCo’s and CPLV Sub’s portfolio of properties as required by their business plan or the real estate investment trust provisions of the Internal Revenue Code.

H.	Risk Factors and Considerations Regarding the Companies’ Financial Condition

1.	The Companies Will Require Significant Financing in Order to Emerge from the Chapter 11 Cases

At or prior to the Confirmation Date, the Debtors expect to raise up to $2,600 million in CPLV Market Debt, $1,188 million in OpCo First Lien Debt, and $547 million in OpCo Second Lien Debt. Syndicating the CPLV Market Debt for Cash, as such debt may be reduced or substituted for CPLV Mezzanine Debt under the terms of the Plan, the OpCo First Lien Debt, and the OpCo Second Lien Debt (collectively the “Market Debt”) is a condition precedent to consummation of the Plan. There can be no assurance at this time that this financing will be available, or that it will be available on terms that are favorable to the Debtors, in which case the Companies’ emergence from the Chapter 11 Cases could be delayed indefinitely or the Debtors may be forced to accept unfavorable terms that could affect the Companies’ ability to succeed in the future. As described above, such a delay could have important consequences for creditor recoveries and the Companies’ ability to meet the Financial Projections.

Although certain terms and provisions of the Market Debt (including interest rates, maturity dates, amortization schedules, and other significant terms) may be negotiated with prospective lenders, the Market Debt will be subject to conditions in the capital markets and other factors that may affect the availability of such financing. All terms and provisions are likely not to have been definitively determined before the expiration of the Voting Deadline. As a result, the terms and provisions of the Market Debt (if any) may be significantly different from those described in or contemplated by this Disclosure Statement and the Financial Projections. In addition, the Companies’ capital structure may differ significantly from that described in or contemplated by this Disclosure Statement and the Financial Projections. Furthermore, the agreed-to terms and provisions of the Market Debt may cause the timing and magnitude of the Companies’ interest expense and other debt service obligations to be different from those described in or contemplated by this Disclosure Statement and the Financial Projections, and the Companies may be subject to significant additional covenants or restrictions as a result of negotiations with its prospective lenders or because of market conditions.

The Debtors cannot provide any assurance that the Companies will be able to obtain financing in the future if and when required, or that they will be able to obtain financing on favorable terms. The Companies’ profitability and ability to generate cash flow will likely depend on their ability to successfully implement their business strategy and meet or exceed the results forecasted in the Financial Projections, but the Debtors cannot ensure that the Companies will be able to accomplish these results if they do not have the appropriate financing to do so.

The Debtors expect that the Companies’ future sources of financing, as well as the New Debt, will likely include covenants and other provisions that will restrict the Companies’ ability to engage in certain financing transactions and operating activities, as discussed in great detail below.

2.	Covenant Restrictions Under the Companies’ Indebtedness May Limit Their Ability to Operate Their Businesses

The Companies are highly leveraged and following the Restructuring Transactions, will continue to have a significant amount of indebtedness. The substantial indebtedness and restrictive covenants under the agreements governing such indebtedness will:

•	limit the Companies’ ability to borrow money for working capital, capital expenditures, development projects, debt service requirements, strategic initiatives or other purposes;

•	require the Companies to dedicate a substantial portion of cash flow from operations to the payment of interest and lease expense and repayment of indebtedness thereby reducing funds available for other purposes;

•	limit flexibility in planning for, or reacting to, changes in the Companies’ operations or business;

•	make the Companies more highly leveraged than some of their competitors, which may place them at a competitive disadvantage;

•	make the Companies more vulnerable to downturns in their business or the economy;

•	restrict the Companies from making strategic acquisitions, developing new gaming facilities, introducing new technologies, or exploiting business opportunities;

•	affect the Companies’ ability to renew gaming and other licenses;

•	limit, along with the financial and other restrictive covenants in the Companies’ indebtedness, among other things, the Companies’ ability to borrow additional funds or dispose of assets; and

•	expose the Companies to the risk of increased interest rates as certain of their borrowings are, and may be, at variable rates of interest.

These restrictions may affect the Companies’ ability to grow in accordance with their plans or adapt to changing business or economic conditions.

In addition, some or all of the agreements governing the New Debt or other indebtedness of the Companies may require the Companies to satisfy and maintain various financial maintenance covenants, such as minimum fixed charge coverage ratios, minimum EBITDA, maximum total leverage ratios, and other similar covenants. The Companies’ ability to meet the required financial ratios may be affected by events beyond their control, and the Companies may not be able to meet these ratios. A breach of these covenants could result in defaults under the applicable agreements governing the New Debt.

A breach of the covenants under the New Debt or other indebtedness of the Companies could result in an event of default under the applicable indebtedness. Such default may allow creditors to accelerate the related debt and may result in the acceleration of other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under a debt agreement would likely permit the lenders under the agreement to terminate all commitments to extend further credit under the agreement. Furthermore, if the Companies were unable to repay the amounts due and payable under the New Debt or other indebtedness for the Debtors, those creditors could proceed against any collateral granted to them to secure that indebtedness. In the event that creditors accelerate the repayment of any of the Companies’ borrowings, the Debtors cannot assure that the Companies and their subsidiaries would have sufficient assets to repay such indebtedness.

3.	The Companies’ Degree of Leverage upon Emergence May Limit Their Financial and Operating Activities

Although the Debtors are eliminating approximately $10 billion of funded debt under the Plan, the Companies will collectively still be obligated on approximately $8 billion of funded debt upon emergence from the Chapter 11 Cases. The amount of funded debt upon emergence may be higher to the extent Holders of Allowed Prepetition Credit Agreement Claims and/or Secured First Lien Notes Claims do not exercise the PropCo Equity Election. Although the Debtors believe that the Companies will be able to meet or exceed the results forecasted in the Financial Projections, which the Debtors believe would allow the Companies to service the New Debt, the Debtors cannot ensure that the Companies will be able to accomplish these results, and thus the Debtors’ significant level of post-emergence indebtedness could adversely affect the Companies’ financial health and limit their operations. The Debtors’ historical capital requirements have been considerable, and the Companies’ future capital requirements could vary significantly and may be affected by general economic conditions, currency exchange rates, industry trends, performance, interest rates, and many other factors that are not within the Companies’ control. The Debtors’ prepetition level of indebtedness had important consequences, including: (a) limiting the Debtors’ ability to borrow additional amounts for working capital, capital expenditures, development projects, debt service requirements, strategic initiatives, and other purposes; (b) limiting their ability to use operating cash flow in other areas of their business because they were required to dedicate a substantial portion of these funds to service their debt; (c) increasing their vulnerability to general adverse economic and industry conditions; (d) limiting their ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; (e) limiting their ability or increasing the costs to refinance indebtedness; (f) affecting their ability to renew gaming and other licenses; and (g) making them more highly leveraged than some of their competitors, which may have placed them at a competitive disadvantage. These consequences, and others, could similarly affect the Companies’ businesses and operations after the Effective Date.

4.	Any of the Companies and Their Subsidiaries May Be Able to Incur Substantially More Debt Post-Emergence, Which Could Exacerbate the Risks Associated with the Leverage of Any Such Company upon Emergence

After the Effective Date, the Companies and their subsidiaries may be able to incur substantial additional indebtedness, including additional secured indebtedness. The terms of the New Debt and any other indebtedness of the Companies will likely restrict, but may not completely prohibit, any of the Companies from doing so. If new debt or other liabilities are added to the Companies’ post-emergence debt levels, the related risks that they face could intensify.

5.	The Companies’ Respective Financial Results May Be Volatile and May Not Reflect Historical Trends

Following the Companies’ emergence from the Chapter 11 Cases, the Debtors expect that the Companies’ financial results may continue to be volatile, as asset impairments, asset dispositions, and restructuring activities (including casino closures), as well as continuing global economic uncertainty, may significantly affect the Financial Projections. As a result, the Debtors’ historical financial performance may not be indicative of the Companies’ financial performance post-emergence. In addition, upon emergence, the amounts reported in the Companies’ subsequent financial statements may materially change relative to the Debtors’ historical financial statements, including as a result of revisions to its operating plans and changes in the terms and provisions of the New Debt pursuant to the Plan.

In addition, to the extent the Companies’ actual results or conditions differ from the assumptions made by the Debtors in preparing the Financial Projections, the actual results and condition of the Companies may materially differ from those presented in the Financial Projections. Among the factors that may cause actual results or conditions to differ from the assumptions made by the Debtors in preparing the Financial Projections are those risk factors presented in this Article IX.

6.	Because the Companies’ Financial Statements Will Reflect Fresh Start Accounting Adjustments upon Its Emergence from the Chapter 11 Cases, Information Reflecting the Companies’ Results of Operations and Financial Condition Will Not Be Comparable to Prior Periods and May Vary Significantly from the Fresh Start Accounting Adjustments Used to Calculate the Financial Projections

The Companies will apply fresh start accounting when they emerge from the Chapter 11 Cases. As a result, book value of the Debtors’ long-lived assets and the related depreciation and amortization schedules, among other things, will likely be different from what is reflected in the Debtors’ historical financial statements and may be different from what is reflected in the Financial Projections. Following the Companies’ emergence from the Chapter 11 Cases, certain information reflecting the Companies’ results of operations and financial condition will not be comparable to that for historical periods prior to emergence from the Chapter 11 Cases.

Under fresh start accounting, the Companies’ calculated enterprise value will be allocated to its assets based on their respective fair values. Any portion not attributed to specific tangible or identified intangible assets will be an indefinite-lived intangible asset referred to as “reorganization value in excess of value” and reported as goodwill.

Accordingly, if fresh-start reporting rules apply, the financial condition and results of operations following emergence from the Chapter 11 Cases would not be comparable to the financial condition and results of operations reflected in the Companies’ historical financial statements.

The Debtors have obtained preliminary valuations of the Companies’ tangible and intangible assets at their estimated emergence date, and their reorganization value has been allocated to specific assets in accordance with such preliminary valuations, as reflected in the Financial Projections. However, updates to such preliminary valuations will be completed as of the date the Debtors emerge from the Chapter 11 Cases and, to the extent such updates reflect a valuation different than estimated, the Debtors anticipate that there may be adjustments in the carrying values of certain assets as a result. To the extent actual valuations and allocations differ from those used in calculating the Financial Projections, these differences will be reflected on the Companies’ balance sheets upon emergence pursuant to fresh start accounting rules and may also affect the amount of depreciation and amortization expense the Companies recognize on their statements of earnings post-emergence.

I.	Risk Factors and Considerations Regarding the Separation of the Debtors into OpCo, PropCo, and the REIT

1.	PropCo May Be Unable to Achieve the Benefits That the Debtors Expect to Achieve from the Separation of the Debtors into OpCo and PropCo

The Debtors believe that as a company independent from OpCo, PropCo will have the ability, subject to the Right of First Refusal Agreement, to pursue transactions with other gaming operators that would not pursue transactions with OpCo as a current competitor, to fund acquisitions with its equity on significantly more favorable terms than those that would be available to OpCo, to diversify into different businesses in which OpCo, as a practical matter, could not diversify, and to pursue certain transactions that OpCo otherwise would be disadvantaged by or precluded from pursuing due to regulatory constraints. However, PropCo may not be able to achieve some or all of the benefits that the Debtors expect PropCo to achieve as a company independent from OpCo in the time the Debtors expect, if at all.

2.	After the Separation, PropCo and the REIT May Be Unable to Make, on a Timely or Cost-Effective Basis, the Changes Necessary to Operate as a Separate Company Primarily Focused on Owning a Portfolio of Gaming Properties

The REIT and PropCo have no significant historical operations as an independent company and may not, at the time of the separation of the Debtors into OpCo, PropCo, and the REIT (the “Separation”), have the infrastructure and personnel necessary to operate as a separate company without relying on OpCo to provide certain services on a transitional basis. If and when the REIT becomes a public entity, the REIT will be subject to, and responsible for, regulatory compliance, including periodic public filings with the SEC and compliance with the continued listing requirements for a national securities exchange and with applicable state gaming rules and regulations, as well as compliance with generally applicable tax and accounting rules. Because PropCo’s and the REIT’s businesses have not operated as a separate publicly traded company, the Debtors cannot ensure that PropCo and the REIT will be able to successfully implement the infrastructure or retain the personnel necessary to operate PropCo and the REIT as a separate publicly traded company or that PropCo and the REIT will not incur costs in excess of anticipated costs to establish such infrastructure and retain such personnel.

3.	The Companies May Be Unable to Engage in Desirable Strategic or Capital-Raising Transactions Following the Separation. In Addition, the Companies Could Be Liable for Adverse Tax Consequences Resulting from Engaging in Significant Strategic or Capital-Raising Transactions

To preserve the tax-free treatment of the Separation, the Companies may be prohibited from pursuing certain transactions that may otherwise be value-maximizing. These prohibitions could include, among other things, limitations on entering into certain transactions involving the sale or repurchase of equity, divesting or otherwise ceasing certain business operations, or taking or failing to take any other action that would negatively affect the tax-free treatment of the Separation. In addition, the Companies could be subject to a 100% U.S. federal income tax on any net income derived from certain prohibited transactions.

4.	The Debtors’ Inability to Obtain All Material Third-Party Approvals in Connection with the Separation May Have a Material Adverse Effect on the Debtors’ Ability to Consummate the Separation

There are numerous authorizations, consents, approvals, and clearances of third parties including federal, state, and local governmental agencies (the “Third-Party Approvals”) that the Debtors must obtain to consummate the Separation and the restructuring of the Debtors’ businesses in connection therewith, including approvals by gaming and racing authorities in various jurisdictions. In some cases, these approvals must be obtained before the Separation can be completed. The Debtors believe that as of the Confirmation Date, they will not yet have all of the necessary Third-Party Approvals, and that obtaining such necessary Third-Party Approvals may take several months. There is no assurance that the Debtors will be able to obtain these Third-Party Approvals. The Debtors do not intend to consummate the Separation if it does not receive all required Third-Party Approvals, unless it believes that the inability to obtain one or more Third-Party Approvals would not reasonably be expected to have a material adverse effect on the Companies. However, there can be no assurance that such a material adverse effect will not occur.

5.	The Separation Could Give Rise to Disputes or Other Unfavorable Effects, Which Could Have a Material Adverse Effect on the Business, Financial Position, or Results of Operations of the Companies

Disputes with third parties could arise out of the Separation, and the Companies could experience unfavorable reactions to the Separation from employees, ratings agencies, regulators, or other interested parties. These disputes and reactions of third parties could have a material adverse effect on the business, financial position, or results of operations of the Companies. In addition, following the Separation, disputes between OpCo and PropCo (and their subsidiaries) could arise in connection with any of the Master Lease Agreements, the Management and Lease Support Agreements, the Right of First Refusal Agreement, or other agreements.

6.	If the Separation Does Not Qualify as A Transaction that is Generally Tax-Free for U.S. Federal Income Tax Purposes, the Companies Could Be Subject to Significant Tax Liabilities and, in Certain Circumstances, Indemnification Obligations Could Result

The Debtors are seeking to obtain one or more legal opinions with respect to the federal income tax consequences of the Spin Structure (the “Spin Opinion”) and the Partnership Contribution Structure (the “Partnership Opinion,” and together with the Spin Opinion, the “Tax Opinions”), as applicable, in addition to a private letter ruling from the IRS to confirm that, if the Spin Structure is utilized, certain requirements under sections 355 and 368(a)(1)(G) of the Internal Revenue Code are satisfied. The Debtors expect that the Tax Opinions will conclude that the Separation, regardless of whether it is consummated via the Spin Structure or the Partnership Contribution Structure, should qualify as a transaction that is generally tax-free for U.S. federal income tax purposes. However, the Spin Ruling will not address certain requirements for tax-free treatment under sections 355 and 368(a)(1)(G) of the Internal Revenue Code, as the IRS has indicated that it will no longer provide a general ruling that a transaction qualifies for tax-free treatment under those sections, and the Spin Ruling and the Tax Opinions will rely on, among other things, certain representations, assumptions, and undertakings, including those relating to the past and future conduct of the Companies.

Even if the Spin Ruling is obtained and notwithstanding the Tax Opinions, the IRS could determine that the Separation is a fully taxable event if, (a) in the case of the Spin Structure, it determines any of the representations, assumptions, or undertakings that were included in the request for the Spin Ruling are false or have been violated, or (b) in both the Spin Structure and the Partnership Contribution Structure, it disagrees with the treatment of any item, including the conclusions in the Tax Opinions, for which no ruling was obtained.

If the Separation fails to generally qualify for tax-free treatment, the Companies would likely incur significant tax liabilities. Certain Holders may also incur significant tax liabilities.

PropCo and OpCo will enter into a tax matters agreement that will generally prohibit certain actions that would pose a significant risk of causing the Separation not to qualify as a transaction that is generally tax-free. Such agreement will also allocate the risks and costs associated with the Separation between PropCo and OpCo. To the extent the provisions of the tax matters agreement are invoked in the future, a party to that agreement could have a substantial contractual liability to the other parties under that agreement.

J.	Risk Factors and Considerations Regarding the Status of the REIT as a Real Estate Investment Trust

1.	If the REIT Does Not Qualify to Be Taxed as a Real Estate Investment Trust, or Fails to Remain Qualified as a Real Estate Investment Trust, the REIT Will Be Subject to U.S. Federal Income Tax as a Regular Corporation and Could Face a Substantial Tax Liability

The Debtors intend that the REIT will qualify to be taxed as a real estate investment trust and that the REIT will operate in a manner that will allow the REIT to be classified as and taxed as a real estate investment trust for U.S. federal income tax purposes. The validity of the REIT’s qualification as a real estate investment trust, however, will depend on the REIT’s satisfaction of certain asset, income, organizational, distribution, shareholder ownership, and other requirements on a continuing basis, which will depend on, among other things, the assets of PropCo. The REIT’s ability to satisfy the asset tests depends on the characterization and fair market values of PropCo’s assets, some of which are not susceptible to a precise determination.

As discussed below, on March 20, 2015, the Debtors submitted a request for a private letter ruling from the IRS with respect to certain issues relevant to the REIT’s qualification as a real estate investment trust. If received, the REIT may generally rely upon the ruling. However, no assurance can be given that the IRS will not challenge the REIT’s qualification as a real estate investment trust on the basis of other issues or facts outside the scope of the ruling, if provided.

The REIT may not meet the conditions for qualification as a real estate investment trust. If the REIT were to fail to qualify to be taxed as a real estate investment trust in any taxable year, it would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates, and dividends paid to the REIT’s shareholders would not be deductible by the REIT in computing its taxable income. Any resulting corporate liability could be substantial and would reduce the amount of cash available for distribution to holders of REIT stock, which in turn could have an adverse effect on the value of the REIT stock. Unless the REIT were entitled to relief under certain Internal Revenue Code provisions, the REIT also would be disqualified from reelecting to be taxed as a real estate investment trust for the four taxable years following the year in which the REIT failed to qualify to be taxed as a real estate investment trust.

2.	The Debtors Have No Operating History as a Real Estate Investment Trust

The Debtors have no operating history as a real estate investment trust. The REIT’s board of directors and senior management will have overall responsibility for the REIT’s management, including with respect to the implementation of substantial control systems, policies, and procedures in order to maintain the REIT’s qualification as a real estate investment trust. There can be no assurance that the past experience of the Debtors’ management will be sufficient to successfully implement these systems, policies, and procedures and to operate the REIT. If a failure occurs, the failure could jeopardize the REIT’s status as a real estate investment trust, and the loss of such status would materially and adversely affect the REIT.

3.	Applicable Real Estate Investment Trust Laws May Restrict Certain Business Activities

The REIT will be subject to various restrictions on its income, assets, and activities, which are discussed in more detail below. Business activities that could be affected by applicable real estate investment trust laws include, but are not limited to, activities such as developing alternative uses of real estate. Due to these restrictions, the Debtors anticipate that the REIT may conduct certain business activities through one or more TRSs. Any such TRSs would be taxable as C corporations and would be subject to federal, state, local, and, if applicable, foreign taxation on their taxable income.

4.	Qualifying as a Real Estate Investment Trust Involves the Application of Highly Technical and Complex Provisions of the Internal Revenue Code

Qualification as a real estate investment trust involves the application of highly technical and complex Internal Revenue Code provisions for which only limited judicial and administrative authorities exist, certain of which are discussed in more detail below. Even a technical or inadvertent violation could jeopardize the REIT’s real estate investment trust qualification. The REIT’s qualification as a real estate investment trust will depend on its satisfaction of certain asset, income, organizational, distribution, shareholder ownership, and other requirements on a continuing basis. In addition, the REIT’s ability to satisfy the requirements to qualify to be taxed as a REIT may depend in part on the actions of third parties over which it has no control or only limited influence.

5.	Legislative or Other Actions Affecting Real Estate Investment Trusts Could Have a Negative Effect on the REIT

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury (the “Treasury”). Changes to the tax laws or interpretations thereof by the IRS and the Treasury, with or without retroactive application, could materially and adversely affect the REIT. The Debtors cannot predict how changes in the tax laws might affect the REIT. New legislation, Treasury regulations, administrative interpretations, or court decisions could significantly and negatively affect the REIT’s ability to qualify to be taxed as a real estate investment trust or the U.S. federal income tax consequences to the REIT of such qualification.

Importantly, the Debtors believe that, because the Spin Request was filed with the IRS prior to December 7, 2015 and has not been subsequently withdrawn (and because no ruling had been issued or denied in its entirety prior to such date), the tax-free spin-off contemplated by the Plan is “grandfathered” from a provision in the PATH Act that prevents companies involved in tax-free spin-offs from electing REIT status.

6.	The REIT Could Fail to Qualify to Be Taxed as a Real Estate Investment Trust If Income it Receives from PropCo or Its Subsidiaries Is Not Treated as Qualifying Income

Under applicable provisions of the Internal Revenue Code, the REIT will not be treated as a real estate investment trust unless it satisfies various requirements, including requirements relating to the sources of its gross income. Rents received or accrued by the REIT from OpCo through PropCo or its subsidiaries will not be treated as qualifying rent for purposes of these requirements if the Master Lease Agreements are not respected as true leases for U.S. federal income tax purposes and is instead treated as a service contract, joint venture, or some other type of arrangement. If the Master Lease Agreements are not respected as true leases for U.S. federal income tax purposes, the REIT may fail to qualify to be taxed as a real estate investment trust.

In addition, subject to certain exceptions, rents received or accrued by the REIT from a tenant (including OpCo) through PropCo or its subsidiaries will not be treated as qualifying rent for purposes of these requirements if the REIT or an actual or constructive owner of 10 percent or more of the REIT stock actually or constructively owns 10 percent or more of the total combined voting power of all classes of OpCo stock entitled to vote or 10 percent or more of the total value of all classes of such tenant’s stock. The REIT’s charter will provide for restrictions on ownership and transfer of its shares of stock, including restrictions on such ownership or transfer that would cause the rents received or accrued by the REIT from such tenant through PropCo or its subsidiaries to be treated as non-qualifying rent for purposes of the real estate investment trust gross income requirements. Nevertheless, there can be no assurance that such restrictions will be effective in ensuring that rents received or accrued by the REIT through PropCo or its subsidiaries will be treated as qualifying rent for purposes of real estate investment trust qualification requirements.

7.	Dividends Payable by Real Estate Investment Trusts Do Not Qualify for the Reduced Tax Rates Available for Some Dividends

The maximum U.S. federal income tax rate applicable to income from “qualified dividends” payable by U.S. corporations to U.S. shareholders that are individuals, trusts, and estates is currently 20 percent (and an additional 3.8 percent tax on net investment income may also be applicable). Dividends payable by real estate investment trusts, however, generally are not eligible for the reduced rates applicable to “qualified dividends.” Although these rules do not adversely affect the taxation of real estate investment trusts, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts, and estates to perceive investments in real estate investment trusts to be relatively less attractive than investments in the stock of other corporations that pay dividends, which could adversely affect the value of the stock of real estate investment trusts, including the REIT’s stock.

8.	Real Estate Investment Trust Distribution Requirements Could Adversely Affect the REIT’s Ability to Execute Its Business Plan

The REIT generally must distribute annually at least 90 percent of its real estate investment trust taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gains, in order for the REIT to qualify to be taxed as a real estate investment trust (assuming that certain other requirements are also satisfied) so that U.S. federal corporate income tax does not apply to earnings that the REIT distributes. To the extent that the REIT satisfies this distribution requirement and qualifies for taxation as a real estate investment trust but distributes less than 100 percent of its real estate investment trust taxable income, the REIT will be subject to U.S. federal corporate income tax on its undistributed net taxable income. In addition, the REIT will be subject to a 4 percent nondeductible excise tax if the actual amount that the REIT distributes to its shareholders in a calendar year is less than a minimum amount specified under U.S. federal income tax laws. The Debtors intend that the REIT will make distributions to its shareholders to comply with the real estate investment trust requirements of the Internal Revenue Code.

From time to time, the REIT may generate taxable income greater than its cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves, or required debt or amortization payments. If the REIT does not have other funds available in these situations, the REIT could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices, or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable the REIT to pay out enough of its taxable income to satisfy the real estate investment trust distribution requirement and to avoid corporate income tax and the 4 percent excise tax in a particular year. These alternatives could increase the REIT’s costs or reduce the value of its equity. Alternatively, and as discussed below, the REIT could elect to satisfy its distribution requirements by making taxable distributions of cash and stock. Thus, compliance with the real estate investment trust requirements may hinder the REIT’s ability to grow, which could adversely affect the value of the REIT’s stock, or cause holders of the REIT’s stock to incur tax liabilities in excess of cash distributions. Restrictions in the New Debt or any other indebtedness of the Companies following the Separation, including restrictions on the REIT’s ability to incur additional indebtedness or make certain distributions, could preclude it from meeting the 90 percent distribution requirement. Decreases in funds from operations due to unfinanced expenditures for acquisitions of properties would adversely affect the ability of the REIT to maintain distributions to its shareholders. Moreover, the failure of OpCo to make rental payments under the Master Lease Agreements would materially impair the ability of the REIT to make distributions. Consequently, there can be no assurance that the REIT will be able to make distributions at the anticipated distribution rate or any other rate.

9.	Even If the REIT Remains Qualified as a Real Estate Investment Trust, the REIT May Face Other Tax Liabilities That Reduce Its Cash Flow

Even if the REIT remains qualified for taxation as a real estate investment trust, the REIT may be subject to certain federal, state, and local taxes on its income and assets, including taxes on any undistributed income and state or local income, property, and transfer taxes. For example, the REIT will hold some of its assets or conduct certain of its activities through one or more TRSs or other subsidiary corporations that will be subject to federal, state, and local corporate-level income taxes as regular C corporations as well as state and local gaming taxes. In addition, the REIT may incur a 100 percent excise tax on transactions with a TRS if they are not conducted on an arm’s-length basis. Any of these taxes would decrease cash available for distribution to the REIT’s shareholders.

10.	Complying with Real Estate Investment Trust Requirements May Cause the REIT to Forgo Otherwise Attractive Acquisition Opportunities or Liquidate Otherwise Attractive Investments

To qualify to be taxed as a real estate investment trust for U.S. federal income tax purposes, the REIT must ensure that, at the end of each calendar quarter, at least 75 percent of the value of its assets consists of cash, cash items, government securities, and “real estate assets” (as defined in the Internal Revenue Code), including certain mortgage loans and securities. The remainder of the REIT’s investments (other than government securities, qualified real estate assets, and securities issued by a TRS) generally cannot include more than 10 percent of the outstanding voting securities of any one issuer or more than 10 percent of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5 percent of the value of the REIT’s total assets (other than government securities, qualified real estate assets, and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25 percent of the value of the REIT’s total assets can be represented by securities of one or more TRSs (and such limit will be reduced to 20 percent for tax years beginning after December 31, 2017). If the REIT fails to comply with these requirements at the end of any calendar quarter, it must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing its real estate investment trust qualification and suffering adverse tax consequences. As a result, the REIT may be required to liquidate or forgo otherwise attractive investments. These actions could have the effect of reducing the REIT’s income and amounts available for distribution to its shareholders.

In addition to the asset tests set forth above (which are discussed in more detail below), to qualify to be taxed as a real estate investment trust, the REIT must continually satisfy tests concerning, among other things, the sources of its income, the amounts it distributes to its shareholders, and the ownership of REIT stock. The REIT may be unable to pursue investments that would be otherwise advantageous to the REIT in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a real estate investment trust. Thus, compliance with the real estate investment trust requirements may hinder the REIT’s ability to make certain attractive investments.

11.	Complying with Real Estate Investment Trust Requirements May Limit the REIT’s Ability to Effectively Hedge and May Cause the REIT to Incur Tax Liabilities

The real estate investment trust provisions of the Internal Revenue Code substantially limit the REIT’s ability to hedge its assets and liabilities. Income from certain hedging transactions that the REIT may enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets or from transactions to manage risk of currency fluctuations with respect to any item of income or gain that satisfies the real estate investment trust gross income tests (including gain from the termination of such a transaction) does not constitute “gross income” for purposes of the 75 percent or 95 percent gross income tests that apply to real estate investment trusts, provided that certain identification requirements are met. To the extent that the REIT enters into other types of hedging transactions or fails to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, the REIT may be required to limit its use of advantageous hedging techniques or implement those hedges through a TRS. This could expose the REIT to greater risks associated with changes in interest rates than the REIT would otherwise want to bear or increase the cost of the REIT’s hedging activities because the TRS may be subject to tax on gains. In addition, losses in the TRS will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the TRS.

12.	Even If the REIT Qualifies to Be Taxed as a Real Estate Investment Trust, the REIT Could Be Subject to Tax on Any Unrealized Net Built-In Gains in the Assets Held Before Electing to Be Treated as a Real Estate Investment Trust

The REIT will own appreciated assets that were held by the Debtors before the REIT elected to be treated as a real estate investment trust and were acquired by the REIT in a transaction in which the adjusted tax basis of the assets in the REIT’s hands is determined by reference to the adjusted tax basis of the assets in the hands of the

Debtors. If the REIT disposes of any such appreciated assets during the ten-year period following the REIT’s acquisition of the assets from the Debtors (i.e., during the ten-year period following the REIT’s qualification as a real estate investment trust), the REIT will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that they were acquired by the REIT (i.e., at the time that the REIT became a real estate investment trust) over the adjusted tax basis of such assets on such date, which are referred to as built-in gains. The REIT would be subject to this tax liability even if it qualifies and maintains its status as a real estate investment trust. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining real estate investment trust taxable income and the REIT’s distribution requirement. Any tax on the recognized built-in gain will reduce real estate investment trust taxable income. The REIT may choose not to sell in a taxable transaction appreciated assets it might otherwise sell during the ten-year period in which the built-in gain tax applies in order to avoid the built-in gain tax. However, there can be no assurances that such a taxable transaction will not occur. If the REIT sells such assets in a taxable transaction, the amount of corporate tax that the REIT will pay will vary depending on the actual amount of net built-in gain or loss present in those assets as of the time the REIT became a real estate investment trust. The amount of tax could be significant.

13.	If PropCo Fails To Qualify as a Partnership for U.S. Federal Income Tax Purposes, the REIT Would Cease to Qualify as a Real Estate Investment Trust and Suffer Other Adverse Consequences

The Debtors anticipate that PropCo will be treated as a partnership for U.S. federal income tax purposes. As a partnership, PropCo will not be subject to federal income tax on its income. Instead, each of its partners, including the REIT, will be allocated, and may be required to pay tax with respect to, its allocable share of PropCo’s income. The Debtors cannot assure parties that the IRS will not challenge the status of PropCo or any other subsidiary partnership in which the REIT owns an interest as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating PropCo or any other subsidiary partnership as an entity taxable as a corporation for U.S. federal income tax purposes, it is likely that the REIT would fail to meet the gross income tests and certain of the asset tests applicable to real estate investment trusts, and, accordingly, the REIT would likely cease to qualify as a real estate investment trust. Also, the failure of PropCo or any subsidiary partnership to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including the REIT.

14.	The REIT Opinion Letter Regarding the REIT’s Status as a Real Estate Investment Trust Does Not Guarantee the REIT’s Ability to Qualify as a Real Estate Investment Trust

As discussed below, the REIT Opinion Letter will provide that the REIT has been organized in conformity with the requirements for qualification as a real estate investment trust and the REIT’s proposed method of operation as represented by the Debtors will enable the REIT to satisfy the requirements for such qualification. The REIT Opinion Letter will be based on representations made by the Debtors as to certain factual matters relating to the REIT’s organization and intended or expected manner of operation. In addition, the REIT Opinion Letter will be based on the law existing and in effect on the date of the REIT Opinion Letter. The REIT’s qualification and taxation as a real estate investment trust will depend on the REIT’s ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels, and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code. The party providing the REIT Opinion Letter will not review the REIT’s compliance with these tests on a continuing basis. Accordingly, no assurance can be given that the REIT will satisfy such tests on a continuing basis. Also, the REIT Opinion Letter will represent counsel’s legal judgment based on the law in effect as of the date of the REIT Opinion Letter, is not binding on the IRS or any court, and could be subject to modification or withdrawal based on future legislative, judicial, or administrative changes to U.S. federal income tax laws, any of which could be applied retroactively. The party providing the REIT Opinion Letter will have no obligation to advise the REIT or Holders of REIT stock of any subsequent change in the matters stated, represented, or assumed in the REIT Opinion Letter or of any subsequent change in applicable law.

K.	Risk Factor Relating to Appeal and Equitable Mootness

Pursuant to the terms of the Plan, if the Plan is confirmed, substantial consummation of the Plan will occur on the Effective Date. If a creditor chooses to appeal such confirmation of the Plan, the creditor may need to obtain a stay preventing the Debtors from consummating the Plan because if the Plan goes effective, the creditor’s appeal may equitably moot. See, e.g., Duff v. Cent. Sleep Diagnostics, LLC, 801 F.3d 833, 840 (7th Cir. 2015).

L.	Risks Relating to the New Debt

1.	Failure to Syndicate the OpCo First Lien Debt, OpCo Second Lien Debt, CPLV Market Debt May Prevent Consummation of the Plan

Pursuant to the terms of the Plan, the Companies must syndicate the OpCo First Lien Debt and the OpCo Second Lien Debt to third parties for Cash. If the Companies are unable to syndicate up to $882 million of OpCo First Lien Debt and/or up to $406 million of OpCo Second Lien Debt for Cash, they can seek a waiver by the Requisite Consenting Bank Creditors pursuant to Article IX.B of the Plan and instead distribute the OpCo First Lien Term Loan and/or the OpCo Second Lien Notes (as applicable) in aggregate principal amounts equal to, respectively, the amount of the unsubscribed portion the OpCo First Lien Debt and/or OpCo Second Lien Debt to the Holders of Prepetition Credit Agreement Claims pursuant to the terms of the Plan. If, the Companies are unable to syndicate up to $306 million of OpCo First Lien Debt and/or up to $141 million OpCo Second Lien Debt for Cash, they can seek a waiver by the Requisite Consenting Bond Creditors pursuant to Article IX.B of the Plan and instead distribute, as applicable, the OpCo First Lien Notes and/or the OpCo Second Lien Notes in aggregate principal amounts equal to, respectively, the amount of the unsubscribed portion the OpCo First Lien Debt and/or OpCo Second Lien Debt to the Holders of Secured First Lien Notes Claims pursuant to the terms of the Plan.

Should the Companies fail to syndicate the OpCo First Lien Debt and/or the OpCo Second Lien Debt and fail to obtain a waiver from the Requisite Consenting Bank Creditors, the Unsecured Creditors Committee, and/or the Requisite Consenting Bond Creditors (as applicable and subject to the effectiveness of each party’s applicable Restructuring Support Agreement), the Plan cannot be consummated and the Companies’ reorganization efforts will be put at substantial risk. In addition, the Companies are required to syndicate at least $1.8 billion of the CPLV Market Debt to third parties for cash. If the Companies fail to do so, the Plan cannot be consummate and the Companies’ reorganization efforts will be put at substantial risk.

2.	The New Debt, as Applicable, of Each of the Companies Is Structurally Subordinated to All Liabilities of Each of Such Company’s Subsidiaries That Are Not Asset Pledgors or Guarantors of Such New Debt

The New Debt, as applicable, of each of the Companies will be structurally subordinated to indebtedness and other liabilities of each of such Company’s subsidiaries that are not asset pledgors or guarantors of such New Debt, and the claims of creditors of these subsidiaries, including trade creditors, will have priority as to the assets of these subsidiaries. In the event of a bankruptcy, liquidation, or reorganization of any subsidiaries that are not asset pledgors or guarantors of New Debt, as applicable, such subsidiaries will pay the holders of their debts, holders of their preferred equity interests and their trade creditors before they will be able to distribute any of their assets to the applicable Company. In addition, the guarantee of New Debt by a subsidiary will be structurally subordinated to indebtedness of subsidiaries of that subsidiary guarantor, as well as any other indebtedness incurred in the future by subsidiaries of such subsidiaries, in each case that are not also asset pledgors or guarantors.

The New Debt, as applicable, of each of the Companies will not be secured by the assets of each of such Company’s non-U.S. subsidiaries, any other subsidiaries that are not wholly owned by such Company, or any subsidiaries designated as unrestricted subsidiaries. CPLV will be designated an unrestricted subsidiary and will not be a pledgor or guarantor with respect to the PropCo debt. These subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any amounts due pursuant to the applicable New Debt, or to make any funds available therefore, whether by dividends, loans, distributions, or other payments. Any right that the Companies or the Companies’ subsidiaries that are asset pledgors or guarantors with respect to the New Debt have to receive any assets of any of these subsidiaries upon their liquidation or reorganization, and the consequent rights of holders of New Debt, as applicable, to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors and holders of the preferred equity interests of those subsidiaries.

3.	Each Tranche of New Debt of Each Company Is Secured Only to the Extent of the Value of the Assets That Will Be Granted as Security for Such Tranche of New Debt, Which May Not Be Sufficient to Satisfy Such Company’s Obligations Under Such Tranche of New Debt

No appraisals of any of the collateral will be prepared by or on behalf of the Companies in connection with the issuance of the New Debt. The fair market value of the collateral securing each tranche of New Debt is subject to fluctuations based on factors that include, among others, each such Company’s ability to implement its business strategy, the ability to sell the applicable collateral in an orderly sale, general economic conditions, the availability of buyers, and similar factors. In addition, courts could limit recoverability if they apply non-New York law to a proceeding and deem a portion of the interest claim usurious in violation of public policy. The amount to be received upon a sale of any collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the collateral at such time, general market and economic conditions, and the timing and manner of the sale.

In addition, the collateral securing each tranche of New Debt will be subject to liens permitted under the terms of the credit agreements and indentures, as applicable, governing the respective tranches of New Debt, whether such permitted liens arise before, on, or after the date the New Debt is issued. The existence of any permitted liens could adversely affect the value of the collateral securing any tranche of New Debt, as well as the ability of the applicable collateral agent to realize or foreclose on such collateral.

There also can be no assurance that any collateral will be saleable and, even if saleable, the timing of any liquidation is uncertain. To the extent that liens, rights, or easements granted to third parties encumber assets located on property securing each tranche of New Debt, such third parties have or may exercise rights and remedies with respect to such property subject to such liens that could adversely affect the value of such collateral and the ability of the applicable collateral agent to realize or foreclose on such collateral. By its nature, some or all of the collateral securing each tranche of New Debt may be illiquid and may have no readily ascertainable market value. In the event that a bankruptcy case is commenced by or against a Company, if the value of the collateral securing a tranche of such Company’s New Debt is less than the amount of such Company’s principal and accrued and unpaid interest on such tranche of New Debt and all other senior secured obligations, interest may cease to accrue on such tranche of New Debt from and after the date the bankruptcy petition is filed. In the event of a foreclosure, liquidation, bankruptcy, or similar proceeding, there can be no assurance that the proceeds from any sale or liquidation of any collateral will be sufficient to pay the obligations due under the applicable Company’s applicable tranche of New Debt.

In addition, not all of the Companies’ assets will secure their New Debt. For example, the collateral securing the New Debt of each Company will not include, among other things:

•	any property or assets owned by any foreign subsidiaries;

•	certain real property;

•	any vehicles; or

•	subject to certain limitations, any assets or any right, title, or interest in any license, contract, or agreement to the extent that taking a security interest in any of them would violate any applicable law or regulation or any enforceable contractual obligation binding on the assets or would violate the terms of any such license, contract, or agreement.

To the extent the claims of the holders of a tranche of New Debt exceed the value of the assets securing such tranche of New Debt and other liabilities, those claims will rank equally with the claims of the holders of the applicable Company’s other series of junior lien or unsecured senior indebtedness. As a result, if the value of the assets pledged as security for a tranche of New Debt and other liabilities is less than the value of the claims of the holders of such tranche of New Debt and other liabilities, the claims of the holders of such tranche of New Debt may not be satisfied in full before the claims of the applicable Company’s junior lien and unsecured creditors are paid. Furthermore, upon enforcement against any collateral or in insolvency, under the terms of any intercreditor agreement applicable to the New Debt the claims of the holders of the PropCo Second Lien Notes and the OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable) to the proceeds of such enforcement will rank behind the claims of the holders of obligations under, respectively the PropCo First Lien Notes, PropCo First Lien Term Loan, and the OpCo First Lien Debt (and OpCo First Lien Notes and/or OpCo First Lien Term Loan, if applicable) which are first-priority obligations and claims of holders of additional secured indebtedness (to the extent permitted to have priority by the applicable intercreditor agreement).

4.	A Substantial Portion of the Collateral Will Consist of Real Estate Properties

The New Debt of PropCo will be substantially secured by liens on PropCo’s real estate properties located in various states. State laws govern the perfection, enforceability and foreclosure of mortgage liens against real property interests, which secure debt obligations such as the New Debt of PropCo. The laws of those states may limit the ability of holders of New Debt of PropCo to foreclose on the real estate property collateral located in such states as these laws may impose procedural requirements for foreclosure different from and necessitating a longer time period for completion than the requirements for foreclosure of security interests in personal property.

In addition, upon foreclosure, the illiquid nature of real estate investments may limit the ability of holders of New Debt of PropCo to realize on the value of the collateral as there may be a limited number of interested purchasers and the value offered may not reflect the market value of the real estate collateral.

5.	The Holders of the PropCo Second Lien Notes Will Receive Proceeds from the Collateral Only After the Debt Owed to the Holders of the PropCo First Lien Term Loan and PropCo First Lien Notes Are Fully Repaid

Substantially all of the assets owned by PropCo and its subsidiary asset pledgors and guarantors for the PropCo Second Lien Notes on the date of the indenture governing the PropCo Second Lien Notes or thereafter acquired, and all proceeds therefrom, will be subject to first-priority liens (subject to permitted liens) in favor of the holders of the PropCo First Lien Term Loan and PropCo First Lien Notes. PropCo’s failure to comply with the terms of the agreements governing the PropCo First Lien Term Loan and PropCo First Lien Notes could entitle such first lien lenders to declare all indebtedness thereunder to be immediately due and payable. If PropCo was unable to service the PropCo First Lien Term Loan and PropCo First Lien Notes, the collateral agent or agents thereunder could foreclose on PropCo’s assets that serve as collateral. Pursuant to PropCo’s intercreditor agreement, the lenders and holders of the PropCo First Lien Term Loan and PropCo First Lien Notes will vote as a class to control all decisions with respect to the collateral. In addition, the collateral securing the PropCo First Lien Term Loan and PropCo First Lien Notes will also secure the PropCo Second Lien Notes and may additionally secure certain other future parity lien debt that may be issued in compliance with the terms of any credit agreement or indenture governing the PropCo First Lien Term Loan, PropCo First Lien Notes, and PropCo Second Lien Notes. Holders of the PropCo Second Lien Notes generally, subject to certain potential exclusions, will have second priority liens on the assets that will secure the PropCo First Lien Term Loan and PropCo First Lien Notes. As a result, upon any distribution to PropCo’s creditors, liquidation, reorganization, or similar proceedings, or following acceleration of PropCo’s indebtedness, or an event of default under PropCo’s indebtedness, and enforcement of the collateral, the holders of PropCo First Lien Term Loans and PropCo First Lien Notes will be entitled to be repaid in full from the proceeds of all the assets constituting collateral before any payment is made to the holders of the PropCo Second Lien Notes from the proceeds of that collateral.

6.	The Rights of Holders of the PropCo Second Lien Notes to the Collateral Securing Such Indebtedness Will Be Governed, and Materially Limited, by the Related Intercreditor Agreement

Pursuant to the terms of the intercreditor agreement relating to the PropCo Second Lien Notes, the lenders and holders of the PropCo First Lien Term Loans, which are obligations secured by the collateral on a first priority basis, will control substantially all matters related to the collateral. Under the related intercreditor agreement, at any time that PropCo First Lien Term Loan and PropCo First Lien Notes remain outstanding, any actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings, and to approve amendments to, releases of collateral from the lien of, and waivers of past defaults under, the collateral documents) will be at the direction of the holders of the PropCo First Lien Loans and PropCo First Lien Notes Under such circumstances, the trustee and collateral agent on behalf of the holders of the PropCo Second Lien Notes will not have the ability to control or direct such actions, even if the rights of the holders of the PropCo Second Lien Notes are adversely affected. Any release of all first priority liens upon any collateral approved by the holders of first priority liens will also release the second priority liens securing the PropCo Second Lien Notes on substantially the same collateral, and holders of PropCo Second Lien Notes will have no control over such release.

Furthermore, because the lenders under the PropCo First Lien Term Loans and holders of the PropCo First Lien Notes control the disposition of the collateral securing the PropCo First Lien Term Loans, PropCo First Lien Notes, and PropCo Second Lien Notes, if there were an event of default under the PropCo Second Lien Notes, the lenders under the PropCo First Lien Term Loans and holders of the PropCo First Lien Notes could decide not to proceed against the collateral. In such event, the only remedy available to the holders of PropCo Second Lien Notes would be to sue for payment on the PropCo Second Lien Notes. By virtue of the direction of the administration of the pledges and security interests and the release of collateral, actions may be taken under the collateral documents that may be adverse to the holders of the PropCo Second Lien Notes. Unless and until the discharge of the PropCo First Lien Term Loans and PropCo First Lien Notes has occurred, the sole right of the holders of the PropCo Second Lien Notes in respect of the collateral is to hold a lien on the collateral.

7.	The Holders of the OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable) Will Receive Proceeds from the Collateral Only After the Debts Owed to the Holders of the OpCo First Lien Debt (and OpCo First Lien Notes and/or OpCo First Lien Term Loan, if applicable) Are Fully Repaid

Substantially all of the assets owned by OpCo and its subsidiary asset pledgors and guarantors for the OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable) on the date of the agreement governing the OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable) or thereafter acquired, and all proceeds therefrom, will be subject to first-priority liens in favor of the holders of the OpCo First Lien Debt (and OpCo First Lien Notes and/or OpCo First Lien Term Loan, if applicable). OpCo’s failure to comply with the terms of the agreements governing the OpCo First Lien Debt (and OpCo First Lien Notes and/or OpCo First Lien Term Loan, if applicable) could entitle such first lien lenders to declare all indebtedness thereunder to be immediately due and payable. If OpCo was unable to service the OpCo First Lien Debt (and OpCo First Lien Notes and/or OpCo First Lien Term Loan, if applicable), the collateral agent or agents thereunder could foreclose on OpCo’s assets that serve as collateral. Pursuant to OpCo’s intercreditor agreement, the group of lenders and holders of the OpCo First Lien Debt (and OpCo First Lien Notes and/or OpCo First Lien Term Loan, if applicable) initially controls all decisions with respect to the collateral. In addition, the collateral securing the OpCo First Lien Debt (and OpCo First Lien Notes and/or OpCo First Lien Term Loan, if applicable) also secures the OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable) and may additionally secure certain other future parity lien debt that may be issued in compliance with the terms of any credit agreement or indenture governing the OpCo First Lien Debt (and OpCo First Lien Notes and/or OpCo First Lien Term Loan, if applicable) or OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable). Holders of the OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable) generally, subject to certain potential exclusions, will have second priority liens on the assets generally securing the OpCo First Lien Debt (and OpCo First Lien Notes and/or OpCo First Lien Term Loan, if applicable). As a result, upon any distribution to OpCo’s creditors, liquidation, reorganization, or similar proceedings, or following acceleration of OpCo’s indebtedness, or an event of default under OpCo’s indebtedness, and enforcement of the collateral, the holders of OpCo First Lien Debt (and OpCo First Lien Notes and/or OpCo First Lien Term Loan, if applicable) will be entitled to be repaid in full from the proceeds of all the assets constituting collateral before any payment is made to the holders of the OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable) from the proceeds of that collateral.

8.	The Rights of Holders of the OpCo Second Lien Notes to the Collateral Securing Such Indebtedness Will Be Governed, and Materially Limited, by the Related Intercreditor Agreement

Pursuant to the terms of the intercreditor agreement relating to the OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable), the lenders and holders of the OpCo First Lien Debt (and OpCo First Lien Notes and/or OpCo First Lien Term Loan, if applicable), which are obligations secured by the collateral on a first priority basis, will control substantially all matters related to the collateral. Under the related intercreditor agreement, at any time that OpCo First Lien Debt (and OpCo First Lien Notes and/or OpCo First Lien Term Loan, if applicable) remain outstanding, any actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings, and to approve amendments to, releases of collateral from the lien of, and waivers of past defaults under, the collateral documents) will be at the direction of the holders of the OpCo First Lien Debt (and OpCo First Lien Notes and/or OpCo First Lien Term Loan, if applicable). Under such circumstances, the trustee and/or collateral agent on behalf of the holders of the OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable) will not have the ability to control or direct such actions, even if the rights of the holders of the OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable) are adversely affected. Any release of all first priority liens upon any collateral approved by the holders of first priority liens will also release the second priority liens securing the OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable) on substantially the same collateral, and holders of OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable) will have no control over such release.

Furthermore, because the lenders and issuers under the OpCo First Lien Debt (and OpCo First Lien Notes and/or OpCo First Lien Term Loan, if applicable) control the disposition of the collateral securing the OpCo First Lien Debt (and OpCo First Lien Notes and/or OpCo First Lien Term Loan, if applicable) and OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable), if there were an event of default under the OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable), the lenders or holders under the OpCo First Lien Debt (and OpCo First Lien Notes and/or OpCo First Lien Term Loan, if applicable) could decide not to proceed against the collateral. In such event, the only remedy available to the holders of OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable) would be to sue for payment on the OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable). By virtue of the direction of the administration of the pledges and security interests and the release of collateral, actions may be taken under the collateral documents that may be adverse to the holders of the OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable). Unless and until the discharge of the OpCo First Lien Debt (and OpCo First Lien Notes and/or OpCo First Lien Term Loan, if applicable) has occurred, the sole right of the holders of the OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable) is to hold a lien on the collateral.

9.	Each Company Will in Most Cases Have Control over the Collateral Securing Its New Debt, and the Sale of Particular Assets by Such Company Could Reduce the Pool of Assets Securing Its New Debt

The collateral documents allow each Company to remain in possession of, retain exclusive control over, freely operate, and collect, invest, and dispose of any income from, the collateral securing its New Debt.

In addition, with respect to the PropCo Second Lien Notes and the OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable), PropCo and OpCo will not be required to comply with all or any portion of section 314(d) of the TIA if PropCo or OpCo (as the case may be) determines, in good faith based on advice of counsel, that, under the terms of section 314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or such portion of section 314(d) of the TIA is inapplicable to the released collateral. For example, PropCo or OpCo may, among other things, without any release or consent by the indenture trustee, conduct ordinary course activities with respect to collateral, such as selling, factoring, abandoning, or otherwise disposing of collateral and making ordinary course cash payments (including repayments of indebtedness) so long as in accordance with the provisions of the indentures governing the PropCo Second Lien Notes or the OpCo Second Lien Debt and/or OpCo Second Lien Notes (if applicable) and such transaction would not otherwise violate section 314(d) of the TIA.

10.	The Pledge of the Capital Stock, Other Securities, and Similar Items of the Companies Subsidiaries That Secure the New Debt Will Automatically Be Released from the Lien on Them and No Longer Constitute Collateral to the Extent and for so Long as the Pledge of Such Capital Stock or Such Other Securities Would Require the Filing of Separate Financial Statements with the SEC for the Subsidiary

Certain of the New Debt and the related guarantees are secured by pledges of the stock of the Companies and certain of the Companies’ subsidiaries. Under the SEC regulations in effect as of the issue date of the New Debt, if the par value, book value as carried by the respective Company or market value (whichever is greatest) of the capital stock, other securities or similar items of a subsidiary pledged as part of collateral is greater than or equal to 20 percent of the aggregate principal amount of the New Debt it is securing then outstanding, such subsidiary is required to provide separate financial statements to the SEC. Therefore, the respective credit agreements, indentures, and related collateral documents provide that any capital stock and other securities of the respective Companies’ subsidiaries will be excluded from the collateral securing the respective New Debt to the extent and for so long as the pledge of such capital stock or other securities to secure the respective New Debt would cause such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X (as in effect from time to time).

In addition, the absence of a lien on a portion of the capital stock of any subsidiary pursuant to these provisions in certain circumstances could result in less than a majority of the capital stock of a subsidiary being pledged to secure the respective New Debt, which could impair the ability of the applicable collateral agent, acting on behalf of the holders of the respective New Debt, to sell a controlling interest in such subsidiary or to otherwise realize value on its security interest in such subsidiary’s stock or assets.

As a result, holders of certain of the New Debt could lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries during such period. It may be more difficult, costly, and time-consuming for holders of such New Debt to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary.

11.	There Are Circumstances Other Than Repayment or Discharge of the New Debt Under Which the Collateral Securing Such New Debt Will Be Automatically Released, Without the Consent of the Holders of Such New Debt or the Consent of the Applicable Administrative Agent or Trustee

Under various circumstances, collateral securing the New Debt of each Company will be released automatically, including a sale, transfer or other disposal of such collateral in a transaction not prohibited under the applicable credit agreement or indenture.

The indentures and credit agreements, as applicable, governing the New Debt of each Company permits, subject to certain terms and conditions, that Company to designate one or more of its restricted subsidiaries that is a subsidiary asset pledgor or guarantor as an unrestricted subsidiary.93 If a Company designates one of its subsidiary asset pledgors or guarantors as an unrestricted subsidiary for purposes of the applicable indenture or credit agreement governing a tranche of such Company’s New Debt, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries will be released under the applicable indenture or credit agreement. Designation of a subsidiary asset pledgor or guarantor as an unrestricted subsidiary will reduce the aggregate value of the collateral securing the applicable tranche of New Debt of the applicable Company to the extent that liens on the assets of such unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries.

[93]	Such terms and conditions will be established by the underlying credit documents.

12.	The Rights of Holders of the New Debt to the Collateral Securing the New Debt May Be Adversely Affected by the Failure to Perfect Security Interests in the Collateral and Other Issues Generally Associated with the Realization of Security Interests in Collateral

Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens on the collateral securing the New Debt of each Company may not be perfected if the applicable collateral agent is not able to take the actions necessary to perfect any of these liens on or prior to the date of the issuance of the New Debt. The Companies and their respective subsidiary asset pledgors or guarantors have limited obligations to perfect the security interest of the holders of their respective New Debt in certain limited specified collateral. There can be no assurance that the applicable trustee or collateral agent will monitor, or that the Companies will inform their applicable trustee or collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The applicable collateral agent for each tranche of New Debt has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest. Such failure may result in the loss of the security interest in collateral or the loss the priority of the security interest in favor of the holders of the New Debt against third parties.

In addition, the security interest of each collateral agent will be subject to practical challenges generally associated with the realization of security interests in collateral. For example, each collateral agent may need to obtain the consent of third parties and make additional filings. If a Company is unable to obtain these consents or make these filings, the security interests may be invalid and the holders of the New Debt of such Company will not be entitled to the collateral or any recovery with respect thereto. There can be no assurance that each collateral agent will be able to obtain any such consent. Also, there can be no assurance that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. Accordingly, each collateral agent may not have the ability to foreclose upon those assets and the value of the collateral may significantly decrease.

13.	In the Event of A Company’s Bankruptcy, the Ability of the Holders of the New Debt of Such Company to Realize upon the Collateral Will Be Subject to Certain Bankruptcy Law Limitations

The ability of the holders of the New Debt of each Company to realize upon the collateral will be subject to certain bankruptcy law limitations in the event of such Company’s bankruptcy. Under federal bankruptcy law, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval, which may not be given. Moreover, applicable federal bankruptcy laws generally permit debtors to continue to use and expend collateral, including cash collateral, and to provide liens senior to the collateral agent for the New Debt’s liens to secure indebtedness incurred after the commencement of a bankruptcy case, provided that the secured creditor either consents or is given “adequate protection.” “Adequate protection” could include cash payments or the granting of additional security, if and at such times as the presiding court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition of the collateral during the pendency of the bankruptcy case, the use of collateral (including cash collateral) and the incurrence of such senior indebtedness. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the New Debt of a Company could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the New Debt of a Company, the New Debt would be “undersecured” and the holders of such New Debt would have unsecured claims as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs, and attorneys’ fees on undersecured indebtedness during a debtor’s bankruptcy case.

Pursuant to the terms of the intercreditor agreements for OpCo and PropCo, the holders of OpCo Second Lien Notes and PropCo Second Lien Notes agree not to seek or accept “adequate protection” consisting of cash payments and not to object to the incurrence of additional indebtedness secured by liens that are senior to the liens granted to the collateral agent for OpCo Second Lien Notes or PropCo Second Lien Notes (as the case may be) in an aggregate principal amount agreed to be agreed to. As a result of the limitations under the intercreditor agreement, the holders of the OpCo Second Lien Notes and PropCo Second Lien Notes will not be compensated for any delay in payment or loss of value of the collateral through the provision of “adequate protection,” except to the extent of any grant of additional liens that are junior to, as the case may be, the OpCo First Lien Term Loans, OpCo First Lien Debt, OpCo First Lien Notes, PropCo First Lien Term Loans, PropCo First Lien Notes, and the second-priority obligations.

In addition to the waiver with respect to adequate protection set forth above, under the terms of the intercreditor agreements, the holders of OpCo Second Lien Notes and PropCo Second Lien Notes also waive certain other important rights that secured creditors may be entitled to in a bankruptcy proceeding. These waivers could adversely affect the ability of such holders to recover amounts owed to them in a bankruptcy proceeding.

14.	Gaming Laws May Have an Impact in the Companies’ Ability to Perfect Security Interests in Certain Collateral and in the Ability of Holders of the New Debt to Realize upon the Collateral

The Companies will not be permitted to create liens on the shares and other ownership interests of subsidiaries that hold gaming licenses in certain jurisdictions, including Nevada, until they receive approval from the applicable gaming authorities. Although the Companies intend to seek such approval, the Companies cannot give any assurance that such approvals will be granted. Even if the Companies obtain such approvals and perfect the liens on such shares and other ownership interests, such liens could be set aside in a bankruptcy proceeding under certain circumstances.

In addition, state gaming laws and licensing processes, along with other laws relating to foreclosure and sale, could substantially delay or prevent the ability of any holder of a tranche of New Debt to obtain the benefit of any collateral securing such indebtedness. For example, if such holder sought to operate, or retain an operator for, any pledged gaming property, such holder would be required to obtain certain state gaming licenses. Similarly, potential purchasers of any foreclosed gaming properties or the gaming equipment would also be required to obtain certain state gaming licenses. Such requirements could limit the number of potential purchasers in a sale of such gaming properties or gaming equipment, which may delay the sale of and reduce the price paid for the collateral.

15.	The Collateral Securing Each Company’s New Debt May Be Diluted Under Certain Circumstances

The collateral that secures the New Debt of each Company may secure on a first priority basis additional senior indebtedness that such Company or certain of its subsidiaries incurs in the future, subject to restrictions on their ability to incur debt and liens under the indentures and credit agreements governing the New Debt of such Company. The rights of the holders of the New Debt of each Company to the applicable collateral would be diluted by any increase in the indebtedness secured on a first priority basis and/or second priority basis by such collateral.

16.	Delivery of Security Interests in Collateral After the Issue Date of the New Debt Increases the Risk That the Other Security Interests Could Be Avoidable in Bankruptcy

Certain collateral, including mortgages on real property of PropCo and CPLV Sub, will be granted as security after the issue date of the New Debt. If the grantor of such security interest were to become subject to a bankruptcy proceeding, any mortgage or security interest in collateral delivered after the issue date of the New Debt would face a greater risk than security interests in place on the issue date of being avoided by the pledgor (as debtor in possession) or by its trustee in bankruptcy as a preference under bankruptcy law if certain events or circumstances exist or occur, including if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the New Debt to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period. To the extent that the grant of any such security interest is voided as a preference, the holders of the New Debt whose security interest was voided would lose the benefit of the security interest.

17.	OpCo and PropCo May Not Be Able to Repurchase the OpCo First and Second Lien Notes and PropCo First and Second Lien Notes upon a Change of Control

Upon the occurrence of certain specific kinds of change of control events, OpCo and PropCo (as the case may be) will be required to separately offer to repurchase the outstanding OpCo and PropCo First Lien and Second Lien Notes (as the case may be) at 101 percent of the principal amount thereof plus, without duplication, accrued and unpaid interest and additional interest, if any, to the date of repurchase. However, it is possible that OpCo or PropCo (as the case may be) will not have sufficient funds at the time of the change of control to make the required repurchase of such notes. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of the indebtedness of OpCo or PropCo executing such transaction, would not constitute a “Change of Control” under the indentures that will govern such notes.

18.	Gaming Laws May Impact the Ability to Hold New Debt or New Interests

The Companies are subject to regulation in each jurisdiction in which they operate, and in some of these jurisdictions, gaming laws can require holders of the Companies’ debt or equity securities to file an application, be investigated, and qualify or have such holder’s suitability determined by gaming authorities. Gaming authorities have very broad discretion in determining whether an applicant should be deemed suitable. Subject to certain administrative proceeding requirements, the gaming regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming authorities. Any holder of securities that is found unsuitable or unqualified or denied a license, and who holds, directly or indirectly, any beneficial ownership of a gaming entity’s securities beyond such period of time as may be prescribed by the applicable gaming authorities may be required to dispose of the securities and may be guilty of a criminal offense. In the event that disqualified holders fail to divest themselves of such securities, gaming authorities have the power to revoke or suspend the casino license or licenses related to the regulated entity that issued the securities.

19.	There is No Existing Trading Market for the OpCo and PropCo First and Second Lien Notes or for the New CEC Convertible Notes

There is no existing trading market for the OpCo and PropCo First and Second Lien Notes or for the New CEC Convertible Notes nor is it known with certainty whether or when a trading market will develop. The Debtors do not anticipate applying to list or quote such notes on the NYSE or NASDAQ or to arrange for quotation on any automated dealer quotation system. The possible lack of liquidity for the notes may make it more difficult for the Companies to raise additional capital, if necessary, and it may affect the price volatility of the notes. There can also be no assurance that a holder will be able to sell its notes at a particular time or that the prices such holder receives when it sells will be favorable. Future trading prices of the notes will depend on many factors, including the operating performance and financial condition of the Companies.

The market for non-investment grade debt historically has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market for the notes, if any, may be subject to similar disruptions that could adversely affect their value. In addition, subsequent to their initial issuance, the notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

M.	Risks Relating to the New Interests Under the Plan

1.	The Plan Exchanges Senior Securities for Equity

If the Plan is confirmed, Holders of certain Allowed Claims and Interests may receive New Interests, including REIT Common Stock, REIT Preferred Stock, PropCo LP Interests, PropCo GP Interests, PropCo Preferred Equity, OpCo Series A Preferred Stock, or New CEC Common Equity. Thus, in agreeing to the Plan, certain of such Holders will be consenting to the exchange of their interests in senior debt, which has, among other things, a stated interest rate, a maturity date, and a liquidation preference over equity securities, for such New Interests and New CEC Common Equity, which will be subordinated to all future creditor and non-equity based claims. While the PropCo Preferred Equity will have a liquidation value and be subject to certain put rights, it will be subordinated to all future creditor and non-equity based claims and will not be secured by any assets of the REIT or PropCo.

2.	The REIT May Choose To Pay Dividends With A Combination of Cash and Stock, In Which Case Holders of REIT Stock May Be Required To Pay Income Taxes In Excess of the Cash Dividends They Receive

As discussed in more detail below, the REIT may seek in the future to distribute taxable dividends that are payable in a combination of cash and REIT stock, including with respect to the E&P Purging Dividend (as defined below). Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of the REIT’s current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, holders of REIT stock may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a holder of REIT stock sells the REIT stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the REIT stock at the time of the sale. In addition, in such case, a Holder of REIT stock could have a capital loss with respect to the common stock sold that could not be used to offset such dividend income. Furthermore, with respect to certain Non-U.S. Holders of REIT stock, the REIT may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in REIT stock. In addition, such a taxable stock dividend could be viewed as equivalent to a reduction in the REIT’s cash distributions, and that factor, as well as the possibility that a significant number of Holders of REIT stock could determine to sell REIT stock in order to pay taxes owed on dividends, may put downward pressure on the market price of the REIT stock.

3.	There Is No Existing Trading Market for the New Interests

There is no existing trading market for the New Interests nor is it known with certainty whether or when a trading market will develop. The Debtors do not anticipate applying to list or quote certain of the New Interests, including the PropCo Preferred Equity, or the PropCo LP Interests on the NYSE or NASDAQ, and there can be no assurance that even if an application is submitted to NYSE or NASDAQ, shares of New Interests would be accepted for listing by the relevant governing body. The possible lack of liquidity for the New Interests may make it more difficult for the Companies to raise additional capital, if necessary, and it may affect the price volatility of the New Interests. There can also be no assurance that a holder will be able to sell its New Interests at a particular time or that the prices such holder receives when it sells will be favorable. Future trading prices of the New Interests will depend on many factors, including the operating performance and financial condition of the Companies.

4.	The Companies’ Payment of Dividends, If Any, With Respect to the New Interests Will Be at the Discretion of the Companies’ Boards of Directors or Managers

Any future determination by the Companies to pay dividends with respect to any of the New Interests will be at the discretion of the board of directors or managers of the Companies and will be dependent on then-existing conditions, including the financial condition, results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors or managers of the Companies considers relevant (subject to certain considerations with respect to dividend requirements for real estate investment trusts). As a result, the trading price of the New Interests could be materially and adversely affected.

5.	Upon Consummation of the Plan, There May Be Significant Holders of the New Interests

Upon consummation of the Plan, certain Holders of Allowed Claims or Interests may receive distributions of the shares of certain New Interests representing a substantial percentage of outstanding shares of such New Interests. If certain Holders of Allowed Claims or Interests obtain a sufficiently sizeable position of a series of New Interests, such Holders could be in a position to influence the outcome of actions requiring shareholder approval, including, among other things, the election of Companies’ board members. This concentration of ownership could also facilitate or hinder a negotiated change of control of the Companies and, consequently, impact the value of the New Interests. Furthermore, the possibility that one or more holders of a significant number of shares of the New Interests may sell all or a large portion of its shares of the New Interests in a short period of time may adversely affect the trading prices of the New Interests, as applicable.

6.	The Trading Prices for the New Interests May Be Depressed Following the Effective Date

Following the Effective Date, recipients of the New Interests under the Plan may seek to dispose of such securities to obtain liquidity, which could cause the initial trading prices for these securities to be depressed, particularly in light of the lack of established trading markets for these securities. Further, the possibility that recipients of New Interests may determine to sell all or a large portion of their shares in a short period of time may adversely affect the market price of the New Interests.

7.	The Discussion of Enterprise Valuation and the Estimated Recoveries to Holders of Allowed Claims and Interests Are Not Intended to Represent the Trading Value of the New Interests

Any discussion of the Companies’ enterprise valuation upon the Effective Date is based on the Financial Projections developed by the Debtors with the assistance of management and its financial advisors, as well as certain generally accepted valuation principles. It is not intended to represent the trading values of the Companies’ securities in public or private markets. Any discussion of the Companies’ enterprise valuation upon emergence is based on numerous assumptions (the realization of many of which are beyond the Companies’ control), including the Companies’ successful reorganization, an assumed Effective Date on or about December 31, 2016, the Companies’ ability to achieve the operating and financial results included in the Financial Projections, the definitive allocation, sizing, and terms and provisions of the New Debt, and the Companies’ ability to maintain adequate liquidity to fund their respective operations. Even if the Companies realize the Financial Projections, the trading market values for the New Interests could be adversely affected by the lack of trading liquidity for these securities, lack of institutional research coverage, concentrated selling by recipients of these securities, and general market and economic conditions.

8.	The New Interests May Be Issued in Odd Lots

Holders of certain Allowed Claims and Interests may receive odd lot distributions (i.e., less than 100 shares or units) of New Interests under the Plan. Such Holders may find it more difficult to dispose of odd lots in the marketplace and may face increased brokerage charges in connection with any such disposition.

9.	Upon Consummation of the Plan, There May Be Restrictions on the Transfer of the New Interests

Holders of the New Interests issued pursuant to the Plan who are deemed to be “underwriters” as defined in section 1145(b) of the Bankruptcy Code, and those holders who are deemed to be “affiliates” or “control persons” within the meaning of the Securities Act and the rules promulgated thereunder, will be unable to freely transfer or sell their New Interests except pursuant to (a) “ordinary trading transactions” by a holder that is not an “issuer” within the meaning of section 1145(b), (b) an effective registration of such securities under the Securities Act or under equivalent state securities or “blue sky” laws, or (c) pursuant to the provisions of Rule 144 or Regulation S under the Securities Act or another available exemption from the registration requirements of the Securities Act.

10.	The REIT Series A Preferred Stock has Liquidation Preferences and Conversion Rights that May Affect Holders of the REIT Common Stock

In the event of the REIT’s dissolution, liquidation, sale, or change of control and certain other deemed liquidation events, the holders of the REIT Series A Preferred Stock would be entitled to receive a liquidation preference paid in cash in priority over the holders of REIT Common Stock, irrespective of whether such dissolution, liquidation, sale, or change of control or other deemed liquidation event resulted in cash proceeds to the REIT. Therefore, it is possible that holders of REIT Common Stock will not obtain any proceeds if any such event occurs. The REIT Series A Preferred Stock is convertible, at any time, at the option of the holders thereof. As a result, conversion of the REIT Series A Preferred Stock to REIT Common Stock will dilute the ownership interest of existing holders of the REIT Common Stock, and any sales in the public market of the REIT Common Stock issuable upon conversion of the REIT Series A Preferred Stock could adversely affect prevailing market prices of the REIT Common Stock. The company anticipates that it will provide registration rights to certain holders of the REIT Series A Preferred Stock for the REIT Common Stock underlying such Series A Preferred Stock. These registration rights would facilitate the resale of such securities into the public market, and any such resale would increase the number of shares of REIT Common Stock available for public trading. Sales of a substantial number of shares of REIT Common Stock in the public market, or the perception that such sales might occur, could have a material adverse effect on the price of the REIT Common Stock.

11.	Dividends Paid-in-Kind and the Anti-Dilution Provisions of the REIT Series A Preferred Stock Could Significantly Dilute the Holders of REIT Common Stock Upon the Conversion of REIT Series A Preferred Stock

The holders of the REIT Series A Preferred Stock are entitled to receive cumulative quarterly dividends at a rate of at least 5% per annum, which dividend will be increased in the event the dividends paid on shares of REIT Common Stock is higher than 5% per annum, calculated as aggregate dividends paid on all shares of REIT Common Stock over the fixed implied value of the REIT Common Stock on the Effective Date. Among other things, the amount of aggregate dividends paid on the REIT Common Stock may increase if the number of shares of REIT Common Stock outstanding increases after the Effective Date. The REIT Series A Preferred Stock Articles Dividends on shares of the REIT Series A Preferred Stock will be payable only in newly issued paid-in-kind shares of REIT Series A Preferred Stock. Shares of REIT Series A Preferred Stock are convertible at any time at the option of the holder into shares of REIT Common Stock at the then applicable conversion rate. The REIT Series A Preferred Stock Articles provides for customary anti-dilution adjustments to the conversion rate such as for stock splits, stock dividends, and distribution of options, warrants, and rights to holders of REIT Common Stock, as well as an adjustment for regular cash dividends paid on REIT Common Stock (with such adjustment considering only the first 5% per annum of such regular cash dividend) and an adjustment for other dividends and distributions that will apply the adjustment to the full extent of such dividends or distributions. These adjustments will increase the conversion rate and result in a larger number of shares of REIT Common Stock being issued for each share of REIT Series A Preferred Stock. Such paid-in-kind dividends and the anti-dilution protections provided under the REIT Series A Preferred Stock may require the REIT to issue a significant number of shares of REIT Common Stock upon the conversion of shares of REIT Series A Preferred Stock, which could result in a significant dilution of the holders of the REIT Common Stock and a reduction in the prevailing market price of a share of REIT Common Stock.

12.	Holders of the REIT Series A Preferred Stock Have Significant Voting Rights in Corporate Matters Which May Affect REIT Common Stock Holders

The holders of REIT Series A Preferred Stock will be entitled to vote together with the holders of the REIT Common Stock as a single class upon all matters upon which holders of the REIT Common Stock have the right to vote, and, in connection with such matters, will be entitled to a number of votes equal to the number of shares of REIT Common Stock into which their shares of REIT Series A Preferred Stock would convert as of the record date for the matters to be voted on. This will dilute the vote of holders of REIT Common Stock, which dilution will increase as the number of shares of REIT Series A Preferred Stock increases as a result of paid-in-kind dividends and anti-dilution protections.

Holders of REIT Series A Preferred Stock also have significant supermajority voting rights as a separate class of stock, including, without limitation, with respect to any repeal, amendment, waiver, or other change of any provisions of the REIT Organizational Documents and the REIT Series A Preferred Stock Articles (whether by merger, consolidation, or otherwise) that adversely affects the rights of the REIT Series A Preferred Stock, consummation of a liquidation, deemed liquidation, or similar corporate transaction, amendment of the voting provisions of the REIT Series A Preferred Stock Articles, or creation of any new class or series of stock, any other equity securities, or any debt or other securities convertible into equity securities of the corporation, in each such case having a preference over, or being in parity with, the REIT Series A Preferred Stock. If the REIT consummates a transaction in violation of such voting rights, the holders of the REIT Series A Preferred Stock may require that they be permitted to continue to hold their REIT Series A Preferred Stock, which may act as a disincentive for any other person to enter into a transaction with the REIT that the REIT may deem to be in its best interests. These provisions could deter unsolicited takeovers or delay or prevent changes in the REIT’s control or management, including transactions in which holders of the REIT Common Stock might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of holders of the REIT Common Stock to approve transactions that they may deem to be in their best interests.

13.	The REIT Series A Preferred Stock Has Significant Redemption and Repayment Rights That Could Have a Material Adverse Effect on the REIT’s Liquidity and Available Financing for its Ongoing Operations

The REIT Series A Preferred Stock is redeemable at the option of the holders thereof, in whole or in part, (i) at any time after the tenth anniversary of the Effective Date, (ii) upon a breach of the REIT Series A Preferred Stock Articles, or (iii) upon certain bankruptcy, insolvency proceeding, or reorganization or similar event. If the REIT does not have sufficient funds available to redeem on any redemption date all shares of REIT Series A Preferred Stock requested to be redeemed by the holders thereof, it will be required to redeem a portion of such holder’s redeemable shares of such stock out of funds available therefor and to redeem the remaining shares as soon as practicable after it has funds available therefor. Holders of shares of REIT Series A Preferred Stock that were requested to be redeemed and were not so redeemed on the redemption date will be entitled to an additional amount equal to 5% per annum of the redemption price of the shares of REIT Series A Preferred Stock not so redeemed, compounding quarterly and cumulating and accruing on a daily basis during the period from the original redemption date through and including the actual redemption date of such shares of REIT Series A Preferred Stock, payable only in U.S. dollars. The liquidation preference for such shares will include any such unpaid additional amount. The election of the holders of the REIT Series A Preferred Stock to redeem the REIT Series A Preferred Stock could subject the REIT to decreased liquidity and other negative impacts on its business, results of operations, and financial condition.

N.	Risks Relating to the New CEC Common Stock and New CEC Convertible Notes

1.	New CEC May Not Achieve the Financial Performance Projected Under the Projections Set Forth in this Disclosure Statement

The financial projections for New CEC attached hereto as Exhibit E (the “New CEC Financial Projections”) have been provided by CEC and CAC and are the projections of future performance of New CEC’s operations for each fiscal year through fiscal year 2020, after giving effect to the giving effect to the merger of CEC and CAC, the Plan and the Restructuring Transactions, and do not purport to represent what New CEC’s actual financial position will be following the merger of CEC and CAC and the Debtors’ emergence from the Chapter 11 Cases. The New CEC Financial Projections are based on numerous estimates of values and assumptions including the timing, confirmation, and consummation of the Plan in accordance with its terms, the expected terms of the OpCo New Interests and OpCo New Debt, the New CEC Capital Raise, the anticipated future performance of New CEC, industry performance, general business and economic conditions, and other matters, many of which are beyond New CEC’s control and some or all of which may not materialize. These estimates and assumptions are based on the judgment, experience, and perception of CEC’s and CAC’s management of historical trends, current conditions, and expected future developments, and are based on facts available and determinations made at the time the New CEC Financial Projections were prepared, and over time may turn out to have been incorrect, which could have a material effect on New CEC’s ability to meet the New CEC Financial Projections.

In addition, unanticipated events and circumstances occurring subsequent to the date hereof may affect the actual financial results of New CEC’s operations. Except as otherwise specifically and expressly stated herein, this Disclosure Statement does not reflect any events that may occur subsequent to the date hereof and that may have a material impact on the information contained in this Disclosure Statement. The Debtors do not intend to update the Financial Projections; thus, the Financial Projections will not reflect the effect of any subsequent events not already accounted for in the assumptions underlying the New CEC Financial Projections.

2.	There is No Existing Trading Market for the New CEC Common Stock. The Trading Prices for the New CEC Common Stock May Be Depressed Following the Effective Date

There is no existing trading market for the New CEC Common Stock. It is not known with certainty whether or when a trading market will develop in the New CEC Common Stock following the merger of CEC and CAC and the consummation of the Plan. The possible lack of liquidity for the New CEC Common Stock may make it more difficult for New CEC to raise additional capital, if necessary, and it may affect the price and volatility of the New CEC Common Stock. There can also be no assurance that a holder will be able to sell its New CEC Common Stock at a particular time or that the prices such holder receives when it sells will be favorable. Future trading prices of the New CEC Common Stock will depend on many factors, including the operating performance and financial condition of New CEC.

Following the Effective Date, recipients of the New CEC Common Stock under the Plan or in connection with the merger of CEC and CAC may seek to dispose of the New CEC Common Stock to obtain liquidity, which could cause the initial trading prices for these securities to be depressed, particularly in light of the lack of established trading markets for these securities. Further, the possibility that recipients of New CEC Common Stock may determine to sell all or a large portion of their shares in a short period of time may adversely affect the market price of the New CEC Common Stock.

3.	The Discussion of Estimated Recoveries to Holders of Allowed Claims and Interests Are Not Intended to Represent the Trading Value of the New CEC Common Stock

Any discussion of the value of the New CEC Common Stock upon the Effective Date is based on the New CEC Financial Projections provided by CEC and CAC. It is not intended to represent the trading values of New CEC’s securities in public or private markets. Any discussion of New CEC’s enterprise valuation upon emergence is based on numerous assumptions (the realization of many of which are beyond New CEC’s control), including an assumed Effective Date on or about December 31, 2016, New CEC’s ability to achieve the operating and financial results included in the New CEC Financial Projections, the definitive allocation, sizing, and terms and provisions of OpCo’s New Debt, and New CEC’s ability to maintain adequate liquidity to fund its operations. Even if New CEC realizes the New CEC Financial Projections, the trading market values for the New CEC Common Stock could be adversely affected by the lack of trading liquidity for these securities, lack of institutional research coverage, concentrated selling by recipients of these securities, and general market and economic conditions.

4.	New CEC Will Likely Need to Raise a Substantial Amount of Additional Capital; While There Are Preemptive Rights With Respect to the New CEC Capital Raise, Persons Receiving New CEC Common Stock Pursuant to the Plan Will Not Have Preemptive Rights With Respect to Future Capital Raises

New CEC will be required to provide substantial cash to the Debtors pursuant to the Plan. While the Plan permits New CEC to raise additional capital pursuant to the New CEC Capital Raise to fund its contributions to the Plan, it is likely that New CEC will need to raise additional capital in the future to fund its operations and provide adequate liquidity.

New CEC will have substantial funded debt following consummation of the Chapter 11 Cases, which could adversely affect New CEC’s ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, strategic initiatives, and other purposes. If New CEC raises additional capital through the issuance of equity securities, the ownership interests of holders of New CEC Common Stock may be diluted. While there are preemptive rights with respect to the New CEC Capital Raise, persons receiving New CEC Common Stock pursuant to the Plan will not have preemptive rights with respect to future capital raises.

5.	The Value and Performance of the New CEC Common Stock Will Be Dependent on the Results of Operations and Financial Condition of New CEC, Which Will Be Subject to All of the Risks And Uncertainties Impacting Their Respective Businesses Following Their Merger

The value and performance of the New CEC Common Stock will be dependent on the results of operations and financial condition of New CEC. New CEC will be subject to a variety of risks and uncertainties relating to its business, many of which will be beyond its control. These risks and uncertainties include those described in the Annual Report on Form 10-K of each of CEC and CAC filed with the SEC, as well as those described in their respective subsequent Exchange Act filings. New CEC will also face risks related to the integration of CEC and CAC’s business. New CEC will also 100% of the equity of CEOC following consummation of the Plan. New CEC’s financial performance will therefore be subject to all of the risks relating to CEOC’s business described in this Disclosure Statement under Article IX.F — Risk Factors and Considerations Regarding the Companies’ Businesses and Operations and Article IX.H — Risk Factors and Considerations Regarding the Companies’ Financial Condition.

6.	New CEC’s Payment of Dividends, if Any, With Respect to the New CEC Common Stock Will Be at the Discretion of New CEC’s Board of Directors

Any future determination by New CEC to pay dividends with respect to the New CEC Common Stock will be at the discretion of the board of directors of the New CEC and will be dependent on then existing conditions, including the financial condition, results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors of New CEC considers relevant. As a result, the trading price of the New CEC Common Stock could be materially and adversely affected.

7.	Upon Consummation of the Plan, There May Be Significant Holders of New CEC Common Stock

Upon consummation of the Plan and the merger of CEC and CAC, certain existing holders of CEC and CAC and certain holders of Allowed Claims or Interests may receive shares of New CEC Common Stock representing a substantial percentage of outstanding shares of such New CEC Common Stock. If such persons obtain a sufficiently large percentage, such persons could be in a position to influence the outcome of actions requiring shareholder approval, including, among other things, the election of New CEC’s board of directors. This concentration of ownership could also facilitate or hinder a negotiated change of control of New CEC and, consequently, impact the value of the New CEC Common Stock. Furthermore, the possibility that one or more holders of a significant number of shares of the New CEC Common Stock may sell all or a large portion of its shares of the New CEC Common Stock in a short period of time may adversely affect the trading prices of the New CEC Common Stock, as applicable.

8.	Holders of New CEC Convertible Notes May Not Be Able to Convert Their New CEC Convertible Notes Into Shares of New CEC Common Equity or Upon Conversion They May Receive Less Value Than Anticipated

Though the New CEC Convertible Notes are convertible into shares of New CEC Common Equity at the option of the holders before the six and a half year anniversary of their issuance under certain circumstances and, after such anniversary, at any time, there is no guarantee that holders of New CEC Convertible Notes will be able to convert their New CEC Convertible Notes into New CEC Common Equity. Among other things, CEC could file for bankruptcy and its common stock could be discharged, canceled, released, or extinguished as a result. If the New CEC Convertible Notes are not converted into New CEC Common Equity, holders may receive less than the value of the New CEC Common Equity, cash or combination into which the New CEC Convertible Notes would otherwise be convertible.

In addition, even if holders of New CEC Convertible Notes are able to convert their New CEC Convertible Notes, they may receive less valuable consideration than expected because the value of New CEC Common Equity may decline after the exercise of conversion rights but before CEC settles the conversion obligation. A converting holder will be exposed to fluctuations in the value of New CEC Common Equity during the period from the date such holder surrenders New CEC Convertible Notes for conversion until the date the conversion obligation is settled.

Finally, the New CEC Convertible Notes may be converted into New CEC Common Equity at CEC’s option after the fourth anniversary of their issuance. If CEC exercises this option, holders of the New CEC Convertible Notes may lose value on the New CEC Convertible Notes to the extent such notes are trading with higher returns than New CEC Common Equity.

9.	Holders of New CEC Convertible Notes Will Not Be Entitled to Any Rights With Respect to New CEC Common Equity, But Will Be Subject to All Changes Made With Respect to It

Holders of New CEC Convertible Notes will not be entitled to any rights with respect to New CEC Common Equity (including, without limitation, voting rights and rights to receive any dividends or other distributions), but will be subject to all changes affecting New CEC Common Equity. For example, if an amendment is proposed to CEC’s certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date a holder receives any shares due upon conversion, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes affecting New CEC Common Equity.

O.	Risks Related to the Marketing Process

1.	The Marketing Process May Not Result In Any Offers

Although the Debtors’ Marketing Process will not preclude bids for assets, subsidiary equity interests, or any other bid structure that may maximize value for all their constituents, whether under a proposed plan of reorganization or otherwise, there is no guarantee that the Marketing Process will result in any competing bids to buy the Debtors or their assets.

2.	The Marketing Process May Results in a Successful Bid Other Than the Plan, Which Could Significantly Alter the Terms of the Plan.

Because the Marketing Process will be conducted in parallel with the solicitation of votes on the Plan, Holders of Claims and Interests should closely follow the following information about this Marketing Process, as the results thereof could materially affect the transactions, proposed recoveries, and timing contemplated by the Plan.

3.	Should the Marketing Process Result in a Successful Bid Other Than the Plan, There Is No Guarantee That the Transaction Contemplated by the Successful Bid Will Close.

Though the Debtors, together their advisors, will consider all aspects of competing Proposed Transactions, including a buyer’s ability to close such Proposed Transaction, there can be no guarantee that, should the Debtors decided in their business judgment to select a Proposed Transaction that is different than the Plan, such Proposed Transaction will be completed. Any delay in the process of finalizing and closing a Proposed Transaction, including with respect to delays on account of regulatory approvals, financing conditions, or general market disruption, could materially impact the recoveries of Holders of Claims and Interests. And a Successful Bidder’s failure to close on account of regulatory issues, failure to obtain necessary financing, or otherwise, would most likely have a material impact on the recoveries of Holders of Claims and Interests.

P.	Risk Factor Related to the Deferred Compensation Settlement

The failure to successfully negotiate a settlement with regard to the Deferred Compensation Plans, as described in Article IV.R, may negatively affect both Allowed Claims for unsecured creditors and the recoveries of Holders of Disputed Unsecured Claims and Convenience Unsecured Claims.

Q.	Disclosure Statement Disclaimer

1.	Information Contained Herein Is for Soliciting Votes

The information contained in this Disclosure Statement is for the purposes of soliciting acceptances of the Plan and may not be relied upon for any other purpose.

2.	This Disclosure Statement Was Not Approved by the United States Securities and Exchange Commission

This Disclosure Statement was not filed with the SEC under the Securities Act or applicable state securities laws. Neither the SEC nor any state regulatory authority has passed upon the accuracy or adequacy of this Disclosure Statement, or the exhibits or the statements contained herein, and any representation to the contrary is unlawful.

3.	Reliance on Exemptions from Registration

This Disclosure Statement has been prepared pursuant to section 1125 of the Bankruptcy Code and Bankruptcy Rule 3016(b) and is not necessarily in accordance with federal or state securities laws or other similar laws.

4.	No Legal or Tax Advice Is Provided to You by this Disclosure Statement

This Disclosure Statement is not legal advice to you. The contents of this Disclosure Statement should not be construed as legal, business, or tax advice. Each Holder of a Claim or Interest should consult his or her own legal counsel and accountant with regard to any legal, tax, and other matters concerning his or her Claim or Interest. This Disclosure Statement may not be relied upon for any purpose other than to determine how to vote on the Plan or object to Confirmation of the Plan.

5.	No Admissions Made

The information and statements contained in this Disclosure Statement will neither (a) constitute an admission of any fact or liability by the Debtors, nor (b) be deemed evidence of the tax or other legal effects of the Plan on the Companies, Holders of Allowed Claims or Interests, or any other parties in interest, nor (c) be deemed or construed as a finding of fact or conclusion of law with respect to any matter or controversy.

6.	Failure to Identify Litigation Claims or Projected Objections

No reliance should be placed on the fact that a particular litigation claim or projected objection to a particular Claim or Interest is, or is not, identified in this Disclosure Statement. The Debtors or Reorganized Debtors, as the case may be, may seek to investigate, file, and prosecute Claims and may object to Claims and Interests after the Confirmation or Effective Date of the Plan irrespective of whether this Disclosure Statement identifies such Claims or Interests or objections to Claims or Interests.

7.	Information Was Provided by the Debtors and Was Relied Upon by the Debtors’ Advisors

Counsel to and other advisors retained by the Debtors have relied upon information provided by the Debtors in connection with the preparation of this Disclosure Statement. Although counsel to and other advisors retained by the Debtors have performed certain limited due diligence in connection with the preparation of this Disclosure Statement, they have not independently verified the information contained herein.

8.	Potential Exists for Inaccuracies, and the Debtors Have No Duty to Update

The statements contained in this Disclosure Statement are made by the Debtors as of the date hereof, unless otherwise specified herein, and the delivery of this Disclosure Statement after that date does not imply that there has not been a change in the information set forth herein since that date. Although the Debtors have used their reasonable business judgment to ensure the accuracy of all of the information provided in this Disclosure Statement and in the Plan, the Debtors nonetheless cannot, and do not, confirm the current accuracy of all statements appearing in this Disclosure Statement. Further, although the Debtors may subsequently update the information in this Disclosure Statement, the Debtors have no affirmative duty to do so unless ordered to do so by the Bankruptcy Court.

9.	No Representations Outside This Disclosure Statement Are Authorized

No representations concerning or relating to the Debtors, the Chapter 11 Cases, or the Plan are authorized by the Bankruptcy Court or the Bankruptcy Code, other than as set forth in this Disclosure Statement. Any representations or inducements made to secure your acceptance or rejection of the Plan that are other than as contained in, or included with, this Disclosure Statement, should not be relied upon by you in arriving at your decision. You should promptly report unauthorized representations or inducements to the counsel to the Debtors, the United States Trustee, counsel to the Unsecured Creditors Committee, and counsel to the Second Priority Noteholders Committee.

R.	Liquidation Under Chapter 7

If no plan can be Confirmed, the Debtors’ Chapter 11 Cases may be converted to cases under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be elected or appointed to liquidate the assets of the Debtors for distribution in accordance with the priorities established by the Bankruptcy Code. A discussion of the effects that a chapter 7 liquidation would have on the recoveries of Holders of Claims and the Debtors’ Liquidation Analysis is described herein and attached hereto as Exhibit D.

ARTICLE X.

CERTAIN SECURITIES LAW MATTERS

The Debtors will issue New Interests and New Debt, and New CEC will issue New CEC Common Equity, New CEC Convertible Notes, and a guarantee by New CEC pursuant to the OpCo Guaranty Agreement to certain Holders of Allowed Claims in accordance with the terms of the Plan. The Debtors believe the (a) OpCo Common Stock; (b) OpCo Series A Preferred Stock; (c) PropCo Common Equity; (d) PropCo Preferred Equity; (e) REIT Common Stock; (f) REIT Preferred Stock; (g) OpCo First Lien Notes; (h) OpCo Second Lien Notes; (i) PropCo First Lien Notes; (j) PropCo Second Lien Notes; (k) New CEC Common Equity; (l) New CEC Convertible Notes; and (m) the guarantee by CEC pursuant to the OpCo Guaranty Agreement with respect to the OpCo First Lien Notes and the OpCo Second Lien Notes to be “securities,” as defined in section 2(a)(1) of the Securities Act, section 101 of the Bankruptcy Code, and any applicable state securities laws.

A.	Issuance of Securities under the Plan Pursuant to the Plan:

•	Holders of Prepetition Credit Agreement Claims will receive PropCo Second Lien Notes in the event the CPLV Market Debt is not sold for Cash (subject to the CPLV Mezzanine Election) and may receive OpCo First Lien Notes and OpCo Second Lien Notes (in each case, to the extent the OpCo First Lien Notes and the OpCo Second Lien Notes are not sold to third parties for Cash and such Holders of Prepetition Credit Agreement Claims waive the condition that such notes must be sold to third parties for Cash) and PropCo Common Equity pursuant to the PropCo Equity Election;

•

Holders of Secured First Lien Notes Claims may receive OpCo First Lien Notes and OpCo Second Lien Notes (in each case, to the extent the OpCo First Lien Notes and the OpCo Second Lien Notes are not sold to third parties for Cash and such Holders of Secured First Lien Notes Claims waive the condition that such notes must be sold to third parties for Cash), PropCo First Lien Notes, and PropCo

Second Lien Notes (in each case, subject to the right to convert such securities to PropCo Common Equity pursuant to the PropCo Equity Election), PropCo Common Equity, PropCo Preferred Equity pursuant to the PropCo Preferred Equity Distribution, the PropCo Preferred Equity Upsize Amount, if applicable, and OpCo Series A Preferred Stock to be exchanged for New CEC Common Equity pursuant to the CEOC Merger;

•	Holders of Second Lien Notes Claims, Subsidiary-Guaranteed Notes Claims, Senior Unsecured Notes Claims, Undisputed Unsecured Claims, Disputed Unsecured Claims, Caesars Riverboat Casino Unsecured Claims, Chester Downs Management Unsecured Claims, Par Recovery Unsecured Claims, Winnick Unsecured Claims, Caesars Riverboat Casino Unsecured Claims, and Chester Downs Management Unsecured Claims will receive New CEC Convertible Notes and OpCo Series A Preferred Stock to be exchanged for New CEC Common Equity pursuant to the CEOC Merger;

•	New CEC will receive OpCo Common Stock in connection with its New CEC OpCo Stock Purchase and PropCo Common Equity in connection with its New CEC PropCo Common Stock Purchase, if applicable;

•	PropCo Preferred Backstop Investors will receive PropCo Preferred Equity pursuant to the PropCo Preferred Equity Call Right and/or the PropCo Preferred Equity Put Right; and

•	To the extent that Holders of Allowed Prepetition Credit Agreement Claims or Holders of Allowed Secured First Lien Notes Claims receive OpCo First Lien Notes and/or OpCo Second Lien Notes, such Holders will receive the benefit of the guarantee by CEC pursuant to the OpCo Guaranty Agreement with respect to the OpCo First Lien Notes and the OpCo Second Lien Notes.

Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under section 5 of the Securities Act and state laws when such securities are to be exchanged for claims or principally in exchange for claims and partly for cash. In general, securities issued under section 1145 of the Bankruptcy Code may be resold without registration unless the recipient is an “underwriter” with respect to those securities.

In reliance upon this exemption, the Debtors believe that the offer and sale, under the Plan:

•	of PropCo Second Lien Notes, OpCo First Lien Notes, OpCo Second Lien Notes, and PropCo Common Equity to the Holders of Prepetition Credit Agreement Claims;

•	of the OpCo First Lien Notes, OpCo Second Lien Notes, PropCo First Lien Notes, PropCo Second Lien Notes, PropCo Common Equity, PropCo Preferred Equity, New CEC Common Equity, and OpCo Series A Preferred Stock to the Holders of Secured First Lien Notes Claims;

•	of New CEC Convertible Notes to be issued to Holders of Second Lien Notes Claims, Subsidiary-Guaranteed Notes Claims, Senior Unsecured Notes Claims, Undisputed Unsecured Claims, Disputed Unsecured Claims, Caesars Riverboat Casino Unsecured Claims, Chester Downs Management Unsecured Claims, Par Recovery Unsecured Claims, Winnick Unsecured Claims, Caesars Riverboat Casino Unsecured Claims, and Chester Downs Management Unsecured Claims and the New CEC Common Equity to be issued upon conversion of such New CEC Convertible Notes, if any;

•	of OpCo Series A Preferred Stock to Holders of Second Lien Notes Claims, Subsidiary-Guaranteed Notes Claims, Senior Unsecured Notes Claims, Undisputed Unsecured Claims, Disputed Unsecured Claims, Caesars Riverboat Casino Unsecured Claims, Chester Downs Management Unsecured Claims, Par Recovery Unsecured Claims, Winnick Unsecured Claims, Caesars Riverboat Casino Unsecured Claims, and Chester Downs Management Unsecured Claims;

•	of New CEC Common Equity exchanged for OpCo Series A Preferred Stock pursuant to the CEOC Merger; and

•	of the guarantee by New CEC pursuant to the OpCo Guaranty Agreement to Holders of Allowed Prepetition Credit Agreement Claims or Holders of Allowed Secured First Lien Notes Claims which receive OpCo First Lien Notes or OpCo Second Lien Notes, will be exempt from registration under the Securities Act and state securities laws with respect to any such Holder who is not deemed to be an “underwriter” as defined in section 1145(b) of the Bankruptcy Code.

Each of the (i) OpCo Common Stock and PropCo Common Equity issued pursuant to the New CEC OpCo Stock Purchase and the CEC PropCo Common Stock Purchase, respectively and (ii) PropCo Common Equity issued to OpCo will be issued without registration in reliance upon the exemption set forth in Section 4(a)(2) of the Securities Act. Section 4(a)(2) of the Securities Act provides that the registration requirements of section 5 of the Securities Act will not apply to the offer and sale of a security in connection with transactions not involving any public offering. The term “issuer,” as used in Section 4(a)(2) of the Securities Act, means, among other things, a person who issues or proposes to issue any security. Any securities issued in reliance on Section 4(a)(2) will be “restricted securities” subject to resale restrictions and may be resold, exchanged, assigned or otherwise transferred only pursuant to registration, or an applicable exemption from registration under the Securities Act and other applicable law.

B.	Subsequent Transfers of Securities Issued under the Plan

Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as any person who:

•	purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest;

•	offers to sell securities offered under a plan of reorganization for the holders of those securities;

•	offers to buy those securities from the holders of the securities, if the offer to buy is (i) with a view to distributing those securities; and (ii) under an agreement made in connection with the plan of reorganization, the completion of the plan of reorganization, or with the offer or sale of securities under the plan of reorganization; or

•	is an issuer with respect to the securities, as the term “issuer” is defined in section 2(a)(11) of the Securities Act.

You should confer with your own legal advisors to help determine whether or not you are an “underwriter.”

To the extent that persons who receive the securities issued under the Plan that are exempt from registration under the Securities Act or other applicable law by section 1145 of the Bankruptcy Code are deemed to be “underwriters,” resales by those persons would not be exempted from registration under the Securities Act or other applicable law by section 1145 of the Bankruptcy Code. Securities issued under the Plan that are “restricted securities” may only be sold pursuant to a registration statement or pursuant to exemption therefrom, such as the exemption provided by Rule 144 under the Securities Act.

Persons (i) who receive securities that are exempt under section 1145 of the Bankruptcy Code but who are deemed “underwriters” or (ii) who receive securities issued under the Plan that are “restricted securities” would, however, be permitted to sell such securities without registration if an available resale exemption exists, including the exemptions provided by Rule 144 or Rule 144A under the Securities Act.

PERSONS WHO RECEIVE SECURITIES UNDER THE PLAN ARE URGED TO CONSULT THEIR OWN LEGAL ADVISOR WITH RESPECT TO THE RESTRICTIONS APPLICABLE UNDER THE FEDERAL OR STATE SECURITIES LAWS AND THE CIRCUMSTANCES UNDER WHICH SECURITIES MAY BE SOLD IN RELIANCE ON SUCH LAWS.

THE FOREGOING SUMMARY DISCUSSION IS GENERAL IN NATURE AND HAS BEEN INCLUDED IN THIS DISCLOSURE STATEMENT SOLELY FOR INFORMATIONAL PURPOSES. WE MAKE NO REPRESENTATIONS CONCERNING, AND DO NOT PROVIDE, ANY OPINIONS OR ADVICE WITH RESPECT TO THE SECURITIES OR THE BANKRUPTCY MATTERS DESCRIBED IN THIS DISCLOSURE STATEMENT. IN LIGHT OF THE UNCERTAINTY CONCERNING THE AVAILABILITY OF EXEMPTIONS FROM THE RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS, WE ENCOURAGE EACH HOLDER AND PARTY-IN-INTEREST TO CONSIDER CAREFULLY AND CONSULT WITH ITS OWN LEGAL ADVISORS WITH RESPECT TO ALL SUCH MATTERS. BECAUSE OF THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A SECURITY IS EXEMPT FROM THE REGISTRATION REQUIREMENTS UNDER THE FEDERAL OR STATE SECURITIES LAWS OR WHETHER A PARTICULAR HOLDER MAY BE AN UNDERWRITER, WE MAKE NO REPRESENTATION CONCERNING THE ABILITY OF A PERSON TO DISPOSE OF THE SECURITIES ISSUED UNDER THE PLAN.

ARTICLE XI.

CERTAIN UNITED STATES INCOME TAX CONSEQUENCES OF THE PLAN

A.	Introduction

The following discussion is a summary of certain federal income tax consequences of the consummation of the Plan to the Debtors and to certain Holders of Claims. The following summary does not address the federal income tax consequences to Holders of Claims not entitled to vote to accept or reject the Plan. This summary is based on the Internal Revenue Code, the U.S. Treasury Regulations promulgated thereunder, judicial authorities, published administrative positions of the IRS and other applicable authorities, all as in effect on the date of this Disclosure Statement and all of which are subject to change or differing interpretations, possibly with retroactive effect.

As discussed in greater detail herein, pursuant to the Plan, the Debtors will be restructured as a separate operating company (OpCo) and property company (PropCo). PropCo will be majority owned by a newly-formed real estate investment trust (“REIT” or “REITCo,” as the context requires). The separation of the Debtors into OpCo, PropCo, and the REIT (the “Separation Structure”) may be accomplished either through (1) a spin-off of the REIT in a transaction intended to generally constitute a tax-free reorganization under section 368(a)(1)(G) of the Internal Revenue Code (the “Spin Structure”) or (2) a contribution of assets to a partnership intended to generally qualify as a tax-free contribution under section 721 of the Internal Revenue Code (the “Partnership Contribution Structure”). In addition, as part of the Plan, CEOC will be merged with and into a newly-created subsidiary of CEC (“CEOC LLC”), with CEOC LLC as the surviving entity (the “CEOC Merger”). CEOC LLC will be treated as a disregarded entity of CEC for federal income tax purposes and, as a result, the CEOC Merger is intended to constitute either (a) a tax-free liquidation under section 332 of the IRC (with respect to CEC) or (b) a tax-free reorganization under section 368(a)(1)(A) or (G) (with respect to other parties that hold CEOC stock and, potentially, CEC).94

Due to the lack of definitive judicial and administrative authority in a number of areas, substantial uncertainty may exist with respect to some of the tax consequences described below. On March 20, 2015, the Debtors submitted a request for rulings from the IRS with respect to certain, but not all, of the federal income tax consequences of the Spin Structure (the “Spin Ruling”) to the Debtors and certain Holders of Claims and with respect to qualification of the REIT as a REIT for federal income tax purposes. The Debtors also plan to obtain (a) a tax opinion that the REIT’s proposed method of operation will enable the REIT to meet the requirements for qualification and taxation as a real estate investment trust under the Internal Revenue Code and (b) the Spin Opinion or the Partnership Opinion, as applicable, which opinion is expected to conclude, at a “should” level, that the Spin Structure or the Partnership Contribution Structure, as applicable, will generally be tax-free. The Tax Opinions will be based on certain representations and assumptions.

[94]

The Debtors do not believe that the characterization of the CEOC Merger as an “A” or “G” reorganization (or as a section 332 liquidation, in the case of CEC) should alter the tax treatment of the CEOC Merger for any party and, accordingly, the Debtors have not and do not expect to express a firm view on the appropriate characterization.

The following summary assumes that the intended tax treatment of the Separation Structure is respected by the IRS (or, if not by the IRS, by the courts). Although the Spin Ruling, if obtained, will bind the IRS with respect to the rulings therein to the extent the representations therein are true, the IRS could attempt to assert that matters not ruled upon, or false representations, cause the Spin Structure to be a taxable transaction. Moreover, this summary and the Tax Opinions are not binding upon the IRS or the courts. No assurance can be given that the IRS would not assert, or that a court would not sustain, a different position than any position discussed herein.

This discussion does not purport to address all aspects of federal income taxation that may be relevant to the Debtors or to Holders in light of their individual circumstances. This discussion does not address tax issues with respect to such Holders subject to special treatment under the federal income tax laws (including, for example, banks, governmental authorities or agencies, pass-through entities, subchapter S corporations, dealers and traders in securities, insurance companies, financial institutions, tax-exempt organizations, small business investment companies, foreign taxpayers, Persons who are related to the Debtors within the meaning of the Internal Revenue Code, persons using a mark-to-market method of accounting, regulated investment companies, and Holders of Claims who are themselves in bankruptcy, or who hold or will hold, Claims as part of a hedge, straddle, conversion, or other integrated transaction). No aspect of state, local, estate, gift, or non-U.S. taxation is addressed. Furthermore, this summary assumes that a Holder of a Claim holds only Claims in a single Class and holds a Claim as a “capital asset” (within the meaning of section 1221 of the Internal Revenue Code). This summary also assumes that the various debt and other arrangements to which the Debtors and Reorganized Debtors are a party will be respected for federal income tax purposes in accordance with their form.

For purposes of this discussion, a “U.S. Holder” is a holder that is: (1) an individual citizen or resident of the United States for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of the source of such income; or (4) a trust (a) if a court within the United States is able to exercise primary jurisdiction over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. For purposes of this discussion, a “Non-U.S. Holder” is any holder that is not a U.S. Holder other than any partnership (or other entity treated as a partnership or disregarded entity for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership or other disregarded entity for U.S. federal income tax purposes) is a Holder, the tax treatment of a partner (or other owner) generally will depend upon the status of the partner (or other owner) and the activities of the entity. Partners (or other owners) of partnerships or disregarded entities that are Holders should consult their respective tax advisors regarding the U.S. federal income tax consequences of the Plan.

Accordingly, the following summary of certain federal income tax consequences is for informational purposes only and is not a substitute for careful tax planning and advice based upon the individual circumstances pertaining to a holder of a claim or interest. All holders of claims and interests are urged to consult their own tax advisors for the federal, state, local, and non-U.S. tax consequences of the plan.

B.	Certain Federal Income Tax Consequences of the Plan to the Debtors

1.	The Debtors’ Tax Attributes and Cancellation of Indebtedness Income

For federal income tax purposes, the Debtors (and certain non-Debtor affiliates) are (a) members of an affiliated group of corporations (or entities disregarded for federal income tax purposes that are wholly owned by members of such group), of which non-Debtor CEC is the common parent (the “CEC Group”), and (b) partnerships. Each of the Debtors is directly or indirectly wholly-owned by Debtor CEOC, with the exception of a small number of partnerships with unaffiliated third-party investors.

As of December 31, 2015, the CEC Group estimates that it has net operating loss (“NOL”) carryforwards of approximately $2.8 billion.95 The CEC Group is projected to generate additional NOLs before the Effective Date.

In general, absent an exception, a taxpayer will realize and recognize cancellation of indebtedness income (“COD Income”) upon satisfaction of its outstanding indebtedness for total consideration less than the amount of such indebtedness. Under section 108 of the Internal Revenue Code, a taxpayer is not required to include COD Income in gross income if the taxpayer is under the jurisdiction of a court in a case under chapter 11 of the Bankruptcy Code and the discharge of debt occurs pursuant to that case (the “Bankruptcy Exception”). Instead, as a consequence of such exclusion, a taxpayer-debtor must reduce its tax attributes by the amount of COD Income that it excluded from gross income. In general, tax attributes will be reduced in the following order: (a) NOLs; (b) most tax credits; (c) capital loss carryovers; (d) tax basis in assets (but not below the amount of liabilities to which the debtor remains subject (the “Liability Floor Rule”)); (e) passive activity loss and credit carryovers; and (f) foreign tax credits. Alternatively, the taxpayer can elect first to reduce the basis of its depreciable assets pursuant to section 108(b)(5) of the Internal Revenue Code.

The amount of COD Income, in general, is the excess of (a) the adjusted issue price of the indebtedness satisfied, over (b) the sum of (i) the amount of cash paid, (ii) the issue price of any new indebtedness of the taxpayer issued and (iii) the fair market value of any other consideration. The ultimate amount of COD Income will depend on, among other things, the adjusted issue price of new indebtedness, the final amount of cash, and the fair market value of the new equity and other consideration distributed to Holders of Claims. Certain of these figures cannot be known with certainty until after the Effective Date. Accordingly, the amount of COD Income the Debtors may incur is uncertain. However, it is expected that the amount of COD Income arising to CEOC from the Consummation of the Plan will be significant.

The Debtors expect that the amount of COD Income may result in the use and/or elimination of substantially all of the CEC Group’s NOL carryforwards. In the event any of the CEC Group’s NOL carryforwards were not eliminated by CODI, the transactions contemplated by the Plan may result in an “ownership change” under section 382 of the IRC. If such an ownership change occurs, the CEC Group’s ability to utilize any surviving NOL carryforwards in the future may be significantly limited. Additionally, the application of the Liability Floor Rule is unclear in light of the transaction steps being undertaken, including the CEOC Merger, but the Debtors believe that the Liability Floor Rule will be determined on an aggregate basis accounting for all of CEC’s assets and CEC’s liabilities. Accordingly, it is possible that there may be a reduction in the tax basis of the CEC Group’s assets and CEC continues to evaluate the extent of such reduction, if any.

2.	The CEOC Merger

On the Effective Date, following the consummation of the Separation Structure, CEC will form CEOC LLC, which will be a disregarded entity for federal income tax purposes, and CEOC will merge with and into CEOC LLC, with CEOC LLC as the surviving entity. As merger consideration, Holders of OpCo Series A Preferred Stock will receive New CEC Common Equity.

CEOC and CEC should not recognize gain or loss as a result of the CEOC Merger. The Debtors currently anticipate that the CEOC Merger should be treated as a liquidation under section 332 of the IRC with respect to CEC, and CEC should be treated as receiving CEOC’s assets (such assets shall, for state law purposes, be owned by CEOC LLC, an entity that will be disregarded from CEC for federal income tax purposes) with a tax basis equal to the tax basis of such assets in CEOC’s hands prior to the CEOC Merger.

C.	Certain Federal Income Tax Consequences of the Plan to U.S. Holders of Allowed Claims and Interests

As discussed below, the tax consequences of the Plan to Holders of Allowed Claims will depend upon a variety of factors. As an initial matter, whether the exchange is fully or partially taxable will depend on whether the

[95]	This figure reflects the expectation that the CEC Group will elect to recognize certain deferred cancellation of indebtedness income and deferred OID deductions in the 2015 tax year.

debt instruments being surrendered constitute “securities” and whether a particular Holder receives stock of CEOC or the REIT (or, in some circumstances, equity interests of PropCo) or debt instruments that constitute “securities” of CEOC or the REIT. Whether a Claim that is surrendered and debt instruments received pursuant to the Plan constitute “securities” is determined based on all the facts and circumstances. Most authorities have held that the length of the term of a debt instrument at initial issuance is an important factor in determining whether such instrument is a security for United States federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are numerous other factors that could be taken into account in determining whether a debt instrument is a security, including the security for payment, the creditworthiness of the obligor, the subordination or lack thereof with respect to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest in the obligor, whether payments of interest are fixed, variable, or contingent, and whether such payments are made on a current basis or accrued.

The character of any recognized gain as capital gain or ordinary income will be determined by a number of factors, including the tax status of the Holder, the nature of the Claim in such Holder’s hands (including whether the Claim constitutes a capital asset), whether the Claim was purchased at a discount, whether and to what extent the U.S. Holder has previously claimed a bad debt deduction with respect to its Claim, and whether any part of the Holder’s recovery is treated as being on account of accrued but unpaid interest. Accrued interest and market discount are discussed below.

Additionally, the tax consequences to U.S. Holders of Claims may vary depending on whether the Spin Structure or the Partnership Contribution Structure is utilized. In particular, in the Partnership Contribution Structure, the only consideration received under the Plan that may be treated as stock or “securities” of a party to the reorganization for purposes of section 354 and 356 of the Internal Revenue Code is (1) debt issued by OpCo to discharge Claims against CEOC that are not assumed by PropCo and (2) OpCo Preferred Stock. By contrast, in the Spin Structure, REIT Common Stock, and REIT Preferred Stock will, and PropCo debt and CPLV Mezzanine Debt may, also constitute stock or securities of the REIT for purposes of sections 355 and 356 of the Internal Revenue Code. This is because at the time the Claims against CEOC are discharged and the PropCo debt and the CPLV Mezzanine Debt are received by U.S. Holders, PropCo may be disregarded as an entity separate from the REIT for federal income tax purposes. However, if PropCo is a partnership for federal income tax purposes at the time the Claims against CEOC are discharged, PropCo debt and the CPLV Mezzanine Debt would not constitute securities of the REIT for purposes of sections 355 and 356 of the Internal Revenue Code. Importantly, however, although these sources of consideration may be treated as “securities,” they may also not be treated as “securities.” These considerations are discussed on a Class-by-Class basis below.

Finally, the tax consequences to U.S. Holders of Claims may vary depending on whether the PropCo Common Equity or PropCo Preferred Equity received consists of PropCo LP Interests and PropCo Preferred LP Interests or REIT Common Stock and REIT Preferred Stock. Under the Plan, PropCo Common Equity will consist, in the first instance, of REIT Common Stock and PropCo Preferred Equity will consist of REIT Preferred Stock. However if a given Holder (including a Backstop Party that acquires PropCo Preferred Equity pursuant to the PropCo Preferred Equity Puts or Calls) would receive more than 9.8% of either class of REIT stock, such Holder will receive PropCo LP interests or PropCo Preferred LP Interests in lieu of any REIT Common Stock or REIT Preferred Stock, respectively, in excess of 9.8% of such class that such Holder would otherwise receive, unless such Holder enters into an Ownership Limit Waiver Agreement.

1.	Consequences to U.S. Holders of Prepetition Credit Agreement Claims

Pursuant to the Plan, in full satisfaction and discharge of their Claims, the Holders of Allowed Class D Claims will exchange such Claims (subject to certain elections and conditions) for their pro rata share of (a) Cash; (b) the OpCo First Lien Debt (if not fully syndicated); (c) the OpCo Second Lien Debt (if not fully syndicated); (d) the PropCo First Lien Term Loans; (e) the PropCo Second Lien Notes; (f) the CPLV Mezzanine Debt; (g) the PropCo Common Equity; (h) the OpCo Series A Preferred Stock (which shall be exchanged for New CEC Common Equity pursuant to the CEOC Merger); and (i) to the extent it is treated as a separate and distinct recovery from the New CEC Common Stock for U.S. federal income tax purposes, the preemptive right to participate in the CEC Capital Raise.96

[96]	Because the form of the CEC Capital Raise (if any) has not been determined at this time, it is unclear that the preemptive right to participate in the CEC Capital Raise will be treated as a recovery pursuant to the Plan on account of such Holders’ Claims. Moreover, the quantum, but not kind, of consideration received will depend on whether Class F votes to accept or reject the Plan.

a.	Spin Structure

i.	Treatment if Prepetition Credit Agreement Claims Are “Securities” and At Least Some of the Consideration Received Under the Plan Constitute Stock or Securities of CEOC or the REIT

If a Prepetition Credit Agreement Claim is determined to be a “security,” and at least some of the consideration received is also determined to be stock or a “security” of CEOC or the REIT, then the exchange of such Claim for the property described above should be treated as a reorganization under the Internal Revenue Code. Other than with respect to any amounts received that are attributable to accrued but untaxed interest (or original issue discount), a U.S. Holder of such Claim will recognize gain (but not loss) to the extent of the lesser of (a) the amount of gain realized from the exchange (generally equal to the fair market value (or issue price, in the case of debt) of all of the consideration received minus the Holder’s adjusted basis, if any, in the Allowed Claim) or (b) the cash or “other property” (including any non-Cash consideration not treated as stock or “securities” of CEOC or the REIT) received in the distribution that is not permitted to be received under section 355 of the Internal Revenue Code without the recognition of gain.

With respect to non-Cash consideration that is determined to be stock or a “security” of CEOC or the REIT received in exchange for a Prepetition Credit Agreement Claim, U.S. Holders should obtain an aggregate tax basis in such property, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or original issue discount), equal to (1) the tax basis of the surrendered Claim, less (2) cash and the fair market value (or issue price, in the case of debt) of “other property” (if any) received, plus (3) gain recognized (if any). The holding period for such non-Cash consideration should include the holding period for the surrendered Claims.

With respect to non-Cash consideration that is determined not to be stock or a “security” of CEOC or the REIT, U.S. Holders should obtain a tax basis in such property, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or original issue discount), equal to such property’s fair market value (or issue price, in the case of debt) as of the date such property is distributed to the U.S. Holder. The holding period for any such non-Cash consideration should begin on the day following the Effective Date.

The tax basis of any non-Cash consideration determined to be received in satisfaction of accrued but untaxed interest (or original issue discount) should equal the amount of such accrued but untaxed interest (or original issue discount), but in no event should such basis exceed the fair market value (or issue price, in the case of debt) of the non-Cash consideration received in satisfaction of accrued but untaxed interest (or original issue discount). The holding period for any such non-Cash consideration should begin on the day following the Effective Date.

ii.	Treatment if Prepetition Credit Agreement Claims Are Not Securities or None of the Consideration Received Under the Plan Constitute Stock or Securities of CEOC or the REIT

If a Prepetition Credit Agreement Claim is determined not to be a “security” or none of the non-Cash consideration received by a U.S. Holder of such Claim is determined to be stock or a “security” of CEOC or the REIT, then a U.S. Holder of such Claim will be treated as receiving its distributions under the Plan in a taxable exchange under section 1001 of the Internal Revenue Code. Other than with respect to any amounts received that are attributable to accrued but untaxed interest (or original issue discount), each U.S. Holder of such Claim should recognize gain or loss equal to the difference between (a) the sum of the cash, the issue price of any debt instruments, and the fair market value (or issue price, in the case of debt) of the other property received in exchange for the Claim and (b) such U.S. Holder’s adjusted basis, if any, in such Claim.

U.S. Holders of such Claims should obtain a tax basis in the non-Cash consideration received, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or original issue discount), equal to such property’s fair market value (or issue price, in the case of debt) as of the date such property is distributed to the U.S. Holder. The holding period for any such non-Cash consideration should begin on the day following the Effective Date.

The tax basis of any non-Cash consideration determined to be received in satisfaction of accrued but untaxed interest (or original issue discount) should equal the amount of such accrued but untaxed interest (or original issue discount), but in no event should such basis exceed the fair market value (or issue price, in the case of debt) of the non-Cash consideration received in satisfaction of accrued but untaxed interest (or original issue discount). The holding period for any such non-Cash consideration should begin on the day following the Effective Date.

b.	Partnership Contribution Structure

i.	Treatment if Prepetition Credit Agreement Claims Are “Securities” and At Least Some of the Consideration Received Under the Plan Constitute Stock or Securities of CEOC

If a Prepetition Credit Agreement Claim is determined to be a “security” and at least some of the non-Cash consideration received is also determined to be stock or a “security” of CEOC, then the exchange of such Claims pursuant to the Plan should be treated as a reorganization under the Internal Revenue Code. The treatment of a U.S. Holder of such Claim should be substantially identical to the treatment of a U.S. Holder of such Claim in the Spin Structure, except that a greater portion of the consideration received under the Plan in exchange for such Claim may be treated as “other property” under sections 354 and 356 of the Internal Revenue Code.

ii.	Treatment if Prepetition Credit Agreement Claims Are Not Securities or None of the Consideration Received Under the Plan Constitute Stock or Securities of CEOC

If a Prepetition Credit Agreement Claim is determined not to be a “security” or none of the non-Cash consideration received by a U.S. Holder of such Claim is determined to be stock or a “security” of CEOC, then the exchange of such Claim pursuant to the Plan should be subject to the same treatment as such Claims that are not treated as “securities” of CEOC or the REIT in the Spin Structure.

c.	Treatment of Preemptive Right Under CEC Capital Raise

If the preemptive right to participate in the CEC Capital Raise is treated as a separate and distinct recovery, such right may be treated as an option (like participation in a rights offering) for U.S. federal income tax purposes. In such case, a U.S. Holder that elects not to exercise their preemptive participation right may be entitled to claim a loss equal to the amount of tax basis in the preemptive participation right, subject to any limitations on such U.S. Holder’s ability to utilize capital losses. Such U.S. Holders are urged to consult with their own tax advisors as to the tax consequences of electing not to exercise the preemptive participation right.

A U.S. Holder that elects to exercise the preemptive participation right should be treated as purchasing New CEC Common Equity, in exchange for its preemptive participation right and the exercise price. Such a purchase should generally be treated as the exercise of an option under general tax principles. Accordingly, such a U.S. Holder should not recognize income, gain, or loss for U.S. federal income tax purposes when it exercises the preemptive participation right. A U.S. Holder’s aggregate tax basis in the New CEC Common Equity should equal the sum of (a) the amount of cash paid by the U.S. Holder to exercise its preemptive participation right plus (b) such U.S. Holder’s tax basis in its preemptive participation right immediately before the option is exercised. A U.S. Holder’s holding period for the New CEC Common Equity received pursuant to the exercise of the preemptive participation right should begin on the day following such exercise.

d.	Treatment of OpCo Series A Preferred Stock in the CEOC Merger

As noted above, the CEOC Merger is intended to constitute a tax-free reorganization under section 368(a)(1)(A) or (G) of the IRC for parties other than CEC. The OpCo Series A Preferred Stock should be treated as “stock” of CEOC for purpose of the CEOC Merger. Accordingly, U.S. Holders should not recognize gain or loss as a result of the CEOC Merger, and should receive New CEC Common Equity with a tax basis and holding period equal to the tax basis and holding period in such U.S. Holder’s OpCo Series A Preferred Stock.

2.	Consequences to U.S. Holders of Secured First Lien Notes Claims

Pursuant to the Plan, in full satisfaction and discharge of their Claims, the Holders of Allowed Class E Claims will exchange such Claims (subject to certain elections and conditions) for their pro rata share of (a) Cash; (b) the OpCo First Lien Debt (if not syndicated); (c) the OpCo Second Lien Debt (if not syndicated); (d) the PropCo First Lien Notes; (e) the PropCo Second Lien Notes; (f) the PropCo Common Equity; (g) the PropCo Preferred Equity; (h) the CPLV Mezzanine Debt; (i) the OpCo Series A Preferred Stock (which shall be exchanged for New CEC Common Equity pursuant to the CEOC Merger); and (k) to the extent it is treated as a separate and distinct recovery from the New CEC Common Stock for U.S. federal income tax purposes, the preemptive right to participate in the CEC Capital Raise.97

a.	Spin Structure

i.	Treatment if Secured First Lien Notes Claims Are “Securities” and At Least Some of the Consideration Received Under the Plan Constitute Stock or Securities of CEOC or the REIT

If a Secured First Lien Notes Claim is determined to be a “security,” and at least some of the non-Cash consideration received is also determined to be stock or a “security” of CEOC or the REIT, then the exchange of such Claim for the property described above should be treated as a reorganization under the Internal Revenue Code. Other than with respect to any amounts received that are attributable to accrued but untaxed interest (or original issue discount), a U.S. Holder of such Claim will recognize gain (but not loss) to the extent of the lesser of (a) the amount of gain realized from the exchange (generally equal to the fair market value (or issue price, in the case of debt) of all of the consideration received minus the Holder’s adjusted basis, if any, in the Allowed Claim) or (b) the cash or “other property” (including any non-Cash consideration not treated as stock or “securities” of CEOC or the REIT) received in the distribution that is not permitted to be received under section 355 of the Internal Revenue Code without the recognition of gain.

With respect to non-Cash consideration that is determined to be stock or a “security” of CEOC or the REIT received in exchange for a Secured First Lien Notes Claim, U.S. Holders should obtain an aggregate tax basis in such property, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or original issue discount), equal to (1) the tax basis of the surrendered Claim, less (2) cash and the fair market value (or issue price, in the case of debt) of “other property” (if any) received, plus (3) gain recognized (if any). The holding period for such non-Cash consideration should include the holding period for the surrendered Claims.

With respect to non-Cash consideration that is determined not to be stock or a “security” of CEOC or the REIT, a U.S. Holder should obtain a tax basis in such property, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or original issue discount), equal to such property’s fair market value (or issue price, in the case of debt) as of the date such property is distributed to the U.S. Holder. The holding period for any such non-Cash consideration should begin on the day following the Effective Date.

[97]

Because the form of the CEC Capital Raise (if any) has not been determined at this time, it is unclear that the preemptive right to participate in the CEC Capital Raise will be treated as a recovery pursuant to the Plan on account of such Holders’ Claims. Moreover, the quantum, but not kind of consideration received will depend on whether Class F votes to accept or reject the Plan.

The tax basis of any non-Cash consideration determined to be received in satisfaction of accrued but untaxed interest (or original issue discount) should equal the amount of such accrued but untaxed interest (or original issue discount), but in no event should such basis exceed the fair market value (or issue price, in the case of debt) of the non-Cash consideration received in satisfaction of accrued but untaxed interest (or original issue discount). The holding period for any such non-Cash consideration should begin on the day following the Effective Date.

ii.	Treatment if Secured First Lien Notes Claims Are Not Securities or None of the Consideration Received Under the Plan Constitute Stock or Securities of CEOC or the REIT

If a Secured First Lien Notes Claim is determined not to be a “security” or none of the non-Cash consideration received by a U.S. Holder of such Claim is determined to be stock or a “security” of CEOC or the REIT, then U.S. Holders of such Claims will be treated as receiving their distributions under the Plan in a taxable exchange under section 1001 of the Internal Revenue Code. Other than with respect to any amounts received that are attributable to accrued but untaxed interest (or original issue discount), each U.S. Holder of such Claim should recognize gain or loss equal to the difference between (a) the sum of the cash, the issue price of any debt instruments, and the fair market value (or issue price, in the case of debt) of the other property received in exchange for the Claim and (b) such U.S. Holder’s adjusted basis, if any, in such Claim.

U.S. Holders of such Claims should obtain a tax basis in the non-Cash consideration received, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or original issue discount), equal to such property’s fair market value (or issue price, in the case of debt) as of the date such property is distributed to the U.S. Holder. The holding period for any such non-Cash consideration should begin on the day following the Effective Date.

The tax basis of any non-Cash consideration determined to be received in satisfaction of accrued but untaxed interest (or original issue discount) should equal the amount of such accrued but untaxed interest (or original issue discount), but in no event should such basis exceed the fair market value (or issue price, in the case of debt) of the non-Cash consideration received in satisfaction of accrued but untaxed interest (or original issue discount). The holding period for any such non-Cash consideration should begin on the day following the Effective Date.

b.	Partnership Contribution Structure

i.	Treatment if Secured First Lien Notes Claims Are “Securities” and At Least Some of the Consideration Received Under the Plan Constitute Stock or Securities of CEOC

If a Secured First Lien Notes Claim is determined to be a “security” and at least some of the non-Cash consideration received is also determined to be stock or a “security” of CEOC, then the exchange of such Claims pursuant to the Plan should be treated as a reorganization under the Internal Revenue Code. The treatment of a U.S. Holder of such Claim should be substantially identical to the treatment of a U.S. Holder of such Claim in the Spin Structure, except that a greater portion of the consideration received under the Plan in exchange for such Claim will likely be treated as “other property” under sections 354 and 356 of the Internal Revenue Code.

ii.	Treatment if Secured First Lien Notes Claims or None of the Consideration Received Under the Plan Constitute Stock or Securities of CEOC

If a Secured First Lien Notes Claim is determined not to be a “security” or none of the non-Cash consideration received by a U.S. Holder of such Claim is determined to be stock or a “security” of CEOC, then the exchange of such Claims pursuant to the Plan should be subject to the same treatment as such Claims that are determined not to be “securities” in the Spin Structure.

c.	Sale of PropCo Preferred Equity Pursuant to the Plan

In the event a U.S. Holder of a Secured First Lien Notes Claim sells any or all of its PropCo Preferred Equity pursuant to (i) the PropCo Preferred Equity Call Right; and/or (ii) the PropCo Preferred Equity Put Right, such U.S. Holder will recognize gain or loss equal to the difference between (i) the sum of the cash received in exchange for such PropCo Preferred Equity and (ii) such U.S. Holder’s adjusted basis in such PropCo Preferred Equity.

d.	Treatment of Preemptive Right Under CEC Capital Raise

If the preemptive right to participate in the CEC Capital Raise is treated as a separate and distinct recovery, such right may be treated as an option (like participation in a rights offering) for U.S. federal income tax purposes. In such case, a U.S. Holder that elects not to exercise their preemptive participation right may be entitled to claim a loss equal to the amount of tax basis in the preemptive participation right, subject to any limitations on such U.S. Holder’s ability to utilize capital losses. Such U.S. Holders are urged to consult with their own tax advisors as to the tax consequences of electing not to exercise the preemptive participation right.

A U.S. Holder that elects to exercise the preemptive participation right should be treated as purchasing New CEC Common Equity, in exchange for its preemptive participation right and the exercise price. Such a purchase should generally be treated as the exercise of an option under general tax principles. Accordingly, such a U.S. Holder should not recognize income, gain, or loss for U.S. federal income tax purposes when it exercises the preemptive participation right. A U.S. Holder’s aggregate tax basis in the New CEC Common Equity should equal the sum of (a) the amount of cash paid by the U.S. Holder to exercise its preemptive participation right plus (b) such U.S. Holder’s tax basis in its preemptive participation right immediately before the option is exercised. A U.S. Holder’s holding period for the New CEC Common Equity received pursuant to the exercise of the preemptive participation right should begin on the day following such exercise.

e.	Treatment of OpCo Series A Preferred Stock in the CEOC Merger

As noted above, the CEOC Merger is intended to constitute a tax-free reorganization under section 368(a)(1)(A) or (G) of the IRC for parties other than CEC. The OpCo Series A Preferred Stock should be treated as “stock” of CEOC for purpose of the CEOC Merger. Accordingly, U.S. Holders should not recognize gain or loss as a result of the CEOC Merger, and should receive New CEC Common Equity with a tax basis and holding period equal to the tax basis and holding period in such U.S. Holder’s OpCo Series A Preferred Stock.

3.	Consequences to U.S. Holders of Second Lien Notes Claims

Pursuant to the Plan, in full satisfaction and discharge of their Claims, the Holders of Allowed Class F Claims will (subject to certain elections and conditions) exchange such Claims for their pro rata share of (a) OpCo Series A Preferred Stock (which shall be exchanged for New CEC Common Equity pursuant to the CEOC Merger); (b) to the extent it is treated as a separate and distinct recovery from the New CEC Common Stock for U.S. federal income tax purposes, the preemptive right to participate in the CEC Capital Raise;98 and (c) New CEC Convertible Notes.99

[98]	Because the form of the CEC Capital Raise (if any) has not been determined at this time, it is unclear that the preemptive right to participate in the CEC Capital Raise will be treated as a recovery pursuant to the Plan on account of such Holders’ Claims.
[99]	The quantum, but not kind, of consideration received will depend on whether Class F votes to accept or reject the Plan.

a.	Spin Structure

i.	Treatment if Second Lien Notes Claims Are “Securities” and At Least Some of the Consideration Received Under the Plan Constitute Stock or Securities of CEOC or the REIT

If a Second Lien Notes Claim is determined to be a “security,” and at least some of the non-Cash consideration received is also determined to be stock or a “security” of CEOC or the REIT, then the exchange of such Claim for the property described above should be treated as a reorganization under the Internal Revenue Code. Other than with respect to any amounts received that are attributable to accrued but untaxed interest (or original issue discount), a U.S. Holder of such Claim will recognize gain (but not loss) to the extent of the lesser of (a) the amount of gain realized from the exchange (generally equal to the fair market value of all of the consideration received minus the Holder’s adjusted basis, if any, in the Allowed Claim) or (b) the cash or “other property” (including any non-Cash consideration not treated as stock or “securities” of CEOC or the REIT) received in the distribution that is not permitted to be received under section 355 of the Internal Revenue Code without the recognition of gain.

With respect to non-Cash consideration that is determined to be stock or a “security” of CEOC or the REIT received in exchange for a Non-First Lien Claim, U.S. Holders should obtain an aggregate tax basis in such property, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or original issue discount), equal to (1) the tax basis of the surrendered Claim, less (2) cash and the fair market value of “other property” (if any) received, plus (3) gain recognized (if any). The holding period for such non-Cash consideration should include the holding period for the surrendered Claims.

With respect to non-Cash consideration that is determined not to be stock or a “security” of CEOC or the REIT, a U.S. Holder should obtain a tax basis in such property, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or original issue discount), equal to such property’s fair market value as of the date such property is distributed to the U.S. Holder. The holding period for any such non-Cash consideration should begin on the day following the Effective Date.

The tax basis of any non-Cash consideration determined to be received in satisfaction of accrued but untaxed interest (or original issue discount) should equal the amount of such accrued but untaxed interest (or original issue discount), but in no event should such basis exceed the fair market value of the non-Cash consideration received in satisfaction of accrued but untaxed interest (or original issue discount). The holding period for such property should begin on the day following the Effective Date.

ii.	Treatment if Second Lien Notes Claims Are Not Securities or None of the Consideration Received Under the Plan Constitute Stock or Securities of CEOC

If a Second Lien Notes Claim is determined not to be a “security” or none of the non-Cash consideration received by a U.S. Holder of such Claim is determined to be stock or a “security” of CEOC, then, a U.S. Holder of such Claims will be treated as receiving its distributions under the Plan in a taxable exchange under section 1001 of the Internal Revenue Code. Other than with respect to any amounts received that are attributable to accrued but untaxed interest (or original issue discount), each U.S. Holder of such Claim should recognize gain or loss equal to the difference between (a) the sum of the cash, the issue price of the New CEC Convertible Notes, and the fair market value of the PropCo Common Equity and (b) such U.S. Holder’s adjusted basis, if any, in such Claim.

U.S. Holders of such Claims should obtain a tax basis in the non-Cash consideration received, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or original issue discount), equal to the fair market value of such property as of the date such property is distributed to the U.S. Holder. The holding period for any such property should begin on the day following the Effective Date.

The tax basis of any non-Cash consideration determined to be received in satisfaction of accrued but untaxed interest (or original issue discount) should equal the amount of such accrued but untaxed interest (or original issue discount), but in no event should such basis exceed the fair market value of the non-Cash consideration received in satisfaction of accrued but untaxed interest (or original issue discount). The holding period for any such property should begin on the day following the Effective Date.

b.	Partnership Contribution Structure

i.	Treatment if Second Lien Notes Claims Are “Securities” and At Least Some of the Consideration Received Under the Plan Constitute Stock or Securities of CEOC

If a Second Lien Notes Claim is determined to be a “security” and at least some of the non-Cash consideration received is also determined to be stock or a “security” of CEOC then the exchange of such Claims pursuant to the Plan should be treated as a reorganization under the Internal Revenue Code. The treatment of a U.S. Holder of such Claim should be substantially identical to the treatment of a U.S. Holder of such Claim in the Spin Structure, except that a greater portion of the consideration received under the Plan in exchange for such Claim will likely be treated as “other property” under sections 354 and 356 of the Internal Revenue Code.

ii.	Treatment if Second Lien Notes Claims Are Not “Securities” or None of the Consideration Received Under the Plan Constitute Stock or Securities of CEOC

If a Second Lien Notes Claim is determined not to be a “security” or none of the non-Cash consideration received by a U.S. Holder of such Claim is determined to be stock or a “security” of CEOC, then the exchange of such Claims pursuant to the Plan should be subject to the same treatment as such Claims that are determined not to be “securities” in the Spin Structure.

c.	Treatment of Preemptive Right Under CEC Capital Raise

If the preemptive right to participate in the CEC Capital Raise is treated as a separate and distinct recovery, such right may be treated as an option (like participation in a rights offering) for U.S. federal income tax purposes. In such case, a U.S. Holder that elects not to exercise their preemptive participation right may be entitled to claim a loss equal to the amount of tax basis in the preemptive participation right, subject to any limitations on such U.S. Holder’s ability to utilize capital losses. Such U.S. Holders are urged to consult with their own tax advisors as to the tax consequences of electing not to exercise the preemptive participation right.

A U.S. Holder that elects to exercise the preemptive participation right should be treated as purchasing New CEC Common Equity, in exchange for its preemptive participation right and the exercise price. Such a purchase should generally be treated as the exercise of an option under general tax principles. Accordingly, such a U.S. Holder should not recognize income, gain, or loss for U.S. federal income tax purposes when it exercises the preemptive participation right. A U.S. Holder’s aggregate tax basis in the New CEC Common Equity should equal the sum of (a) the amount of cash paid by the U.S. Holder to exercise its preemptive participation right plus (b) such U.S. Holder’s tax basis in its preemptive participation right immediately before the option is exercised. A U.S. Holder’s holding period for the New CEC Common Equity received pursuant to the exercise of the preemptive participation right should begin on the day following such exercise.

d.	Treatment of OpCo Series A Preferred Stock in the CEOC Merger

As noted above, the CEOC Merger is intended to constitute a tax-free reorganization under section 368(a)(1)(A) or (G) of the IRC for parties other than CEC. The OpCo Series A Preferred Stock should be treated as “stock” of CEOC for purpose of the CEOC Merger. Accordingly, U.S. Holders should not recognize gain or loss as a result of the CEOC Merger, and should receive New CEC Common Equity with a tax basis and holding period equal to the tax basis and holding period in such U.S. Holder’s OpCo Series A Preferred Stock.

4.	Consequences to U.S. Holders of Unsecured Claims

Pursuant to the Plan, in full satisfaction and discharge of their Claims, the Holders of Allowed Class G, H, I, J, K, L, M, N, and O Claims (collectively, the “Unsecured Claims”) will (subject to certain elections and conditions) exchange such Claims for their pro rata share of (a) Cash (in the case of certain Allowed Class I, J, or K Claims; (b) OpCo Series A Preferred Stock (which shall be exchanged for New CEC Common Equity pursuant to the CEOC Merger); (c) to the extent it is treated as a separate and distinct recovery from the New CEC Common Stock for U.S. federal income tax purposes, the preemptive right to participate in the CEC Capital Raise;100 and (d) New CEC Convertible Notes; provided, however, that Allowed Claims in Class K (Convenience Unsecured Claims) shall only receive Cash.101

a.	Spin Structure

i.	Treatment if Unsecured Claims Are “Securities” of CEOC and At Least Some of the Consideration Received Under the Plan Constitute Stock or Securities of CEOC or the REIT

If an Unsecured Claim is determined to be a “security” of CEOC,102 and at least some of the non-Cash consideration received is also determined to be stock or a “security” of CEOC or the REIT, then the exchange of such Claim for the property described above should be treated as a reorganization under the Internal Revenue Code. Other than with respect to any amounts received that are attributable to accrued but untaxed interest (or original issue discount), a U.S. Holder of such Claim will recognize gain (but not loss) to the extent of the lesser of (a) the amount of gain realized from the exchange (generally equal to the fair market value of all of the consideration received minus the Holder’s adjusted basis, if any, in the Allowed Claim) or (b) the cash or “other property” (including any non-Cash consideration not treated as stock or “securities” of CEOC or the REIT) received in the distribution that is not permitted to be received under section 355 of the Internal Revenue Code without the recognition of gain.

With respect to non-Cash consideration that is determined to be stock or a “security” of CEOC or the REIT received in exchange for a Non-First Lien Claim, U.S. Holders should obtain an aggregate tax basis in such property, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or original issue discount), equal to (1) the tax basis of the surrendered Claim, less (2) cash and the fair market value of “other property” (if any) received, plus (3) gain recognized (if any). The holding period for such non-Cash consideration should include the holding period for the surrendered Claims.

With respect to non-Cash consideration that is determined not to be stock or a “security” of CEOC or the REIT, a U.S. Holder should obtain a tax basis in such property, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or original issue discount), equal to such property’s fair market value as of the date such property is distributed to the U.S. Holder. The holding period for any such non-Cash consideration should begin on the day following the Effective Date.

The tax basis of any non-Cash consideration determined to be received in satisfaction of accrued but untaxed interest (or original issue discount) should equal the amount of such accrued but untaxed interest (or

100	Because the form of the CEC Capital Raise (if any) has not been determined at this time, it is unclear that the preemptive right to participate in the CEC Capital Raise will be treated as a recovery pursuant to the Plan on account of such Holders’ Claims. Moreover, the quantum, but not kind of consideration received will depend on whether Class F votes to accept or reject the Plan.
101	Other than with respect to Classes I and J, the quantum, but not kind, of consideration received will depend on whether each Class of Unsecured Claims votes to accept or reject the Plan. If Class I or J votes to reject the Plan, the Holders of Class I or J Claims, as applicable, will not receive Cash.
102

Certain Unsecured Claims are held solely against subsidiaries of CEOC, and, if such claims are held against an entity that is not disregarded from CEOC for U.S. federal income tax purposes, such Unsecured Claim will not be treated as a “security” of CEOC.

original issue discount), but in no event should such basis exceed the fair market value of the non-Cash consideration received in satisfaction of accrued but untaxed interest (or original issue discount). The holding period for such property should begin on the day following the Effective Date.

ii.	Treatment if Unsecured Claims Are Not Securities of CEOC or None of the Consideration Received Under the Plan Constitute Stock or Securities of CEOC

If an Unsecured Claim is determined not to be a “security” of CEOC or none of the non-Cash consideration received by a U.S. Holder of such Claim is determined to be stock or a “security” of CEOC, then, a U.S. Holder of such Claims will be treated as receiving its distributions under the Plan in a taxable exchange under section 1001 of the Internal Revenue Code. Other than with respect to any amounts received that are attributable to accrued but untaxed interest (or original issue discount), each U.S. Holder of such Claim should recognize gain or loss equal to the difference between (a) the sum of the cash, the issue price of the New CEC Convertible Notes, and the fair market value of the PropCo Common Equity and (b) such U.S. Holder’s adjusted basis, if any, in such Claim.

U.S. Holders of such Claims should obtain a tax basis in the non-Cash consideration received, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or original issue discount), equal to the fair market value of such property as of the date such property is distributed to the U.S. Holder. The holding period for any such property should begin on the day following the Effective Date.

The tax basis of any non-Cash consideration determined to be received in satisfaction of accrued but untaxed interest (or original issue discount) should equal the amount of such accrued but untaxed interest (or original issue discount), but in no event should such basis exceed the fair market value of the non-Cash consideration received in satisfaction of accrued but untaxed interest (or original issue discount). The holding period for any such property should begin on the day following the Effective Date.

b.	Partnership Contribution Structure

i.	Treatment if Unsecured Lien Claims Are “Securities” of CEOC and At Least Some of the Consideration Received Under the Plan Constitute Stock or Securities of CEOC

If an Unsecured Claim is determined to be a “security” of CEOC and at least some of the non-Cash consideration received is also determined to be stock or a “security” of CEOC then the exchange of such Claims pursuant to the Plan should be treated as a reorganization under the Internal Revenue Code. The treatment of a U.S. Holder of such Claim should be substantially identical to the treatment of a U.S. Holder of such Claim in the Spin Structure, except that a greater portion of the consideration received under the Plan in exchange for such Claim will likely be treated as “other property” under sections 354 and 356 of the Internal Revenue Code.

ii.	Treatment if Unsecured Claims Are Not “Securities” of CEOC or None of the Consideration Received Under the Plan Constitute Stock or Securities of CEOC

If an Unsecured Claim is determined not to be a “security” of CEOC or none of the non-Cash consideration received by a U.S. Holder of such Claim is determined to be stock or a “security” of CEOC, then the exchange of such Claims pursuant to the Plan should be subject to the same treatment as such Claims that are determined not to be “securities” in the Spin Structure.

c.	Treatment of Preemptive Right Under CEC Capital Raise

If the preemptive right to participate in the CEC Capital Raise is treated as a separate and distinct recovery, such right may be treated as an option (like participation in a rights offering) for U.S. federal income tax purposes. In such case, a U.S. Holder that elects not to exercise their preemptive participation right may be entitled to claim a loss equal to the amount of tax basis in the preemptive participation right, subject to any limitations on such U.S. Holder’s ability to utilize capital losses. Such U.S. Holders are urged to consult with their own tax advisors as to the tax consequences of electing not to exercise the preemptive participation right.

A U.S. Holder that elects to exercise the preemptive participation right should be treated as purchasing New CEC Common Equity, in exchange for its preemptive participation right and the exercise price. Such a purchase should generally be treated as the exercise of an option under general tax principles. Accordingly, such a U.S. Holder should not recognize income, gain, or loss for U.S. federal income tax purposes when it exercises the preemptive participation right. A U.S. Holder’s aggregate tax basis in the New CEC Common Equity should equal the sum of (a) the amount of cash paid by the U.S. Holder to exercise its preemptive participation right plus (b) such U.S. Holder’s tax basis in its preemptive participation right immediately before the option is exercised. A U.S. Holder’s holding period for the New CEC Common Equity received pursuant to the exercise of the preemptive participation right should begin on the day following such exercise.

d.	Treatment of OpCo Series A Preferred Stock in the CEOC Merger

As noted above, the CEOC Merger is intended to constitute a tax-free reorganization under section 368(a)(1)(A) or (G) of the IRC for parties other than CEC. The OpCo Series A Preferred Stock should be treated as “stock” of CEOC for purpose of the CEOC Merger. Accordingly, U.S. Holders should not recognize gain or loss as a result of the CEOC Merger, and should receive New CEC Common Equity with a tax basis and holding period equal to the tax basis and holding period in such U.S. Holder’s OpCo Series A Preferred Stock.

5.	Accrued Interest

To the extent that any amount received by a Holder of a surrendered Allowed Claim under the Plan is attributable to accrued but unpaid interest (or original issue discount) and such amount has not previously been included in the Holder’s gross income, such amount should be taxable to the Holder as ordinary interest income. Conversely, a Holder of a surrendered Allowed Claim may be able to recognize a deductible loss to the extent that any accrued interest (or original issue discount) on the debt instruments constituting such Claim was previously included in the Holder’s gross income, but was not paid in full by the Debtors.

The extent to which the consideration received by a Holder of a surrendered Allowed Claim will be attributable to accrued interest (or original issue discount) on the debts constituting the surrendered Allowed Claim is unclear. The Plan provides that distributions in respect of Allowed Claims will first be allocated to the principal amount of such Claims, and then, to the extent the consideration exceeds the principal amount of the Claims, to any portion of such Claims for accrued but unpaid interest. Holders of Claims with accrued interest (or original issue discount) should consult with their tax advisors regarding the allocation of the consideration.

6.	Market Discount

Under the “market discount” provisions of sections 1276 through 1278 of the Internal Revenue Code, some or all of any gain realized by a Holder exchanging the debt instruments constituting its Allowed Claim may be treated as ordinary income (instead of capital gain), to the extent of the amount of accrued “market discount” on the debt constituting the surrendered Allowed Claim.

In general, a debt instrument is considered to have been acquired with “market discount” if it is acquired other than on original issue and if the Holder’s adjusted tax basis in the debt instrument is less than (a) the sum of all remaining payments to be made on the debt instrument, excluding “qualified stated interest,” or (b) in the case of a debt instrument issued with “original issue discount,” its adjusted issue price, by at least a de minimis amount (equal to 0.25% of the sum of all remaining payments to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity).

Any gain recognized by a Holder on the taxable disposition (determined as described above) of debts that it acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while such debts were considered to be held by the Holder (unless the Holder elected to include market discount in income as it accrued). To the extent that the surrendered debts that had been acquired with market discount are exchanged in a tax-free or other reorganization transaction for other property (as may occur here), any market discount that accrued on such debts but was not recognized by the Holder may be required to be carried over to the property received therefor and any gain recognized on the subsequent sale, exchange, redemption or other disposition of such property may be treated as ordinary income to the extent of the accrued but unrecognized market discount with respect to the exchanged debt instrument. These rules are complex, their application is uncertain, and Holders of Allowed Claims should consult their own tax advisors regarding their application.

D.	Certain Federal Income Tax Consequences of the Plan to Non-U.S. Holders of Allowed Claims and Interests

The following discussion includes only certain U.S. federal income tax consequences of the consummation of the Plan to Non-U.S. Holders. The discussion does not include any non-U.S. tax considerations. The rules governing the federal income tax consequences to Non-U.S. Holders are complex. Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, and local and the foreign tax consequences of the consummation of the Plan to such Non-U.S. Holder.

Whether a Non-U.S. Holder realizes gain or loss on the exchange and the amount of such gain or loss is determined in the same manner as set forth above in connection with U.S. Holders. See the discussion above for information regarding the determination of whether consideration received under the Plan is attributable to accrued interest.

1.	Gain Recognition

Any gain realized by a Non-U.S. Holder on the exchange of its Claim or Interest generally will not be subject to U.S. federal income taxation unless (a) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year in which the consummation of the Plan occurs and certain other conditions are met or (b) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States and, if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States (such gain is known as “effectively connected income”).

If the first exception applies, to the extent that any gain is taxable and does not qualify for deferral as a reorganization as described above, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the exchange. If the second exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to any gain realized on the exchange in the same manner as a U.S. Holder. If both exceptions apply, in order to claim an exemption from withholding tax, such Non-U.S. Holder will be required to provide properly executed original copies of IRS Form W-8ECI (or such successor form as the IRS designates). In addition, if such a Non-U.S. Holder is a corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

2.	Accrued Interest

Any amount received by a Non-U.S. Holder of a surrendered Allowed Claim that is attributable to accrued but untaxed interest (which, for purposes of this discussion of Non-U.S. Holders, includes original issue discount) generally will qualify for the so-called “portfolio interest exemption” and, therefore, generally will not be subject to U.S. federal income or withholding tax, provided that the applicable withholding agent has received or receives, prior to payment, appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E), and provided that:

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of CEOC’s stock entitled to vote;

•	the Non-U.S. Holder is not a “controlled foreign corporation” that is a “related person” with respect to CEOC (each, within the meaning of the Internal Revenue Code);

•	the Non-U.S. Holder is not a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code; and

•	such interest is not effectively connected income (in which case, provided the Non-U.S. Holder provides a properly executed IRS Form W-8ECI (or successor form) to the withholding agent, the Non-U.S. Holder (a) generally will not be subject to withholding tax, but (b) will be subject to U.S. federal income tax in the same manner as a U.S. Holder (unless an applicable income tax treaty provides otherwise), and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such Non-U.S. Holder’s effectively connected earnings and profits that are attributable to the accrued but untaxed interest at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty)).

A Non-U.S. Holder that does not qualify for exemption from withholding tax with respect to accrued but untaxed interest that is not effectively connected income generally will be subject to withholding of U.S. federal income tax at a 30% rate (or at a reduced rate or exemption from tax under an applicable income tax treaty) on payments that are attributable to accrued but untaxed interest. For purposes of providing a properly executed IRS Form W-8BEN or W-8BEN-E, special procedures are provided under applicable Treasury Regulations for payments through qualified foreign intermediaries or certain financial institutions that hold customers’ securities in the ordinary course of their trade or business.

3.	FATCA

Legislation enacted in 2010, along with regulations and administrative guidance, known as the Foreign Account Tax Compliance Act (“FATCA”) generally imposes a withholding tax of 30% with respect to certain “withholdable payments” if the payments are made to a foreign entity, unless certain diligence, reporting, withholding and certification obligations and requirements are met. For this purpose, “withholdable payments” are generally U.S. source payments of fixed or determinable, annual or periodical income, which may include dividends and interest with respect to non-cash consideration received under the Plan, as well as gross proceeds from the sale of assets that can produce U.S. source interest or dividends. Recently finalized U.S. Treasury regulations and IRS official guidance delay the implementation of withholding under FATCA with respect to payments of gross proceeds until after December 31, 2018, but withholding under FATCA with respect to dividends and interest began on July 1, 2014.

Withholding under FATCA may be avoided if (i) the foreign entity is a “foreign financial institution” (as defined in this legislation) and such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or (ii) the foreign entity is not a “foreign financial institution” and makes a certification identifying its substantial U.S. owners (as defined for this purpose) or makes a certification that such foreign entity does not have any substantial U.S. owners. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits.

Non-U.S. Holders should consult their own tax advisors regarding the implications of this legislation.

E.	Certain REIT Tax Considerations, Including Certain Dividend Requirements

Following the Effective Date, REITCo will need to comply with certain highly technical tax rules in the Internal Revenue Code and related regulations to qualify as a “real estate investment trust.” Certain of these rules are discussed below. Holders of Claims receiving REIT Common Stock, REIT Preferred Stock, PropCo Preferred LP Interests, and PropCo LP Interests should consult with their own tax advisors regarding the complex tax rules that govern the operation of REITs and the potential tax consequences of owning REIT Common Stock, REIT Preferred Stock, PropCo Preferred LP Interests, and PropCo LP Interests.

1.	General REIT Considerations

In any year in which REITCo qualifies as a REIT and has a valid REIT election in place, REITCo will claim deductions for the dividends REITCo pays to Holders of REITCo stock with respect to income earned while REITCo was a REIT. As a result, REITCo will not be subject to U.S. federal income tax on that portion of REITCo’s REIT taxable income or capital gain which is currently distributed to such Holders. REITCo will, however, be subject to U.S. federal income tax at normal corporate rates on any REIT taxable income or capital gain not distributed. Moreover, even if REITCo qualifies as a REIT, REITCo nonetheless would be subject to U.S. federal tax in certain circumstances, including:

(a)	REITCo will be taxed at regular corporate rates on any REIT taxable income, including undistributed net capital gains, that it does not distribute to stockholders during, or within a specified period after, the calendar year in which REITCo recognizes such income. REITCo may elect to retain and pay income tax on its net long-term capital gain. In that case, a Holder of REITCo stock would include its proportionate share of REITCo’s undistributed long-term capital gain (to the extent REITCo makes a timely designation of such gain to the stockholder) in such Holder’s income, such Holder would be deemed to have paid the tax that REITCo paid on such gain, and such Holder would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase such Holder’s basis in its REITCo stock.

(b)	REITCo may be subject to the alternative minimum tax.

(c)	If REITCo has (i) net income from the sale or other disposition of “foreclosure property” (as defined in the Internal Revenue Code) which is held primarily for sale to customers in the ordinary course of business, or (ii) other non-qualifying net income from foreclosure property, REITCo would be subject to tax at the highest corporate rate on such income.

(d)	If REITCo has net income from prohibited transactions, such income will be subject to a 100% tax. “Prohibited transactions” are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, rather than for investment, other than certain involuntary conversions or sales on dispositions of foreclosure property.

(e)	If REITCo fails to satisfy the 75% Gross Income Test or the 95% Gross Income Test (each discussed below), but nonetheless maintains its qualification as a REIT because other requirements are met, REITCo will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which REITCo fails the 75% Gross Income Test or (B) the amount by which REITCo fails the 95% Gross Income Test, as applicable, multiplied by (2) a fraction intended to reflect REITCo’s profitability.

(f)	If REITCo fails to satisfy any of the Asset Tests, as described below, other than certain de minimis failures, but REITCo’s failure is due to reasonable cause and not due to willful neglect and REITCo nonetheless maintains its REIT qualification because of specified cure provisions, REITCo will be required to pay a tax equal to the greater of $50,000 and 35% of the net income generated by the nonqualifying assets during the period in which REITCo failed to satisfy the Asset Tests.

(g)	If REITCo fails to satisfy other REIT qualification requirements (other than a Gross Income or Asset Test) and that violation is due to reasonable cause and not due to willful neglect, REITCo may retain its REIT qualification, but REITCo will be required to pay a penalty of $50,000 for each such failure.

(h)	If REITCo fails to distribute during each calendar year at least the sum of (1) 85% of REITCo’s REIT ordinary income for such year, (2) 95% of REITCo’s REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, REITCo will be subject to a 4% excise tax on the excess of such required distributions over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years) plus (B) retained amounts on which federal income tax is paid at the corporate level.

(i)	REITCo may be required to pay monthly penalties to the IRS in certain circumstances, including if REITCo fails to meet record-keeping requirements intended to monitor REITCo’s compliance with rules relating to the composition of REITCo’s stockholders.

(j)	A 100% tax may be imposed on some items of income and expense that are directly or constructively paid between REITCo, PropCo, or a TRS if and to the extent that the IRS successfully adjusts the reported amounts of such items.

(k)	If REITCo acquires appreciated assets from a C corporation (i.e., a corporation generally subject to corporate income tax) in a transaction in which the adjusted tax basis of the assets in REITCo’s hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation (as will be the case under the Plan), REITCo may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if REITCo subsequently recognizes gain on a disposition of such assets during the 5-year period following their acquisition from the C corporation. The results described in this paragraph would not apply if the non-REIT corporation elects, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by REITCo.

(l)	REITCo may have subsidiaries or own interests in other lower-tier entities that are C corporations, such as TRSs, the earnings of which would be subject to federal corporate income tax.

2.	General REIT Qualification Tests

The Internal Revenue Code generally defines a REIT as a corporation, trust, or association:

(a)	that elects to be taxed as a REIT;

(b)	that is managed by one or more trustees or directors;

(c)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(d)	that would be taxable as a domestic corporation but for its status as a REIT;

(e)	that is neither a financial institution nor an insurance company;

(f)	that meets the gross income, asset, and annual distribution requirements;

(g)	the beneficial ownership of which is held by 100 or more persons on at least 335 days in each full taxable year, proportionately adjusted for a partial taxable year; and

(h)	generally in which, at any time during the last half of each taxable year, no more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals or entities treated as individuals for this purpose.

Conditions (a) through (f) must be met during each taxable year for which REIT status is sought. Conditions (g) and (h) do not have to be met until the year after the first taxable year for which a REIT election is made.

3.	Share Ownership Test

REITCo’s stock must be held by a minimum of 100 persons (determined without attribution to the owners of any entity owning REITCo stock) for at least 335 days in each full taxable year, proportionately adjusted for partial taxable years. In addition, at all times during the second half of each taxable year, no more than 50% in value of REITCo stock may be owned, directly or indirectly, by five or fewer individuals (determined with attribution to the owners of any entity owning REITCo stock). As noted above, these share ownership tests do not apply until after the first taxable year for which REITCo elects REIT status.

REITCo’s charter will contain certain provisions intended to enable REITCo to meet these requirements and REITCo will have the right to issue, for cash, non-voting preferred stock to satisfy the requirement that REITCo’s stock be held by a minimum of 100 persons. REITCo’s charter will contain provisions restricting the transfer of REITCo stock which would result in any person beneficially owning or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of any class or series of REITCo’s outstanding capital stock. Certain exceptions to this 9.8% limitation may be authorized by REITCo’s board of directors, including with respect to certain Holders of Claims that agree to execute an ownership waiver. REITCo’s charter will also contain provisions requiring each holder of REITCo’s shares to disclose, upon demand, constructive or beneficial ownership of shares as deemed necessary to comply with the requirements of the Internal Revenue Code. Furthermore, stockholders failing or refusing to comply with REITCo’s disclosure request will be required, under regulations of the Internal Revenue Code, to submit a statement of such information to the IRS at the time of filing their annual income tax return for the year in which the request was made.

4.	Subsidiary Entities

A qualified REIT subsidiary is a corporation that is wholly owned by a REIT and is not a TRS. For purposes of the Asset and Gross Income Tests described below, all assets, liabilities, and tax attributes of a qualified REIT subsidiary are treated as belonging to the REIT. A qualified REIT subsidiary is not subject to U.S. federal income tax, but may be subject to state or local tax. Although REITCo expects to hold substantially all of its assets (other than certain assets held by a TRS in the Spin Structure) through PropCo, REITCo may hold assets through qualified REIT subsidiaries to the extent its governing documents permits such holdings (including through an amendment, in the event the initial governing documents do not permit such holdings). A partnership (which is how PropCo is intended to be classified following the Effective Date) is not subject to U.S. federal income tax and instead allocates its tax attributes to its partners. The partners are subject to U.S. federal income tax on their allocable share of the income and gain, without regard to whether they receive distributions from the partnership. Each partner’s share of a partnership’s tax attributes is determined in accordance with the limited partnership agreement. For purposes of the Asset and Gross Income Tests, REITCo will be deemed to own a proportionate share of the assets of PropCo, and REITCo will be allocated a proportionate share of each item of gross income from PropCo.

5.	Asset Tests

At the close of each calendar quarter of each taxable year, REITCo will need to satisfy a series of tests based on the composition of REITCo’s assets (the “Asset Tests”). After initially meeting the Asset Tests at the close of any quarter, REITCo will not lose its status as a REIT for failure to satisfy the Asset Tests at the end of a later quarter solely due to changes in the value of REITCo’s assets. In addition, if the failure to satisfy the Asset Tests results from an acquisition during a quarter, the failure can be cured by disposing of non-qualifying assets within 30 days after the close of that quarter. The Debtors intend that REITCo will maintain adequate records of the value of REITCo’s assets to ensure compliance with these tests and will act within 30 days after the close of any quarter as may be required to cure any noncompliance.

At least 75% of the value of REITCo’s assets must be represented by “real estate assets,” cash, cash items (including receivables), and government securities (the “75% Asset Test”). Real estate assets include (a) real property (including interests in real property and interests in mortgages on real property), (b) shares in other qualifying REITs, and (c) certain debt instruments issued by publicly-traded REITs, and (d) any stock or debt instrument (not otherwise a real estate asset) attributable to the temporary investment of “new capital,” but only for the one-year period beginning on the date REITCo receives the new capital. Property will qualify as being attributable to the temporary investment of new capital if the money used to purchase the stock or debt instrument is received by us in exchange for REITCo stock or in a public offering of debt obligations that have a maturity of at least five years. If REITCo invests in any securities that do not qualify under the 75% Asset Test, such securities may not exceed either: (a) 5% of the value of REITCo’s assets as to any one issuer, or (b) 10% of the outstanding securities by vote or value of any one issuer (unless an exception, including the exception for “straight debt,” applies). A partnership interest held by a REIT (e.g., partnership interests in PropCo held by REITCo) is not considered a “security” for purposes of these 5% and 10% tests; instead, the REIT is treated as owning directly its proportionate interest in the equity interests and certain debt securities issued by a partnership. For all of the other Asset Tests, a REIT’s proportionate share is based on its proportionate interest in the capital of the partnership. In addition, as discussed above, the stock of a qualified REIT subsidiary is not counted for purposes of the Asset Tests.

A REIT may own the stock of a TRS. A TRS is a corporation (other than another REIT) that is owned in whole or in part by a REIT, and joins in an election with the REIT to be classified as a TRS. A corporation that is 35% owned by a TRS will also be treated as a TRS. Securities of a TRS are excepted from the 5% and 10% vote and value limitations on a REIT’s ownership of securities of a single issuer. However, no more than 25% of the value of a REIT’s assets may be represented by securities of one or more TRSs (and such limit will be reduced to 20% for tax years beginning after December 31, 2017).

In certain instances where a REIT fails to satisfy the Asset Tests but the failure is within a certain threshold, the REIT will not lose its REIT status if it takes certain corrective measures, notifies Treasury, and pays a penalty.

The Debtors expect that REITCo’s holdings of securities and other assets comply with the foregoing Asset Tests, and the Debtors intend that REITCo will monitor compliance with such tests on an ongoing basis. The values of some of REITCo’s assets, however, may not be precisely valued, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the Asset Tests. Accordingly, there can be no assurance that the IRS will not contend that REITCo’s assets do not meet the requirements of the Asset Tests.

6.	Gross Income Tests

For each calendar year, REITCo will be required to satisfy two separate tests based on the composition of REITCo’s gross income, as defined under REITCo’s method of accounting (the “Gross Income Tests”). If REITCo fails to satisfy either of the Gross Income Tests discussed below for any taxable year, REITCo may retain its status as a REIT for such year if: (i) the failure was due to reasonable cause and not due to willful neglect, (ii) REITCo attaches to its return a schedule describing the nature and amount of each item of REITCo’s gross income, and (iii) any incorrect information on such schedule was not due to fraud with intent to evade U.S. federal income tax. If this relief provision is available, REITCo would remain subject to tax equal to the greater of the amount by which REITCo failed the 75% Gross Income Test or the 95% Gross Income Test, as applicable, multiplied by a fraction meant to reflect REITCo’s profitability.

a.	The 75% Gross Income Test

At least 75% of REITCo’s gross income for the taxable year (excluding gross income from prohibited transactions and certain hedging transactions and cancellation of indebtedness income) must result from (i) rents from real property, (ii) interest on obligations secured by mortgages on real property or on interests in real property, (iii) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) other than property held primarily for sale to customers in the ordinary course of its trade or business, (iv) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (v) other specified investments relating to real property or mortgages thereon, and (vi) income attributable to stock or a debt investment that is attributable to a temporary investment of new capital (as described under the 75% Asset Test above) received or earned during the one-year period beginning on the date such new capital is received (the “75% Gross Income Test”). The Debtors intend that REITCo will invest funds not otherwise invested in real properties in cash sources or other liquid investments which will allow REITCo to qualify under the 75% Gross Income Test.

Income attributable to a lease of real property will generally qualify as “rents from real property” under the 75% Gross Income Test (and the 95% Gross Income Test described below), subject to the rules discussed below. Rent from a particular tenant will not qualify if REITCo, or one or more owners of 10% or more of REITCo’s stock, directly or indirectly, owns 10% or more of the voting stock or the total number of shares of all classes of stock in, or 10% or more of the assets or net profits of, the tenant (subject to certain exceptions). The portion of rent attributable to personal property rented in connection with real property will not qualify, unless the portion attributable to personal property is 15% or less of the total rent received under, or in connection with, the lease. Generally, rent will not qualify as “rents from real property” if it is based in whole, or in part, on the income or profits of any person from the underlying property. However, rent will not fail to qualify as “rents from real property” if it is based on a fixed percentage (or designated varying percentages) of receipts or sales, including amounts above a base amount so long as the base amount is fixed at the time the lease is entered into, the provisions are in accordance with normal business practice and the arrangement is not an indirect method for basing rent on income or profits.

Rental income will not qualify if REITCo furnishes or renders services to tenants or manages or operates the underlying property, other than through a permissible “independent contractor” from whom REITCo derives no revenue, or through a TRS. This requirement, however, does not apply to the extent that the services, management or operations provided by REITCo are “usually or customarily rendered” in connection with the rental of space, and are not otherwise considered “rendered to the occupant.” If the total amount of REITCo’s “impermissible tenant service income” from non-customary services exceeds 1% of REITCo’s total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of REITCo’s total income from the property, the services will not “taint” the other income from the property (that is, it will not cause the rent paid to REITCo by tenants of that property to fail to qualify as rents from real property), but impermissible tenant service income will not qualify as rents from real property. The Debtors intend that REITCo’s board of directors will hire qualifying independent contractors or utilize one or more TRSs to render services, if any, which the board believes, after consultation with REITCo’s tax advisors, are not usually or customarily rendered in connection with the rental of space.

In order for the rent paid pursuant to leases (if any) to constitute “rents from real property,” the leases must be respected as true leases for federal income tax purposes. Accordingly, the leases cannot be treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the leases are true leases for federal income tax purposes depends upon an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

(a)	the intent of the parties;

(b)	the form of the agreement;

(c)	the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement); and

(d)	the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gain (e.g., appreciation) with respect to the property.

In addition, section 7701(e) of the Internal Revenue Code provides that a contract that purports to be a service contract or a partnership agreement is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors. Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

The Master Lease Agreements have been structured with the intent to qualify as true leases for federal income tax purposes. For example, with respect to each lease, the Debtors generally expect that:

(a)	PropCo and the lessee (as of the Effective Date, OpCo and certain of OpCo’s subsidiaries) will intend for their relationship to be that of a lessor and lessee, and that such relationship will be documented by a lease agreement;

(b)	the lessee will have the right to exclusive possession and use and quiet enjoyment of the properties covered by the lease during the term of the lease;

(c)	the lessee will bear the cost of, and will be responsible for, day-to-day maintenance and repair of the properties, and will generally control how the properties will be operated and maintained;

(d)	the lessee will bear all of the costs and expenses of operating the properties, including the cost of any inventory used in the lessees’ operation, during the term of the lease, with some limited exceptions;

(e)	the lessee will benefit from any savings and will bear the burdens of any increases in the costs of operating the properties during the term of the lease;

(f)	the lessee will be at economic risk due to damage to the properties because income from operations may be lost, subject to certain terminations rights (and the potential ability to recover from insurance proceeds, with such insurance policies to be procured by the lessees);

(g)	the lessees will have certain indemnification obligations to PropCo;

(h)	the lessees will be obligated to pay, at a minimum, substantial base rent for the period of use of the properties under the lease;

(i)	the lessees will stand to incur substantial losses or reap substantial gains depending on how successfully the properties are operated; and

(j)	upon termination of each lease, the applicable property will be expected to have a substantial remaining useful life and substantial remaining fair market value.

The analysis of whether a lease is a true lease for U.S. federal income tax purposes is inherently factual. If the Master Lease Agreements (or any leases subsequently entered into) are characterized as services contracts or partnership agreements, rather than as true leases, or disregarded altogether for tax purposes, part or all of the payments that PropCo and its subsidiaries receive may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, REITCo would not be able to satisfy the Gross Income Tests and, as a result, would lose its REIT status unless it qualifies for relief.

As indicated above, “rents from real property” must not be based in whole or in part on the income or profits of any person. The Master Lease Agreements provide for periodic payments of a specified base rent plus, to the extent that it exceeds the base rent, additional rent which is calculated based upon gross sales, plus certain other amounts. Payments made pursuant to these leases should qualify as “rents from real property” since they are generally based on either fixed dollar amounts or on specified percentages of gross sales fixed at the time the leases were entered into. The foregoing assumes that the leases have not been and will not be renegotiated during their term in a manner that has the effect of basing either the percentage rent or base rent on income or profits. The foregoing also assumes that the leases are not in reality used as a means of basing rent on income or profits. More generally, the rent payable under the leases will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice. The Debtors intend that REITCo will not renegotiate the percentages used to determine the percentage rent during the terms of the leases in a manner that will have the effect of basing rent on income or profits. In addition, the Debtors believe that the rental provisions and other terms of the leases conform with normal business practice and generally are not intended to be used as a means of basing rent on income or profits. Furthermore, the Debtors intend that, with respect to properties that REITCo acquires in the future, no rent for any property will be charged that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

b.	The 95% Gross Income Test

In addition to deriving 75% of its gross income from the sources listed above, at least 95% of REITCo’s gross income (excluding gross income from prohibited transactions and certain hedging transactions and cancellation of indebtedness income) for the taxable year must be derived from (i) sources which satisfy the 75% Gross Income Test, (ii) dividends, (iii) interest, and (iv) gain from the sale or disposition of stock or other securities that are not assets held primarily for sale to customers in the ordinary course of its trade or business (the “95% Gross Income Test”). The Debtors intend that REITCo will invest funds not otherwise invested in properties in cash sources or other liquid investments which will allow REITCo to satisfy the 95% Gross Income Test.

REITCo’s share of income from the properties will primarily give rise to rental income and gains on sales of the properties, substantially all of which will generally qualify under the 75% Gross Income and 95% Gross Income Tests. REITCo’s anticipated operations indicate that it is likely that it will have little or no non-qualifying income. As described above, REITCo may establish one or more TRSs. The gross income generated by these TRSs would not be included in REITCo’s gross income. Any dividends from TRSs to REITCo would be included in REITCo’s gross income and qualify for the 95% Gross Income Test.

7.	REIT Distribution Requirements

a.	E&P Purging Dividend in Spin Structure

If the Spin Structure is implemented, REITCo must distribute any “earnings and profits” as defined in the Internal Revenue Code (“E&P”) that are allocated from CEOC to REITCo in connection with the Spin Structure (the “E&P Purging Dividend”).

The E&P Purging Dividend will consist of cash or a mixture of stock and cash. In the event the E&P Purging Dividend is paid with a combination of stock and cash, each Holder of REIT stock will be entitled to elect to receive all stock, all cash or a combination of the two, but in any event the total aggregate amount of the E&P Purging Dividend is currently anticipated to consist of at least 20% cash. Regardless of any Holder’s election and the amount of cash that is included in the E&P Purging Dividend, the full amount of the E&P Purging Dividend will be taxable to Holders of REIT stock.

b.	Annual Distribution Requirements

REITCo will be required to distribute dividends (other than capital gain dividends) to REITCo’s stockholders each year in an amount at least equal to the excess of: (i) the sum of: (A) 90% of REITCo’s REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain); and (B) 90% of the net income (after tax) from foreclosure property; over (ii) the sum of some types of items of non-cash income. Whether sufficient amounts have been distributed is based on amounts paid in the taxable year to which they relate, or in the following taxable year if REITCo: (1) declares a dividend before the due date of REITCo’s tax return (including extensions); (2) distributes the dividend within the 12-month period following the close of the taxable year (and not later than the date of the first regular dividend payment made after such declaration); and (3) files an election with REITCo’s tax return. Additionally, dividends that REITCo declares in October, November or December in a given year payable to stockholders of record in any such month will be treated as having been paid on December 31 of that year so long as the dividends are actually paid during January of the following year.

In order for REITCo’s distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide REITCo with a REIT-level tax deduction for dividends paid, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in REITCo’s organizational documents. However, this restriction with respect to preferential dividends will not apply to REITCo so long as REITCo is required to file annual and periodic reports with the SEC under the ’34 Act.

If REITCo fails to meet the annual distribution requirements as a result of an adjustment to REITCo’s U.S. federal income tax return by the IRS, or under certain other circumstances, REITCo may cure the failure by paying a “deficiency dividend” (plus penalties and interest to the IRS) within a specified period.

In the event REITCo does not have sufficient cash in a particular year (or elects to retain such cash) to satisfy REITCo’s annual distribution requirements, REITCo may elect to borrow cash to fund such distributions. Alternatively, REITCo may elect to utilize taxable stock dividends (or consent dividends, in the event sufficient consent can be obtained) to satisfy its annual distribution requirements. If taxable stock dividends or consent dividends are utilized, regardless of the amount of cash that is included in such dividend, the full amount of such dividend will be taxable to Holders of REITCo stock.

8.	Failure to Qualify

If REITCo fails to qualify as a REIT in any taxable year, REITCo may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. If the applicable relief provisions are not available or cannot be met, REITCo will not be able to deduct REITCo’s dividends and will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on REITCo’s taxable income at regular corporate rates, thereby reducing cash available for distributions and potentially having other materially adverse effects on REITCo’s finances. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary dividends, and, subject to limitations in the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, REITCo also would be disqualified from reelecting taxation as a REIT for the four taxable years following the year during which qualification was lost.

In the event that REITCo fails to satisfy one or more requirements for qualification as a REIT, other than the Gross Income Tests and the Asset Tests, each of which is subject to the cure provisions described above, REITCo will retain its REIT qualification if (a) the violation is due to reasonable cause and not willful neglect and (b) REITCo pays a penalty of $50,000 for each failure to satisfy the provision.

9.	Prohibited Transactions

REITCo will be subject to a 100% U.S. federal income tax on any net income derived from “prohibited transactions.” Net income derived from prohibited transactions arises from the sale or exchange of property held for sale to customers in the ordinary course of REITCo’s business which is not foreclosure property. There is an exception to this rule for the sale of real property that has been held for at least two years that: (a) has aggregate expenditures which are includable in the basis of the property not in excess of 30% of the net selling price; (b) in some cases, was held for production of rental income for at least two years; (c) in some cases, substantially all of the marketing and development expenditures were made through an independent contractor; and (d) when combined with other sales in the year, either does not cause the REIT to have made more than seven sales of property during the taxable year, or occurs in a year when the REIT disposes of less than 10% of its assets (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property).

The Debtors intend that REITCo’s acquisition and operation of properties will result in the production of rental income. Accordingly, the Debtors do not expect that REITCo or PropCo will hold any property for sale to customers in the ordinary course of REITCo’s business.

10.	Investments in TRSs

REITCo and any entity treated as a corporation for tax purposes in which REITCo owns an interest are allowed to jointly elect to treat such entity as a “taxable REIT subsidiary.” In addition, if any of our TRSs owns, directly or indirectly, securities representing 35% or more of the vote or value of an entity treated as a corporation for tax purposes, that subsidiary will also automatically be treated as REITCo’s taxable REIT subsidiary.

One or more of REITCo’s subsidiaries may elect to be treated as a TRS, and additional subsidiaries may subsequently become TRSs. As REITCo’s TRSs, these entities will pay U.S. federal and state income taxes at the full applicable corporate rates on their income (without deduction for payment of any dividends). Such TRSs will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent any of REITCo’s TRSs is required to pay U.S. federal, state or local taxes, the cash available for distribution by such TRS to its stockholders, including REITCo, will be reduced accordingly.

TRSs are subject to full corporate level taxation on their earnings, but are permitted to engage in certain types of activities which cannot be performed directly by REITs without jeopardizing their REIT status. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary generally may engage in any business activity, including the provision of services to a REIT’s tenants, without causing the REIT to receive impermissible tenant service income under the Gross Income Tests and without subjecting the REIT to the 100% penalty tax on prohibited transactions.

11.	Tax on Built-In Gain

If REITCo (directly or indirectly through PropCo) acquires certain assets in tax-deferred transactions, which assets were held by one or more C corporations before they were held by REITCo, REITCo may be subject to a built-in gain tax on a future disposition of such assets. This rule will apply to the substantial majority of the properties acquired by REITCo pursuant to the Plan. If REITCo disposes of any such assets during the ten-year period following acquisition (i.e., during the ten-year period following REITCo’s qualification as a REIT), REITCo will be subject to U.S. federal income tax (and applicable state and local taxes) at the highest corporate tax rates on any gain recognized from the disposition such assets to the extent of the excess of the fair market value of such assets on the date that they were contributed to or acquired by REITCo in a tax-deferred transaction over the adjusted tax basis of such assets on such date, which are referred to as built-in gains. REITCo would be subject to this corporate-level tax liability (without the benefit of the deduction for dividends paid) even if REITCo qualifies and maintains its status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and the distribution requirement. Any tax on the recognized built-in gain will reduce REIT taxable income. REITCo may choose to forego otherwise attractive opportunities to sell assets in a taxable transaction during the ten-year built-in gain recognition period in order to avoid this built-in gain tax. However, there can be no assurance that such a taxable transaction will not occur. The amount of any such built-in gain tax could be material and the resulting tax liability could have a negative effect on REITCo’s cash flow and limit REITCo’s ability to pay distributions required to maintain our status as a REIT (or cause REITCo to pay such distributions partially in kind, as discussed above).

12.	Taxation of Taxable U.S. Holders of REITCo Stock103

As long as REITCo qualifies as a REIT, distributions paid to U.S. Holders of REITCo stock out of current or accumulated earnings and profits (and not designated as capital gain dividends) will generally be ordinary income and generally will not be “qualified dividends” in the case of non-corporate U.S. Holders of REITCo stock and will not be eligible for the dividends received deduction in the case of corporate U.S. Holders of REITCo stock. Distributions in excess of current and accumulated earnings and profits are treated first as a tax-deferred return of capital to the stockholder, reducing the stockholder’s tax basis in his or her common stock by the amount of such distribution, and then as capital gain.

103	This discussion does not apply to Holders of Claims (if any) that receive PropCo LP Interests rather than REIT stock. The treatment of such Holders of Claims will be subject to standard partnership taxation principles, as discussed below.

Because REITCo’s earnings and profits are reduced for depreciation and other non-cash items, it is possible that a portion of each distribution will constitute a tax-deferred return of capital. Additionally, because distributions in excess of earnings and profits reduce Holders’ basis in REITCo stock, this will increase Holders’ gain on any subsequent sale of REITCo stock. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains to the extent they do not exceed actual net capital gain for the taxable year, without regard to the period for which the Holder that receives such distribution has held its stock. Corporate Holders may be required to treat up to 20% of some types of capital gain dividends as ordinary income. Additionally, REITCo may also decide to retain, rather than distribute, REITCo’s net long-term capital gains and pay any tax thereon. In such instances, Holders would include their proportionate shares of such gains in income, receive a credit on their returns for their proportionate share of REITCo tax payments, and increase the tax basis of their shares of stock by the after-tax amount of such gain.

Dividend income is characterized as “portfolio” income under the passive loss rules and cannot be offset by a stockholder’s current or suspended passive losses. Although stockholders generally recognize taxable income in the year that a distribution is received, any distribution REITCo declares in October, November or December of any year that is payable to a Holder of record on a specific date in any such month will be treated as both paid by REITCo and received by the Holder on December 31 of the year it was declared if paid by REITCo during January of the following calendar year.

Because REITCo is not a pass-through entity for U.S. federal income tax purposes, Holders may not use REITCo’s operating or capital losses to reduce their tax liabilities. As discussed above, in certain circumstances, REITCo may have the ability to declare a large portion of a dividend in REITCo stock. Moreover, up to 80% of the E&P Purging Dividend may be paid in stock. In such a case, a Holder would be taxed on 100% of the dividend in the same manner as a cash dividend, even though most of the dividend was paid in shares of REITCo stock. In general, the sale of REITCo stock held for more than 12 months will produce long-term capital gain or loss. All other sales will produce short-term gain or loss. In each case, the gain or loss is equal to the difference between the amount of cash and fair market value of any property received from the sale and the stockholder’s basis in the stock sold. However, any loss from a sale or exchange of stock by a Holder who has held such stock for six months or less generally will be treated as a long-term capital loss, to the extent that the Holder treated REITCo distributions as long-term capital gains. REITCo will report to U.S. Holders and to the IRS the amount of dividends paid during each calendar year, and the amount (if any) of U.S. federal income tax REITCo withholds.

13.	Taxation of Tax-Exempt Holders of REITCo Stock

The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees’ pension trust do not constitute unrelated business taxable income. Subject to the discussion below regarding a “pension-held REIT,” based upon the ruling, the analysis in the ruling and the statutory framework of the Internal Revenue Code, distributions to a domestic stockholder that is a tax-exempt entity by REITCo should also not constitute unrelated business taxable income, provided that the tax-exempt entity has not financed the acquisition of shares of REITCo stock with “acquisition indebtedness” within the meaning of the Internal Revenue Code, that the shares of REITCo stock are not otherwise used in an unrelated trade or business of the tax-exempt entity, and that REITCo, consistent with the Debtors’ present intent, does not hold a residual interest in a real estate mortgage investment conduit. Social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from REITCo as unrelated business taxable income.

However, if any pension or other retirement trust that qualifies under section 401(a) of the Internal Revenue Code holds more than 10% by value of the interests in a “pension-held REIT” at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such REIT may constitute unrelated business taxable income. For these purposes, a “pension-held REIT” is defined as a REIT if such REIT would not have qualified as a REIT but for the provisions of the Internal Revenue Code which look through such a qualified pension trust in determining ownership of stock of the REIT and either (i) at least one qualified pension trust holds more than 25% by value of the interests of such REIT or (ii) one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in such REIT.

14.	Taxation of Non-U.S. Holders of REITCo Stock

The rules governing the U.S. federal income taxation of beneficial Holders of REITCo stock that are Non-U.S. Holders are complex. Only a summary of such rules is provided in this Disclosure Statement. This summary supplements the discussion in the section of this tax disclosure entitled “Certain Federal Income Tax Consequences of the Plan to Non-U.S. Holders of Allowed Claims and Interests.” Non-U.S. Holders should consult their tax advisors to determine the effect that U.S. federal, state and local income tax or similar laws will have on Holders as a result of ownership of REITCo stock.

Distributions paid by REITCo that are not attributable to gain from REITCo’s sales or exchanges of U.S. real property interests and not designated by REITCo as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of REITCo’s current or accumulated earnings and profits. Such dividends to Non-U.S. Holders ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from REITCo stock is treated as effectively connected income, the Non-U.S. Holder generally will be subject to a tax at the graduated rates applicable to ordinary income, in the same manner as U.S. Holders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax, or such lower rate provided by an applicable tax treaty, in the case of a Non-U.S. Holder that is a foreign corporation). Dividends in excess of REITCo’s current and accumulated earnings and profits will not be taxable to a Non-U.S. Holder to the extent they do not exceed the adjusted basis of the Non-U.S. Holder’s shares. Instead, such dividends will reduce the adjusted basis of such shares. To the extent that such dividends exceed the adjusted basis of a Non-U.S. Holder’s shares, they will give rise to tax liability if the Non-U.S. Holder would otherwise be subject to tax on any gain from the sale or disposition of his shares.

Distributions that are attributable to gain from REITCo’s sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Holder as if such gain were effectively connected income. Non-U.S. Holders would thus be required to file U.S. federal income tax returns and would be taxed at the rates applicable to U.S. Holders, and would be subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, such dividends may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Holder not entitled to any treaty exemption. However, generally a capital gain dividend from a REIT is not treated as effectively connected income for a foreign investor if (i) the distribution is received with regard to a class of stock that is regularly traded on an established securities market located in the United States; and (ii) the foreign investor does not own more than 10% of the class of stock at any time during the tax year within which the distribution is received.

Gain recognized by a Non-U.S. Holder upon a sale of shares of REITCo stock generally will not be subject to U.S. federal income taxation, provided that: (i) such gain is not effectively connected income; (ii) the Non-U.S. Holder is not present in the United States for 183 days or more during the taxable year and certain other conditions apply; and (iii) REITCo is “domestically controlled,” which generally means that less than 50% in value of REITCo shares were held directly or indirectly by foreign persons during the five year period ending on the date of disposition or, if shorter, during the entire period of REITCo’s existence. The Debtors cannot assure that REITCo will qualify as “domestically controlled.”

If REITCo was not “domestically controlled”, a Non-U.S. Holder’s sale of stock would be subject to U.S. federal income taxation, unless REITCo stock was regularly traded on an established securities market and the selling Non-U.S. Holder has not directly, or indirectly, owned during a specified testing period more than 10% in value of such class of REITCo stock. If the gain on the sale of REITCo stock was subject to taxation, the Non-U.S. Holder would be subject to the same treatment as a U.S. Holder with respect to such gain, and the purchaser of such stock may be required to withhold 10% of the gross purchase price of such shares.

Whether or not REITCo is “domestically controlled”, a Non-U.S. Holder generally will incur tax on gain from the sale of REITCo stock if (i) the gain is effectively connected income, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. Holders with respect to such gain, or (ii) the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the Non-U.S. Holder will generally incur a 30% tax on his or her net U.S. source capital gains.

Information relating to withholding considerations for Non-U.S. Holders is discussed below.

F.	Tax Aspects of REITCo’s Ownership of PropCo

1.	REITCo Will Be a Partner in PropCo, Which Will Hold the Substantial Majority of REITCo’s Assets

Other than properties or assets owned by the TRS, as of the Effective Date, all of REITCo’s properties will be owned through PropCo or subsidiaries thereof. The Debtors intend that PropCo will qualify as a partnership for U.S. federal income tax purposes. In general, a partnership is a “pass-through” entity which is not subject to U.S. federal income tax. Rather, partners are allocated their proportionate share of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partner received a distribution from the partnership. REITCo will include its proportionate share of PropCo’s partnership items in REITCo’s income for purposes of the Gross Income Tests and in the computation of its REIT taxable income.

Each partner’s share of PropCo’s tax items is determined in accordance with PropCo’s limited partnership agreement, although the allocations will be adjusted for tax purposes if they do not comply with the technical provisions of section 704(b) of the Internal Revenue Code and the regulations thereunder. The Debtors intend that PropCo’s allocation of tax items will comply with these provisions. Notwithstanding these allocation provisions, for purposes of complying with the Gross Income Tests and Asset Tests applicable to REITs discussed above, REITCo will be deemed to own its proportionate share of each of the assets of PropCo and will be deemed to have received a proportionate share of the income of PropCo, in each case based on REITCo’s capital interest in PropCo. Accordingly, any increase in REITCo’s REIT taxable income from REITCo’s interest in PropCo, whether or not a corresponding cash distribution is also received from PropCo, will increase REITCo’s distribution requirements. The amount of PropCo taxable income allocated to REITCo may differ depending on whether the Spin Structure or the Partnership Contribution Structure is consummated.

2.	Tax Allocations With Respect to Book Tax Differences for Contributed Properties

Under section 704(c) of the Internal Revenue Code, income, gain, loss and deductions attributable to appreciated or depreciated property that is contributed to a partnership must be allocated for U.S. federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of contribution. The amount of unrealized gain or unrealized loss generally is equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution, which is referred to as the book-tax difference. A book-tax difference also can exist with respect to an asset that has not appreciated or depreciated in economic terms if that asset has been depreciated for tax purposes. A substantial book-tax difference exists with respect to certain assets that will be contributed to PropCo pursuant to the Plan.

PropCo’s limited partnership agreement will require that allocations of income, gain, loss and deductions attributable to the properties with respect to which there is a book-tax difference to be made in a manner that is consistent with section 704(c) of the Internal Revenue Code. Treasury Regulations under section 704(c) require partnerships to use a reasonable method for allocation of items affected by section 704(c) of the Internal Revenue Code.

PropCo’s limited partnership agreement will also require that any gain allocated to PropCo’s partners upon the sale or other taxable disposition of any PropCo asset must, to the extent possible after taking into account other required allocations of gain, be characterized as recapture income in the same proportions and to the same extent as the partners previously have been allocated any deductions directly or indirectly giving rise to the treatment of the gains as recapture income.

3.	Liquidation of PropCo

If PropCo liquidates and dissolves, a distribution of its property other than money generally will not result in taxable gain to its partners, except to the extent provided in sections 704(c)(1)(B), 731, and 737 of the Internal Revenue Code. The basis of any property distributed to a PropCo partner will equal the adjusted basis of the partner’s partnership interest, reduced by any money distributed in liquidation. A distribution of money upon the liquidation of PropCo, however, will be taxable to a partner to the extent that the amount of money distributed in liquidation, including any deemed distributions of cash as a result of a reduction in the partner’s share of partnership liabilities, exceeds the partner’s tax basis in its partnership interest.

G.	Ownership and Disposition of the PropCo LP Interests

1.	General

Under the Treasury Regulations, a domestic entity that has two or more members and that is not organized as a corporation under U.S. federal or state law will generally be classified as a partnership for U.S. federal income tax purposes, unless it elects to be treated as a corporation. Pursuant to the Plan and PropCo’s limited partnership agreement, no election may be made for PropCo to be classified as a corporation for U.S. federal income tax purposes. Thus, subject to the discussion of publicly traded partnerships below, PropCo will be treated as a partnership for U.S. federal income tax purposes. Each holder of PropCo LP Interests is urged to consult its tax advisor regarding the tax consequences of owning and disposing of membership interests in PropCo.

Under the “publicly traded partnership” provisions of the Internal Revenue Code, an entity that would otherwise be treated as a partnership whose interests are considered to be publicly traded and does not meet a qualifying income test will be taxable as a corporation. The PropCo limited partnership agreement will prohibit the transfer of membership interests in PropCo if such transfer would jeopardize the status of PropCo as a partnership for U.S. federal income tax purposes (prior to an actual conversion for U.S. federal income tax purposes to corporate status). Any purported transfer in violation of such provisions will be null and void and would not be recognized by PropCo.

This discussion of the U.S. federal income tax consequences of the Plan assumes that PropCo will be treated as a partnership for U.S. federal income tax purposes.

As a partnership, PropCo itself will not be subject to U.S. federal income tax. Instead, PropCo will file an annual partnership information return with the IRS, which form will report the results of PropCo’ operations. Each member will be required to report on its U.S. federal income tax return, and will be subject to tax in respect of, its distributive share of each item of PropCo’ income, gain, loss, deduction and credit for each taxable year of PropCo ending with or within the member’s taxable year. Each item generally will have the same character as if the member had realized the item directly. Members will be required to report these items regardless of the extent to which, or whether, they receive cash distributions from PropCo for such taxable year, and thus may incur income tax liabilities in excess of any distributions from PropCo. Members will also have state filing obligations in jurisdictions where PropCo’s properties are located.

PropCo’s tax basis and holding period in its assets contributed directly to PropCo by CEOC (or CEOC’s subsidiaries) or indirectly through the REIT would be the same as CEOC’s (or CEOC’s subsidiaries’) basis and holding period with respect to such assets.

A member is allowed to deduct its allocable share of PropCo’s losses (if any) only to the extent of such member’s adjusted tax basis (discussed below) in its membership interest at the end of the taxable year in which the losses occur. In addition, various other limitations in the Internal Revenue Code may significantly limit a member’s ability to deduct its allocable share of deductions and losses of PropCo against other income.

PropCo will provide each member with the necessary information to report its allocable share of the PropCo tax items for U.S. federal income tax purposes; however, no assurance can be given that PropCo will be able to provide such information prior to the initial due date of the members’ U.S. federal income tax returns and the members may therefore be required to apply to the IRS for an extension of time to file their tax returns.

The board of directors of PropCo will decide how items will be reported on PropCo’s U.S. federal income tax returns, and all members will be required under the Internal Revenue Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event that the income tax returns of PropCo are audited by the IRS, the tax treatment of PropCo income and deductions generally will be determined at the PropCo level in a single proceeding, rather than in individual audits of the members. The tax matters partner will have considerable authority under the Internal Revenue Code and the limited partnership agreement for PropCo to make decisions affecting the tax treatment and procedural rights of all members.

A member generally will not recognize gain or loss on the receipt of a distribution of cash or property from PropCo (provided that the member is not treated as exchanging such member’s share of PropCo’s “unrealized receivables” and/or certain “inventory items” (as those terms are defined in the Internal Revenue Code, and together “ordinary income items”) for other partnership property). A member, however, will recognize gain on the receipt of a distribution of money and, in some cases, marketable securities, from PropCo (including any constructive distribution of money resulting from a reduction of the member’s share of the indebtedness of PropCo) to the extent such cash distribution or the fair market value of such marketable securities distributed exceeds such member’s adjusted tax basis in its membership interest. Such distribution would be treated as gain from the sale or exchange of a membership interest, which is described below.

A member will recognize gain on the complete liquidation of its membership interest only to the extent the amount of money received exceeds its adjusted tax basis in its interest. Distributions of certain marketable securities are treated as distributions of money for purposes of determining gain. Any gain recognized by a member on the receipt of a distribution from PropCo generally will be capital gain, but may be taxable as ordinary income under certain other circumstances. No loss can be recognized on a distribution in liquidation of a membership interest, unless the member receives no property other than money and ordinary income items.

A member’s adjusted tax basis in its membership interest generally will be equal to such member’s initial tax basis (discussed above), increased by the sum of (i) any additional capital contribution such member makes to PropCo, (ii) the member’s allocable share of the income of PropCo, and (iii) increases in the member’s allocable share of the indebtedness of PropCo, and reduced, but not below zero, by the sum of (iv) the member’s allocable share of the losses of PropCo, and (v) the amount of money or the adjusted tax basis of property distributed to such member, including constructive distributions of money resulting from reductions in such member’s allocable share of the indebtedness of PropCo.

A sale of all or part of a member’s interest will result in the recognition of gain or loss in an amount equal to the difference between the amount of the sales proceeds or distribution (including any constructive distribution) and such member’s adjusted tax basis for the portion of the interest disposed of. Any gain or loss recognized with respect to such a sale generally will be treated as capital gain or loss, and will be long-term capital gain or loss if the interest has been held for more than one year, except to the extent (i) that the proceeds of the sale are attributable to a member’s allocable share of certain ordinary income items of PropCo and such proceeds exceed the member’s adjusted tax basis attributable to such ordinary income items and (ii) of previously allowed bad debt or ordinary loss deductions (reduced by any recognized gain which the member may have received on the exchange of a Claim for PropCo Interests). A member’s ability to deduct any loss recognized on the sale of its membership interest will depend on the member’s own circumstances and may be restricted under the Internal Revenue Code.

PropCo’s limited partnership agreement will provide that a holder of PropCo LP Interests may elect to have PropCo redeem some or all of such holder’s PropCo LP Interests in exchange for, at PropCo’s election, either (i) a corresponding number of shares of REIT stock (preferred or common, as the case may be), or (ii) an amount of cash equal to the fair market value of such shares. In either case such exchange would be taxable to such holder with gain or loss being recognized as described above. In the even such holder received shares of REIT stock, such holder’s basis in such shares would equal their fair market value as of the date of the exchange and such holder’s holding period would begin the day after the exchange.

2.	Non-U.S. Holders

The U.S. federal income tax treatment of a holder of PropCo LP Interests that is a nonresident alien, non-U.S. corporation, non-U.S. partnership, non-U.S. estate or non-U.S. trust (a “Non-U.S. Partner”) is complex and will vary depending on the circumstances and activities of such holder and PropCo. Each Non-U.S. Partner is urged to consult with its own tax advisor regarding the U.S. federal, state and local and non-U.S. income, estate and other tax consequences of holding interests in PropCo. The following discussion assumes that a Non-U.S. Partner is not subject to U.S. federal income taxes as a result of its presence or activities in the United States (other than as a holder of Interests in PropCo).

A Non-U.S. Partner generally will be subject to U.S. federal withholding taxes at the rate of 30 percent (or such lower rate provided by an applicable tax treaty) on its share of PropCo’ income from dividends, interest (other than interest that constitutes portfolio interest within the meaning of the Internal Revenue Code), and certain other income.

The activities of PropCo are likely to be treated as a U.S. trade or business, and to the extent that such activities are so treated, a Non-U.S. Partner would be deemed to be engaged in that underlying U.S. trade or business. A Non-U.S. Partner’s share of PropCo’ effectively connected income would be subject to tax at normal graduated U.S. federal income tax rates and, if the Non-U.S. Partner is a corporation for U.S. federal income tax purposes, may also be subject to U.S. branch profits tax. In addition, some or all of the gain on a disposition of a Non-U.S. Partner’s interest in PropCo could be treated as effectively connected income to the extent such gain is attributable to assets that generate effectively connected income. A Non-U.S. Partner generally will be required to file a U.S. federal income tax return if PropCo is deemed to be engaged in a U.S. trade or business (even if no income allocated to the Non-U.S. Partner is effectively connected income). PropCo would be required to withhold U.S. federal income tax with respect to the Non-U.S. Partner’s share of income that is effectively connected income.

The Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”), imposes a tax on gain realized on disposition by a non-U.S. person of a “United States real property interests” (“USPRI”) by treating such gain as effectively connected with a U.S. trade or business, subjecting the non-U.S. person to tax on such gain at normal graduated U.S. federal income tax rates, and generally requiring the non-U.S. person to file a U.S. federal income tax return. PropCo LP Interests are likely to be treated as USRPIs, upon a disposition by a Non-U.S. Partner of its PropCo LP Interests, the transferee of such interests would be required to deduct and withhold a tax equal to 15% of the gross amount realized on such disposition. Any amounts so withheld can be applied as a credit against the U.S. federal income tax liability of the Non-U.S. Partner and can be recovered as a refund in the event of overpayment. Non-U.S. Partners may be required to comply with certain reporting requirements to the extent provided in the Treasury Regulations.

H.	Ownership and Disposition of New CEC Common Equity and New CEC Convertible Notes

1.	General

Any distributions made on account of the New CEC Common Equity will constitute dividends for U.S. federal income tax purposes to the extent of the current or accumulated earnings and profits of CEC as determined under U.S. federal income tax principles. To the extent that a U.S. Holder receives distributions that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed such current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the U.S. Holder’s basis in its shares. Any such distributions in excess of the U.S. Holder’s basis in its shares (determined on a share-by-share basis) generally will be treated as capital gain.

Dividends paid to U.S. Holders that are corporations generally will be eligible for the dividends-received deduction so long as there are sufficient earnings and profits. However, the dividends-received deduction is only available if certain holding period requirements are satisfied. The length of time that a shareholder has held its stock is reduced for any period during which the shareholder’s risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales, or similar transactions. In addition, to the extent that a corporation incurs indebtedness that is directly attributable to an investment in the stock on which the dividend is paid, all or a portion of the dividends received deduction may be disallowed.

Unless a non-recognition provision applies, U.S. Holders generally will recognize capital gain or loss upon the sale, redemption, or other disposition of New CEC Common Equity or New CEC Convertible Notes. Such capital gain will be long-term capital gain if at the time of the sale, exchange, retirement, or other taxable disposition, the U.S. Holder held the New CEC Common Equity New CEC Convertible Notes for more than one year. Long-term capital gains of an individual taxpayer generally are taxed at preferential rates, and the ability to utilize capitalized losses may be limited.

This summary does not consider issues related to Medicare tax, and U.S. Holders of New CEC Common Equity should consult their tax advisors regarding such taxes.

2.	Non-U.S. Holders

Except as described below, dividends paid with respect to New CEC Common Equity held by a Non-U.S. Holder that are not effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (or if an income tax treaty applies, are not attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States) will be subject to U.S. federal withholding tax, which is discussed below. Dividends paid with respect to New CEC Common Equity held by a Non-U.S. Holder that are effectively connected income and, if an income tax treaty applies, are attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States, generally will be subject to U.S. federal income tax in the same manner as a U.S. Holder, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such Non-U.S. Holder’s effectively connected earnings and profits that are attributable to the dividends.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to any gain realized on the sale or other taxable disposition (including a cash redemption) of New CEC Common Equity or New CEC Convertible Notes unless: (a) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition or who is subject to special rules applicable to former citizens and residents of the United States; (b) such gain is effectively connected income; or (c) CEC is or has been during a specified period a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If the first exception with respect to sales or dispositions applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition of New CEC Common Equity or New CEC Convertible Notes. If the second exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. Holder, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to earnings and profits effectively connected with a U.S. trade or business that are attributable to such gains.

I.	Ownership and Disposition of New CEC Convertible Notes and Conversion of New CEC Convertible Notes Into New CEC Common Equity

1.	U.S. Holders

Interest on the New CEC Convertible Notes should be treated as interest on any other debt instrument, i.e., treated as ordinary income to the recipient at the time such income is paid or accrued in accordance with a U.S. Holder’s method of accounting for U.S. federal income tax purposes. No determination has been made with respect to whether the New CEC Convertible Notes will have original issue discount (OID), which could require the accrual of interest at times when no cash interest payments are made.

Unless a non-recognition provision applies, U.S. Holders generally will recognize capital gain or loss upon the sale, redemption, or other disposition of New CEC Convertible Notes. Such capital gain will be long-term capital gain if at the time of the sale, exchange, retirement, or other taxable disposition, the U.S. Holder held the New CEC Convertible Notes for more than one year. Long-term capital gains of an individual taxpayer generally are taxed at preferential rates, and the ability to utilize capitalized losses may be limited.

U.S. Holders of New CEC Convertible Notes generally will not recognize gain or loss upon the conversion of the New CEC Convertible Notes solely into shares of New CEC Common Equity, other than with respect to cash received in lieu of fractional shares, which should be treated as described below, and other than amounts attributable to accrued but unpaid interest, which should be taxable as interest to the extent not previously included in income. A U.S. Holder’s tax basis in the New CEC Common Equity received upon such a conversion (including any fractional share deemed received, but excluding any common stock attributable to accrued interest, the tax basis of which would equal its fair market value) will be the same as the U.S. Holder’s adjusted tax basis in the New CEC Convertible Notes converted. A U.S. Holder’s holding period for such New CEC Common Equity should include the holding period for the notes that were converted, except with respect to New CEC Common Equity attributable to accrued interest (the holding period of which would begin the day after the New CEC Common Equity is received).

In the event that CEC delivers New CEC Common Equity and cash upon such a conversion, the United States federal income tax treatment of the conversion is uncertain. U.S. Holders should consult their tax advisors regarding the consequences of such a conversion. It is possible that the conversion may be treated as a recapitalization or as a taxable exchange in part as discussed below.

Treatment as a Recapitalization. If CEC pays a combination of cash and New CEC Common Equity in exchange for New CEC Convertible Notes upon conversion, the treatment of any gain or loss realized upon the conversion will depend on whether the conversion would constitute a recapitalization within the meaning of section 368(a)(1)(E) of the Internal Revenue Code. The conversion would be treated as a recapitalization only if the New CEC Convertible Notes constitute “securities” under the same test set forth above.

In such case, gain (but not loss) would be recognize to the extent of the lesser of (a) the amount of gain realized from the exchange or (b) the cash received in the conversion.

U.S. Holders should obtain an aggregate tax basis in the New CEC Common Equity, other than any such amounts treated as received in satisfaction of accrued but untaxed interest (or original issue discount), equal to (1) the tax basis of the surrendered New CEC Convertible Notes, less (2) cash received, plus (3) gain recognized (if any). The holding period for such New CEC Common Equity should include the holding period for the surrendered New CEC Convertible Notes.

The tax basis of any New CEC Common Equity determined to be received in satisfaction of accrued but untaxed interest (or original issue discount) should equal the amount of such accrued but untaxed interest (or original issue discount), but in no event should such basis exceed the fair market value of the New CEC Common Equity received in satisfaction of accrued but untaxed interest (or original issue discount). The holding period for such property should begin on the day following the conversion.

Alternative Treatment as Part Conversion and Part Sale. If the conversion of a CEC Convertible Note into cash and New CEC Common Equity were not treated as a recapitalization, the cash payment received would generally be treated as proceeds from the sale of a portion of the CEC Convertible Note and taxed in the manner described above (or in the case of cash received in lieu of a fractional share, taxed as a disposition of a fractional share), and the New CEC Common Equity received should be treated as having been received upon a conversion of the New CEC Convertible Notes, which generally would not be taxable to a U.S. holder except to the extent of any New CEC Common Equity received with respect to accrued but unpaid interest. In such case, the U.S. Holder’s tax basis in the CEC Convertible Note would generally be allocated pro rata (based on value) among the portion of the New CEC Convertible Notes deemed exchanged for the New CEC Common Equity (other than New CEC Common Equity received with respect to accrued but unpaid interest), the portion exchanged for any fractional share that is treated as sold for cash, and the portion of the CEC Convertible Note that is treated as sold for cash. A U.S. Holder’s holding period for the New CEC Common Equity received should include the U.S. Holder’s holding period for the converted CEC Convertible Note, except that the holding period of any New CEC Common Equity shares received with respect to accrued interest should commence on the day after the date of receipt.

Although the issue is not entirely free from doubt, a U.S. Holder may be permitted to allocate its tax basis in a CEC Convertible Note between the portion of the CEC Convertible Note that is deemed to have been converted and the portion of the CEC Convertible Note that is deemed to have been redeemed based on the relative fair market value of shares and the amount of cash received (excluding amounts attributable to accrued but unpaid interest) upon conversion. U.S. Holders are urged to consult their own tax advisors regarding such basis allocation.

Fractional Shares. Cash received in lieu of a fractional share of common stock will be treated as a payment in exchange for the fractional share and generally will result in capital gain or loss. Gain or loss recognized on the receipt of cash paid in lieu of fractional shares generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share exchanged.

2.	Non-U.S. Holders

Payment of Interest. Unless a Non-U.S. Holder qualified for the portfolio interest exemption or can provide a properly-executed Form W-8BEN, W-8BEN-E, Form W-8ECI, or other applicable documentation, interest paid on the New CEC Convertible Notes will be subject to a 30% withholding tax. If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the New CEC Convertible Notes is effectively connected with the conduct of that trade or business (subject to certain treaty considerations), such Non-U.S. Holder will be subject to federal income tax on such interest payments, but the 30% withholding tax will not apply. In addition, Non-U.S. Holders may be subject to a branch profits tax equal to 30% (such to treaty considerations) of such interest.

Section 871(m). Under regulations issued pursuant to section 871(m) of the IRC, withholding at a rate of 30% (subject to certain treaty considerations) applies to certain “dividend equivalent” payments made or deemed made to Non-U.S. Holders in respect of financial instruments that reference U.S. stocks. The Section 871(m) regulations do not apply to a payment to the extent that the payment is already treated as a deemed dividend under the rules described below, and therefore generally would not apply in respect of adjustments to the conversion rate of the New CEC Convertible Notes. However, because the Section 871(m) rules are complex, it is possible that they will apply in certain circumstances in which the deemed dividend rules described below do not apply, in which case the section 871(m) rules might require withholding at a different time or amount than the deemed dividend.

J.	Constructive Distributions to Holders of New CEC Common Equity and New CEC Convertible Notes

The conversion rate of the New CEC Convertible Notes may be adjusted in certain circumstances. Adjustments (or failures to make adjustments) that have the effect of increasing a Holder’s proportionate interest in CEC’s assets or earnings may in some circumstances result in a deemed distribution to a Holder. These provisions can apply to Holders of both New CEC Common Equity and New CEC Convertible Notes.

Adjustments to the conversion rate of the New CEC Convertible Notes made pursuant to a bona fide reasonable adjustment formula (as described in section 1.305-7(b) of the U.S. Treasury Regulations) that has the effect of preventing the dilution of the interest of the Holders of the New CEC Convertible Notes, however, will generally not be considered to result in a deemed distribution. In the event any conversion rate adjustment provisions are determined to not constitute bona fide reasonable adjustment formulas, a Holder may be deemed to have received a distribution even though such Holder did not receive any cash or property as a result of an adjustment pursuant to such provision. Any deemed distributions will be taxable as dividends, as discussed above. It is not clear whether a constructive dividend would be eligible for the reduced tax rates applicable to certain dividends paid to non-corporate Holders. It is also unclear whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends.

Non-U.S. Holders that are deemed to receive a constructive dividend pursuant to these rules may be subject to withholding taxes and/or branch profits taxes, as discussed in more detail above.

K.	Withholding and Reporting

The Debtors and any other withholding party will withhold all amounts required by law to be withheld from payments of interest (or original issue discount). The Debtors and any other responsible party will comply with all applicable reporting requirements of the Internal Revenue Code. In general, information reporting requirements may apply to distributions or payments made to a Holder of a Claim. Additionally, backup withholding, currently at a rate of 28%, will generally apply to such payments unless, in the case of a U.S. Holder, such U.S. Holder provides a properly executed IRS Form W-9 or, in the case of Non-U.S. Holder, such Non-U.S. Holder provides a properly executed applicable IRS Form W-8 (or otherwise establishes such Non-U.S. Holder’s eligibility for an exemption). Any amounts withheld under the backup withholding rules will be allowed as a credit against such Holder’s federal income tax liability and may entitle such Holder to a refund from the IRS, provided that the required information is provided to the IRS.

In addition, from an information reporting perspective, U.S. Treasury Regulations generally require disclosure by a taxpayer on its federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, certain transactions that result in the taxpayer’s claiming a loss in excess of specified thresholds. Holders are urged to consult their tax advisors regarding these regulations and whether the transactions contemplated by the Plan would be subject to these regulations and require disclosure on the Holders’ tax returns.

THE FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN ARE COMPLEX. THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF SUCH HOLDER’S CIRCUMSTANCES AND INCOME TAX SITUATION. ALL HOLDERS OF CLAIMS AND INTERESTS SHOULD CONSULT WITH THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS CONTEMPLATED BY THE PLAN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR NON-U.S. TAX LAWS, AND OF ANY CHANGE IN APPLICABLE TAX LAWS.

RECOMMENDATION

In the opinion of the Debtors, the Plan is preferable to all other available alternatives and provides for a larger distribution to the Debtors’ creditors than would otherwise result in any other scenario. Accordingly, the Debtors recommend that Holders of Claims and Interests entitled to vote on the Plan vote to accept the Plan and support Confirmation of the Plan.

Dated: June 28, 2016	Caesars Entertainment Operating Company, Inc. (for itself and all Debtors)

	By:	/s/ Randall S. Eisenberg
	Name:	Randall S. Eisenberg
	Title:	Chief Restructuring Officer